[Edgar Version Only: THIS FILING IS MADE PURSUANT TO RULE 424(B)(2) UNDER THE SECURITIES ACT OF 1933 IN CONNECTION WITH REGISTRATION NO. 333-90426]

Prospectus Supplement

(to Prospectus dated October 21, 2002)

$135,000,000

8 3/4% Senior Subordinated Notes due 2013

Offering Price: 98.369%

Set forth below is a summary of the terms of the notes offered by this prospectus supplement. For more details, see “Description of Notes.”

■ Interest The notes have a fixed annual interest rate of 8 3/4%, which will be paid every six months on October 1 and April 1, commencing April 1, 2004.	If we or any guarantor goes into bankruptcy, payments on the notes and the guarantees will only be made after our senior debts or the senior debts of such guarantor have been paid in full.

■ Maturity October 1, 2013.	■ Mandatory Offer to Repurchase If we sell certain assets or experience specific kinds of changes in control, we must offer to repurchase the notes.

■ Guarantees If we cannot make payments on the notes when they are due, certain of our subsidiaries have guaranteed the notes and must make payments instead.	■ Optional Redemption We may, at our option, redeem the notes at any time on or after October 1, 2008 at the prices set forth under “Description of Notes.”

■  Ranking

The notes and the guarantees are subordinated to all of our current debts and all of our future debts that we are permitted to incur, except those which expressly provide that they rank equal or subordinate in right of payment to the notes and the guarantees.

Prior to October 1, 2006 we may, at our option, redeem up to 35% of the notes with the proceeds from certain public equity offerings by us.

We will receive $130,098,150, or 97.967% of the $132,798,150 of gross proceeds from the sale of the notes, after paying the underwriters’ discounts and commissions of $2,700,000, or 2.03% of the gross proceeds from the sale of the notes.

This investment involves risks. See “ Risk Factors” beginning on page S-12 of this prospectus supplement and beginning on page 4 of the accompanying prospectus.

None of the Securities and Exchange Commission, the Louisiana Gaming Control Board, the Indiana Gaming Commission, the Mississippi Gaming Commission, the California Gambling Control Commission, the Nevada Gaming Commission, the Nevada State Gaming Control Board, the Washoe County, Nevada and the City of Reno, Nevada gaming authorities, or any state securities commission or other gaming authority, has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

Bear, Stearns & Co. Inc. expects to deliver the notes to purchasers on September 25, 2003.

Sole Book-Running Manager

Bear, Stearns & Co. Inc.

Joint Lead Managers

Banc of America Securities LLC	Lehman Brothers	SG Cowen

CIBC World Markets	UBS Investment Bank

The date of this prospectus supplement is September 19, 2003

[Pictures of certain

gaming properties and artists’

renderings of development projects]

ABOUT THIS PROSPECTUS SUPPLEMENT

We provide information to you about the notes in two separate documents that offer varying levels of detail:

•	The accompanying prospectus, which provides general information, some of which may not apply to the offering of the notes; and

•	This prospectus supplement, which provides a summary of the terms of the offering of the notes.

Generally, when we refer to this “prospectus,” we are referring to both documents combined. If information in this prospectus supplement is inconsistent with the accompanying prospectus, you should rely on this prospectus supplement.

This offering of notes is being made under our existing shelf registration statement that we filed with the Securities and Exchange Commission, which we refer to as the SEC. After the completion of this offering, we will have remaining under this shelf registration statement $365 million available for sale, from time to time, in one or more offerings of our debt securities, preferred stock, depositary shares, common stock or warrants to purchase common stock.

You should rely only upon the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these notes in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference is accurate only as of their respective dates. Our business, financial condition, results of operations and prospects may have changed since that date.

S-i

PROSPECTUS SUPPLEMENT SUMMARY

This is only a summary of the prospectus supplement. You should read the entire prospectus supplement and accompanying prospectus, including “Risk Factors” and our consolidated financial statements and related notes, as well as the documents incorporated by reference in this prospectus supplement and accompanying prospectus, before making an investment decision. Unless the context indicates otherwise, all references to “Pinnacle,” “the Company,” “we,” “our,” “ours” and “us” refer to Pinnacle Entertainment, Inc. and its consolidated subsidiaries.

Our Company

We are a leading diversified, multi-jurisdictional owner and operator of gaming entertainment facilities. We own and operate five properties in the United States, located in southeastern Indiana; Reno, Nevada; Bossier City and New Orleans, Louisiana; and Biloxi, Mississippi. We are also building a casino resort in Lake Charles, Louisiana. In addition, we own and operate two casinos in Argentina and receive lease income from two card clubs in southern California. All of our properties primarily cater to customers who live within driving distance of the properties.

Our revenues for 2002 and for the six months ended June 30, 2003, were $514.0 million and $265.7 million, respectively. Our EBITDA (as defined on page S-10) for 2002 and for the six months ended June 30, 2003 was $73.3 million and $43.0 million, respectively. Our net loss for 2002 and the six months ended June 30, 2003 was $69.6 million and $3.2 million, respectively. We intend to grow our profitability through the strategic development of new gaming properties in attractive gaming markets and a disciplined capital expenditure program at our existing locations. Our developments currently underway include a new $325 million casino resort in Lake Charles, Louisiana and a $37 million, 300 guest-room hotel tower expansion at Belterra, our southeastern Indiana property.

In early September 2003 we commenced construction of our Lake Charles property. We believe this resort will be the premier casino in the Lake Charles area upon its expected completion in the first quarter of 2005. Lake Charles is the closest significant gaming market to the Houston, Austin and San Antonio metropolitan areas. Our resort will be located on 227 acres, and will feature approximately 700 guest-rooms (including 65 suites), four villas, five restaurants, approximately 28,000 square feet of meeting space, a championship golf course designed by Tom Fazio, an expansive outdoor pool area, retail shops and a full-service spa. Unlike most other riverboat casinos, our Lake Charles casino will be entirely on one level and surrounded on three sides by the hotel facility, providing convenient access to at least 1,500 slot machines and 60 table games. We believe our Lake Charles property will be larger, and offer more amenities, than any other resort in the southwest Louisiana/east Texas market.

Our Properties

The following table summarizes certain features of each of our properties as of June 30, 2003:

Property	Type of Facility	Principal Markets	Slot Machines (approx.)	Table Games (approx.)	Hotel Rooms	Six Months Ended June 30, 2003
						EBITDA(1)(2)		Operating Income(2)
						(in millions)		(in millions)
Operating Properties:

Boomtown New Orleans, LA	Dockside	Local	1,459	50	—	$14.8		$11.5

Belterra Casino Resort, IN	Dockside	Cincinnati, Ohio and Louisville, Kentucky	1,554	41	308	9.7	(3)	2.9	(3)

Boomtown Bossier City, LA	Dockside	Dallas/Fort Worth	1,127	36	188	8.7		4.5

Casino Magic Biloxi, MS	Dockside	Alabama, North Florida, Georgia	1,215	30	378	7.9		4.0

Boomtown Reno, NV	Land-based	Northern California and Local	1,252	27	318	6.7		3.2

Casino Magic Argentina(4)	Land-based	Local and Regional Tourists	626	46	—	1.7		1.4

Operating Property Total			7,233	230	1,192

Properties Under Construction:
Lake Charles, LA	Dockside	Houston, San Antonio, Austin, Southwest Louisiana	1,500	60	700	n/a		n/a

Belterra hotel tower expansion	Dockside	Cincinnati, Ohio and Louisville, Kentucky	n/a	n/a	300	n/a		n/a
Card Clubs Leased:
Hollywood Park-Casino and Crystal Park(5)	Land-based	Local	—	121	238	$3.1		$1.8

(1)	See page S-42 for a definition of EBITDA and a reconciliation of EBITDA to Operating Income.
(2)	Data presents the EBITDA and Operating Income of the properties excluding corporate expenses of $9.6 million.
(3)	Reflects a $1.6 million retroactive gaming tax charge imposed by the Indiana state legislature.
(4)	Data presents the combined operations of the two casinos we operate in Argentina.
(5)	Data presents the combined operations of two card clubs in California that we lease to a third party operator.

Our principal properties:

Boomtown New Orleans is located on 54 acres in Harvey, Louisiana, approximately ten miles from downtown New Orleans, across the Mississippi river in the West Bank suburban area. The facility is a locals-oriented dockside riverboat casino featuring an approximately 88,000 square foot adjoining building with two restaurants, a delicatessen, a 350-seat nightclub, 21,000 square feet of meeting space and an amusement center. The property opened in 1994 and in early 2002 we completed a $10 million renovation.

Belterra opened in October 2000 on 315 acres of land along the Ohio River in southeastern Indiana, approximately 50 miles southwest of downtown Cincinnati, Ohio, and 65 miles northeast of Louisville, Kentucky. The property currently features a dockside riverboat casino with a 15-story, 308 guest-room hotel, six restaurants, a 1,750 seat entertainment showroom, a spa and an 18-hole championship golf course designed by Tom Fazio. In February 2003, we commenced construction of a new $37 million, 300 guest-room hotel tower expansion, featuring conference and meeting facilities, a swimming pool and other amenities. We believe the hotel tower expansion, which is expected to be completed in the spring of 2004, will enhance Belterra’s status as a regional resort and leverage the property’s existing infrastructure, including its casino and other facilities.

Boomtown Bossier City is a dockside riverboat casino and hotel tower on 23 acres of land in Bossier City, Louisiana, directly off, and highly visible from, Interstate 20. Interstate 20 is the major thoroughfare connecting Shreveport/Bossier City to the Dallas/Fort Worth metropolitan area, a three-hour drive to the west. Boomtown Bossier City features 188 guest-rooms, four restaurants and other amenities. The property opened in 1996, and in November 2002, we completed a $24 million renovation and expansion, including rebranding the facility from “Casino Magic” to “Boomtown.”

Casino Magic Biloxi is located on 16 acres in the Mississippi Gulf Coast and features a dockside riverboat casino, a 378 guest-room hotel, four restaurants, 6,600 square feet of convention space and a health club. The facility opened in 1993, and the hotel tower was added in 1998. We completed renovating its high-roller area and casino entrance in June 2003. Since the end of 2001, the resort has enjoyed a four-diamond rating from AAA.

Boomtown Reno is a land-based casino hotel that has been operating for over 35 years. It is located approximately eleven miles west of downtown Reno, Nevada, directly off Interstate 80, the primary east-west interstate highway serving northern California. The property sits on approximately 61 of our 569 acres of land, and features 318 guest-rooms, a 45,000 square-foot casino, four restaurants, two large gas stations, a recreational vehicle park, a 30,000 square foot amusement center, including a motion simulator theater, and over 10,000 square feet of meeting space.

Our Strategy and Competitive Strengths

Our strategy is to grow profitability through the strategic development of new gaming properties in attractive gaming markets and a disciplined capital expenditure program at our existing locations.

Our competitive strengths are:

•	High Quality Properties in Attractive Locations

We own high quality casino properties in attractive locations. We are committed to maintaining the quality of our properties by offering the latest slot machines, presenting fresh entertainment offerings and renovating and improving our facilities whenever necessary. Most of our principal properties have either opened or been extensively refurbished within the past five years.

•	Geographically Diversified Portfolio

We own and operate five U.S. properties, each in a distinct market. Our regional diversification reduces our dependence on any one market, while providing us with an opportunity to build a diversified base of gaming customers. This diversification will be further enhanced upon the opening of our Lake Charles casino resort.

•	Significant Development Plans Underway

We believe our new Lake Charles resort development and the Belterra hotel tower expansion will contribute substantial revenues, cash flow and earnings.

•	Significant Opportunities to Further Develop Our Properties

Several of our properties occupy only a portion of their sites, allowing us ample opportunities to add casino capacity, guest-rooms and other facilities, as our markets grow and demand warrants.

•	Experienced Management Team

Our executive and property-level management teams, led by Daniel R. Lee and Wade W. Hundley, have extensive industry experience and an established record of developing, acquiring, integrating and operating gaming facilities. Mr. Lee, formerly the Chief Financial Officer and Senior Vice President-

Development of Mirage Resorts, became our Chief Executive Officer and Chairman of the Board on April 10, 2002. Mr. Hundley, formerly the Executive Vice President in the Office of the CEO of Harveys Casino Resorts, became our Executive Vice President and Chief Operating Officer in September 2001. Prior to his position at Harveys, Mr. Hundley was a principal at Colony Capital, which then owned Harveys. In addition, since the beginning of 2002 we have appointed John A. Godfrey as Senior Vice President and General Counsel and Stephen H. Capp as Executive Vice President and Chief Financial Officer. Mr. Godfrey has had extensive experience in gaming law, having served as a name partner in two law firms since 1984 and senior positions in the Nevada Attorney General’s Office in its Gaming Division from 1980 to 1984. Mr. Capp was a Managing Director of Bear, Stearns & Co. Inc. from 1999 to January 2003.

Recent Developments

Debt Tender Offer.    We intend to use net proceeds of this offering to finance the purchase of our 9.50% senior subordinated notes due 2007 pursuant to a cash tender offer that was commenced on September 8, 2003. The tender offer is for any and all of our outstanding 9.50% senior subordinated notes at an offer price of 102.375% of principal amount plus accrued and unpaid interest, which price includes an early tender premium. There are $125 million in aggregate principal amount of such notes outstanding. Completion of this offering is a condition to the closing of the tender offer. Promptly following consummation of this offering, we intend to call for redemption any of our 9.50% senior subordinated notes that are not tendered or accepted pursuant to the tender offer, and will use net proceeds of this offering to fund such redemption. This statement of intent does not constitute a notice of redemption under the indenture governing the 9.50% senior subordinated notes. See “Use of Proceeds.”

Indiana Approval of Derivative Litigation Settlement.    On September 12, 2003, the Indiana Gaming Commission approved the terms of the settlement agreement settling the shareholder derivative action filed in 2002 against certain of our former and current directors and officers. See “Business—Legal Proceedings—Shareholder Derivative Action.”

The Offering

We provide the following summary solely for your convenience. This summary is not a complete description of the notes. You should read the full text and more specific details contained elsewhere in the prospectus and this prospectus supplement. For a more detailed description of the notes, see the section entitled “Description of Notes” in this prospectus supplement and the section entitled “Description of Debt Securities” in the accompanying prospectus.

Issuer	Pinnacle Entertainment, Inc.

Notes Offered	$135,000,000 in aggregate principal amount of 8 3/4% Senior Subordinated Notes due 2013.

Maturity Date	October 1, 2013.

Issue Price	We are offering the notes at a price of 98.369% of par.

Interest Rate	8 3/4% per year, calculated using a 360-day year.

Interest Payment Dates	October 1 and April 1 of each year commencing on April 1, 2004.

Guarantees

All payments with respect to the notes will be fully and unconditionally guaranteed on a senior subordinated basis, jointly and severally, by all of our current and future domestic material restricted subsidiaries. Certain of our subsidiaries, including our Argentine subsidiaries, are not guarantors of the notes.

Optional Redemption	On or after October 1, 2008, we may redeem some or all of the notes at any time at the redemption prices listed in the section “Description of Notes—Optional Redemption.”

Before October 1, 2006, we may redeem up to 35% of the notes with the proceeds of certain sales of our equity securities at 108.750% of the principal amount, plus accrued and unpaid interest, if any, to the date of redemption. See “Description of Notes—Optional Redemption.”

The notes may be subject to mandatory disposition or redemption in the event of certain determinations by gaming authorities. See “Description of Notes—Optional Redemption.”

Mandatory Offer to Repurchase

If we sell certain assets or experience specific kinds of changes in control, we will be required to offer to repurchase the notes. See “—Repurchase at the Option of Holders—Change of Control” and “—Asset Sales.”

Ranking

The notes and the subsidiary guarantees will be unsecured senior subordinated indebtedness. They will rank junior in priority to all of our and our subsidiary guarantors’ existing and future indebtedness (other than our trade payables and like obligations) except indebtedness that expressly provides that it ranks equal or subordinate in right of payment to the notes and the subsidiary guarantees. The notes will rank equally with all of our existing and future senior subordinated indebtedness and that of our subsidiary guarantors, including our 9.25% senior subordinated notes due 2007.

Assuming we had completed this offering on June 30, 2003 and applied the proceeds of this offering as described under “Use of Proceeds,” the notes and the subsidiary guarantees would have been subordinated to approximately $142.2 million of senior indebtedness, and approximately $115 million of a revolving credit facility, none of which has been drawn.

The notes and the subsidiary guarantees will be effectively subordinated to all existing and future liabilities, including trade payables, of our subsidiaries that are not guarantors.

Certain Covenants

We will issue the notes under an indenture among us, the subsidiary guarantors and The Bank of New York, as trustee. The indenture will, among other things, restrict our ability and the ability of our restricted subsidiaries to:

•	incur additional indebtedness;

•	pay dividends or distributions on or purchase our equity interests;

•	make other restricted payments or investments;

•	use our assets as security in other transactions;

•	place restrictions on distributions and other payments from restricted subsidiaries;

•	sell certain assets or merge with or into other entities; and

•	enter into transactions with affiliates.

These covenants will be subject to exceptions. See “Description of Notes—Certain Covenants.”

No Prior Market

The notes will be new securities for which there is currently no market. Although the underwriters have informed us of their intention to make a market in the notes, they are not obligated to do so and may discontinue market-making at any time without notice. Accordingly, we cannot assure you of the development or liquidity of any market for the notes.

Use of Proceeds

We plan to use the net proceeds from the offering of the notes to repurchase or redeem our outstanding 9.50% senior subordinated notes due 2007 and to pay certain costs and expenses associated therewith. We may also use a portion of the remaining net proceeds to repurchase some of our 9.25% senior subordinated notes due 2007 to the extent required by our governing debt instruments. See “Use of Proceeds.”

Risk Factors

An investment in the notes involves risk. You should carefully consider the information under “Risk Factors” in this prospectus supplement and in the accompanying prospectus and the information in our Annual Report on Form 10-K for the year ended December 31, 2002 and our most recent Quarterly Report on Form 10-Q and all other information included or incorporated by reference in this prospectus supplement and the accompanying prospectus.

Corporate Information

We were incorporated in the State of Delaware in 1981 as the successor to a business that started in 1938. Our executive offices are located at 3800 Howard Hughes Parkway, Suite 1800, Las Vegas, Nevada 89109 and our telephone number is (702) 784-7777.

Our website address is www.pinnacle-entertainment-inc.com. Information contained in our website, including any links contained in our website, does not constitute part of this prospectus supplement.

Belterra® and Casino Magic® are our registered servicemarks. Boomtown® is our registered trademark and servicemark. We have applied for servicemark registration for “Belterra Resort & Casino” and its design. Each trademark, trade name or servicemark of any other company appearing in this prospectus supplement belongs to its holder.

Summary Consolidated Financial Data

The following tables present our summary consolidated financial data for the years ended December 31, 2000, 2001 and 2002. This data is derived from our audited consolidated financial statements and the notes to those statements. The tables also present our summary consolidated financial data for the six months ended June 30, 2002 and 2003, which is derived from our unaudited condensed consolidated financial statements and the notes to those statements. The unaudited condensed consolidated financial statements include all adjustments, consisting of normal recurring accruals, that we consider necessary for a fair presentation of financial position and results of operations for those periods. Operating results for the six months ended June 30, 2003 are not necessarily indicative of the results that may be expected for the entire fiscal year ended December 31, 2003. Because the data in these tables is only summary and does not provide all of the data contained in our financial statements, including the related notes, you should read “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements, including the related notes, contained elsewhere in this prospectus supplement and other data we have incorporated by reference.

The following table presents, for recent periods, revenues, operating income (loss) and EBITDA of both continuing properties and sold properties, as well as net income (loss) on a consolidated basis:

	Years Ended December 31,			Six Months Ended June 30,
	2000	2001	2002	2002	2003
	(in thousands)
Continuing revenues(a)	$442,980	$505,547	$514,001	$249,582	$265,676
Sold properties(b)	106,622	2,496	0	0	0

Total revenues	$549,602	$508,043	$514,001	$249,582	$265,676

Continuing operating income (loss)(a)	$30,580	$(8,791)	$28,411	$11,443	$19,639
Sold properties(b)	141,324	3,068	0	0	0

Total operating income (loss)	$171,904	$(5,723)	$28,411	$11,443	$19,639

Continuing EBITDA(a),(c)	$71,092	$40,659	$73,340	$33,906	$42,953
Sold properties(b)	146,914	3,068	0	0	0

Total EBITDA(c)	$218,006	$43,727	$73,340	$33,906	$42,953

Net income (loss)	$76,839	$(28,649)	$(69,629)	$(65,417)	$(3,231)

(a)	Consists of the five casinos we own and operate in the United States, the two casinos we operate in Argentina and the two card clubs we lease to a third party operator in Los Angeles and reflects, with respect to continuing operating income and continuing EBITDA, corporate expenses.
(b)	Consists of the Turf Paradise race track sold in June 2000 and Casino Magic Bay St. Louis and Boomtown Biloxi sold in August 2000. Also includes income from the Legends Casino, a Native American casino in Yakima, Washington, under various lease agreements with the tribe. These lease agreements were terminated in June 2001.
(c)	We define EBITDA as earnings before net interest expense, provision for income taxes, depreciation, amortization, loss on early extinguishment of debt and cumulative effect of a change in accounting principle. A reconciliation from net income (loss) to EBITDA and a cautionary note regarding EBITDA is included in note (f) to the subsequent table. A listing of certain items reflected in operating income (loss) and EBITDA is included in note (g) to the subsequent table.

The following table presents our summary consolidated financial data for the years ended December 31, 2000, 2001 and 2002, and our summary consolidated financial data for the six months ended June 30, 2002 and 2003 and as of June 30, 2003.

	Years Ended December 31,			Six Months Ended June 30,
	2000(a)	2001(b)	2002(c)	2002(d)	2003(e)
	(in thousands, except per share data)
Statement of Operations Data:
Revenues	$549,602	$508,043	$514,001	$249,582	$265,676
Operating income (loss)	171,904	(5,723)	28,411	11,443	19,639
Income (loss) before income taxes and cumulative effect of a change in accounting principle	127,742	(50,555)	(19,071)	(12,343)	(5,153)
Income (loss) before cumulative effect of a change in accounting principle	76,839	(28,649)	(12,925)	(8,713)	(3,231)
Net income (loss)	76,839	(28,649)	(69,629)	(65,417)	(3,231)
Net income (loss) per common share:
Basic	$2.92	$(1.11)	$(2.70)	$(2.55)	$(0.12)
Diluted	2.80	(1.11)	(2.70)	(2.55)	(0.12)
Other Data:
EBITDA(f),(g)
Continuing properties(h)	$71,092	$40,659	$73,340	$33,906	$42,953
Sold properties	146,914	3,068	0	0	0

EBITDA(f),(g)	$218,006	$43,727	$73,340	$33,906	$42,953

Capital expenditures	$202,775	$52,264	$48,596	$23,452	$25,006
Cash flows provided by (used in):
Operating activities	$(28,824)	$39,517	$39,030	$19,131	$17,508
Investing activities	193,227	(46,756)	(76,740)	(43,022)	(147,334)
Financing activities	(114,947)	(12,442)	826	1,937	114,450

					As of June 30, 2003
					(in thousands)
Balance Sheet Data:
Cash and cash equivalents(i)					$254,653
Total assets					960,471
Total notes payable					617,238
Stockholders’ equity					246,312

(a)	Fiscal year 2000 includes the financial results of Belterra Casino Resort from its October 2000 opening. Fiscal year 2000 excludes the financial results of the Boomtown Biloxi and Casino Magic Bay St. Louis beginning August 2000 and Turf Paradise beginning June 2000 in connection with the sale of the operations. Fiscal year 2000 includes a $118.9 million gain on sale of the casino and race track operations, as well as the sale of excess land (see note 7 to the consolidated financial statements contained elsewhere in this prospectus supplement). Fiscal year 2000 also includes $15.0 million of Belterra Casino Resort pre-opening costs and $5.7 million of terminated merger costs (see note 15 to the consolidated financial statements contained elsewhere in this prospectus supplement).

(b)	Fiscal year 2001 includes $23.5 million of asset impairment charges (see note 6 to the consolidated financial statements contained elsewhere in this prospectus supplement), a $500,000 gain on asset disposition, $610,000 of Belterra Casino Resort golf facility pre-opening costs and $464,000 of terminated merger reserve recovery benefit.
(c)	Fiscal year 2002 includes costs of $2.8 million for asset write-offs, $6.6 million for Indiana regulatory settlement and related costs, $1.6 million for relocating corporate offices (see notes 6, 11 and 12, respectively, to the consolidated financial statements contained elsewhere in this prospectus supplement), and $541,000 for abandoned project costs. In addition, fiscal year 2002 includes a $56.7 million charge, net of tax benefit, related to the cumulative effect of a change in accounting principle (see note 2 to the consolidated financial statements contained elsewhere in this prospectus supplement).
(d)	The six months ended June 30, 2002 include costs of $6.5 million for Indiana regulatory settlement and related costs (see note 6 to the condensed consolidated financial statements contained elsewhere in this prospectus supplement).
(e)	The six months ended June 30, 2003 include costs of $1.2 million for derivative action lawsuit matters (see note 6 to the condensed consolidated financial statements contained elsewhere in this prospectus supplement) and $1.6 million for a one-time retroactive gaming tax charge at Belterra Casino Resort.
(f)	We define EBITDA as earnings before net interest expense, provision for income taxes, depreciation, amortization, loss on early extinguishment of debt and cumulative effect of a change in accounting principle. Management uses EBITDA as a relevant and useful measure to compare operating results among its properties and between accounting periods. The presentation of EBITDA has economic substance because it is used by management as a performance measure to analyze the performance of our business segments (See note 17 to the consolidated financial statements and note 8 to the condensed consolidated financial statements contained elsewhere in this prospectus supplement). EBITDA is specifically relevant in evaluating large, long-lived hotel casino projects, because EBITDA provides a perspective on the current effects of operating decisions separated from the substantial, non-operational depreciation charges and financing costs of such projects. Additionally, management believes some investors consider EBITDA to be a useful measure in determining a company’s ability to service or incur indebtedness and for estimating a company’s underlying cash flow from operations before capital costs, taxes and capital expenditures. EBITDA is not a measure of financial performance under the promulgations of the accounting profession, known as “generally accepted accounting principles” or “GAAP.” EBITDA has material limitations as an analytic tool compared to net income, because, among other things, it does not include depreciation or interest expense, and therefore does not reflect current or future capital expenditures, or the cost of capital. Management compensates for these limitations by using EBITDA as only one of several comparative tools, together with GAAP measurements, to assist in the evaluation of operating performance and to measure cash flow generated by ongoing operations. EBITDA is not calculated in the same manner by all companies and accordingly, may not be an appropriate measure of comparing performance amongst different companies. EBITDA should not be considered in isolation from, or as a substitute for, operating income (loss), net income (loss), cash flows from operations or cash flow data prepared in accordance with GAAP. EBITDA reflects the items set forth in note (g) below. For an additional explanation of matters concerning EBITDA, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations-Other Supplemental Data.” A reconciliation from net income (loss) to EBITDA is as follows:

	For the years ended December 31,			Six months ended June 30,
	2000	2001	2002	2002	2003
	(in thousands)
Net income (loss)	$76,839	$(28,649)	$(69,629)	$(65,417)	$(3,231)
Cumulative effect of a change in accounting principle, net of income taxes	0	0	56,704	56,704	0

Net income (loss) before cumulative effect of a change in accounting principle	76,839	(28,649)	(12,925)	(8,713)	(3,231)
Income tax expense (benefit)	50,903	(21,906)	(6,146)	(3,630)	(1,922)

Income (loss) before cumulative effect of a change in accounting principle and income taxes	127,742	(50,555)	(19,071)	(12,343)	(5,153)
Loss on early extinguishment of debt	4,146	0	0	0	0
Interest expense, net of capitalized interest and interest income	40,016	44,832	47,482	23,786	24,792

Operating income (loss)	171,904	(5,723)	28,411	11,443	19,639
Depreciation and amortization	46,102	49,450	44,929	22,463	23,314

EBITDA	$218,006	$43,727	$73,340	$33,906	$42,953

(g)	“Operating income (loss)” and “EBITDA” disclosed above reflect the following items:

	For the years ended December 31,			Six months ended June 30,
	2000	2001	2002	2002	2003
	(in thousands)
Derivative action lawsuit costs	$0	$0	$0	$0	$1,161
Regulatory settlement and related costs	0	0	6,609	6,493	0
Asset write-offs	0	0	2,753	0	0
Relocation costs	0	0	1,601	0	0
Abandoned project costs	0	0	541	0	0
Pre-opening costs, Belterra Casino Resort	15,030	610	0	0	0
Terminated merger costs and related reserve recovery benefit	5,727	(464)	0	0	0
Asset impairment write-down	0	23,530	0	0	0
Gain on disposition of assets, sold operations	(118,816)	(500)	0	0	0

	$(98,059)	$23,176	$11,504	$6,493	$1,161

(h)	Consists of the five casinos we own and operate in the United States, the two casinos we operate in Argentina, the two card clubs we lease to a third party operator in Los Angeles and corporate expenses.
(i)	Includes $2.0 million and $153.7 million of Restricted Cash-Argentina and Restricted Cash at June 30, 2003, respectively (see note 1 to the condensed consolidated financial statements contained elsewhere in this prospectus supplement).

RISK FACTORS

Before making any decision to invest in the notes, you should carefully consider the following risk factors in addition to the other information contained in this prospectus supplement and accompanying prospectus and incorporated by reference in this prospectus supplement and accompanying prospectus. If any of the following risks materialize, our business, financial condition and results of operations may suffer. As a result, you could lose part or all of your investment.

RISKS RELATED TO OUR BUSINESS

The gaming industry is very competitive and increased competition, including by Native American gaming facilities, could adversely affect our profitability.

We face significant competition in all of the markets in which we operate. This competition would intensify if new gaming operations enter our markets or existing competitors expand their operations. Several of our properties are located in jurisdictions that restrict gaming to certain areas and/or are adjacent to states that currently prohibit or restrict gaming operations. Economic difficulties faced by state governments could lead to intensified political pressures for the legalization of gaming in jurisdictions where it is currently prohibited. The legalization of gaming in such jurisdictions could be an expansion opportunity for us or a significant threat to us, depending on where the legalization occurs and our ability to capitalize on it. The legalization or authorization of gaming within or near a geographic market area in which any of our properties is located could make it harder for us to attract customers and therefore adversely affect our business and operating results. In particular, our ability to attract customers would be significantly affected by the legalization or expansion of gaming in Alabama, Arkansas, California, Kentucky, Ohio or Texas and the development or expansion of Native American casinos in our markets. In the past, legislation to legalize or expand gaming has been introduced in some of these jurisdictions. We expect similar proposals will be made in the future and we cannot assure you that such proposals will not be successful.

Even in gaming markets where the state governments do not choose to increase the maximum number of gaming licenses available, we face the risk that existing casino licensees will expand their operations and the risk that Native American gaming, which generally is not subject to a limit on the number of licenses issued, will continue to grow. Furthermore, Native American gaming facilities frequently operate under regulatory requirements and tax environments that are less stringent than those imposed on state-licensed casinos, which could provide them with a competitive advantage.

In June 2003, two new Native American casino developments opened in California that compete with the Reno casino market, including our Boomtown Reno property. Both of these casinos are significantly closer to primary feeder markets than is our Boomtown Reno property. Numerous other Native American groups are at various stages of planning new or expanded facilities in the northern California area. Since the two new casinos opened, revenues at Boomtown Reno have declined approximately 10%. This adverse impact on Boomtown Reno is expected to continue and could worsen in the future. Boomtown Reno contributed approximately 17.3% and 15.6% of our net revenues in the year ended December 31, 2002 and the six months ended June 30, 2003, respectively. See “Business—Competition”.

In addition, we face competition from racetracks that offer slot machines on their properties. For example, a racetrack located approximately eight miles east of our Boomtown Bossier City property added approximately 900 slot machines to its property in the second quarter of 2003. Also, recently passed legislation permits the introduction of slot machines, subject to a local option referendum, at the Fair Grounds racetrack in New Orleans, which is approximately 14 miles from our Boomtown New Orleans property.

Many of our competitors are larger and have substantially greater name recognition, marketing resources and access to lower cost sources of financing than we do. Moreover, consolidation of companies in the gaming industry could increase the concentration of large gaming companies in the markets in which we operate. This may result in our competitors having even greater resources, name recognition and licensing prospects than such competitors currently enjoy.

We also compete with other forms of legalized gaming and entertainment such as online computer gambling, bingo, pull tab games, card parlors, sports books, pari-mutuel or telephonic betting on horse and dog racing, state sponsored lotteries, video lottery terminals, video poker terminals and, in the future, may compete with gaming at other venues. Furthermore, increases in the popularity of, and competition from, internet lotteries and other account wagering gaming services, which allow their customers to wager on a wide variety of sporting events and play Las Vegas-style casino games from home, could divert customers from our properties and thus adversely affect our business.

The competitive environment facing each of our key properties is discussed in greater detail in the section of this prospectus supplement entitled “Business—Competition.”

Many factors, some of which are beyond our control, could prevent us from completing our construction and development projects as planned.

General Construction Risks—Delays and Cost Overruns.    Construction and expansion projects for our properties entail significant risks that could cause construction delays and cost overruns. These risks include:

•	shortages of materials, including slot machines or other gaming equipment;

•	shortages of skilled labor or work stoppages;

•	unforeseen construction scheduling, engineering, excavation, environmental or geological problems;

•	natural disasters, weather interference, floods, fires, earthquakes or other casualty losses or delays;

•	unanticipated cost increases;

•	delays in obtaining or inability to obtain necessary licenses or permits;

•	changes to plans or specifications; and

•	disputes with contractors.

Our anticipated costs and construction periods for construction projects are based upon budgets, conceptual design documents and construction schedule estimates prepared by us in consultation with our architects, consultants and contractors. The cost of any construction project undertaken by us may vary significantly from initial expectations and projections. If we cannot finance cost overruns on a timely basis, the completion of one or more projects may be delayed until adequate cash flow from operations or other financing is available if at all. The completion date of any of our construction projects could also differ significantly from initial expectations for construction-related or other reasons. We cannot assure you that any project will be completed on time, if at all, or within established budgets. Significant delays or cost overruns on our construction projects could significantly reduce any return on our investment in these projects and adversely affect our earnings and financial resources.

The estimated costs for completing the Lake Charles resort development and the hotel tower expansion at the Belterra Casino Resort are $325 million and $37 million, respectively (in each case including capitalized interest and pre-opening costs). Notwithstanding the fact that we have entered into guaranteed maximum price contracts for the substantial portion of the construction costs for these projects, due to typical construction uncertainties associated with any project or changes in the design, plans or concepts of such projects, we cannot assure you that our construction costs at Lake Charles and Belterra will not be higher than the estimated cost of completion. See “Business—Property Expansion and Renovation Plans—Lake Charles Construction Contracts.”

Construction Dependent Upon Available Bank Financing.    Our ability to complete the Lake Charles project is substantially dependent on the availability of a substantial portion of the funds under our credit facility. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources” and “Description of Certain Indebtedness—Credit Facility.” The availability of funds under our credit facility is, at any time, dependent upon the satisfaction of various financial and operational covenants. Our ability to satisfy these covenants is subject to financial, economic, business, competitive, regulatory and other factors, many of which are beyond our control. Accordingly, we cannot assure you that in the future we will be able to access sufficient borrowings under our credit facility to allow us to undertake or complete current or future construction projects. If we are unable to access sufficient borrowings under our credit facility, we cannot assure you that we will be able to obtain the necessary funds to complete construction on acceptable terms or at all.

In particular, availability under our credit facility is significantly limited until we deposit $40.0 million of net cash proceeds from asset sales or equity capital raising efforts into a completion reserve account. In the event that we do not deposit $40.0 million in cash proceeds into such account by June 30, 2004, the unfunded revolving credit commitment would be cancelled and our credit facility would mature on September 30, 2004. We expect the source of these cash proceeds to be the two pending sales of unimproved land adjacent to the Hollywood Park Race Track in Los Angeles County (aggregating $58.2 million). These land sales are subject to significant conditions, including the buyers’ abilities to obtain the necessary entitlements to develop the land as planned. The closing date of both land sales has previously been extended because of delays in obtaining such entitlements, and it now appears that the buyers will not be able to obtain the entitlements by the extended closing dates. Both buyers have requested the right to extend further the applicable closing date in order to obtain the necessary entitlements. We cannot assure you that the parties will agree on the terms of either extension, or that either of these land sales will occur on a timely basis or at all. See “Business—Properties and Assets Held for Sale.” If the land sales do not occur on a timely basis, we may be required to seek other sources for the $40.0 million deposit. However, we cannot assure you we will be able to find such other sources.

Borrowing under the credit facility is also subject to other conditions customarily associated with construction loans, including conditions pertaining to the construction of the Lake Charles project. Among such conditions, we must be able to certify that the “In-Balance Requirement” (which requires that the sum of the undrawn portion of the revolving commitment, the balance in the completion reserve account, our excess cash, our projected free cash flow and certain other cash or projected cash amounts exceed the committed capital expenditure amount for Lake Charles, Belterra and certain other permitted capital projects) has been satisfied as of the last day of the relevant calendar month. In addition, prior to requesting any funds under the revolving loan commitment or accessing the proceeds of the term loan, we have agreed to provide an endorsement to the Administrative Agent’s ALTA policy of title insurance confirming termination of a “right of way” in favor of the U.S. Army Corps of Engineers in respect of the Lake Charles project. The Company anticipates meeting these remaining conditions, however, there can be no assurances that the Company will be able to do so.

Additionally, availability under our credit facility is significantly limited until we have demonstrated that we have, during the period following September 30, 2002, expended not less than $90.0 million of our excess cash to finance the Lake Charles project and the Belterra tower expansion (and, subject to certain limitations, other enhancements to our properties) as well as transaction expenses associated with our credit facility.

We operate in a highly taxed industry, and may be subject to higher taxes in the future.

We pay substantial taxes and fees with respect to our operations. In virtually all gaming jurisdictions, state and local governments raise considerable revenues from taxes based on casino revenues and operations. In certain jurisdictions, we pay taxes and fees based on the number of customers and the number of slot machines that we operate. We also pay property taxes, sales taxes, payroll taxes, franchise taxes and income taxes.

Our profitability depends on generating enough revenues to pay gaming taxes and other largely variable expenses, such as payroll, as well as largely fixed expenses, such as our property taxes and interest expense.

From time to time, state and local governments have increased gaming taxes and such increases can significantly impact the profitability of gaming operations. For example, in its 2003 legislative session, the Indiana General Assembly imposed a retroactive wagering tax on all riverboat casinos, moving the effective date of the 2002 graduated wagering tax from August 1, 2002 to July 1, 2002. The state Department of Revenue has assessed this retroactive tax on the riverboat casinos, without providing an offset for taxes paid at a higher tax rate during that one-month period. We cannot assure you that other legislatures in jurisdictions in which we operate will not enact legislation that increases gaming tax rates.

We believe that the large number of state and local governments with significant current or projected budget deficits makes it more likely that those governments that currently permit gaming will seek to fund such deficits with new or increased gaming taxes, and worsening economic conditions could intensify those efforts. At this time, it is not possible to determine with any certainty whether changes in tax laws or in the administration of such laws will be adopted. Such changes, if adopted, could have a material adverse effect on our business, financial condition and results of operation.

From time to time, certain legislators have proposed the imposition of a federal tax on gross gaming revenues. Such a tax would reduce our profitability.

For a more detailed description of the tax and regulatory environments affecting us, see “Government Regulation and Gaming Issues” elsewhere in this prospectus supplement and in the accompanying prospectus.

Construction at our existing properties could disrupt our operations.

There are additional risks and uncertainties associated with undertaking construction on properties with ongoing operations. For example, the renovation of our Boomtown Bossier City casino did, and the expansion of the Belterra Casino Resort could disrupt business at these properties during the construction phase, and thus deter customers from visiting such locations. Facility disruption during expansions and remodels could impair profitability at these properties. In the future, we are likely to undertake other construction projects at other properties.

Development of the Lake Charles project, expansion of our Belterra Casino Resort and other capital intensive projects could strain our financial resources and might not provide for a sufficient return, if any.

Our Lake Charles resort development is expected to be completed in first quarter of 2005 at a cost of $325 million (including capitalized interest and pre-opening costs). The new 300 guest-room hotel tower expansion, convention and meeting facilities and swimming pool area for our Belterra Casino Resort are also expected to be completed in the spring of 2004, at a cost of $37 million (including capitalized interest and pre-opening costs). The capital required for these projects is significant and such capital requirements may exhaust all of our currently available cash and borrowing resources. We cannot assure you that there will be sufficient capital for our other present and future business activities.

The Lake Charles resort development is expected to draw a significant portion of its customer base from the Houston, Texas, market. Houston is approximately a two hour drive from Lake Charles, Louisiana, and there can be no assurance that a significant number of potential customers from Houston will be drawn to our property, in which case the Lake Charles resort development would be adversely affected. In addition, factors beyond our control can adversely impact car trips to destination resorts such as Lake Charles. See “—Inclement weather conditions, natural disasters, highway construction and other factors in the areas in which we operate could disrupt our ability to attract customers to our gaming facilities and could have a material adverse effect on our results of operations and financial condition.”

In addition, we cannot assure you that, once completed, the revenues generated from our new developments will be sufficient to pay their expenses or, even if revenues are sufficient to pay expenses, that the projects will yield an adequate return on our significant investments. Our projects may take significantly longer than we expect to generate returns, if any.

Although we believe the new hotel tower expansion will enhance the Belterra Casino Resort’s stature as a regional resort and will increase utilization of the resort’s casino and other facilities, we cannot assure you that the improved or expanded resort will provide net profits or maintain positive cash flow or that the additional capital investments we are making to construct the new hotel tower will yield an adequate return, if any.

We could lose our right to pursue the Lake Charles project if we fail to meet the conditions imposed by Louisiana Gaming Regulators.

In October 2001, we were selected by the Louisiana Gaming Control Board to receive the fifteenth and final gaming license to be issued by the Board. Issuance of the gaming license is subject to continued compliance with certain conditions finalized with the Louisiana Gaming Control Board in November 2001. Remaining unfulfilled conditions include, but are not limited to: (i) completing the project within 18 months of beginning construction and (ii) other construction milestone dates. However, there are no assurances that we will continue to satisfy the conditions. In the event that we do not meet all of the conditions, the Louisiana Gaming Control Board may retract their selection of us to receive the fifteenth and final gaming license that can be issued under current law in Louisiana.

Our industry is highly regulated, which makes us dependent on obtaining and maintaining gaming licenses and subjects us to potentially significant fines and penalties.

The ownership, management and operation of gaming facilities is subject to extensive state and local regulation. The rules and regulations of the states and local jurisdictions in which we and our subsidiaries conduct gaming operations require us to hold various licenses, registrations, permits and approvals and to obtain findings of suitability. The various regulatory authorities, including the Indiana Gaming Commission, the Louisiana Gaming Control Board, the Mississippi Gaming Commission, the Nevada State Gaming Control Board and the Nevada Gaming Commission, may, among other things, limit, condition, suspend, revoke or fail to renew a license to conduct gaming operations or prevent us from owning the securities of any of our gaming subsidiaries for any cause deemed reasonable by such licensing authorities. Substantial fines or forfeitures of assets for violations of gaming laws or regulations may be levied against us, our subsidiaries and the persons involved.

To date, we have obtained all governmental licenses, findings of suitability, registrations, permits and approvals necessary for the operation of our gaming facilities. However, we cannot assure you that we will be able to obtain any new licenses, registrations, permits, approvals and findings of suitability that may be required in the future or that existing ones will be renewed or will not be suspended or revoked. Any expansion of our gaming operations in our existing jurisdictions or into new jurisdictions will require various additional licenses, findings of suitability, registrations, permits and approvals of the gaming authorities. The approval process can be time consuming and costly and has no assurance of success.

On April 11, 2002, we announced that the Indiana Gaming Commission had begun an investigation into our regulatory compliance at Belterra Casino Resort. The investigation was initiated as a result of allegations of harassment in a lawsuit filed by two former employees of Belterra Casino Resort. The lawsuits were settled during 2002. In August 2002, we entered into a settlement agreement with the Indiana Gaming Commission. We agreed, among other things, to pay a fine of $2.3 million; suspend gaming operations at Belterra for three days in October 2002; pay estimated wages, tips, taxes and community development fees that would have been paid had the operation not been closed during the three-day closure period; build a planned hotel tower expansion by July 2004 and establish a new compliance committee of the Company’s Board of Directors. Except for the hotel tower expansion, which is currently under construction, all elements of the settlement agreement have been completed.

We placed $5.0 million into an escrow account to ensure the completion of the new hotel tower expansion by July 2004. If the required target completion date is satisfied, the funds will be released back to us. In the event we do not complete the tower by July 2004 (subject to extension for events beyond our control upon approval by the Indiana Gaming Commission), the $5.0 million of escrowed funds will be forfeited to the Indiana Gaming Commission.

Our settlement agreement with the Indiana Gaming Commission described above allows the Indiana Gaming Commission to require that we purchase at some future date the shares of our common stock held by our former Chairman, R.D. Hubbard. We believe that, as of September 1, 2003, Mr. Hubbard beneficially owned 2,362,986 shares of our common stock, or 9.0% of our total outstanding common shares. Accordingly, we could be required to make a significant payment to satisfy any such obligation, if imposed. We understand that, pursuant to Mr. Hubbard’s settlement with the Indiana Gaming Commission, Mr. Hubbard is required to dispose of his Company shares by a specified date. The date remains confidential, and the Company does not have knowledge of it.

Potential changes in the regulatory environment could harm our business.

From time to time, legislators and special interest groups have proposed legislation that would expand, restrict or prevent gaming operations in the jurisdictions in which we operate. In addition, from time to time, certain anti-gaming groups propose referenda that, if adopted, could limit our ability to continue to operate in those jurisdictions in which such referenda are adopted. Any expansion of gaming could significantly increase competition for our properties. Any new restriction on or prohibition of our gaming operations could force us to curtail operations and incur significant losses.

For example, in recent years, certain anti-gaming groups proposed for adoption through the initiative and referendum process certain amendments to the Mississippi Constitution that would prohibit gaming in the state. The proposals were declared illegal by the Mississippi courts on constitutional and procedural grounds. The latest ruling was appealed to the Mississippi Supreme Court, which affirmed the decision of the lower court. If another such proposal were to be offered and if a sufficient number of signatures were to be gathered to place a legal initiative on the ballot, it is possible for the voters in the State of Mississippi to consider such a proposal in November 2004. While we are unable to predict whether such an initiative will appear on a ballot or the likelihood of such an initiative being approved by the voters, if such an initiative were passed and gaming were prohibited in Mississippi, we would need to close our Mississippi gaming operations and it would have a significant adverse effect on us.

The concentration and evolution of the slot machine manufacturing industry could impose additional costs on us.

A majority of our revenues are attributable to slot machines operated by us at our casinos. It is important, for competitive reasons, that we offer the most popular and up to date slot machine games with the latest technology to our customers.

We believe that a substantial majority of the slot machines sold in the U.S. in 2002 were manufactured by a few select companies. In addition, we believe that one company in particular provided a majority of all slot machines sold in the U.S. in 2002.

In recent years, the prices of new slot machines have escalated faster than the rate of inflation. Furthermore, in recent years, slot machine manufacturers have frequently refused to sell slot machines featuring the most popular games, instead requiring participating lease arrangements in order to acquire the machines. Generally, a participating lease is substantially more expensive over the long term than the cost to purchase a new machine.

For competitive reasons, we may be forced to purchase new slot machines or enter into participating lease arrangements that are more expensive than our current costs associated with the continued operation of our existing slot machines. If the newer slot machines do not result in sufficient incremental revenues to offset the increased investment and participating lease costs, it could hurt our profitability.

We may pursue strategic acquisitions that could have an adverse impact on our business if unsuccessful.

We may from time to time acquire or invest in complementary companies, either on our own or through joint ventures. From time to time, we may evaluate acquisition opportunities that could increase our profitability or provide us with additional industry expertise. These acquisitions, if any, may result in difficulties for us in assimilating acquired operations. This could result in the diversion of our financial resources and our management’s attention from other business issues and opportunities. For instance, the integration of acquired companies may result in problems related to the integration of management teams. We may not be able to successfully integrate operations or personnel that we may acquire in the future. Any failure to successfully integrate a future acquisition could significantly reduce the financial returns from that acquisition and significantly harm our earnings and cash flow. In addition, any acquisitions may not be successful in achieving our desired strategic objectives, which would also cause our business to suffer. Acquisitions also may present other risks, such as exposing our company to potential unknown liabilities associated with acquired businesses.

Inclement weather conditions, natural disasters, highway construction and other factors in the areas in which we operate could disrupt our ability to attract customers to our gaming facilities and could have a material adverse effect on our results of operations and financial condition.

Our continued success depends upon our ability to draw customers from each of the geographic markets in which we operate. Adverse weather conditions, particularly hurricanes, flooding, heavy snowfall and other extreme weather conditions, natural disasters or highway construction can deter our customers from traveling or make it difficult for them to frequent our properties. For example, in 2003, longer-than-usual winter weather in northern California and northern Nevada has adversely affected our Reno property. If any of our properties were to experience prolonged adverse weather conditions or prolonged disruption due to natural disasters or highway construction, or if several of our properties were to simultaneously experience such events, our results of operations and financial condition could be materially adversely affected.

Loss of land-based, riverboat or dockside facilities from service due to adverse weather conditions, natural disasters and other factors would adversely affect our operations.

Our dockside gaming facilities in Indiana, Louisiana and Mississippi, as well as any additional riverboat or dockside casino properties that might be developed or acquired, are subject to risks in addition to those associated with land-based casinos, including loss of service due to casualty, mechanical failure, extended or extraordinary maintenance, flood, hurricane, snow and ice storms or other severe weather conditions. There are additional risks associated with the movement of vessels on waterways, including risks of casualty due to river turbulence, collisions with other vessels and severe weather conditions.

In September and October 2002 and September 1998, hurricanes struck the Gulf Coast region, and Casino Magic Biloxi, Boomtown New Orleans and some of our competitors were impacted for varying time periods, including up to one week in 1998. While our business interruption insurance provided some coverage for those losses, we cannot assure you that such insurance will be available in the future or that the proceeds from any claim will be sufficient to compensate us if one or more of our casinos experiences a closure. If any of our casinos, be it dockside or land-based, cease operations for any material period of time, it could adversely affect our results of operations.

The loss of management and other key personnel could significantly harm our business.

Our continued success and our ability to maintain our competitive position is largely dependent upon, among other things, the efforts and skills of our senior management team, including Daniel R. Lee, our Chairman of the Board and Chief Executive Officer. Although we have entered into an employment agreement with Mr. Lee and certain of our other senior managers, we cannot guarantee that these individuals will remain with us. If we lose the services of any members of our management team or other key personnel, our business may be significantly impaired. We cannot assure you that we will be able to retain our existing senior management personnel or attract additional qualified senior management personnel.

In addition, our officers, directors and key employees also are required to file applications with the gaming authorities in each of the jurisdictions in which we operate and are required to be licensed or found suitable by these gaming authorities. If the gaming authorities were to find an officer, director or key employee unsuitable for licensing or unsuitable to continue having a relationship with us, we would have to sever all relationships with that person. Furthermore, the gaming authorities may require us to terminate the employment of any person who refuses to file appropriate applications. Either result could significantly impair our gaming operations. Mr. Lee is licensed in Nevada and has been found suitable in Mississippi and has filed applications with the requisite gaming authorities in Louisiana and Indiana. We cannot assure you that the licenses will be granted or that Mr. Lee will be found suitable by these gaming authorities.

Recent economic and political events in Argentina have adversely affected our Argentina operations and may continue to do so in the future.

Our operations in Argentina accounted for approximately 2.8% of the operating income of our combining properties, before corporate expenses and non-recurring charges, in 2002 and approximately 1% of our consolidated assets at December 31, 2002. Since 2001, Argentina has experienced substantial political and economic turmoil and continues to do so. The value of the Argentine peso has declined from $1.00 on December 31, 2001 to $0.35 as of September 12, 2003. Laws have been enacted that converted dollar-denominated bank accounts owned by us in Argentina to peso-denominated accounts and, simultaneously with that, the government devalued the peso. New laws have also restricted our ability to transfer funds out of Argentina. These events have adversely affected our operations in Argentina and may continue to do so.

We regularly experience significant quarterly and annual fluctuations in operating results.

We experience significant fluctuations in our quarterly and annual operating results due to seasonality and other factors. Historically, the summer months are our strongest period and we have typically generated a substantial majority of the income from operations before non-recurring items in the quarters ending June 30 and September 30. Conversely, the winter months are our slowest period. The gaming industry historically has experienced a general slowdown in the fourth quarter of the calendar year with revenues typically declining during this period.

We are subject to litigation which, if adversely determined, could cause us to incur substantial losses.

We are, from time to time, during the normal course of operating our businesses, subject to various litigation claims and legal disputes. Among such litigation claims are the lawsuits described under “Business—Legal Proceedings” contained elsewhere in this prospectus supplement. Some of the litigation claims may not be covered under our insurance policies or our insurance carriers may seek to deny coverage. As a result, we might be required to incur significant legal fees, which may have a material adverse impact on our financial position. In addition, because we cannot predict the outcome of any action, it is possible that, as a result of current and/or future litigation, we will be subject to adverse judgments or settlements that could significantly reduce our earnings or result in losses.

We face environmental and archaeological regulation of our real estate.

Our business is subject to a variety of federal, state and local governmental regulations relating to the use, storage, discharge, emission and disposal of hazardous materials. Failure to comply with such laws could result in the imposition of severe penalties or restrictions on our operations by government agencies or courts of law or the incurrence of significant costs of remediation of hazardous materials. We do not have environmental liability insurance, and a material fine or penalty, severe operational or development restriction, or imposition of material remediation costs would adversely affect our business.

In addition, the locations of our current or future developments may coincide with sites containing archaeologically significant artifacts, such as Native American remains and artifacts. Federal, state and local governmental regulations relating to the protection of such sites may require us to modify, delay or cancel construction projects at significant cost to us.

Terrorism and the uncertainty of war, as well as other factors affecting discretionary consumer spending, may harm our operating results.

The strength and profitability of our business depends on consumer demand for hotel casino resorts and gaming in general and for the type of amenities we offer. General downturns in economic conditions and changes in consumer preferences or discretionary consumer spending could harm our business. The terrorist attacks of September 11, 2001, and ongoing terrorist and war activities in the United States and elsewhere have had a negative impact on travel and leisure expenditures, including lodging, gaming (in some jurisdictions) and tourism. We cannot predict the extent to which the events of September 11, 2001 may continue to affect us, directly or indirectly, in the future. An extended period of reduced discretionary spending and/or disruptions or declines in airline travel and business conventions could significantly harm our operations.

In addition to fears of war and future acts of terrorism, other factors affecting discretionary consumer spending, including general or regional economic conditions, disposable consumer income, fears of recession and consumer confidence in the economy, may negatively impact our business. Negative changes in factors affecting discretionary spending could reduce customer demand for the products and services we offer, thus imposing practical limits on pricing and harming our operations.

Also, the terrorist attacks of September 11, 2001 have substantially affected the availability, scope of coverage and cost of insurance for certain types of damages or occurrences. We cannot assure you that we will be able to obtain any insurance coverage with respect to occurrences of terrorist acts and any losses that could result from these acts. This could expose us to heavy losses in the event that any damages occur, directly or indirectly, as a result of terrorist attacks and have a significant negative impact on our operations.

RISKS RELATED TO OUR CAPITAL STRUCTURE AND THIS OFFERING

Because we are highly leveraged, future cash flows may not be sufficient to meet our obligations and we might have difficulty obtaining additional financing.

We have a substantial amount of consolidated indebtedness in relation to our stockholders’ equity. As of June 30, 2003, we had $617.2 million of indebtedness, including $350.0 million of unsecured 9.25% senior subordinated notes due February 2007 and $125.0 million of unsecured 9.50% senior subordinated notes due August 2007. In addition, in May 2003, we entered into an amendment to our credit facility providing for a $115.0 million reducing revolving line of credit and a $125.0 million term loan. As of June 30, 2003, the full amount of the term loan was outstanding and no amount of the revolving line of credit was outstanding.

We intend to use the proceeds of this offering to repurchase or redeem all of our 9.50% senior subordinated notes.

Accordingly, on a pro forma basis after giving effect to this offering as of June 30, 2003 and applying the net proceeds thereof, we would have had total indebtedness of approximately $625.0 million (excluding unused commitments and outstanding letters of credit under our credit facility, no amounts of which were outstanding at that time) and total shareholders’ equity of approximately $241.0 million.

While we believe that we have sufficient cash and cash-generating resources to meet our debt service obligations during the next year, we cannot assure you that in the future we will generate sufficient cash flow from operations or through asset sales to meet our long-term debt service obligations. Our substantial debt and related debt service obligations could have important adverse consequences to us, such as:

•	making it more difficult for us to satisfy our financial obligations with respect to the notes;

•	limiting our ability to obtain additional financing;

•	requiring a substantial portion of our cash flow to be used for payments on the debt and related interest, thereby reducing our ability to use cash flow to fund working capital, capital expenditures and general corporate requirements;

•	limiting our ability to respond to changing business, industry and economic conditions and to withstand competitive pressures, which may affect our financial condition;

•	incurring higher interest expense in the event of increases in interest rates on our borrowings which have variable interest rates;

•	heightening our vulnerability to downturns in our business or our industry or the general economy and restricting us from making improvements or acquisitions, or exploring business opportunities; and

•	subjecting us to financial and other restrictive covenants in our indebtedness, with which a failure to comply could result in an event of default.

Despite current indebtedness levels, we and our subsidiaries may still be able to incur substantially more debt. This could further exacerbate the risks associated with our substantial leverage.

We will have the right to incur substantial additional indebtedness in the future. The terms of our credit facility and the indentures governing our indebtedness restrict, but do not prohibit us from doing so. Subject to satisfying the conditions for borrowing under our credit facility, we could borrow up to the committed amount in full. All existing and future borrowings under our credit facility will be senior to the notes and the subsidiary guarantees. Under the instruments governing our debt, we are permitted to incur substantial additional debt that ranks senior to the notes. If our existing and contemplated levels of indebtedness are further increased, the related risks will increase correspondingly.

Our indebtedness imposes restrictive covenants on us.

The credit facility and the indentures governing the notes and the 9.25% senior subordinated notes will impose operational and financial restrictions on us and our subsidiaries. The restrictions that will be imposed under these debt instruments will include, among other obligations, limitations on our and our subsidiaries’ ability to:

•	incur additional debt;

•	make payments on subordinated obligations;

•	make dividends or distributions and repurchase stock;

•	make investments;

•	grant liens on our property to secure debt;

•	enter into certain transactions with affiliates;

•	sell assets or enter into mergers or consolidations;

•	sell equity interests in our subsidiaries;

•	create dividend and other payment restrictions affecting subsidiaries;

•	change the nature of our lines of business;

•	make capital expenditures;

•	designate restricted and unrestricted subsidiaries; and

•	amend or modify our subordinated indebtedness without obtaining consents from the holders of our senior indebtedness.

Our credit facility imposes various customary affirmative covenants on us and our subsidiaries, including among others, reporting covenants, covenants to maintain insurance, comply with laws, maintain properties and other covenants customary in senior credit financings of this type. In addition, our credit facility requires that we comply with various restrictive financial covenants, including interest coverage ratio and debt to operating cash flow ratio, and capital spending limits.

Our ability to comply with these provisions may be affected by general economic conditions, industry conditions, and other events beyond our control, including an extended completion delay of the Lake Charles project. As a result, we cannot assure you that we will be able to comply with these covenants. Our failure to comply with the covenants contained in the instruments governing our indebtedness, including our credit facility and the indenture governing the notes and the 9.25% senior subordinated notes, including failure as a result of events beyond our control, could result in an event of default, which could materially and adversely affect our operating results and our financial condition.

If there were an event of default under one of our debt instruments, the holders of the defaulted debt could cause all amounts outstanding with respect to that debt to be due and payable, subject to applicable grace periods. This could trigger cross-defaults under our other debt instruments, including the notes. We cannot assure you that our assets or cash flow would be sufficient to fully repay borrowings under our outstanding debt instruments, including the notes, if accelerated upon an event of default, or that we would be able to repay, refinance or restructure the payments on any of those debt instruments, including the notes.

To service our indebtedness, we will require a significant amount of cash, which depends on many factors beyond our control.

Based on our current level of operations and anticipated revenue growth, we believe our cash flow from operations, available cash and available borrowings under our credit facility will be adequate to meet our future liquidity needs.

We cannot assure you, however, that our business will generate sufficient cash flow from operations, that our anticipated revenue growth will be realized, or that future borrowings will be available to us under our credit facility in amounts sufficient to enable us to pay our indebtedness, including the notes, or to fund our other liquidity needs. In addition, if we undertake substantial new developments or facility renovations or consummate significant acquisitions in the future, our cash requirements may increase significantly.

If we fail to generate sufficient cash flow from future operations to meet our debt service obligations, we may need to refinance all or a portion of our debt, including the notes, on or before maturity. We cannot assure you that we will be able to refinance any of our debt, including our credit facility, the notes or the 9.25% senior subordinated notes, on attractive terms, commercially reasonable terms or at all particularly because of our anticipated high levels of debt and the debt incurrence restrictions imposed by the agreements governing our debt. Our future operating performance and our ability to service or refinance the notes and our other debt and to service, extend or refinance our credit facility will be subject to future economic conditions and to financial, business and other factors, many of which are beyond our control.

Your right to receive payments on the notes or under the subsidiary guarantees is junior to our existing senior indebtedness and our subsidiary guarantors’ existing senior indebtedness and possibly all of our future borrowings.

The notes and the subsidiary guarantees rank junior in priority to all of our and the subsidiary guarantors’ existing indebtedness and all of our and their future borrowings (other than our 9.25% senior subordinated notes and trade payables), except future indebtedness that provides that it ranks equal with, or subordinated in right of payment to, the notes. On a pro forma basis after giving effect to this offering as of June 30, 2003 and applying the net proceeds thereof, the notes and the subsidiary guarantees would be subordinated to approximately $142.2 million of senior debt (including amounts under outstanding letters of credit) and to approximately $115.0 million under our revolving credit facility, none of which has been drawn. We will be permitted to incur substantial additional indebtedness, including senior debt, in the future under the terms of the indenture.

As a result, upon any distribution to our creditors or the creditors of any of the subsidiary guarantors in a bankruptcy, liquidation or reorganization or similar proceeding relating to us or any of the subsidiary guarantors or our or their property, all holders of our and our subsidiary guarantor’s senior indebtedness will be entitled to be paid in full before any payment may be made with respect to the notes or the subsidiary guarantees. Further, our credit facility is secured by substantially all of our assets and those of our subsidiaries (other than our Argentina subsidiaries). The notes will be unsecured and therefore will be effectively subordinated in right of payment to all existing and future secured debt we may incur to the extent of the value of the assets securing such debt.

In addition, all payments on the notes and the subsidiary guarantees will be blocked in the event of a payment default on senior debt and may be blocked for up to 179 of 360 consecutive days in the event of certain non-payment defaults on senior debt.

In the event of a bankruptcy, liquidation or reorganization or similar proceeding relating to us or the subsidiary guarantors, holders of the notes will participate with trade creditors and all other holders of our subordinated indebtedness and the guarantors in the assets remaining after we and the subsidiary guarantors have paid all of the senior debt, and there may not be sufficient assets remaining to pay amounts due on the notes. In addition, any amounts that holders of the notes would become entitled to in a bankruptcy or similar proceeding would have to be shared with the holders of the 9.25% senior subordinated notes. In addition, in the event of any distribution or payment of assets of us or the subsidiary guarantors in any foreclosure, dissolution, winding up, liquidation or reorganization, holders of secured indebtedness will have a secured prior claim to our assets and those of the guarantor subsidiaries which constitutes their collateral.

Moreover, some but not all of our subsidiaries will guarantee the notes. For example, Casino Magic Neuquen, the entity that operates our casinos in Argentina, will not be a guarantor of the notes. Our other foreign subsidiaries will not be required to guarantee the notes. In the event of a bankruptcy, liquidation or reorganization of any of the non-guarantor subsidiaries, holders of their debt and their trade creditors will generally be entitled to payment of their claims from assets of those subsidiaries before any assets are made available for distribution to us. Assuming we had completed this offering on June 30, 2003, these notes would have been effectively junior to approximately $7.9 million of debt and other liabilities (including trade payables) of these non-guarantor subsidiaries. On a pro forma basis, the non-guarantor subsidiaries generated approximately 1.4% of our consolidated revenues in the year ended December 31, 2002 and held approximately 1% of our consolidated assets as of June 30, 2003.

We may not have access to the cash flow and other assets of our subsidiaries that may be needed to make payment on the notes.

Although much of our business is conducted through our subsidiaries, none of our subsidiaries is obligated to make funds available to us for payment on the notes. Accordingly, our ability to make payments on the notes is dependent on the earnings and the distribution of funds from our subsidiaries. Furthermore, our subsidiaries will be permitted under the terms of our indentures to incur additional indebtedness that may severely restrict or prohibit the making of distributions, the payment of dividends or the making of loans by such subsidiaries to us. We cannot assure you that the agreements governing the current and future indebtedness of our subsidiaries will permit our subsidiaries to provide us with sufficient dividends, distributions or loans to fund payments on these notes when due.

The indenture permits substantial disposition of undeveloped real estate.

We have significant excess developable land, including approximately 97 acres of surplus land in Inglewood, California, with respect to which we have entered into contracts for sale. The terms of the indenture permit us to sell or dispose of this land under certain exceptions from the general indenture restrictions on the disposition of assets and restricted payments. In general, proceeds from the sale of undeveloped land will not require us to make an offer to repurchase notes no matter how the proceeds are used as long as 60% of the consideration received for the sale is in cash. In addition, the covenant entitled “Restricted Payments” permits substantial conveyances of undeveloped real estate to unrestricted subsidiaries and joint ventures. See “Description of Notes” under the heading “Repurchase at the Option of Holders—Asset Sales” and related definitions, and “Certain Covenants—Restricted Payments.”

We are permitted to create unrestricted subsidiaries, which generally will not be subject to any of the covenants in the indenture, and we may not be able to rely on the cash flow or assets of those unrestricted subsidiaries to pay our indebtedness.

Unrestricted subsidiaries will generally not be subject to the covenants under the indenture. Unrestricted subsidiaries may enter into financing arrangements that limit their ability to make loans or other payments to fund payments in respect of the notes. Accordingly, we may not be able to rely on the cash flow or assets of unrestricted subsidiaries to pay any of our indebtedness, including the notes.

We may not have the ability to raise the funds necessary to finance a change of control offer if required by this indenture or the terms of our other indebtedness.

Upon the occurrence of certain change of control events, we will be required to offer to purchase all outstanding notes and other outstanding debt. If a change of control were to occur, we cannot assure you that we would have sufficient funds to pay the purchase price for all the notes tendered by the holders or such other indebtedness. Moreover, under the indenture governing the notes, certain important corporate events, such as leveraged recapitalizations that would increase the level of our indebtedness, would not constitute a “change of control” and thus would not give rise to any repurchase rights.

Our existing credit facility contains, and any future agreements relating to indebtedness to which we become a party may contain, provisions restricting our ability to purchase notes or providing that an occurrence of a change of control constitutes an event of default, or otherwise requiring payment of amounts borrowed under those agreements. If a change of control occurs at a time when we are prohibited from purchasing the notes, we could seek the consent of our then existing lenders and other creditors to the purchase of the notes or could attempt to refinance the indebtedness that contains the prohibition. If we do not obtain such a consent or repay such indebtedness, we would remain prohibited from purchasing the notes. In that case, our failure to purchase tendered notes would constitute an event of default under the indenture. In such circumstances, the subordination provisions in the indenture would likely restrict payments to the holders of notes.

Thus, there can be no assurance that in the event of a change of control we will have sufficient funds, or that we will be permitted under the terms of our credit facility and any other agreements relating to our indebtedness, to satisfy our obligations with respect to any or all of the tendered notes. See “Description of Notes—Repurchase at the Option of Holders—Change of Control.”

We may redeem your notes or the notes of others due to regulatory considerations.

The indenture will grant us the power to redeem the notes that you own or control if:

•	any governmental gaming authority makes a determination of unsuitability of you or the beneficial owner of the notes (or an affiliate of yours or of the beneficial owner of the notes), or

•	any governmental gaming authority requires you, or a beneficial owner of the notes (or an affiliate of yours or of the beneficial owner), to be licensed, qualified or found suitable under any applicable gaming law and:

•	you or such beneficial owner (or an affiliate of yours or of the beneficial owner) fails to apply for a license, qualification or finding of suitability within 30 days after being requested to do so (or such lesser period as required by the relevant governmental gaming authority), or

•	you or such beneficial owner (or an affiliate of yours or of the beneficial owner) is denied such license or qualification or is not found suitable by a governmental gaming authority to own or control the notes.

Under the foregoing circumstances, under the indenture, we will be able to redeem, and if required by the applicable gaming authority, we must redeem, your notes to the extent required by the gaming authority or deemed necessary or advisable by us. The redemption price will be equal to the least of:

•	the principal amount of the notes, together with accrued interest on the note,

•	the price that you or the beneficial owner paid for the notes, together with accrued interest on the note, or

•	such other lesser amount as may be required by a governmental gaming authority.

There is no public market for the notes. If an active trading market does not develop for these notes, you may not be able to resell them.

The notes are a new issue of securities without an established trading market. While the notes have been registered under the Securities Act of 1933, we do not intend to list the notes on any national securities exchange or to seek the admission of the notes for quotation through the Nasdaq Stock Market, Inc. We have been informed by the underwriters that they intend to make a market in the notes after this offering is completed. However, the underwriters may cease their market-making at any time. In addition, the liquidity of the trading market in the notes, and the market price quoted for the notes, may be adversely affected by changes in the overall market for high yield securities, changes in prevailing interest rates and by changes in our financial performance or prospects or in the prospects for companies in our industry generally. As a result, you cannot be sure that an active trading market will develop for the notes.

Federal and state statutes allow courts, under specific circumstances, to avoid guarantees and require note holders to return payments received from guarantors.

Under the federal bankruptcy law and comparable provisions of state fraudulent transfer laws, a court could avoid a guarantee or subordinate a guarantee to all of our other debts or all other debts of a guarantor if, among other things, the guarantor, at the time it incurred the indebtedness evidenced by its guarantee received less than reasonably equivalent value or fair consideration for the incurrence of such indebtedness and

•	the guarantor was insolvent or rendered insolvent by reason of such incurrence;

•	the guarantor was engaged in a business or transaction for which our or the guarantor’s remaining assets constituted unreasonably small capital; or

•	the guarantor intended to incur, or believed that it would incur, debts beyond our or its ability to pay such debts as they mature.

In addition, a court could void any payment by us or the guarantor pursuant to the notes or a guarantee and require that payment to be returned to the guarantor, or to a fund for the benefit of our creditors or the creditors of the guarantor.

The measures of insolvency for purposes of these fraudulent transfer laws may vary depending upon the law applied in any proceeding to determine whether a fraudulent transfer has occurred. Generally, however, a guarantor would be considered insolvent if:

•	the sum of its debts, including contingent liabilities, were greater than the fair saleable value of all of its assets,

•	if the present fair saleable value of its assets were less than the amount that would be required to pay its probable liability on its existing debts, including contingent liabilities, as they become absolute and mature, or

•	it could not pay its debts as they become due.

On the basis of historical financial information, recent operating history and other factors, we believe that we and each subsidiary guarantor, after giving effect to its guarantee of these notes, will not be insolvent, will not have unreasonably small capital for the business in which we are or it is engaged and will not have incurred debts beyond our or its ability to pay such debts as they mature. There can be no assurance, however, as to what standard a court would apply in making such determinations or that a court would agree with our or the subsidiary guarantors’ conclusions in this regard.

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements in this prospectus supplement, accompanying prospectus and any documents we incorporate by reference may constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The Private Securities Litigation Reform Act of 1995 provides certain “safe harbor” provisions for forward-looking statements. All forward-looking statements made in this prospectus supplement are made pursuant to the Private Securities Litigation Reform Act. Words such as, but not limited to, “believe,” “expect,” “anticipate,” “estimate,” “intend,” “plan,” and similar expressions are intended to identify forward-looking statements. Forward-looking statements include, without limitation, statements regarding our expansion plans, cash needs, cash reserves, liquidity, operating and capital expenses, financing options, expense reductions, operating results and pending regulatory matters. Although we believe our plans, intentions and expectations reflected in or suggested by these forward-looking statements are reasonable, we cannot assure you that we will achieve or realize these plans, intentions or expectations, and actual results may differ materially from those that might be anticipated from forward-looking statements. This can occur as a result of inaccurate assumptions or as a consequence of known or unknown risks and uncertainties. Factors that may cause our actual performance to differ materially from that contemplated by forward-looking statements include, among others, those discussed in the section entitled “Risk Factors” beginning on page S-12 of this prospectus supplement and the section entitled “Risk Factors” beginning on page 4 of the accompanying prospectus, as well as risk factors and other cautionary statements and information contained in the documents we incorporate by reference into this prospectus supplement and the accompanying prospectus. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.

MARKET DATA

We use market and industry data throughout this prospectus supplement and accompanying prospectus that we have obtained from market research, publicly available information and industry publications. These sources generally state that the information that they provide has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. The market and industry data is often based on industry surveys and the preparers’ experience in the industry. Similarly, although we believe that the surveys and market research that others have performed are reliable, we have not independently verified this information.

USE OF PROCEEDS

We estimate that the net proceeds from this offering will be approximately $129.4 million, after deducting underwriting discounts and commissions and estimated offering expenses.

We intend to use the net proceeds of this offering to repurchase or redeem all our outstanding 9.50% senior subordinated notes due 2007 at a price of 102.375% of principal amount plus accrued and unpaid interest, and to pay any associated costs and expenses. There are $125.0 million in aggregate principal amount of such notes outstanding. We may also use a portion of the remaining net proceeds to repurchase some of our 9.25% senior subordinated notes due 2007 to the extent required by our governing debt instruments.

On September 8, 2003 we commenced a cash tender offer to purchase our 9.50% senior subordinated notes due 2007. The tender offer is for any and all of our outstanding 9.50% senior subordinated notes due 2007 at an offer price of 102.375% of principal amount plus accrued and unpaid interest, which price includes an early tender premium. Completion of this offering is a condition to the closing of the tender offer. We have scheduled the tender offer to expire at 12:00 midnight, on October 3, 2003. With respect to any of our 9.50% senior subordinated notes due 2007 that are not tendered or accepted pursuant to the tender offer, we intend to call for redemption promptly following the consummation of this offering all such notes that remain outstanding. This statement of intent does not constitute a notice of redemption under the indenture governing the 9.50% senior subordinated notes due 2007. Under the governing indenture, the written notice of redemption must be given at least 30 days and no more than 60 days prior to the redemption date.

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth the unaudited consolidated ratio of earnings to fixed charges for the periods shown:

	Year Ended December 31,					Six Months Ended June 30,
	1998	1999	2000	2001	2002	2002	2003
Ratio of earnings to fixed charges (1)	1.73x	2.20x	2.94x	—	—	—	—

(1)	In computing the ratio of earnings to fixed charges: (i) earnings were calculated from income from continuing operations, before income taxes and fixed charges, and excluding capitalized interest; and (ii) fixed charges were computed from interest expense, amortization of debt issuance costs, capitalized interest and the estimated interest included in rental expense. Earnings were insufficient to cover fixed charges by $51.0 million and $19.9 million for years ended December 31, 2001 and 2002, respectively, and $12.6 million and $5.7 million for the six months ended June 30, 2002 and 2003, respectively. Ratios of earnings to combined fixed charges and preferred stock dividends requirements are not presented as there were no preferred stock dividends in any of the periods indicated.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of June 30, 2003:

•	on an actual basis; and

•	on an as adjusted basis to give effect to our issuance (as if the offering occurred on June 30, 2003) of the notes and the application of the proceeds we receive from this offering. See “Use of Proceeds.”

This table excludes an aggregate of 3,881,199 shares of common stock that may be issued upon the exercise of stock options outstanding as of June 30, 2003, with a weighted average exercise price of $9.17 per share.

You should read this information together with our audited consolidated financial statements and related notes and the sections entitled “Use of Proceeds,” “Selected Consolidated Financial and Other Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus supplement.

	As of June 30, 2003
	Actual	As Adjusted (1)
	(in millions, except share amounts)
Cash, cash equivalents and restricted cash	$254.7	$256.1

Long-term debt, including current portion:
Credit facility	$125.0	$125.0
9.50% senior subordinated notes due 2007	125.0	—	(2)
8.75% senior subordinated notes offered hereby	—	132.8	(3)
9.25% senior subordinated notes due 2007	350.0	350.0
Other debt	17.2	17.2

Total long-term debt	617.2	625.0

Stockholders’ equity:
Preferred stock ($1.00 par value, 250,000 shares authorized; no shares issued and outstanding)	0.0	0.0
Common stock ($0.10 par value, 80,000,000 shares authorized; 25,934,261 shares issued and outstanding and 25,934,261 shares issued and outstanding on an “as adjusted” basis)	2.6	2.6
Capital in excess of par value	224.3	224.3
Retained earnings	28.9	23.6
Accumulated other comprehensive loss—currency translation of foreign assets	(9.5)	(9.5)

Total stockholders’ equity	246.3	241.0	(4)

Total capitalization	$863.5	$866.0

(1)	As adjusted to reflect this offering and the intended use of net proceeds of this offering, including the write-off of deferred financing costs.
(2)	To the extent that less than all outstanding 9.50% senior subordinated notes due 2007 are purchased in our tender offer, we intend to redeem the remaining notes at the redemption price of 102.375% of the principal amount plus accrued and unpaid interest to the date of redemption.
(3)	The $135.0 million principal amount of notes were issued at a price of 98.369% or par.
(4)	Stockholders’ equity includes the write-off of the applicable deferred financing costs, net of applicable tax benefit, of $5.4 million.

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

The following table presents our selected consolidated financial data for the years 1998 through 2002. This data is derived from our audited consolidated financial statements and the notes to those statements. The table also presents our selected consolidated financial data for the six months ended June 30, 2003 and 2002, which is derived from our unaudited condensed consolidated financial statements and the notes to those statements. The unaudited condensed consolidated financial statements include all adjustments, consisting of normal recurring accruals, that we consider necessary for a fair presentation of financial position and results of operations for those periods. Operating results for the six months ended June 30, 2003 are not necessarily indicative of the results that may be expected for the entire fiscal year ended December 31, 2003. Because the data in this table does not provide all of the data contained in our consolidated financial statements, including the related notes, you should read “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements, including the related notes, contained elsewhere in this prospectus supplement and other data we have incorporated by reference.

	For the years ended December 31,					Six months ended June 30,
	1998(a)	1999(b)	2000(c)	2001(d)	2002(e)	2002(f)	2003(g)
	(in thousands, except per share data)
Statement of Operations Data:
Revenues:	$409,449	$673,967	$549,602	$508,043	$514,001	$249,582	$265,676
Operating income (loss)	44,503	144,204	171,904	(5,723)	28,411	11,443	19,639
Income (loss) before minority interest, income taxes and cumulative effect of a change in accounting principle	21,985	86,660	127,742	(50,555)	(19,071)	(12,343)	(5,153)
Income (loss) before cumulative effect of a change in accounting principle	13,169	44,047	76,839	(28,649)	(12,925)	(8,713)	(3,231)
Net income (loss)	13,169	44,047	76,839	(28,649)	(69,629)	(65,417)	(3,231)
Net income (loss) per common share:
Basic	$0.50	$1.70	$2.92	$(1.11)	$(2.70)	$(2.55)	$(0.12)
Diluted	0.50	1.67	2.80	(1.11)	(2.70)	(2.55)	(0.12)
Other Data:
EBITDA(h), (i)
Continuing properties(j)	$38,807	$93,303	$71,092	$40,659	$73,340	$33,906	$42,953
Sold properties	37,817	102,825	146,914	3,068	0	0	0

EBITDA(h), (i)	$76,624	$196,128	$218,006	$43,727	$73,340	$33,906	$42,953

Capital expenditures	$54,605	$59,680	$202,775	$52,264	$48,596	$23,452	$25,006
Cash flows provided by (used in):
Operating activities	$37,224	$75,323	$(28,824)	$39,517	$39,030	$19,131	$17,508
Investing activities	(136,532)	(51,063)	193,277	(46,756)	(76,740)	(43,022)	(147,334)
Financing activities	119,386	54,868	(114,947)	(12,442)	826	1,937	114,450

	As of December 31,					As of June 30,
	1998	1999	2000	2001	2002	2003
	(in thousands)
Balance Sheet Data:
Cash and equivalents(k)	$47,413	$246,790	$172,868	$156,639	$147,541	$254,653
Total assets	891,339	1,045,408	961,475	919,349	840,438	960,471
Total notes payable	539,183	625,480	500,594	497,147	493,498	617,238
Stockholders’ equity	230,976	280,876	361,176	319,516	248,486	246,312

(a)	Fiscal year 1998 includes the financial results of Casino Magic Corp. from its October 15, 1998 acquisition date.
(b)	Fiscal year 1999 excludes the financial results of the Hollywood Park race track and Hollywood Park-Casino beginning September 1999 in connection with the sale of the operations. Fiscal year 1999 includes a $62.5 million gain on sale of the race track and card club casino operations and an asset impairment charge of $20.4 million related to the write-down of the Hollywood Park-Casino. Fiscal year 1999 also includes $3.0 million of Belterra Casino Resort pre-opening costs.

(c)	Fiscal year 2000 includes the financial results of Belterra Casino Resort from its October 2000 opening. Fiscal year 2000 excludes the financial results of the Boomtown Biloxi and Casino Magic Bay St. Louis beginning August 2000 and Turf Paradise beginning June 2000 in connection with the sale of the operations. Fiscal year 2000 includes an $118.8 million gain on sale of the casino and race track operations, as well as the sale of excess land (see note 7 to the consolidated financial statements contained elsewhere in this prospectus supplement). Fiscal year 2000 also includes $15.0 million of Belterra Casino Resort pre-opening costs and $5.7 million of terminated merger costs (see note 15 to the consolidated financial statements contained elsewhere in this prospectus supplement).
(d)	Fiscal year 2001 includes $23.5 million of asset impairment charges (see note 6 to the consolidated financial statements contained elsewhere in this prospectus supplement), a $500,000 gain on asset disposition, $610,000 of Belterra Casino Resort golf facility pre-opening costs and $464,000 of terminated merger reserve recovery benefit.
(e)	Fiscal year 2002 includes costs of $2.8 million for asset write-offs, $6.6 million for Indiana regulatory settlement and related costs, $1.6 million for relocating corporate offices (see notes 6, 11 and 12, respectively, to the consolidated financial statements contained elsewhere in this prospectus supplement), and $541,000 for abandoned project costs. In addition, fiscal year 2002 includes a $56.7 million charge, net of tax benefit, related to the cumulative change in accounting principle (see note 2 to the consolidated financial statements contained elsewhere in this prospectus supplement).
(f)	The six months ended June 30, 2002 includes costs of $6.5 million for Indiana regulatory settlement and related costs (see note 6 to the condensed consolidated financial statements contained elsewhere in this prospectus supplement).
(g)	The six months ended June 30, 2003 includes costs of $1.2 million for derivative action lawsuit matters (see note 6 to the condensed consolidated financial statements contained elsewhere in this prospectus supplement) and $1.6 million for a one-time retroactive gaming tax charge at Belterra Casino Resort imposed by the Indiana state legislature.

(h)	We define EBITDA as earnings before net interest expense, provision for income taxes, depreciation, amortization, minority interest, loss on early extinguishment of debt and cumulative effect of a change in accounting principle. Management uses EBITDA as a relevant and useful measure to compare operating results among its properties and between accounting periods. The presentation of EBITDA has economic substance because it is used by management as a performance measure to analyze the performance of our business segments (See note 17 to the consolidated financial statements and note 8 to the condensed consolidated financial statements contained elsewhere in this prospectus supplement). EBITDA is specifically relevant in evaluating large, long-lived hotel casino projects, because EBITDA provides a perspective on the current effects of operating decisions separated from the substantial, non-operational depreciation charges and financing costs of such projects. Additionally, management believes some investors consider EBITDA to be a useful measure in determining a company’s ability to service or incur indebtedness and for estimating a company’s underlying cash flow from operations before capital costs, taxes and capital expenditures. EBITDA is not a measure of financial performance under the promulgations of the accounting profession, known as “generally accepted accounting principles” or “GAAP.” EBITDA has material limitations as an analytic tool compared to net income, because, among other things, it does not include depreciation or interest expense, and therefore does not reflect current or future capital expenditures, or the cost of capital. Management compensates for these limitations by using EBITDA as only one of several comparative tools, together with GAAP measurements, to assist in the evaluation of operating performance and to measure cash flow generated by ongoing operations. EBITDA is not calculated in the same manner by all companies and accordingly, may not be an appropriate measure of comparing performance amongst different companies. EBITDA should not be considered in isolation from, or as a substitute for, operating income (loss), net income (loss), cash flows from operations or cash flow data prepared in accordance with GAAP. EBITDA reflects the items set forth in note (i) below. For an additional explanation of matters concerning EBITDA, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Other Supplemental Data.” A reconciliation from net income (loss) to EBITDA is as follows:

	For the years ended December 31,					Six months ended June 30,
	1998	1999	2000	2001	2002	2002	2003
	(in thousands)
Net income (loss)	$13,169	$44,047	$76,839	$(28,649)	$(69,629)	$(65,417)	$(3,231)
Cumulative effect of a change in accounting principle, net of income taxes	0	0	0	0	56,704	56,704	0

Net income (loss) before cumulative effect of a change in accounting principle	13,169	44,047	76,839	(28,649)	(12,925)	(8,713)	(3,231)
Income tax expense (benefit)	8,442	40,926	50,903	(21,906)	(6,146)	(3,630)	(1,922)
Minority interest	374	1,687	0	0	0	0	0

Income (loss) before cumulative effect of a change in accounting principle, income taxes and minority interest	21,985	86,660	127,742	(50,555)	(19,071)	(12,343)	(5,153)
Loss on early extinguishment of debt	0	0	4,146	0	0	0	0
Interest expense, net of capitalized interest and interest income	22,518	57,544	40,016	44,832	47,482	23,786	24,792

Operating income (loss)	44,503	144,204	171,904	(5,723)	28,411	11,443	19,639
Depreciation and amortization	32,121	51,924	46,102	49,450	44,929	22,463	23,314

EBITDA	$76,624	$196,128	$218,006	$43,727	$73,340	$33,906	$42,953

(i)	“Operating income (loss)” and “EBITDA” disclosed above reflect the following items:

	For the years ended December 31,					Six months ended June 30,
	1998	1999	2000	2001	2002	2002	2003
	(in thousands)
Derivative action lawsuit costs	$0	$0	$0	$0	$0	$0	$1,161
Regulatory settlement and related costs	0	0	0	0	6,609	6,493	0
Asset write-offs	0	0	0	0	2,753	0	0
Relocation costs	0	0	0	0	1,601	0	0
Abandoned project costs	0	0	0	0	541	0	0
Pre-opening costs, Belterra Casino Resort	821	3,020	15,030	610	0	0	0
Terminated merger cost and related reserve recovery benefit	0	0	5,727	(464)	0	0	0
Asset impairment write-down	0	0	0	23,530	0	0	0
Loss (gain) on disposition of assets, sold operations	2,221	(62,507)	(118,816)	(500)	0	0	0
Asset impairment write-down, sold operations	0	20,446	0	0	0	0	0
REIT costs	419	0	0	0	0	0	0

	$3,461	$(39,041)	$(98,059)	$23,176	$11,504	$6,493	$1,161

(j)	Consists of the five casinos we own and operate in the United States, the two casinos we operate in Argentina the two card clubs we lease to a third party operator in Los Angeles and corporate expenses.
(k)	Includes $2.0 million and $153.4 million of Restricted Cash-Argentina and Restricted Cash at June 30, 2003, respectively; $3.2 million and $30.1 million of Restricted Cash-Argentina and Restricted Cash at December 31, 2002, respectively; and, $3.5 million of Restricted Cash-Argentina at December 31, 2001 (see note 1 in both the condensed consolidated financial statements and consolidated financial statements contained elsewhere in this prospectus supplement).

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATION

The following discussion and analysis of financial condition, results of operations, liquidity and capital resources should be read in conjunction with the section “Selected Consolidated Financial and Other Data” elsewhere in this prospectus supplement.

Overview

We are a leading diversified, multi-jurisdictional owner and operator of gaming entertainment facilities. We own and operate seven casinos (four with hotels), including Boomtown Reno in Reno, Nevada; Casino Magic Biloxi in Biloxi, Mississippi; Boomtown New Orleans in Harvey, Louisiana; Boomtown Bossier in Bossier City, Louisiana; Belterra Casino Resort in Vevay, Indiana; and two casinos in Argentina. We receive lease income from two card clubs in southern California. We are also building a $325 million casino resort in Lake Charles, Louisiana.

Results of Operations

The following table highlights our results of operations in recent periods:

	Years Ended December 31,			Six Months Ended June 30,
	2000	2001	2002	2002	2003
	(in thousands)
Revenues:
Boomtown New Orleans	$94,240	$99,927	$100,403	$50,787	$53,381
Belterra Casino Resort	15,506	104,385	122,118	57,746	64,721
Boomtown Bossier City	124,308	101,019	102,680	48,737	55,225
Casino Magic Biloxi	86,451	82,997	86,500	43,427	42,419
Boomtown Reno	93,183	90,100	89,021	42,142	41,383
Casino Magic Argentina	22,092	20,159	7,039	3,623	5,427
Card Clubs	7,200	6,960	6,240	3,120	3,120

	442,980	505,547	514,001	249,582	265,676
Sold properties(a)	106,622	2,496	0	0	0

Total Revenues	$549,602	$508,043	$514,001	$249,582	$265,676

Operating income (loss):
Boomtown New Orleans	$20,849	$21,553	$20,470	$10,666	$11,455
Belterra Casino Resort(b)	(21,501)	(18,673)	2,616	(13)	2,913
Boomtown Bossier City	25,953	987	5,568	1,807	4,499
Casino Magic Biloxi	10,512	9,169	10,570	6,333	4,025
Boomtown Reno	11,722	11,350	10,208	4,353	3,189
Casino Magic Argentina	7,405	5,622	1,456	113	1,365
Card Clubs	2,504	2,855	3,622	1,861	1,817
Corporate(c)	(26,864)	(18,124)	(23,346)	(13,677)	(9,624)
Asset write-offs and impairments(d)	0	(23,530)	(2,753)	0	0

	30,580	(8,791)	28,411	11,443	19,639
Sold properties(a)	141,324	3,068	0	0	0

Operating income (loss)	$171,904	$(5,723)	$28,411	$11,443	$19,639

	Years Ended December 31,			Six Months Ended June 30,
	2000	2001	2002	2002	2003
Revenue by Property as % of Total Revenue
Boomtown New Orleans	17.2%	19.7%	19.5%	20.3%	20.1%
Belterra Casino Resort	2.8%	20.5%	23.8%	23.1%	24.3%
Boomtown Bossier City	22.6%	19.9%	20.0%	19.5%	20.8%
Casino Magic Biloxi	15.7%	16.3%	16.8%	17.4%	16.0%
Boomtown Reno	17.0%	17.7%	17.3%	16.9%	15.6%
Casino Magic Argentina	4.0%	4.0%	1.4%	1.5%	2.0%
Card Clubs	1.3%	1.4%	1.2%	1.3%	1.2%

	80.6%	99.5%	100.0%	100.0%	100.0%
Sold properties	19.4%	0.5%	0.0%	0.0%	0.0%

	100.0%	100.0%	100.0%	100.0%	100.0%

Operating margins(e)
Boomtown New Orleans	22.1%	21.6%	20.4%	21.0%	21.5%
Belterra Casino Resort	(138.7)%	(17.9)%	2.1%	0.0%	4.5%
Boomtown Bossier City	20.9%	1.0%	5.4%	3.7%	8.1%
Casino Magic Biloxi	12.2%	11.0%	12.2%	14.6%	9.5%
Boomtown Reno	12.6%	12.6%	11.5%	10.3%	7.7%
Casino Magic Argentina	33.5%	27.9%	20.7%	3.1%	25.2%
Card Clubs	34.8%	41.0%	58.0%	59.6%	58.2%
Sold Properties	132.5%	122.9%	0%	0%	0%

(a)	The fiscal years 2000 and 2001 amounts reflect income from agreements with a Native American casino which terminated in June 2001. Fiscal year 2000 includes the Casino Magic Bay St. Louis and Boomtown Biloxi sold in August and Turf Paradise racetrack sold in June. Operating income for both periods includes gains on the dispositions of the assets.
(b)	Fiscal years 2000 and 2001 include pre-opening costs of $15,030,000 and $610,000, respectively. Six months ended June 30, 2003 results include a $1,550,000 one-time retroactive gaming tax charge imposed by the Indiana state legislature.
(c)	Six months ended June 30, 2003 results include derivative action lawsuit costs of $1,161,000 and 2002 six month results include Indiana regulatory settlement costs of $6,493,000. Fiscal year 2002 includes corporate relocation expenses, Indiana regulatory settlement costs and abandoned project costs totaling $8,751,000. Fiscal year 2001 includes a terminated merger reserve recovery benefit of $464,000. Fiscal year 2000 includes terminated merger costs of $5,727,000.
(d)	Fiscal year 2002 asset write-offs of $2,753,000 reflect abandoned projects at Casino Magic Biloxi and Boomtown Bossier City. Fiscal year 2001 asset impairment charges of $23,530,000 reflect primarily the write-down of the Crystal Park Casino and the original cruising riverboat at Boomtown New Orleans.
(e)	Operating margin by property is calculated by dividing operating income (loss) by revenue by location.

Comparisons of the Three and Six Months Ended June 30, 2003 and 2002

Operating Results.    Operating income for the three months ended June 30, 2003 increased to $8,917,000 from $3,035,000 for the three months ended June 30, 2002, while revenues grew by 6.0%, or $7,507,000, to $133,584,000 in the 2003-second quarter from $126,077,000 in the 2002 period. Similarly, for the six months ended June 30, 2003, operating income grew to $19,639,000 from $11,443,000 in the 2002 six month period, with revenues increasing to $265,676,000 from $249,582,000 period versus period.

Included in the 2003 and 2002 operating income results are litigation expenses related to the derivative action and regulatory expenses related to the Indiana matter, respectively (see “—Corporate Costs” below and note 6 to the condensed consolidated financial statements contained elsewhere in this prospectus supplement). Excluding such items from each period, operating income for the three months ended June 30, 2003 was essentially flat compared to the 2002 period, and up approximately 16% comparing the 2003 six months to the 2002 period. Each property’s contribution to these results is as follows:

Boomtown New Orleans was once again the Company’s biggest contributor, generating approximately 39% of property level operating income during the first six months of 2003. Revenues for the three and six months ended June 30, 2003 increased by 6.1% and 5.1%, respectively, over the 2002 periods, primarily from slot revenue, as successful marketing programs and improved customer service helped improve the slot coin-in (volume) by 8.2%. By managing overall operating costs, Boomtown New Orleans maintained a 21% operating margin in each of the 2003 periods, consistent with 2002 operating margins, and therefore grew operating income by 7.9% and 7.4% to $5,632,000 and $11,455,000 for the three and six months ended June 30, 2003, respectively.

For the Company’s Belterra Casino Resort, the 2003-second quarter marks the sixth consecutive quarter versus prior-year-quarter revenue and operating income improvement for the property, despite a $1,550,000 one-time gaming tax charge imposed by the State of Indiana. Revenues for the three and six months ended June 30, 2003 grew by 11.5% and 12.1%, respectively, over the prior year periods, primarily from focused marketing programs and the introduction of dockside gaming in August 2002. In its 2003 legislative session, the Indiana General Assembly imposed a retroactive wagering tax on all riverboats, moving the effective date of the 2002 graduated wagering tax from August 1, 2002 to July 1, 2002. The state Department of Revenue has assessed this retroactive tax on the riverboats, without providing an offset for taxes paid at a higher tax rate during that one-month period. Belterra and the other riverboat casinos have filed protests with the state, asserting that this interpretation of the legislation is erroneous and should be set aside. The Company intends to pursue remedies, as it does not believe that the regulations appropriately reflect the legislation. Excluding such one-time cost, 62.6% and 64.2% of the revenue improvements in the three and six months ended June 30, 2003, respectively, translated into operating income growth for the property, with the majority of the offset to income representing gaming taxes. The property continues to focus on revenue enhancements and margin improvement.

At Boomtown Bossier City, 2003 quarterly and year-to-date results continue to reflect the benefits of the re-branding and renovation project that was completed in the fourth quarter of 2002, as revenues improved 17.8% and 13.3% for the three and six months ended June 30, 2003 as compared to the 2002 periods. The majority of the revenue growth came from increased slot and table game revenue, with food and beverage also benefiting from the additional food venues opened in 2003 as compared to 2002. Operating income for the three months ended June 30, 2003 grew $2,114,000 to $1,394,000 and for the six months ended June 30, 2003 grew $2,692,000 to $4,499,000 compared to the construction-impacted 2002 periods. Gaming taxes and complimentary costs offset some of the revenue increases.

At Casino Magic Biloxi, revenues were off 4.9% in the three months ended June 30, 2003 when compared to the prior year three-month period, which reduction is a combination of the entrance to the facility’s casino being impacted by construction of the new high roller facility, lower hold percentages and an increase in coin coupon and slot point expense charges that offset gaming revenues. Operating costs also increased in the three-month period, primarily due to increased marketing costs from the revamping of the programs that began in the 2003-first quarter. Overall, operating income declined 56.1% in the 2003-second quarter as compared to the 2002-second quarter. Revenues in the six-month period ending June 30, 2003 declined by 2.3%, as improved revenue generated in the 2003 first quarter was not sufficient to offset declines in the second quarter. Operating income for the 2003 six-month period declined to $4,025,000 from $6,333,000, primarily due to increased marketing costs.

At Boomtown Reno, 2003 quarterly revenues were down by 7.9% when compared to the 2002 period, a majority of which decrease was from reduced gaming revenue due to the winter weather conditions during each weekend in April and the opening of Native American gaming facilities in Northern California, including the principal competitive facility that opened in early June. Although the property was able to reduce certain of its operating costs in the quarter, the reductions were not sufficient to offset the reduced gaming revenue and therefore operating income declined by $1,491,000 for the three months ended June 30, 2003 compared to the three months ended June 30, 2002. 2003 six-month results reflect the strong first quarter operating results, as revenues and operating income were off only $759,000 and $1,164,000, respectively, when compared to the six months ended June 30, 2002.

At Casino Magic Argentina, peso-denominated revenue growth was 68.1% for the three months ended June 30, 2003 versus the 2002 period, due primarily to an improved economic environment and high inflation for the region. Benefiting from a stronger peso in the 2003-second quarter as compared to the 2002-second quarter, dollar denominated revenues improved by almost 92%, or $1,446,000. Operating income also improved in the quarter, as the increased revenue exceeded a rise in gaming and other operating costs. Six month results were equally strong, with peso-denominated revenue growing at 69.7%. However, as the weighted average exchange rate for the six months ended June 30, 2003 was higher than the rate in the 2002 six-month period, dollar-denominated revenue growth was approximately 50%. Operating income for the six months ended June 30, 2003 also improved over 2002, due to the improved 2003 results and additional expenses impacting the 2002 period.

Card Club revenue and operating income were consistent with like-period results in 2002, as there was no change to the lease agreements and ownership costs.

Corporate Costs.    Corporate overhead declined by $5,031,000 and $4,053,000 in the three and six months ended June 30, 2003 compared to the 2002 periods. Included in the 2003 three and six months are litigation expenses of $601,000 and $1,161,000, respectively, related to the shareholder derivative action (see “Business—Legal Proceedings—Shareholder Derivative Action”); while included in the 2002 periods is a $6,493,000 charge related to the 2002 Indiana regulatory matters (see note 6 to the condensed consolidated financial statements contained elsewhere in this prospectus supplement). Adjusting for such charges, corporate costs for the three months ended June 30, 2003 increased by $861,000, or 23.8%, over the three months ended June 30, 2002, due primarily to an increase in legal and compensation expenses. The escalation in compensation expense is in part due to the prior year period being abnormally low from vacated and as-then unfilled corporate positions. Corporate overhead for the six months ended June 30, 2003 increased by $1,279,000, or 17.8%, after adjusting the 2003 and 2002 periods for the derivative and Indiana matters, which increase is also primarily attributed to higher compensation and legal costs.

In July 2003, courts approved a settlement with the plaintiffs, insurer and other parties involved (see “Business—Legal Proceedings—Shareholder Derivative Action”). The regulatory approvals of the settlement have been obtained. The Company anticipates the costs incurred to date will be offset by insurance proceeds.

Interest Income.    Interest income for the three and six months ended June 30, 2003 decreased by $163,000, or 30.6%, and $316,000, or 27.1%, compared to the same periods in 2002, primarily due to lower interest rates on invested funds.

Interest Expense.    Interest expense for the three and six months ended June 30, 2003 before capitalized interest increased by approximately $983,000 and $874,000, respectively, primarily due to the funding of the $125,000,000 term loan portion of our credit facility in late May 2003 (see note 5 to the condensed consolidated financial statements contained elsewhere in this prospectus supplement). Capitalized interest was $320,000 and $487,000 for the three and six months ended June 30, 2003, respectively, for the Lake Charles and Belterra projects, compared to $303,000 for the Bossier City project in the three and six months of 2002 (there was no capitalized interest in the 2002 first quarter).

Income Tax Benefit.    The effective tax rates used in the 2003 second quarter and first six months was 40.4% and 37.3%, respectively, for tax benefits of $1,615,000 and $1,922,000, respectively. The effective tax rates for the similar 2002 periods were 26.7% and 29.4%, respectively, the lower rates being a result of a portion of the 2002 Indiana regulatory settlement not being tax deductible.

Change in Accounting Principle.    The charge for the cumulative effect of a change in accounting principle of $56,704,000 related to the write-down of goodwill and other intangible assets in the first quarter of 2002. This charge reflected the adoption of SFAS 142 as of January 1, 2002.

Comparisons of the Years Ended December 31, 2002, 2001 and 2000

Operating Results.    Operating income increased $37,202,000 to $28,411,000 in 2002 from an operating loss of $8,791,000 in 2001, while revenues increased to $514,001,000 in 2002 versus $505,547,000, excluding properties sold. Operating income and revenues for 2000, again excluding sold properties, were $30,580,000 and $442,980,000, respectively. Operating income for 2002, 2001 and 2000 includes certain unusual costs of $11,504,000, $23,676,000 and $20,757,000, respectively. When excluding such costs, operating income grew by 168.2% in 2002 versus 2001, and declined by 71.0% in 2001 versus 2000. Each property’s contribution to these results is as follows:

The Company’s Boomtown New Orleans property continues to produce consistent results. Revenues improved to $100,403,000 in 2002 from $99,927,000 in 2001. A full year benefit of slot machines added in June 2001 and dockside operations that began in April 2001 were offset by higher tax rates and unfavorable weather. Operating income declined slightly to $20,470,000 in 2002 compared to $21,553,000 for 2001. An increase in state gaming taxes at Boomtown New Orleans from 18.5% to 21.5% that became effective April 1, 2001 meant a higher tax rate during all of 2002 as compared to only nine months of 2001. Finally, the property incurred higher depreciation charges in 2002 due to improvements completed throughout 2001.

Also in 2002, the Company sold the property’s original riverboat casino. The boat had remained unused since February 1998, when it was replaced by the current larger and newer facility. Although the boat had been written down for book purposes in prior years, it still had a large tax basis. The sale generated a book gain of $190,000 and resulted in a tax loss of approximately $14,500,000. The Company expects to receive a tax credit related to the sale of the boat in 2003 when it finalizes its 2002 and related income tax returns.

Revenues and operating income at the property increased in 2001 by 6.0% and 3.4%, respectively, from 2000, as the property benefited from the 300 slot machines added in June 2001, offset by the increased gaming taxes beginning April 2001.

At Casino Magic Biloxi, revenues and operating income improved by 4.2% and 15.3%, respectively, for the year ended December 31, 2002 versus the year ended December 31, 2001. This was despite unfavorable weather, notably two hurricanes that closed the Biloxi property for approximately three days and the New Orleans property for approximately two days. The improvements in operating results are primarily from new casino marketing programs and cost control programs established in late 2001.

Revenues and operating income declined by 4.0% and 12.8%, respectively, in 2001 compared to 2000, primarily due to increased competition in the market. The year 2000 results also included approximately $800,000 of additional income from the settlement of a business interruption insurance claim resulting from Hurricane Georges in September 1998. The closures from the recent hurricane were not long enough to meet the deductibles for business interruption insurance coverage. When excluding the insurance claim in 2000, operating income declined by 5.6%.

At Boomtown Reno, 2002 gaming revenues were consistent with the prior year, while the overall Reno market was off almost 4%. Overall, revenues for the property for the year ended December 31, 2002 declined by 1.2%, principally due to the lower retail fuel prices at the property’s gas stations. Operating income was down 10.1%, principally due to increased medical insurance costs.

Boomtown Reno’s revenues declined by $3,083,000, or 3.3%, in 2001 versus 2000 primarily due to the adverse impact of the events of September 11, 2001 on travel, including on travel along Interstate 80. Fuel prices in 2001 were also lower, affecting revenues from the two gas stations. The property’s management controlled costs to mirror the reduced drive-by business, and, as a result, the operating margin remained constant year-over-year.

On July 1, 2002, the Bossier City facility was re-branded “Boomtown Bossier City” from the former Casino Magic brand and motif. The renovation and expansion work was completed in the middle of the 2002 fourth quarter. Despite construction disruption for a majority of the year, revenues grew 1.6% to $102,680,000 in 2002 compared to $101,019,000 in 2001. Operating income grew much more dramatically in 2002 versus 2001, to $5,568,000 from $987,000. Re-branding charges in 2002 of $2,129,000 were offset by reduced marketing costs and the absence of a $2,600,000 working capital valuation charge that occurred in 2001. Boomtown Bossier City operating income for the year ended December 31, 2002 also benefited from the absence of approximately $1,602,000 of amortization of capitalized licensing expenses, related to the implementation of SFAS 142 on January 1, 2002, which costs were incurred in 2001 and prior.

For 2001, revenues and operating income declined by 18.7% and 96.2%, respectively, versus 2000. Revenue declines were primarily attributable to increased competition from the opening of a new casino hotel in December 2000 and the opening of a new hotel tower at another competitor in January 2001. The property also recorded a charge of approximately $2,600,000 for certain reserves and write-downs related to inventory, accounts receivable and working capital valuation matters.

Belterra Casino Resort proved to be the Company’s most improved property in 2002, growing operating income by $21,289,000 on revenue improvement of $17,733,000. The revenue growth reflects the continued maturation of the property, improved marketing programs and the benefits of commencing dockside operations on August 1, 2002. For the five months since dockside operations began, gaming revenues increased 31% period over period, compared to the also strong 16% year-over-year growth in the first seven months of 2002. In addition to growing revenues the property implemented cost containment measures in late 2001 that helped improve the operating margin.

Belterra Casino Resort opened in late October 2000. Revenues at this property increased significantly in 2001 due to a full year of operation, versus approximately two months of operations in 2000. The property incurred operating losses in both periods, although the losses per day were much less in the full year 2001 than they were in the partial period in 2000. In late 2001, a new general manager was hired, and steps were taken immediately to improve operations, including improved marketing programs and reduced staffing levels. The 2001 and 2000 operating losses also include pre-opening expenses of $610,000 and $15,030,000, respectively.

At Casino Magic Argentina, although the turmoil in the Argentine economy that began in late 2001 has continued, operations remain profitable. For 2002, revenues denominated in pesos increased 10.44% compared to the prior year period. Pesos denominated results are impacted by the Argentine inflation rate, which has been both high and volatile in recent periods.

Operating results denominated in dollars have declined substantially from the year-earlier periods due to the devaluation of the Argentine currency. For the twelve months ended December 31, 2002, currency devaluation caused substantially all of the 65.1% and 74.1% decline in revenues and operating income, respectively.

Revenues and operating income at Casino Magic Argentina declined by 8.7% and 24.1%, respectively, in 2001 versus 2000, primarily due to the economic and political instability that began in Argentina in the third quarter of 2001.

Revenues from the Company’s Card Clubs declined in 2002 due to an $80,000 per month reduction in lease income from Crystal Park Casino, effective October 1, 2001. Operating income in 2002, however, benefited from the reduction of Crystal Park Casino’s depreciation expense of $1,438,000, as the asset was written down in the fourth quarter of 2001.

Revenues and operating income from “Card clubs” did not change significantly in 2001 from the prior year.

Corporate Costs.    When excluding the Indiana settlement charges and relocation costs (see notes 11 and 12, respectively, to the consolidated financial statements contained elsewhere in this prospectus supplement), corporate costs decreased by $2,988,000, or 16.5%, in 2002 versus 2001, primarily due to reduced costs as a result of the management restructuring in April 2002 and lower professional service fees related to contracts that expired in 2001. Corporate costs declined by 32.5% in 2001 as compared to 2000, primarily due to the terminated merger costs incurred in 2000.

Sold Properties.    The reduction in revenues and operating income from sold operations in 2002 compared to 2001 reflects the termination in June, 2001 of various lease agreements with a Native American tribe under which the Company derived income from the Legends Casino in Yakima, Washington. The reduction in revenues and operating income in 2001 versus 2000 reflects the sale of the two casinos in August 2000 and Turf Paradise racetrack June 2000.

Interest Income.    Interest income for 2002 decreased by $2,815,000, or 56.1%, from 2001, primarily due to lower interest rates in 2002 versus 2001 and the early repayment of a promissory note from the Legends casino. Interest income decreased in 2001 versus 2000 by $7,583,000, or 60.2%, primarily due to lower investable funds and lower interest rates.

Interest Expense.    Interest expense in 2002 before capitalized interest was approximately flat to 2001. Interest expense before capitalized interest declined by $10,434,000 for 2001 compared to 2000, due primarily to the redemption of the Casino Magic 13% Notes in August 2000. Capitalized interest was $995,000, $481,000 and $8,148,000 in 2002, 2001 and 2000, respectively.

Loss on Early Extinguishment of Debt.    The Company recorded a loss of $4,136,000 for the year ended December 31, 2000, related to the early redemption of the Casino Magic 13% Notes. Prior to the adoption of Statement of Financial Accounting Standard No. 145, “Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB statement No. 13 and Technical Correction,” and pursuant to then effective accounting standards, the Company reported this loss as an extraordinary item.

Income Tax Expense (Benefit).    The effective tax rate used in 2002 was 32.2%, or a tax benefit of $6,146,000. A portion of the Indiana regulatory settlement costs was not tax deductible, resulting in a lower tax benefit. The effective tax rate in 2001 was 43.3%, or a tax benefit of $21,906,000. The 2001 year includes a $3,705,000 tax benefit from the settlement of certain federal income tax matters. The effective tax rate in 2000 was 39.8%, or a tax expense of $50,903,000, which provision includes the taxes associated with the significant asset dispositions in that year. The Company estimates that its effective income tax rate will be approximately 36% in 2003.

Change in Accounting Principle.    The charge in the first quarter of 2002 for the cumulative change in accounting principle of $56,704,000 related to the write-down of goodwill and other intangible assets. This charge reflected the adoption of SFAS 142 as of January 1, 2002. See Note 2 to the Consolidated Financial Statements contained elsewhere in this prospectus supplement.

Liquidity and Capital Resources

At June 30, 2003, the Company had $254,653,000 of cash, cash equivalents and restricted cash. Management currently estimates that approximately $45,000,000 is needed to fund the Company’s casino cages, slot machines, operating accounts and day-to-day working capital needs.

Included in cash, cash equivalents and restricted cash at June 30, 2003 and December 31, 2002 is restricted cash of $155,670,000 and $33,255,000, respectively. The increase in restricted cash as of June 30, 2003 is due to the funding of the $125,000,000 term loan portion of our credit facility in late May 2003 into the completion reserve account (net of certain debt issuances costs). Restricted cash as of both dates includes $22,500,000 set aside for future Lake Charles resort development construction costs, $5,000,000 in an escrow account to ensure the completion of the new 300 guest-room tower at Belterra Casino Resort and $2,600,000 for a cash-collateralized letter of credit for self-insurance purposes. Finally, the period ended balances include funds held in Argentine banks in the amount of $1,999,000 and $3,155,000. Cash held in the Argentine subsidiary is considered restricted by the Company due to the currency restrictions imposed by the Argentine government.

Working capital for the Company (current assets less current liabilities) was $73,104,000 at June 30, 2003, versus $85,119,000 at December 31, 2002, the decrease being primarily attributed to the cash provided from operations being less than the funds used for capital projects and fees paid for our credit facility during the six months ended June 30, 2003.

For the six months ended June 30, 2003, the Company invested $25,006,000 in property, plant and equipment, approximately $13,143,000 of which was for the Lake Charles and Belterra resort development projects. Cash provided by operations was $17,508,000. Cash provided from the funding of the term loan portion of our credit facility was $125,000,000, which funds were immediately deposited into the completion reserve account established for the benefit of the Lake Charles, Belterra and other expansion projects. Finally, cash was used to fund the fees and other costs of our credit facility. As a result of the cash provided from operations being reduced by the investment in the Company’s properties and the payment of certain debt issuance costs, cash and cash equivalents declined $15,303,000 from the year-end balance.

For the year ended December 31, 2002, cash generated from operations was $39,030,000, compared to $39,517,000 for the year ended December 31, 2001. Operating results were substantially improved in 2002 versus 2001; however, due to significant cash tax refunds in 2001, cash flow from operations was consistent year over year. In 2002, the Company benefited from cash generated from stock option exercises of $4,067,000 and the collection of a $1,000,000 note receivable. During the year, the Company invested $48,596,000 in property, plant and equipment and repaid $3,649,000 of debt. Unrestricted cash and cash equivalents were also reduced due to the transfer of $29,803,000 of cash to restricted cash as noted above, most of which effectively advances for planned future construction. The cash invested in current and future construction exceeded the cash generated from operations, resulting in a decline in cash and cash equivalents of $38,901,000.

For the year ended December 31, 2001, cash generated from operations and the collection of notes receivable of $39,517,000 and $8,636,000, respectively, was less than the cash invested in additions to property, plant and equipment, debt reductions and stock repurchases of $52,264,000, $3,447,000 and $9,820,000, respectively. Therefore, cash and equivalents declined by $19,681,000 for the year.

As of June 30, 2003, the Company’s debt consists primarily of the term loan portion of its credit facility (described below) of $125,000,000 and the two issues of senior subordinated indebtedness: $350,000,000 principal amount of 9.25% senior subordinated notes due February 2007, and $125,000,000 principal amount of 9.50% senior subordinated notes due August 2007.

In May 2003, the Company executed a $240,000,000 amended and restated bank credit facility, comprised of a $115,000,000 reducing revolver and a $125,000,000 term loan. The $125,000,000 term loan was borrowed upon execution of the credit facility, with the proceeds of such facility held in a completion reserve account pending satisfaction of the conditions described below. The Company has an option to increase the credit facility to $250,000,000 prior to May 16, 2004. The revolver matures in May 2007 and the term loan matures in May 2008. These maturity dates can be accelerated under certain circumstances. The credit facility will be used to finance the construction and opening of the Lake Charles casino resort, the 300 guest-room tower expansion at Belterra Casino Resort and general corporate purposes.

The credit facility has, among other things, restrictive financial covenants and capital spending limits and is secured by substantially all the assets of the Company and its significant subsidiaries (other than the Argentine subsidiaries). The Company’s obligations under the credit facility are guaranteed by the Company’s significant subsidiaries (other than the Argentine subsidiaries). Interest on the credit facility is based on customary financial ratios and is subject to change. As of June 30, 2003, the term loan bore interest of 4.625% over LIBOR and the reducing revolver bore a facility fee for unborrowed amounts of 1.25%. The Company may also, at its option, borrow at the Prime Rate. The credit facility allows for interest rate swap agreements or other interest rate protection agreements. Presently, the Company does not use such financial instruments.

Availability under our credit facility is significantly limited until we deposit $40,000,000 of net cash proceeds from asset sales or equity capital raising efforts into a completion reserve account. In the event that we do not deposit $40,000,000 in cash proceeds into such account by June 30, 2004, the unfunded revolving credit commitment would be cancelled and our credit facility would mature on September 30, 2004. We expect the source of these cash proceeds to be the two pending sales of unimproved land adjacent to the Hollywood Park Race Track in Los Angeles County (aggregating $58.2 million). These land sales are subject to significant conditions, including the buyers’ abilities to obtain the necessary entitlements to develop the land as planned. The closing date of both land sales has previously been extended because of delays in obtaining such entitlements, and it now appears that the buyers will not be able to obtain the entitlements by the extended closing dates. Both buyers have requested the right to extend further the applicable closing date in order to obtain the necessary entitlements. The Company is considering the respective buyers’ requests. There can be no assurance that the parties will agree to the terms of an extension or that such sales will ultimately be completed.

Borrowing under the credit facility is also subject to other conditions customarily associated with construction loans, including conditions pertaining to the construction of the Lake Charles resort development. Among such conditions, we must be able to certify that the “In-Balance Requirement” (which requires that the sum of the undrawn portion of the revolving commitment, the balance in the completion reserve account, our excess cash, our projected free cash flow and certain other cash or projected cash amounts exceed the committed capital expenditure amount for Lake Charles, Belterra and certain other permitted capital projects) has been satisfied as of the last day of the relevant calendar month. In addition, prior to requesting any funds under the revolving loan commitment or accessing the proceeds of the term loan, we have agreed to provide an endorsement to the Administrative Agent’s ALTA policy of title insurance confirming termination of a “right of way” in favor of the U.S. Army Corps of Engineers in respect of the Lake Charles resort development. The Company anticipates meeting these remaining conditions, however, there can be no assurances that the Company will be able to do so.

Additionally, availability under our credit facility is significantly limited until we have demonstrated that we have, during the period following September 30, 2002, expended not less than $90,000,000 of our excess cash to finance the Lake Charles resort development and the Belterra tower expansion (and, subject to certain limitations, other enhancements to our properties) as well as transaction expenses associated with our credit facility.

The credit facility amends and restates the Company’s previous bank credit facility, which facility had remained unused since February 1999.

We intend to use the proceeds of this offering to purchase or redeem all of the Company’s $125,000,000 aggregate principal amount outstanding of 9.50% senior subordinated notes at a price of 102.375% of principal amount plus accrued and unpaid interest, which price includes an early tender premium, and to pay associated costs and expenses. See “Use of Proceeds.”

The Company also has a $2,600,000 stand-by letter of credit outstanding at June 30, 2003, which letter of credit is cash collateralized and for the benefit of the Company’s self-insured workers compensation program. Such facility will be increased to $4,059,000 prior to September 30, 2003.

The Company intends to continue to maintain its current properties in good condition and estimates that this will require maintenance and miscellaneous capital spending of approximately $20,000,000 to $25,000,000 per year. The Company is also building a 300 guest-room hotel tower expansion, conference and meeting facilities and a swimming pool area at its Belterra Casino Resort at an estimated cost of approximately $37,000,000, including capitalized interest. Finally, the Company has commenced construction of a major resort in Lake Charles, Louisiana, estimated to cost approximately $325,000,000, including capitalized interest and pre-opening costs, of which approximately $11,112,000 had been spent or incurred at June 30, 2003. The Company broke ground at the site in late August 2003 and expects to open this resort in the first quarter 2005.

The Company currently believes that, for at least the next 12 months, its existing cash resources and cash flows from operations will be sufficient to fund operations, maintain existing properties, make necessary debt service payments and fund construction of the tower at the Belterra Casino Resort. The Company further believes that the availability under the credit facility (assuming satisfaction of the applicable conditions to borrowing) and planned asset sales would be more than sufficient to fund the construction costs anticipated over the next 12 months for the Lake Charles resort.

In October 2002, the Company’s shelf registration with the Securities and Exchange Commission became effective. This permits the Company to issue up to $500,000,000 of debt, equity or other securities, of which $135,000,000 will be utilized in connection with this offering. There can be no assurance, however, that the Company will be able to issue any further securities on terms acceptable to the Company.

Other Supplemental Data

We define EBITDA as earnings before net interest expense, provision for income taxes, depreciation, amortization, loss on early extinguishment of debt and cumulative effect of a change in accounting principle. Management uses EBITDA as a relevant and useful measure to compare operating results among its properties and between accounting periods. The presentation of EBITDA has economic substance because it is used by management as a performance measure to analyze the performance of our business segments (See note 17 to the consolidated financial statements and note 8 to the condensed consolidated financial statements contained elsewhere in this prospectus supplement). EBITDA is specifically relevant in evaluating large, long-lived hotel casino projects, because EBITDA provides a perspective on the current effects of operating decisions separated from the substantial, non-operational depreciation charges and financing costs of such projects. Additionally, management believes some investors consider EBITDA to be a useful measure in determining a company’s ability to service or incur indebtedness and for estimating a company’s underlying cash flow from operations before capital costs, taxes and capital expenditures. EBITDA is not a measure of financial performance under the promulgations of the accounting profession, known as “generally accepted accounting principles” or “GAAP.” EBITDA has material limitations as an analytic tool compared to net income, because, among other things, it does not include depreciation or interest expense, and therefore does not reflect current or future capital expenditures, or the cost of capital. Management compensates for these limitations by using EBITDA as only one of several comparative tools, together with GAAP measurements, to assist in the evaluation of operating performance and to measure cash flow generated by ongoing operations. EBITDA is not calculated in the same manner by all companies and accordingly, may not be an appropriate measure of comparing performance amongst different companies. EBITDA should not be considered in isolation from, or as a substitute for, operating income (loss), net income (loss), cash flows from operations or cash flow data prepared in accordance with GAAP. Below is a reconciliation of operating income (loss), as presented in the “—Results of Operations” table above, to EBITDA. See notes (h) and (i) to the “Selected Consolidated Financial and Other Data” for a reconciliation from net income to EBITDA and for details regarding certain costs that are reflected in this table.

	Operating Income (Loss)	Depreciation and Amortization	EBITDA
	(in thousands)
For the twelve months ended December 31, 2002
Boomtown New Orleans	$20,470	$6,585	$27,055
Belterra Casino Resort	2,616	13,175	15,791
Boomtown Bossier City	5,568	7,395	12,963
Casino Magic Biloxi	10,570	7,520	18,090
Boomtown Reno	10,208	7,390	17,598
Casino Magic Argentina	1,456	486	1,942
Card Clubs	3,622	2,280	5,902
Corporate	(23,346)	98	(23,248)
Asset-write-offs and impairments	(2,753)	0	(2,753)

	$28,411	$44,929	$73,340

For the twelve months ended December 31, 2001
Boomtown New Orleans	$21,553	$6,012	$27,565
Belterra Casino Resort	(18,673)	12,898	(5,775)
Boomtown Bossier City	987	8,410	9,397
Casino Magic Biloxi	9,169	6,799	15,968
Boomtown Reno	11,350	7,834	19,184
Casino Magic Argentina	5,622	1,447	7,069
Card Clubs	2,855	3,767	6,622
Corporate	(18,124)	2,283	(15,841)
Asset-write-offs and impairments	(23,530)	0	(23,530)

	(8,791)	49,450	40,659
Sold properties	3,068	0	3,068

	$(5,723)	$49,450	$43,727

For the twelve months ended December 31, 2000
Boomtown New Orleans	$20,849	$5,843	$26,692
Belterra Casino Resort	(21,501)	2,294	(19,207)
Boomtown Bossier City	25,953	8,428	34,381
Casino Magic Biloxi	10,512	6,963	17,475
Boomtown Reno	11,722	7,683	19,405
Casino Magic Argentina	7,405	1,573	8,978
Card Clubs	2,504	3,937	6,441
Corporate	(26,864)	3,791	(23,073)

	30,580	40,512	71,092
Sold properties	141,324	5,590	146,914

	$171,904	$46,102	$218,006

	Operating Income (Loss)	Depreciation and Amortization	EBITDA
	(in thousands)
For the six months ended June 30, 2003
Boomtown New Orleans	$11,455	$3,316	$14,771
Belterra Casino Resort	2,913	6,747	9,660
Boomtown Bossier City	4,499	4,180	8,679
Casino Magic Biloxi	4,025	3,844	7,869
Boomtown Reno	3,189	3,540	6,729
Casino Magic Argentina	1,365	354	1,719
Card Clubs	1,817	1,270	3,087
Corporate	(9,624)	63	(9,561)

	$19,639	$23,314	$42,953

For the six months ended June 30, 2002
Boomtown New Orleans	$10,666	$3,210	$13,876
Belterra Casino Resort	(13)	6,550	6,537
Boomtown Bossier City	1,807	3,902	5,709
Casino Magic Biloxi	6,333	3,755	10,088
Boomtown Reno	4,353	3,619	7,972
Casino Magic Argentina	113	287	400
Card Clubs	1,861	1,085	2,946
Corporate	(13,677)	55	(13,622)

	$11,443	$22,463	$33,906

Factors Affecting Future Operating Results

Northern California Indian Gaming.    In March 2000, California voters passed Proposition 1A, a ballot initiative that allows Native American groups to conduct various gaming activities, including slot machines, house-banked card games and lotteries. As a result, additional Native American gaming casinos have opened, expanded, are under construction or are being planned. Each Native American group in California may operate up to 2,000 slot machines, and up to two gaming facilities may be operated on any one reservation. The number of machines each Native American group is allowed to operate is subject to change pursuant to negotiations which have been initiated between the Native American group and the State of California. Some Native American groups have established or are developing large-scale hotel and gaming facilities in California.

In June 2003, two new Native American casino developments opened in northern California that compete with the Reno casino market, including our Boomtown Reno property. Both of these casinos are significantly closer to primary feeder markets than is our Boomtown Reno property. Numerous other Native American groups are at various stages of planning new or expanded facilities in the northern California area. Since the casinos opened, revenues at Boomtown Reno have declined approximately 10%. This adverse impact on Boomtown Reno is expected to continue and could worsen in the future. Boomtown Reno contributed approximately 17.3% and 15.6% of our net revenues in the year ended December 31, 2002 and the six months ended June 30, 2003, respectively. See “Business—Competition”.

Although the Company has taken steps to reduce its cost structure at Boomtown Reno in anticipation of lower revenues and is evaluating what additional steps it should take in an effort to mitigate the negative impact from the new Native American casinos, there can be no assurance such efforts will be successful.

Legislation Regarding Dockside Gaming in Indiana.    Effective August 1, 2002, the Company converted its Belterra Casino Resort to dockside operation, which was the first date permitted by Indiana law enacted on July 1, 2002. Such legislation also enacted a new graduated tax structure for dockside, riverboats. In addition, such legislation set an admission fee of $3 per customer admitted to the dockside riverboat casino, replacing the per-person per-cruise fee previously required for cruising riverboat casinos.

Lake Charles.    In connection with the Lake Charles project, in August 2003, the Company entered into one lease with the Lake Charles Harbor and Terminal District (the “District”) for 227 acres of unimproved land upon which the project will be constructed. The lease calls for annual payments of $835,600, commencing upon opening of the resort complex, with a maximum annual increase thereafter of 5%. The lease has an initial term of 10 years, commencing on the opening of the resort casino, with six renewal options of 10 years each. In addition, the Company entered into a Cooperative Endeavor Agreement with the City of Lake Charles, Calcasieu Parish and the District requiring the Company to make infrastructure improvements, including, among other things, a road extension (construction of which began in July 2003) and utility improvements, and pay non-specific impact fees, which, collectively, are expected to approximate $11,400,000 ($1,200,000 of which was paid in April 2003). The Company also entered into an option to lease an additional 75 acres of unimproved land adjacent to the 227 acres. The lease option is for a one-year period and currently expires on August 15, 2004, with two remaining one-year renewal options, at a cost of $37,500 per option period. The terms of the lease, if the option is exercised, would be substantially similar to the terms of the lease for the 227 acres.

Belterra Casino Resort.     In February 2003, the Company broke ground on the $37,000,000 Belterra Casino Resort expansion project that will add 300 guest-rooms, meeting and conference space and other amenities. The project is expected to have limited construction disruption to existing operations and be completed in the spring of 2004.

Assets Held for Sale.    In 2002, we entered into an agreement to sell 37 acres out of the 97 acres of surplus land we own in Inglewood, California, for $22,200,000 in cash, before income taxes, to a regional homebuilder. In June 2003, the homebuilder paid us a non-refundable cash deposit of $250,000 towards the purchase price. Also in 2002, we entered into an agreement to sell the remaining 60 acres for $36,000,000 in cash, before income taxes, to a national retail development company. The close of both escrows were scheduled for the second half of

2003, subject to the buyers obtaining the necessary entitlements to develop the land. Both buyers have requested the right to extend the close of escrow in order to obtain the necessary entitlements. The Company is considering the respective buyer’s requests. There can be no assurance that the parties will agree to the terms of an extension or that such sales will ultimately be completed. The approximate book value of the 97 acres of real property as of June 30, 2003 and December 31, 2002 was $12,160,000.

Contingencies.    The Company assesses its exposures to loss contingencies including legal and income tax matters and provides for an exposure if it is judged to be probable and estimable. If the actual loss from a contingency differs from management’s estimate, operating results could be affected.

Critical Accounting Policies

The Consolidated Financial Statements were prepared in conformity with accounting principles generally accepted in the United States. Certain of the accounting policies require management to apply significant judgment in defining the estimates and assumptions for calculating financial estimates. These judgments are subject to an inherent degree of uncertainty. Management’s judgments are based on the Company’s historical experience, terms of various past and present agreements and contracts, industry trends, and information available from other sources, as appropriate. There can be no assurance that actual results will not differ from those estimates. Changes in these estimates could adversely impact the financial position or results of operations of the Company.

The Company has determined that the following accounting policies and related estimates are critical to the preparation of the Company’s consolidated financial statements:

Property, Plant and Equipment.    The Company has a significant investment in long-lived property, plant and equipment, which represents approximately 61% of the Company’s total assets. Judgments are made in determining the estimated useful lives of assets, the salvage values to be assigned to assets and if or when an asset has been impaired. The accuracy of these estimates affects the amount of depreciation expense recognized in the financial results and whether to record a gain or loss on disposition of an asset. The Company reviews the carrying value of its property, plant and equipment whenever events or circumstances indicate that the carrying value of an asset may not be recoverable from estimated future undiscounted cash flows expected to result from its use and eventual disposition.

Self-insurance Reserves.    The Company is self-insured up to certain limits for costs associated with general liability, workers’ compensation and employee medical coverage. Insurance claims and reserves include accruals of estimated settlements for claims. In estimating these accruals, the Company considers historical loss experience, makes judgments about the expected levels of cost per claim and relies on independent consultants.

Income Tax Assets and Liabilities.    The Company utilizes estimates related to cash flow projections for the application of Statement of Financial Accounting Standard No. 109 to the realization of deferred income tax assets. The estimates are based upon recent operating results and budgets for future operating results. The determination of deferred income tax liabilities includes management’s judgments of expected settlements of audits by various tax authorities and the realization of tax deductions and credits expected to be realized in the future.

Asset Disposition Reserves.    The Company had remaining asset disposition reserves of $3,225,000 at June 30, 2003 related to the sale of casino and race track assets in 1999 and 2000. The initial reserves were established for self-insured liabilities, tax matters and other pre-asset sale exposures. Management evaluates the reserve regularly based on estimates provided by independent consultants and historical experience.

Goodwill and Other Intangible Assets.    In January 2002, the Company adopted SFAS No. 142 “Goodwill and Other Intangible Assets” which requires an annual review of goodwill and other nonamortizing intangible assets for impairment (see Note 2 to the consolidated financial statements). The annual evaluation of goodwill and other nonamortizing intangible assets requires the use of estimates, including recent and future operating results, discount rates, risk premiums and terminal values, to determine the estimated fair values of the Company’s reporting units and gaming licenses.

BUSINESS

Our Company

We are a leading diversified, multi-jurisdictional owner and operator of gaming entertainment facilities. We own and operate five properties in the United States, located in southeastern Indiana; Reno, Nevada; Bossier City and New Orleans, Louisiana; and Biloxi, Mississippi. We are building a casino resort in Lake Charles, Louisiana. In addition, we own and operate two casinos in Argentina and receive lease income from two card clubs in southern California. All of our properties primarily cater to customers who live within driving distance of the properties.

We began as a gaming, sports and entertainment company engaged in the operation of thoroughbred and greyhound racing facilities. We are the successor to the Hollywood Park Turf Club, organized in 1938. We were incorporated in 1981 under the name Hollywood Park Realty Enterprises, Inc. In 1992, as part of a restructuring, we changed our name to Hollywood Park, Inc. In February 2000, we changed our name to Pinnacle Entertainment, Inc.

Our strategy is to grow profitability through the strategic development of new gaming properties in attractive gaming markets and a disciplined capital expenditure program at our existing locations.

We completed our first strategic gaming acquisition with our purchase of Boomtown, Inc. in June 1997. We own and operate dockside riverboat gaming operations in Harvey, Louisiana, which we refer to as “Boomtown New Orleans.” In October 1998, we completed our second strategic gaming acquisition with our purchase of Casino Magic Corp. We currently own and operate, through our Casino Magic Corp. subsidiary, dockside gaming operations in Biloxi, Mississippi, which we refer to as “Casino Magic Biloxi”; dockside riverboat gaming operations in Bossier City, Louisiana, which we refer to as “Boomtown Bossier City”; and two land-based casinos in Argentina, which we refer to as “Casino Magic Argentina.” We also conduct land-based gaming operations through PNK (Reno), LLC in Reno, Nevada, which we refer to as “Boomtown Reno.”

In October 2000, we opened the Belterra Casino Resort, a hotel and riverboat casino resort in Switzerland County, Indiana, and in February 2003, we commenced construction on a new $37 million, 300 guest-room hotel tower expansion.

In early September 2003, we commenced construction of our Lake Charles casino resort, which we believe will be larger, and offer more amenities, than any other resort in the southwest Louisiana/east Texas market, upon its expected completion in the first quarter of 2005.

We receive lease income from two card clubs in southern California—the Hollywood Park-Casino and Crystal Park Hotel and Casino. California law requires that every shareholder of a card club operator be licensed, which makes it impractical for a public company like ours to operate a card club. Since September 1999, the Hollywood Park-Casino has been leased from Churchill Downs California Company, and subleased to an unaffiliated third party operator. The Crystal Park Hotel and Casino, which we refer to as “Crystal Park Casino,” is owned by us and is leased to an affiliate of the card club operator that now leases and operates the Hollywood Park-Casino.

Our Properties

The following table summarizes certain features of each of our properties as of June 30, 2003:

						Six Months Ended June 30, 2003
Property	Type of Facility	Principal Markets	Slot Machines (approx.)	Table Games (approx.)	Hotel Rooms	EBITDA (in millions)(1)(2)		Operating Income (in millions)(2)
Operating Properties:
Boomtown New Orleans, LA	Dockside	Local	1,459	50	—	$14.8		$11.5

Belterra Casino Resort, IN	Dockside	Cincinnati, Ohio and Louisville, Kentucky	1,554	41	308	9.7	(3)	2.9	(3)

Boomtown Bossier City, LA	Dockside	Dallas/ Fort Worth	1,127	36	188	8.7		4.5

Casino Magic Biloxi, MS	Dockside	Alabama, North Florida, Georgia	1,215	30	378	7.9		4.0

Boomtown Reno, NV	Land-based	Northern California and Local	1,252	27	318	6.7		3.2

Casino Magic Argentina (4)	Land-based	Local and Regional Tourist	626	46	—	1.7		1.4

Operating Property Total			7,233	230	1,192
Properties Under Construction:
Lake Charles, LA	Dockside	Houston, San Antonio, Austin, Southwest Louisiana	1,500	60	700	n/a		n/a

Belterra hotel tower expansion	Dockside	Cincinnati, Ohio and Louisville, Kentucky	n/a	n/a	300	n/a		n/a
Card Clubs Leased:
Hollywood Park-Casino and Crystal Park (5)	Land-based	Local	—	121	238	$3.1		$1.8

(1)	See page S-42 for a definition of EBITDA and a reconciliation of EBITDA to Operating Income.
(2)	Data presents the EBITDA and Operating Income of the properties excluding corporate expenses of $9.6 million.
(3)	Reflects a $1.6 million retroactive gaming tax charge imposed by the Indiana state legislature.
(4)	Data presents the combined operations of the two casinos we operate in Argentina.
(5)	Data presents the combined operations of two card clubs in California that we lease to a third party operator.

Boomtown New Orleans.    Boomtown New Orleans is a locals-oriented dockside riverboat casino. The dockside riverboat features a casino containing approximately 1,459 slot machines and 50 table games and an approximately 88,000 square foot adjoining building with two restaurants, a delicatessen, a 350-seat nightclub, 21,000 square feet of meeting space, an amusement center and 1,729 parking spaces. The property opened in 1994 and is located on 54 acres in Harvey, Louisiana, approximately 10 miles from downtown New Orleans and across the Mississippi River in the West Bank suburban area.

In early 2002, we completed a $10 million renovation, which included adding 300 new slot machines, construction of a high-limit table games area and the renovation of various food and beverage outlets in the adjoining building. In December 2002, the property opened its poker area, adding 54 gaming positions, and in 2003 plans to add 60 additional slot machines.

We own the 54 acres in Harvey, Louisiana, the dockside riverboat casino and the adjoining building.

Belterra Casino Resort.    Belterra is a regional resort built around a dockside riverboat casino. It opened in October 2000 and is located on 315 acres of land along the Ohio River near Vevay, Indiana, approximately 50 miles southwest of downtown Cincinnati, Ohio, and 65 miles northeast of Louisville, Kentucky. The total population within 300 miles of Belterra is approximately 39 million people.

The resort features a riverboat casino with 38,000 square feet of casino space, approximately 1,554 slot machines and 41 table games. It also features a 15-story, 308 guest-room hotel with 11 suites, six restaurants, a retail-shopping pavilion, a 1,750 seat entertainment showroom, a spa and an 18-hole championship golf course designed by Tom Fazio. The resort provides 2,000 parking spaces, most of which are in a multi-level parking structure. In February 2003, we broke ground on a $37 million, 300 guest-room hotel expansion project (see “—Property Expansion and Renovation Plans” below), which is expected to be completed in the spring of 2004. We believe the new hotel tower expansion will enhance Belterra’s status as a regional resort and will leverage the property’s existing infrastructure, including the resort’s casino and other facilities.

Indiana law was revised to permit dockside gaming operations as of August 1, 2002, with a new graduated tax structure. Customers strongly prefer dockside operations due to the convenience of being able to enter and leave the casino at any time and the reduction of customer surges and the resultant lines at the facility’s restaurants, valet parking and other services that happen with cruising riverboat casinos.

Boomtown Bossier City.    Our Boomtown Bossier City property is a regional resort built around a dockside riverboat casino. The resort opened in October 1996 and is located on 23 acres of land in Bossier City, Louisiana, directly off, and highly visible from, Interstate 20. The Bossier City/Shreveport region offers the closest casinos to the Dallas/Fort Worth metropolitan area, which is a three-hour drive to the west along Interstate 20. The resort offers approximately 1,127 slot machines and 36 table games. The resort also includes a 188 guest-room hotel, with four master suites and 88 junior suites, four restaurants and 1,867 parking spaces.

In November 2002, we completed a $24 million renovation of the Boomtown Bossier City property. This renovation included re-branding the facility to the Boomtown name to enhance the property’s status as a regional resort, adding new restaurants and re-designing the hotel lobby and porte-cochere.

Our Boomtown Bossier City property is located adjacent to the Red River in Bossier City, Louisiana. We own the 23 acres of land, dockside riverboat casino, hotel, parking structure and other land-based facilities on the property. We lease approximately one acre of water bottoms from the state of Louisiana pursuant to a lease due to expire in September 2006.

Casino Magic Biloxi.    Casino Magic Biloxi is a regional resort that features a dockside riverboat casino and hotel tower. It opened in 1993 and is located on 16 acres in Biloxi, Mississippi, on the Mississippi Gulf Coast in the center of a cluster of three casinos known as “Casino Row.” In 1998, we opened a 378 guest-room hotel, including 86 suites, at the resort. The resort features a 48,920 square foot dockside riverboat casino containing approximately 1,215 slot machines and 30 table games. The facility also features four restaurants, 6,600 square feet of convention space, a health club and 1,315 parking spaces.

The property is smaller than some of the other area casinos, but offers superior quality guestrooms and facilities. Since the end of 2001, the property has enjoyed a four-diamond rating from AAA, the first hotel/casino in Mississippi to receive such a designation. In June 2003, Casino Magic Biloxi completed renovating its high-roller area and casino entrance, at a cost of approximately $1.2 million.

Of the 9.6 acres on which Casino Magic Biloxi is located, we own approximately 4.5 acres and lease approximately 5.1 acres. Our leases expire on June 2, 2008, and we have options to extend the term of each lease for 15 additional five-year periods. We also lease approximately 6.4 acres of submerged tidelands from the State of Mississippi. The tidelands are under a lease that expires on May 31, 2008. We own the dockside casino and all of the land-based facilities, including the hotel.

Boomtown Reno.    Boomtown Reno is a land-based casino hotel that has been operating for over 35 years and is located on a portion of our 569 acres 11 miles west of downtown Reno, Nevada, directly off Interstate 80, the primary east-west interstate highway serving northern California.

The property features 318 guest-rooms and a 45,000 square-foot casino containing approximately 1,252 slot machines and 27 table games. In 1999, we completed a $30 million expansion and renovation project at Boomtown Reno that added 196 guest-rooms, including 24 luxury suites, and 10,000 square feet of new convention space, as well as renovated major portions of the casino space and certain restaurants. The property features four restaurants, an 80-seat lounge, a 30,000 square foot amusement center and an indoor pool. In addition to the main casino/hotel, the property also includes a full-service truck stop with a satellite casino containing approximately 109 slot machines, a gas station/mini-mart, a 203-space recreational vehicle park and 1,548 parking spaces.

We own the 569 acres on which Boomtown Reno is located, with current operations of Boomtown Reno presently utilizing approximately 61 acres. We own all of the improvements and facilities at the property, including the casino, hotel, truck stop, recreational vehicle park and gas stations, along with the related water rights.

Casino Magic Argentina.    We operate two land-based casinos in the Patagonia region of Argentina. The larger of the two casinos is located in the city of Neuquen and contains approximately 519 slot machines and 34 table games and a 384-seat bingo facility. The smaller facility, located in San Martin de los Andes, has 12 table games and 107 slot machines. We do not own any real property at these sites, but do own approximately 20 acres of vacant land in the city of Neuquen, which is being held for future development.

The casinos opened in 1995 and are operated under a 12-year concession agreement with the Province of Neuquen that expires in December 2006. In July 2003, we modified our concession agreement with the Province of Neuquen, so that our concession agreement was extended through December 2016, provided that, among other things, our Argentine subsidiary builds as much of a planned new facility and related amenities as possible, utilizing the Argentine subsidiary’s cash and retained earnings through 2006. Also, we receive an additional five-year extension to 2021 if our Argentine subsidiary invests five million pesos (or US$1,773,000 based on June 30, 2003 dollar-to-peso exchange rates) in a three-star hotel facility with a minimum of 10 guest rooms.

Casino Magic Corp. leases slot machines to Casino Magic Neuquen S.A. and provides Casino Magic Neuquen S.A. management services and a non-exclusive license to use the tradename “Casino Magic” and associated trademarks. Each month, Casino Magic Neuquen S.A. pays to Casino Magic Corp. 5% of the value of the rented slot machines as determined by agreement (which amounted to $528,000 per year at the peso-to-dollar exchange rate on August 31, 2003). In addition, Casino Magic Neuquen S.A. must pay an aggregate of 5% of the total gross income from its casino operations (excluding amounts paid in respect of value added taxes) for the management services and the license of intellectual property rights. Casino Magic Neuquen S.A. is entitled, in its sole discretion, to return to Casino Magic Corp. up to 40 slot machines, in which case, the rent payable on the value of these slot machines ceases to accrue from the third month following the return of such equipment. These rental payments and fees are required to be made in U.S. dollars. For purposes of calculating the fees for the management services and the use of the license of intellectual property rights, Casino Magic Neuquen S.A.’s total gross income is translated into U.S. dollars at the closing price on each day of operation or the immediately following business day. However, Casino Magic Corp. has the option to require that these fees be calculated according to the rate of exchange of certain foreign debt securities or other securities and the peso.

California Card Club Leases.    We receive lease income from two card clubs in the area of Los Angeles, California: the Hollywood Park-Casino and the Crystal Park Casino. We have leased the Hollywood Park-Casino from Churchill Downs California Incorporated since September 1999 and sublease it to an unaffiliated third party operator. We own the furniture, fixtures, equipment and leasehold improvements within the Hollywood Park-Casino. We own the Crystal Park Casino and lease it to an affiliate of the card club operator that leases and operates the Hollywood Park-Casino. The third party operator is not believed to have substantial assets other than the two card clubs. The lease payments under the year-to-year leases are believed to be a substantial portion of the card clubs’ income.

The Hollywood Park-Casino opened in 1994. The facility contains approximately 30,000 square feet of card club gaming space with 107 gaming tables and 21,000 square feet of retail and restaurant space.

The Crystal Park Casino opened in October 1996. The Crystal Park Casino contains approximately 40,000 square feet of gaming and banquet space with 14 gaming tables. The adjoining hotel contains 238 rooms, including 36 suites.

Our Strategy and Competitive Strengths

Our strategy is to grow profitability through strategic development of new gaming properties in attractive gaming markets and a disciplined capital expenditure program at our existing locations.

Our competitive strengths are:

•	High Quality Properties in Attractive Locations

We own high quality casino properties in attractive locations. We are committed to maintaining the quality of our properties by offering the latest slot machines, presenting fresh entertainment offerings and renovating and improving our facilities whenever necessary. Most of our principal properties have either opened or been extensively refurbished within the past five years.

•	Geographically Diversified Portfolio

We own and operate five U.S. properties, each in a distinct market. Our regional diversification reduces our dependence on any one market, while providing us with an opportunity to build a diversified base of gaming customers. This diversification will be further enhanced upon the opening of our Lake Charles casino resort.

•	Significant Development Plans Underway

We believe our new Lake Charles resort development and the Belterra hotel tower expansion will contribute substantial revenues, cash flow and earnings.

•	Significant Opportunities to Further Develop Our Properties

Several of our properties occupy only a portion of their sites, allowing us ample opportunities to add casino capacity, guest-rooms and other facilities, as our markets grow and demand warrants.

•	Experienced Management Team

Our executive and property-level management teams, led by Daniel R. Lee and Wade W. Hundley have extensive industry experience and an established record of developing, acquiring, integrating and operating gaming facilities. Mr. Lee, formerly the Chief Financial Officer and Senior Vice President-Development of Mirage Resorts, became our Chief Executive Officer and Chairman of the Board on April 10, 2002. Mr. Hundley, formerly the Executive Vice President in the Office of the CEO of Harveys Casino Resorts, became our Executive Vice President and Chief Operating Officer in September 2001. Prior to his position at Harveys, Mr. Hundley was a principal at Colony Capital, which then owned Harveys. In addition, since the beginning of 2002 we have appointed John A. Godfrey as Senior Vice President and General Counsel and Stephen H. Capp as Executive Vice President and Chief Financial Officer. Mr. Godfrey has had extensive experience in gaming law having served as a name partner in two law firms since 1984 and senior positions in the Nevada Attorney General’s Office in its Gaming Division from 1980 to 1984. Mr. Capp was a Managing Director of Bear, Stearns & Co. Inc. from 1999 to January 2003.

Property Expansion and Renovation Plans

We believe opportunities for growth exist through several ongoing initiatives.

Lake Charles.    We have started to build an approximately $325 million (including capitalized interest and pre-opening costs) dockside riverboat casino resort in Lake Charles, Louisiana. As of June 30, 2003, approximately $11.1 million of this amount had been spent. We commenced construction in early September 2003 and anticipate completion of the project in the first quarter of 2005. Lake Charles is the closest significant gaming market to the Houston, Austin and San Antonio metropolitan areas. We expect that our resort will feature approximately 700 guest-rooms (including 65 suites), four villas, five restaurants, approximately 28,000 square feet of meeting space, a championship golf course designed by Tom Fazio, an expansive outdoor pool area, retail shops and a full-service spa. Unlike most other riverboat casinos, our Lake Charles casino will be entirely on one level and surrounded on three sides by the hotel facility, providing convenient access to at least 1,500 slot machines and 60 table games. We believe our Lake Charles property will be larger, and offer more amenities, than any other resort in the southwest Louisiana/east Texas market.

Issuance of the gaming license from the Louisiana Gaming Control Board is subject to continued compliance with certain conditions finalized with the Gaming Control Board in November 2001. See “Risk Factors—We could lose our right to pursue the Lake Charles project if we fail to meet the conditions imposed by the Louisiana Gaming Regulators.”

We have entered into a lease with the Lake Charles Harbor and Terminal District for 227 acres of unimproved land upon which the Lake Charles resort development will be constructed. In addition, we have entered into an option to lease an additional 75 acres of unimproved land adjacent to the 227 acres. Our resort site is along the south shore of the lake, directly off Interstate 210 and approximately the same distance from Texas as the two competing riverboat casinos. The south shore of Lake Charles has the advantage of not being an industrial area and the disadvantage of being along Interest 210 rather than Interstate 10. Interstate 10 is a major east-west interstate highway, looping from Texas to Florida around the Gulf of Mexico and, according to the Louisiana Department of Transportation, carried an estimated 44,000 cars per day through the Lake Charles area during 1998. Interstate 210 is an urban loop highway that connects with Interstate 10 both east and west of the south shore of Lake Charles. The lake lies between I-10 and I-210. Estimated traffic counts on Interstate 210 were approximately 30,000 cars per day during 2001.

The 227 acres we have leased and the additional 75 acres of unimproved land we have under option to lease allow us considerable flexibility to design attractive amenities into our project, including an 18-hole golf course. We also have enjoyed the advantage of designing the first riverboat casino to be built since the law was modified to permit dockside gaming. This allows us to build a casino that is more spacious, on a single level, and better integrated with restaurants and other amenities than most traditional riverboats that were designed for cruising operations.

Lake Charles Construction Contracts.    We have entered into a contract for construction services for a substantial portion of the construction of the Lake Charles project, excluding the vessel containing the casino, for a guaranteed maximum price. The guaranteed maximum price is $145,000,000 (subject to various contingent adjustments, exclusions and allowances).

The construction contract, as amended, provides that the contractor shall achieve substantial completion of its work not later than 18 months from the date of commencement of construction. Under the construction contract, the contractor is required to obtain a performance and payment bond in the amount of $145,000,000, covering its performance of the contract documents and the payment of all related obligations.

Although we have determined the overall scope and general design of the project, not all of the plans and specifications for the construction components that are the subject of the guaranteed maximum price contract have been finalized. Potential increases in the guaranteed maximum price, and extensions of the deadline for completion of construction, may be based on, among other circumstances: changes in the architect-prepared design documents or deficiencies in those design documents; changes requested or directed by us in the scope of the work to be performed under the construction contract; delays caused by us; deviations from the assumptions provided in the construction contract and natural disasters and other force majeure events.

If the contractor fails to achieve substantial completion of the work on or before sixty days from the required date of substantial completion (which date is subject to changes in certain circumstances), the contractor is required to pay us liquidated damages. There is a cap of $1.9 million on the total liquidated damages payable by the contractor for its failure to achieve substantial completion.

We have also entered into a vessel construction contract with a shipbuilder for construction services for the single level paddle wheel casino vessel portion of the Lake Charles resort, for a lump sum price of $40,250,000 (subject to certain exceptions). The vessel construction contract requires us to pay the builder an initial payment of fifteen percent of the total price, with interim payments thereafter.

The vessel construction contract provides that the builder shall complete the vessel on or before 487 days after the initial payment to the builder. Under the vessel construction contract, the builder is required to obtain a performance and payment bond covering its performance of the vessel construction contract and the payment of all obligations arising under the vessel construction contract.

Potential increases in the price, and/or extensions of the deadline for delivery of the vessel could occur because of, among other circumstances: changes in the design documents and specifications of the vessel; delays caused by us; changes required by the United States Coast Guard; and force majeure events.

If the contractor fails to complete all work on the vessel and deliver it on or before thirty days from the required delivery date (which date is subject to changes in certain circumstances), we may deduct from the delivery payment to the builder under the vessel construction contract liquidated damages. There is a $900,000 cap on the total liquidated damages that may be assessed against the builder for its failure to achieve completion and delivery of the vessel.

Belterra Casino Resort.    In February of 2003, we commenced construction on a $37 million Belterra hotel tower expansion that will add 300 guest-rooms, for a total of 608 rooms, and will also give the property approximately 33,000 square feet of meeting and conference space, a year-round swimming pool and other amenities. We believe the new hotel tower expansion will accommodate the excess demand that cannot be accommodated in the existing 308 guest-room tower, enhance Belterra’s status as a regional resort and leverage the property’s existing infrastructure, including its casino and other facilities. We expect to complete construction in the spring of 2004.

Competition

The competitive environment of each of our properties is described further below.

Boomtown New Orleans—New Orleans Market.    We operate the Boomtown New Orleans property in Harvey, Louisiana, across the Mississippi River and approximately 10 miles from downtown New Orleans. Boomtown New Orleans competes with two other dockside riverboat casinos and the Harrah’s Jazz land-based casino and entertainment facility in downtown New Orleans. The Harrah’s Jazz casino has more than 3,600 gaming positions compared with the dockside operators, which are statutorily limited to approximately half that size. For the twelve months ended June 30, 2003, according to the Louisiana Gaming Control Board, gaming revenues were $558.6 million in the New Orleans market, of which 49.6% was accounted for by Harrah’s Jazz and 19.4% by Boomtown New Orleans. Boomtown New Orleans is the only casino on the “West Bank” of the

Mississippi River and there are a limited number of bridges across the river, which we believe provides us with a competitive advantage amongst West Bank residents. Recently passed legislation permits the introduction of slot machines, subject to a local option referendum, at the Fair Grounds racetrack in New Orleans, which is approximately 20 miles from our Boomtown New Orleans property.

Belterra Casino Resort—Ohio River Valley Market.    Belterra competes with four other dockside riverboats. According to the Indiana Gaming Commission, gross gaming revenues for the twelve months ended June 30, 2003, from the five riverboats in this market grew 11.7% over the prior twelve months, to $1.04 billion. Belterra grew its gaming revenues by 21.5% during the same period. Current Indiana law does not permit any additional casinos to be built along the Ohio River, although there are no legal limitations as to the size of the riverboats operated by each licensee.

The principal cities in the region are Cincinnati, Ohio and Louisville, Kentucky, which are also along the Ohio River, just to the east and southwest of Indiana, respectively. One of our major competitors is in a county that abuts Ohio and is very close to Cincinnati. Our third competitor is in the county nearest Louisville. Our location, and the location of the fourth casino operator, is midway between the two cities.

The principal highway in the area is Interstate 71, which links Cincinnati to Louisville, passing principally through northern Kentucky. Most of our customers travel to us along Interstate 71, taking secondary roads the last few miles, crossing the Ohio River on a nearby bridge into Indiana.

The casinos in counties closest to the population centers are major facilities catering primarily to the local population who want to gamble and do not require an overnight stay and the associated amenities. Our property, which opened in October 2000, was designed to cater to both overnight and non-overnight clientele, offering 308 first-class guest-rooms, a large showroom and an 18-hole championship golf course designed by Tom Fazio. We have found that demand for our guest-rooms is very high, but our distance from the population centers has resulted in less non-overnight business than we anticipated. As a result, our guest-rooms operate at high occupancy, but our casino, our showroom and our restaurants operate at significantly lower volumes than similar offerings at competing facilities. Our planned guest-room hotel tower expansion at Belterra is designed to take advantage of the excess demand for overnight accommodations at the property and the excess capacity in its casino, restaurants and other amenities.

Boomtown Bossier City—Bossier City/Shreveport Market.    We operate our Boomtown Bossier City property in the Bossier City/Shreveport market. According to the Louisiana Gaming Control Board, gaming revenues in the Bossier City/Shreveport region were $819.1 million for the twelve months ended June 30, 2003, essentially flat compared to the prior twelve month period. Boomtown Bossier City grew its gaming revenue by approximately 9% for the same period. The market currently consists of five dockside riverboat casino hotels, including Boomtown, which is the smallest based on the number of guest-rooms. A racetrack located approximately eight miles east of Boomtown Bossier City recently added approximately 900 slot machines in mid-2003, with additional machines planned to be added in 2004. Current state regulations do not permit table games at this facility. Finally, a different competitor has announced a $50 million expansion, including guest-rooms, a restaurant and other amenities. Completion is expected in 2004. The principal market for casinos in the Bossier City/Shreveport area is the Dallas/Fort Worth metropolitan and east Texas area. The region also has a significant local population.

A Native American group is now proposing to open a casino at a site in northwestern Louisiana that would compete with our Bossier City property. It is possible that the Native American group or another competitor will eventually be able to open a gaming facility in a location superior to our properties in Lake Charles, Bossier City and elsewhere.

Casino Magic Biloxi—Gulf Coast Market.    We operate Casino Magic Biloxi in the Mississippi Gulf Coast market. According to the Mississippi Gaming Commission, the Gulf Coast market generated gaming revenues of

$1.17 billion for the twelve months ended June 30, 2003, a 1% increase over the prior twelve month period. Casino Magic grew its gaming revenue by approximately 4.3% in the same twelve month period. A competing casino located near the Casino Magic Biloxi property has announced a $79 million expansion project, including guest-rooms, a restaurant and other amenities. Completion is expected in late 2004 or early 2005. In addition, plans for two new facilities have been recently announced.

The principal markets for the Mississippi Gulf Coast region are the nearby cities of Mobile, Alabama; Pensacola and Tallahassee, Florida; the interior areas of the South, whose residents visit the Mississippi Gulf Coast to escape the summer heat; and the numerous other cities of central and northern Florida, for whom the Mississippi Gulf Coast also offers the closest casinos.

The nearby city of New Orleans is also a significant market for the Mississippi Gulf Coast, even though New Orleans has its own casinos. The State of Mississippi opted to legalize casinos in a fashion similar to Nevada and New Jersey, where tax rates are lower, but there is no limit as to the number of casinos. Such states therefore have a greater number of casinos, with most of such casinos offering more extensive accommodations and food, beverage, entertainment and other amenities than many of the casinos in jurisdictions where tax rates are high and the number of casinos is limited. Many New Orleans residents prefer to drive the short distance to Mississippi to enjoy the greater amenities offered along the Mississippi Gulf Coast as an alternative to the casinos available in New Orleans itself.

Boomtown Reno—Reno Market.    Reno’s gaming market is primarily a drive-in market that attracts visitors from northern California. In March 2000, California voters passed Proposition 1A, a ballot initiative that allows Native American groups to conduct various gaming activities, including slot machines, house-banked card games and lotteries. As a result, additional Native American gaming casinos have opened, expanded, are under construction or are being planned. Each Native American group in California may operate up to 2,000 slot machines, and up to two gaming facilities may be operated on any one reservation. The number of machines each tribe is allowed to operate is subject to change pursuant to negotiations which have been initiated between the tribes and the State of California. Some Native American groups have established large-scale hotel and gaming facilities in California. This includes the new $215 million casino along Interstate 80 near Sacramento, which opened on June 9, 2003 and is expected to be completed in stages, and the new approximately $150 million resort casino near Fresno, which opened in the middle of 2003. These casinos have placed and will continue to place additional competitive pressure on our Boomtown Reno property. The casino near Sacramento is approximately two hours driving distance closer to one of the primary feeder markets than is our Boomtown Reno property, and has approximately 2000 slot machines and 60 table games. The casino near Fresno is approximately three hours driving distance closer to one of the other primary feeder markets than is our Boomtown Reno property, and has approximately 1,800 slot machines and 40 table games. In the period from the opening of the casinos through June 30, 2003, revenues at Boomtown Reno have declined approximately 10%. Numerous other groups are at various stages of planning new or expanded facilities in the northern California area. There could be a further adverse impact on Boomtown Reno in the future as a result of these new casinos, and the growth of other Native American gaming facilities in northern California. Boomtown Reno contributed approximately 17.3% and 15.6% of our net revenues in the year ended December 31, 2002 and the six months ended June 30, 2003, respectively.

Casino Magic Argentina—Province of Neuquen Market.    Our current concession agreement with the Province of Neuquen provides for our exclusive operation of casinos within approximately 33 miles of our facilities. In the Province of Rio Negro, immediately adjacent to the Province of Neuquen, there is a casino approximately 10 miles from Casino Magic Argentina’s Neuquen operations. Such facility is smaller than Casino Magic Argentina’s Neuquen facility. The new owners of that casino have recently indicated they intend to expand and renovate such facility.

Hollywood Park/Crystal Park—California Market.    In California, we lease the Hollywood Park-Casino and the Crystal Park Casino (both of which are California card clubs) to a third party operator. The Hollywood Park-Casino and the Crystal Park Casino face significant competition from other card club casinos in neighboring cities, as well as competition from other forms of gaming around southern California, including horse racing and Native American gaming. Although we do not operate these card club casinos, the operator, who is our lessee, is affected by local market conditions. In 2001, we reduced the rent that the operator pays on the Crystal Park Casino.

Lake Charles Market.    The principal market for the Lake Charles area is the City of Houston, with a population of 4.5 million located approximately 143 miles or an approximate two-hour drive away. The local market in Lake Charles is comprised of the Lake Charles/Sulphur area with a population base of 72,000 people, and the Port Arthur and Beaumont areas with a combined population of 385,000 people. Houston is comparable in population to Dallas/Ft. Worth, but is located significantly closer to Lake Charles than Dallas/Ft. Worth is to Shreveport/Bossier (a two-hour vs. three-hour drive). We believe that the potential customer draw to the Lake Charles market is significantly larger than that of Shreveport/Bossier, even though the current gaming revenues of the Shreveport/Bossier market are believed to exceed those of Lake Charles. In addition, Lake Charles is the closest gaming alternative within reasonable driving distance for the Austin and San Antonio markets, each less than five hours away. These two cities have a combined population of two million people and are comparable in distance from Lake Charles as the highly populated areas of southern California are from Las Vegas.

The Lake Charles gaming market currently consists of four properties, including two dockside riverboat casinos (each operating two boats at each of their respective locations); a large land-based Native American casino; and a nearby racetrack that offers slot machines. According to the Louisiana Gaming Control Board, gaming revenue for the Lake Charles market was $442 million in 2002, an increase of 19% over the prior year. Such published results do not include the gaming revenues of the Native American casino, which results are generally not available. We believe this Native American property to be the largest casino operation in the market even though it is approximately 50 miles further from Houston than the other Lake Charles facilities.

Two competitors operate riverboat casinos built in an industrial area along Interstate 10 along the north shore of Lake Charles. Each of these competitors previously operated two cruising riverboats at their sites to provide extra capacity and to increase the likelihood that a riverboat would be available for boarding upon a customer’s arrival. In 2001 Louisiana law was amended to permit the riverboat casinos in Lake Charles to remain dockside. Although this alleviated the inconveniences of limited boarding and unboarding periods, the integration of riverboat casinos designed for cruising with the other land-based amenities is not as customer-friendly as most land-based casinos. Both operators of the existing Lake Charles riverboat complexes have currently opted to keep their second boats adjacent to their first boats. These two casino operations offer hotels, one with 493 guest-rooms and the other with 264 guest-rooms.

In 1995, a Native American group in conjunction with a major casino operator opened a land-based casino complex on its reservation approximately one hour east of Lake Charles. Although it is further from Texas than the Lake Charles riverboat facilities, the Native American casino offers more extensive amenities than its competitors in the market. Although revenue data of the Native American casino is not provided by the group or any other authority, we believe the casino garners approximately half of the market’s casino revenues. The Native American casino also has the competitive advantage of not having to pay significant gaming taxes to the State of Louisiana.

In February 2002, a major casino operator opened a slots-only casino in conjunction with a thoroughbred racetrack. This land-based facility is approximately 15 minutes closer to Texas than the existing riverboat casinos and approximately one hour closer than the Native American casino. The racetrack effectively pays significantly higher gaming taxes and fees (including payments to support horse racing associations) than the riverboat casino operators, reducing its economic incentive to offer marketing programs and on-site amenities to attract clientele. It also cannot offer table games under its enabling legislation.

In February 2002, the Governor of Louisiana signed a compact with a Native American group to allow for the potential development and operation of a land-based casino in the city of Vinton, Louisiana. The existing tribal lands of the Native American group are in central Louisiana, near the city of Alexandria. Vinton, however, is in southwest Louisiana and is 20 miles closer to Houston, Texas, the major market for casinos in Lake Charles, than our Lake Charles resort development. In March 2002, such compact was disapproved by the U.S. Department of the Interior. We cannot assure you that the Native American group will not seek to amend the compact, negotiate a revised compact with the State of Louisiana and seek to resubmit it to the Department of the Interior. In the event the Native American group is successful in obtaining the approval of the Department of the Interior for a new compact for their site in Vinton, Louisiana, we believe such facility could have a material adverse effect upon our Lake Charles resort development.

In addition, the same Native American group is now proposing, in lieu of opening a casino in Vinton, to open a casino at a site in northwestern Louisiana that would compete with our Bossier City property. It is possible that the Native American group or another competitor will eventually be able to open a gaming facility in a location superior to our properties in Lake Charles, Bossier City and elsewhere.

General.    While we believe that we have been able to adequately compete in these markets to date, increasing competition may adversely affect our gaming operations in the future. We believe that increased legalized gaming in other states, particularly in areas close to our existing gaming properties, such as in Alabama, Arkansas, California, Kentucky, Ohio or Texas, could create additional competition for us and could adversely affect our operations.

Operations and Other Assets Sold

Boomtown Biloxi.    We sold Boomtown Biloxi, a dockside gaming facility located in Biloxi, Mississippi, in August 2000. We granted the buyer a royalty-free license to use the “Boomtown” name and trademark for the Biloxi location only.

Casino Magic Bay St. Louis.    We sold Casino Magic Bay St. Louis, a dockside gaming facility with a hotel and golf course, located in Bay St. Louis, Mississippi, in August 2000. We granted the buyer a royalty-free license to use the “Casino Magic” name and trademark for its Bay St. Louis location only.

Turf Paradise Race Track.    We sold our Turf Paradise race track, located in Phoenix, Arizona, in June 2000.

Hollywood Park Race Track and Hollywood Park-Casino.    We sold the Hollywood Park Race Track, at which we conducted live thoroughbred racing meets, and the adjacent Hollywood Park-Casino, located in Inglewood, California, in September 1999. As part of the transaction, the Hollywood Park-Casino was then leased back to us.

Yakama.    In 1998, we loaned approximately $9.6 million to the Yakama Tribal Gaming Corporation to construct the Legends Casino in Yakima, Washington. The Yakama Tribal Gaming Corporation gave us a promissory note for the $9.6 million.

In June 2001, the Yakama Tribal Gaming Corporation prepaid the outstanding amounts under the promissory note (approximately $6.3 million at such time) and also paid us approximately $2.2 million to terminate certain related lease agreements. After deductions for receivables through June 30, 2001, and certain closing costs, our pre-tax gain from the transaction, recorded in the second quarter of 2001, was approximately $639,000. Upon prepayment of the promissory note and termination of the related lease agreements, we ceased to receive interest income and cash flow participation income under the sublease.

Properties

The following describes our principal real estate properties:

Continuing Properties

Pinnacle Entertainment, Inc.    We lease approximately 14,000 square feet for our corporate offices in Las Vegas, Nevada under a lease agreement that expires in October 2005, with renewal options through 2011.

Boomtown New Orleans.    We own approximately 54 acres in Harvey, Louisiana, which are utilized by Boomtown New Orleans. We own the facilities and associated improvements at the property, including the riverboat casino.

Casino Magic Biloxi.    Casino Magic Biloxi is located on approximately 10.6 acres, of which 5.5 acres we own and approximately 5.1 acres we lease. Our leases expire on June 2, 2008, and we have options to extend the terms of each lease for 15 additional five-year periods. We also lease approximately 6.4 acres of submerged tidelands from the State of Mississippi. The tidelands are under a lease that expires on May 31, 2008. We own the dockside casino and all of the land-based facilities, including the hotel.

Boomtown Reno.    We own 569 acres in Reno, Nevada, with current operations presently utilizing approximately 61 acres. We may eventually seek to sell such excess acreage to interested developers or investors. We own all of the improvements and facilities at the property, including the casino, hotel, truck stop, recreational vehicle park and service station, along with related water rights and sewage treatment plant.

During 2002, the property was annexed into the City of Reno, Nevada, which will allow the facility to be connected to the City of Reno’s municipal sewer system. Currently, development of the additional acreage is restricted by the existing sewage treatment plant. The City of Reno has contracted the design for the extension of the municipal sewer line to Boomtown. It is anticipated the sewer line will be completed in 2004, contingent upon city funding and various governmental approvals. Once Boomtown is connected to the municipal sewer system, it will cease to operate the existing sewage treatment plant that is on the Boomtown property. Development of the excess acres is contingent upon the submission (anticipated to be in November 2003) and approval of a Development Standards Handbook to the City of Reno. Once approved, we anticipate we will be granted zoning approval for commercial and residential housing on the acreage. We may seek to sell or develop such acreage.

Boomtown Bossier City.    We own 23 acres on the banks of the Red River in Bossier City, Louisiana. The property contains a dockside riverboat casino, hotel, parking structure and other land-based facilities, all of which we own. We also lease approximately one acre of water bottoms from the State of Louisiana pursuant to a lease due to expire in September 2006.

Belterra Casino Resort.    Belterra is located on approximately 315 acres in Switzerland County, Indiana, of which we own 167 acres and we lease 148 acres. In October 1999, we acquired the Ogle Haus Inn, a 54 guest-room hotel operation in nearby Vevay, Indiana, for $2.5 million. We utilized the facility principally for Belterra’s pre-opening operations. Currently, the Ogle Haus is used primarily for overflow capacity for Belterra during peak visitation periods.

Casino Magic Argentina.    We operate two casinos in west central Argentina, in the cities of Neuquen and San Martin de los Andes. Both are leased facilities. In 2001, we acquired approximately 20 acres in the city of Neuquen, which is being held for future development.

Hollywood Park-Casino.    Upon the sale of the Hollywood Park-Casino to Churchill Downs, we entered into a ten-year leaseback agreement with Churchill Downs, and immediately subleased the facility under a year-to-year lease to an unaffiliated third party tenant who operates the card club casino. The Hollywood Park-Casino contains approximately 30,000 square feet of card club gaming space and 30,000 square feet of retail and restaurant space.

Lake Charles, Louisiana.    We lease 227 acres of unimproved land from the Lake Charles Harbor and Terminal District upon which the Lake Charles resort development is being constructed. The lease calls for annual payments of $835,600, commencing upon opening of the resort complex, with a maximum annual increase thereafter of 5%. The lease has an initial term of ten years, commencing on the opening of the resort casino, with six renewal options of ten years each. In addition, we entered into a Cooperative Endeavor Agreement with the City of Lake Charles,

Calcasieu Parish and the District requiring us to make infrastructure improvements, including, among other things, a road extension and utility improvements, and pay non-specific impact fees, which, collectively, are expected to approximate $11.4 million. We have included such obligations in the $325 million project budget. In 2002, the we also entered into an option to lease an additional 75 acres of unimproved land adjacent to the 227 acres. The one year lease option currently expires on August 15, 2004, with two remaining one-year renewal options. The terms of the lease, if the option is exercised, would be substantially similar to the terms of the lease for the 227 acres.

Undeveloped Land in St. Louis, Missouri.    We own approximately 3.5 acres of undeveloped land in St. Louis, Missouri. The undeveloped land was acquired by a wholly-owned subsidiary of Casino Magic Corp. for the purpose of enabling Casino Magic Corp. to proceed with a riverboat gaming license in Missouri. We have no current plans to develop such property and will consider reasonable offers to sell such property.

Warehouse Leases.    We lease warehouse space at various locations close to our operating properties for various operating purposes.

Properties and Assets Held For Sale

Our assets held for sale at June 30, 2003 consist primarily of 97 acres of surplus land in Inglewood, California.

In 2002, we entered into an agreement to sell 37 acres out of the 97 acres for $22.2 million in cash, before income taxes, to a regional homebuilder. In June 2003, the homebuilder paid us a non-refundable cash deposit of $250,000 towards the purchase price. Also in 2002, we entered into an agreement to sell the other 60 acres for $36 million in cash, before income taxes, to a national retail development company. The close of both escrows were scheduled for the second half 2003, subject to the buyers obtaining the necessary entitlements to develop the land. Both buyers have requested the right to extend the close of escrow in order to obtain the necessary entitlements. The Company is considering the respective buyer’s requests. There can be no assurance that the parties will agree to the terms of an extension or that such sales will ultimately be completed. The approximate book value of the 97 acres of real property as of June 30, 2003 and December 31, 2002 was $12.2 million.

Employees

The following is a summary of our employees by property at June 30, 2003:

Property	Full-time Staff (approx.)
Boomtown New Orleans	923
Belterra	1,010
Boomtown Bossier City	1,024
Casino Magic Biloxi	946
Boomtown Reno	883
Casino Magic Argentina	260
Corporate	49

Total	5,095

We do not employ the staff at the Hollywood Park-Casino or the Crystal Park Casino. Additionally, during busier summer periods, each casino property supplements its staff with part-time employees.

We believe that we have excellent relationships with our employees. We do not presently have, nor do we expect to be subject to, any collective bargaining agreements.

Legal Proceedings

Astoria Entertainment Litigation.    In November 1998, Astoria Entertainment, Inc. filed a complaint in the United States District Court for the Eastern District of Louisiana. Astoria, an unsuccessful applicant for a license to operate a riverboat casino in Louisiana, attempted to assert a claim under the Racketeer Influenced and Corrupt Organizations Act (“RICO”), seeking damages allegedly resulting from its failure to obtain a license. Astoria named several companies and individuals as defendants, including Hollywood Park, Inc. (the predecessor to Pinnacle Entertainment), Louisiana Gaming Enterprises, Inc. (“LGE”), a wholly-owned subsidiary of Pinnacle Entertainment, and an employee of Boomtown, Inc. The Company believed the claims had no merit and, indeed, in February 1999 Astoria voluntarily dismissed its claims against Hollywood Park, LGE, and the Boomtown employee.

On March 1, 2001, Astoria amended its complaint, adding new claims and renaming Boomtown, Inc. and LGE as defendants. Astoria asserted that the defendants (i) conspired to corrupt the process for awarding licenses to operate riverboat casinos in Louisiana, (ii) succeeded in corrupting the process, (iii) violated federal and Louisiana antitrust laws, and (iv) violated the Louisiana Unfair Trade Practices Act. Astoria asserted that it would have obtained a license to operate a riverboat casino in Louisiana, but for these alleged improper acts. On August 21, 2001, the court dismissed Astoria’s federal claims with prejudice and its state claims without prejudice. Boomtown, Inc. and LGE appealed on the grounds that the state claims should have been dismissed with prejudice. While the appeal was pending, in May 2002, Astoria refiled its state claims in the Civil District Court for the Parish of Orleans, Louisiana. Boomtown, Inc. and LGE subsequently filed a Motion to Dismiss the refiled state law claims. On January 7, 2003, the Fifth Circuit Court of Appeals affirmed the federal district court’s decision dismissing without prejudice. A hearing in state court on the Motion to Dismiss Astoria’s refiled state law claims is scheduled to be heard on October 24, 2003. While the Company cannot predict the outcome of this litigation, management intends to defend it vigorously.

Poulos Lawsuit.    A class action lawsuit was filed on April 26, 1994, in the United States District Court, Middle District of Florida (the “Poulos Lawsuit”), naming as defendants 41 manufacturers, distributors and casino operators of video poker and electronic slot machines, including Casino Magic. The lawsuit alleges that the defendants have engaged in a course of fraudulent and misleading conduct intended to induce people to play such games based on false beliefs concerning the operation of the gaming machines and the extent to which there is an opportunity to win. The suit alleges violations of RICO, as well as claims of common law fraud, unjust enrichment and negligent misrepresentation, and seeks damages in excess of $6 billion. On May 10, 1994, a second class action lawsuit was filed in the United States District Court, Middle District of Florida (the “Ahern Lawsuit”), naming as defendants the same defendants who were named in the Poulos Lawsuit and adding as defendants the owners of certain casino operations in Puerto Rico and the Bahamas, who were not named as defendants in the Poulos Lawsuit. The claims in the Ahern Lawsuit are identical to the claims in the Poulos Lawsuit. Because of the similarity of parties and claims, the Poulos Lawsuit and Ahern Lawsuit were consolidated into one case file (the “Poulos/Ahern Lawsuit”) in the United States District Court, Middle District of Florida. On December 9, 1994 a motion by the defendants for change of venue was granted, transferring the case to the United States District Court for the District of Nevada, in Las Vegas. In an order dated April 17, 1996, the court granted motions to dismiss filed by Casino Magic and other defendants and dismissed the complaint without prejudice. The plaintiffs then filed an amended complaint on May 31, 1996 seeking damages against Casino Magic and other defendants in excess of $1 billion and punitive damages for violations of RICO and for state common law claims for fraud, unjust enrichment and negligent misrepresentation.

At a December 13, 1996 status conference, the Poulos/Ahern Lawsuit was consolidated with two other class action lawsuits (one on behalf of a smaller, more defined class of plaintiffs and one against additional defendants) involving allegations substantially identical to those in the Poulos/Ahern Lawsuit (collectively, the “Consolidated Lawsuits”) and all pending motions in the Consolidated Lawsuits were deemed withdrawn without prejudice. The plaintiffs in the Consolidated Lawsuits filed a consolidated amended complaint on February 14, 1997, which the defendants moved to dismiss. On December 19, 1997, the court granted the defendants’ motion to dismiss certain allegations in the RICO claim, but denied the motion as to the remainder of such claim; granted the defendants’ motion to strike certain parts of the consolidated amended complaint; denied the defendants’ remaining motions to dismiss and to stay or abstain; and permitted the plaintiffs to substitute one of the class representatives. On January 9, 1998, the plaintiffs filed a second consolidated amended complaint containing claims nearly identical to those in the previously dismissed complaints. The defendants answered, denying the substantive allegations of the second consolidated amended complaint. On June 21, 2002, the court denied plaintiffs’ motion for class certification. On July 11, 2002, the plaintiffs’ filed a petition for permission to appeal the court’s denial of the plaintiffs’ motion for class certification. On August 15, 2002, the United States Court of Appeals for the Ninth Circuit granted plaintiffs’ petition. On August 23, 2002, the plaintiffs filed their notice of appeal with the U.S. District Court for the District of Nevada. On or about April 30, 2003, the plaintiffs filed their opening brief on appeal. Defendants’ answering brief is due September 18, 2003.

The claims are not covered under the Company’s insurance policies. While the Company cannot predict the outcome of this action, management intends to defend it vigorously.

Casino Magic Biloxi Patron Incident.    On January 13, 2001, three Casino Magic Biloxi patrons sustained injuries as a result of an assault by another Casino Magic Biloxi patron, who then killed himself. Several other patrons sustained injuries while attempting to exit the casino. On August 1, 2001, two of the casino patrons injured during the January 13, 2001 incident filed a complaint in the Circuit Court of Harrison County, Mississippi, Second Judicial District. The complaint alleges that Biloxi Casino Corp. failed to exercise reasonable care to keep its patrons safe from foreseeable criminal acts of third persons and seeks unspecified compensatory and punitive damages. The plaintiffs filed an amended complaint on August 17, 2001. The amended complaint added an allegation that Biloxi Casino Corp. violated a Mississippi statute by serving alcoholic beverages to the perpetrator who was allegedly visibly intoxicated and that Biloxi Casino Corp.’s violation of the statute was the proximate cause of or contributing cause to plaintiffs’ injuries. On March 20, 2002, the third injured victim filed a complaint in the Circuit Court of Harrison County, Mississippi, Second Judicial District. The allegations in the complaint are substantially similar to those contained in the August 1, 2001 lawsuit. The trial for the August 1, 2001 lawsuit has been continued. The trial is now set for February 9, 2004. No trial date has been set for the subsequent suit. While the Company cannot predict the outcome of these actions, the Company, together with its applicable insurers, intends to defend them vigorously.

Wage and Hour Dispute.    A class action lawsuit was filed on March 11, 2003, in Los Angeles Superior Court, naming as defendants certain entities related to the Hollywood Park facility, including the Company. The lawsuit, filed by one plaintiff on behalf of himself and a purported class of non-exempt “Hollywood Park Casino Food and Beverage Department Employees,” alleges violations of wage and hour laws and tort claims to recover wages and punitive damages for work allegedly performed during meal periods without compensation. The class for this action has not yet been certified by the court and the Company is currently preparing to file its responsive pleading. While the Company cannot predict the outcome of this action, the Company intends to defend it vigorously.

Actions by Greek Authorities.    In 1995, a subsidiary of Casino Magic Corp., Casino Magic Europe B.V. (“CME”), performed management services for Porto Carras Casino, S.A. (“PCC”), a joint venture in which CME had a minority interest. Effective December 31, 1995, CME, with the approval of PCC, assigned its interests and obligations under the PCC management agreement to a Greek subsidiary, Casino Magic Hellas S.A. (“Hellas”). Hellas issued invoices to PCC for management fees that accrued during 1995, but had not been billed by CME.

In September 1996, local Greek tax authorities in Thessaloniki assessed a penalty of approximately $3.5 million against Hellas, and an equal amount against PCC, arising out of the presentation and payment of the invoices. The Thessaloniki tax authorities asserted that the Hellas invoices were fictitious, representing an effort to reduce the taxable income of PCC.

PCC and Hellas each appealed their respective assessments. The assessment of the fine against PCC was overturned by the Administrative Court of Thessaloniki on December 11, 2000. The court determined that the actions taken by Hellas and PCC were not fictitious but constituted a legitimate business transaction and accordingly overturned the assessment of the fine. Hellas’s appeal was dismissed for technical procedural failures and has not been reinstated. Greek counsel has advised the Company that the rationale of the court in the PCC fine matter would bar enforcement of a fine levied against Hellas.

During the first quarter of 2001, the Greek taxing authorities appealed the December 11, 2000 decision by the Administrative Court of Thessaloniki overturning the assessment of the fine against PCC. On March 31, 2003, the Administrative Court of Appeals affirmed the Administrative Court of Thessaloniki’s decision. It is unknown whether the taxing authorities will appeal such ruling.

Under Greek law, shareholders are not liable for the liabilities of a Greek company in which they hold shares, even if the entity is later liquidated or dissolved, and assessments such as the PCC and Hellas fines generally are treated as liabilities of the company. Additionally, all of PCC’s stock was sold to an unrelated company in December of 1996, and the buyer assumed all of PCC’s liabilities. Therefore, management does not expect that this matter will have a materially adverse effect on the financial condition or results of operations of the Company.

In June 2000, Greek authorities issued a warrant to appear at a September 29, 2000 criminal proceeding to Marlin Torguson (a member of the Company’s board of directors and Chairman of the Board of CME in 1995) and Robert Callaway (former Associate General Counsel for the Company and, prior to its acquisition by the Company, CME’s General Counsel). They were charged under Greek law, and convicted in absentia, as being culpable criminally for corporate misconduct based solely on the issuance of invoices by Hellas to PCC and on their status as alleged executive board members of PCC. The Company is advised that they are not, and have never been, managing (active) executive directors of PCC. Accordingly, the Company believes that they were improperly named in the proceedings. The defendants have a right of appeal for a de novo trial under Greek law.

On March 30, 2001, appeals on behalf of Messrs. Torguson and Callaway were filed. The hearing before the three-member Court of Misdemeanors of Thessaloniki was held on April 10, 2003. At the conclusion of the hearing, the court ruled in favor of Messrs. Torguson and Callaway and overturned their criminal convictions. At this time, it is unknown whether the government will appeal such ruling.

Shareholder Derivative Action.    On December 13, 2002, William T. Kelsey, an individual shareholder of the Company, filed a derivative lawsuit purportedly on behalf of the Company against the Company’s former Chairman R.D. Hubbard, former CEO and President Paul R. Alanis, current Chairman and CEO Daniel R. Lee, various other current and former directors of the Company, and named the Company as a nominal defendant. The lawsuit, brought in California Superior Court in Los Angeles County, alleges, among other things, breaches of fiduciary duty, negligence and mismanagement against all of the defendants and violations of the RICO Act by Mr. Hubbard in connection with the events surrounding a golf tournament held at the Company’s Belterra Casino Resort in June 2001. The complaint alleged that the Company was entitled to recover unspecified damages in excess of $10 million, plus exemplary, punitive and treble damages and that the shareholder plaintiff should recover fees and costs. The Company authorized a Special Committee of the Board of Directors, consisting of two independent directors, to perform an investigation and determine whether pursuit of the derivative lawsuit against the individual defendants was in the best interests of the Company and its shareholders.

On July 28, 2003, the Court approved an Agreement for Settlement of the derivative lawsuit which provides for, among other things (i) a payment to the Company by the D&O insurer for the Company and the individual defendants, (ii) payment of legal fees by the Company to counsel for the plaintiff, (iii) a payment by the Company to Mr. Kelsey and (iv) a separate agreement and Specific Mutual Release by and between the Company and R.D. Hubbard (the “Hubbard Settlement”). The Company anticipates the payment received from the D&O insurance carrier will offset the payments to the plaintiff, his counsel and related legal fees, as well as costs incurred by the Company. The Hubbard Settlement provides, among other things, that Mr. Hubbard will grant to the Company an Option to Purchase (the “Option”) all or a portion of his shares of the Company at any time during the two years following the settlement, with the option price set at $10 per share in Year One and $15 per share in Year Two. This Option belongs exclusively to the Company and is fully transferable and assignable by the Company. If the Company sells its Option, Mr. Hubbard will receive one-half of the net proceeds from such sale. In addition, Mr. Hubbard (i) granted the Company an assignable right of first refusal for three years following the settlement to purchase any stock he proposes to sell in excess of one hundred thousand shares during that three year period (either in a single transaction or a series of related transactions), (ii) under the terms of the settlement agreed not to sell more than a proscribed number of his shares in the Company each quarter without Company pre-approval for a period of three years, and (iii) agreed not to participate in a contest for control of the Company for the same three-year period. The Company will also pay or reimburse certain of Mr. Hubbard’s legal costs. Pursuant to the Hubbard Settlement, the Company understands that Mr. Hubbard is required to dispose of his Company shares by a specified date. That date remains confidential, and the Company does not have knowledge of it. The Agreement for Settlement and the Hubbard Settlement were each subject to any applicable regulatory approvals, which have now been obtained. The Company incurred and expensed litigation costs of $601,000 and $1,161,000 in the three and six-month periods ended June 30, 2003 in connection with this matter, and anticipates additional costs during the three months ended September 30, 2003. The Company anticipates that the payment by the D&O insurer to the Company will materially offset such expenses, including those anticipated during the three months ended September 30, 2003.

Alanis Suit.    On or about December 3, 2002, Paul Alanis filed a lawsuit against the Company, R.D. Hubbard and Daniel R. Lee, claiming, among other things, wrongful termination and defamation. He seeks unspecified compensatory and punitive damages. On February 11, 2003, the court granted the Company’s motion to send the matter to arbitration, with the exception of the defamation claims against Mr. Lee, and stayed the entire action pending such arbitration. The arbitration hearing is set to commence on January 12, 2004. The trial on the defamation claims has been set for March 22, 2004. The parties are currently in the discovery process for both matters. While the outcome of this action cannot be predicted, the Company and Mr. Lee intend to defend it vigorously.

New Hampshire Insurance Company Lawsuit.    On July 31, 2000, a collision occurred between the M/V Miss Belterra and the M/V Elizabeth Ann riverboats. On or about November 7, 2001, New Hampshire Insurance Company filed suit against the Company in the U.S. District Court, District of California alleging, among other things, that New Hampshire Insurance Company overpaid the Company in excess of $2 million dollars, on the Company’s business interruption claim arising out of the collision. The plaintiff sought restitution of the sums that it had allegedly overpaid the Company, a judicial declaration of the amount, if any, that it had overpaid the Company, and a judicial declaration of the rights and duties of the parties and costs of suit. On October 4, 2002, the Company filed an answer, counterclaim and request for jury trial claiming, among other things, that the plaintiff’s payments to the Company fell short of the plaintiff’s obligation by at least $1.75 million, that the plaintiff had breached its insurance contract, and that the plaintiff had acted in bad faith, and seeking a judicial determination of the respective rights and duties of the parties. The Company also requested attorneys’ fees, costs of suit and interest. However, in light of the likely cost of the litigation and the potential of an outcome adverse to the Company, the case was settled for a mutual dismissal of claims with prejudice and a waiver of costs. The court dismissed the action in its entirety on September 10, 2003.

Indiana State Tax Dispute.    The State of Indiana conducted a sales and use tax audit at our Belterra entity in 2001. In October 2002, the Company received a proposed assessment in the amount of $3,070,000 with respect to the Miss Belterra casino riverboat, including interest and a penalty. A protest was filed by the Company in December of 2002. On June 16, 2003, the Indiana Tax Court issued two favorable rulings for other taxpayers with claims similar to ours. While the court’s rulings and the similarity of the issues suggest that the Company would receive a similar result from that court, those rulings are currently being appealed by the state. The Company’s protest has been stayed pending the outcome of these appeals by the state. The Company intends to pursue this matter vigorously.

Other.    The Company is party to a number of other pending legal proceedings, though management does not expect that the outcome of such proceedings, either individually or in the aggregate, will have a material effect on the Company’s financial results.

MANAGEMENT

Our executive officers and directors, and their respective ages and positions as of July 31, 2003 are as follows:

Name	Age	Position
Daniel R. Lee (a)	46	Chairman of the Board of Directors and Chief Executive Officer
John V. Giovenco (c), (d)	66	Director
Bruce A. Leslie	52	Director
James L. Martineau (b), (d)	61	Director
Michael Ornest (c)	45	Director
Timothy J. Parrott (a)	55	Director
Bonnie Reiss (c), (d)	47	Director
Lynn P. Reitnouer (a), (b)	70	Director
Marlin F. Torguson	58	Director
Wade W. Hundley	37	Executive Vice President and Chief Operating Officer
Stephen H. Capp	41	Executive Vice President and Chief Financial Officer
John A. Godfrey	53	Senior Vice President, Secretary and General Counsel

(a)	Member of Executive Committee.
(b)	Member of Compensation Committee.
(c)	Member of Audit Committee.
(d)	Member of Nominating Committee.

Mr. Lee has been our Chairman of the Board of Directors and Chief Executive Officer since April 10, 2002; owner of LVMR, LLC (developer of casino hotels) from 2001 to 2002; Chief Financial Officer and Senior Vice President of HomeGrocer.Com, Inc. (internet grocery service) from 1999 until the sale of the company in 2000; Chief Financial Officer, Treasurer and Senior Vice President of Finance and Development of Mirage Resorts, Incorporated (major operator and developer of casino resorts) from 1992 to 1999; Director-Equity Research of CS First Boston From 1990 to 1992 and held various positions to Managing Director of Drexel Burham Lambert from 1980 to 1990.

Mr. Giovenco has been one of our Directors since February 2003; Director, Great Western Financial Corporation from 1983 to 1997; President and Chief Operating Officer, Sheraton Hotels Corporation 1993; Director; Hilton Hotels Corporation from 1980 to 1992; President and Chief Operating Officer, Hilton Gaming Corporation from 1985 to 1993; Chief Financial Officer, Hilton Gaming Corporation from 1974 to 1985; Chief Financial Officer, Hilton Gaming Corporation, 1972 to 1974; Partner, Harris, Kerr, Forster, Certified Public Accountants (predecessor firm to PKF International) from 1968 to 1971.

Mr. Leslie has been one of our Directors since October 29, 2002; Partner, Leslie & Campbell (law firm) since 2001; Partner, Bernhard & Leslie (law firm) from 1996 to 2001; Partner, Beckley, Singleton, Jemison & List (law firm) from 1986 to 1996; and Partner, Vargas & Bartlett (law firm) from 1979 to 1986.

Mr. Martineau has been one of our Directors since May 1999; President and Founder, Viracon, Inc. (flat glass fabricator) from 1970 to 1996; Executive Vice President, Apogee Enterprises, Inc. (a glass design and development corporation that acquired Viracon, Inc. in 1973) from 1996 to 1998; Director, Apogee Enterprises, Inc. since 1973; Director, Northstar Photonics (telecommunications business) from 1998 to 2002; Chairman, Genesis Portfolio Partners, LLC, (start-up company development) since August 1998; Director, Borgen Systems since 1994; and Trustee, Owatonna Foundation since 1973.

Mr. Ornest has been one of our Directors since October 1998; private investor since 1983; Director of the Ornest Family Partnership since 1983; Director of the Ornest Family Foundation since 1993; Director of the

Toronto Argonauts Football Club from 1988 to 1990; President of the St. Louis Arena and Vice President of the St. Louis Blues Hockey Club from 1983 to 1986; and Managing Director of the Vancouver Canadians Baseball Club, Pacific Coast League from 1979 to 1980.

Mr. Parrott has been one of our Directors since June 1997; Consultant to us from November 1998 to 2001; Chairman of the Board and Chief Executive Officer, On Stage Entertainment (entertainment production company) since October 2000, President, October 2000 to January 2002; Chairman of the Board and Chief Executive Officer, Boomtown, Inc. (gaming operations) from September 1992 to October 1998; President and Treasurer, Boomtown from June 1987 to September 1992; Director, Boomtown, Inc. from 1987 to October 1998; Chairman of the Board and Chief Executive Officer, Boomtown Hotel & Casino, Inc. since May 1988; Chief Executive Officer, Parrott Investment Company (a family-held investment company with agricultural interests in California) since April 1995; and Director, The Chronicle Publishing Company since April 1995.

Ms. Reiss has been one of our Directors since December 2002; Chief Executive Officer, Arnold Schwarzeneger’s Inner-City Games Foundation (non-profit organization offering after-school programs) since 1998; Keynote Speaker since 1994; Director of Arnold Schwarzenegger’s Inner-City Games Foundation since 1994; Director and Founder, Arnold’s All-Stars (a Los Angeles non-profit organization offering after-school programs) since September 2001; and Founder, Earth Communications Office (ECO) (non-profit organization promoting environmental awareness in entertainment industry) in 1988.

Mr. Reitnouer has been one of our Directors since 1991; Director, Hollywood Park Operating Company from September 1991 to January 1992; Partner, Crowell Weedon & Co. (stock brokerage) since 1969; Director and Chairman of the Board, COHR, Inc. from 1986 to 1999; Director and Chairman of the Board, Forest Lawn Memorial Parks Association since 1975; and Trustee, University of California Santa Barbara Foundation (and former Chairman) since 1992.

Mr. Torguson has been one of our Directors since October 1998; a consultant to us from October 1998 to October 2001; Chairman of the Board, Casino Magic Corp. (gaming operations) from 1994 to April 2002; President and Chief Executive Officer, Casino Magic Corp. from April 1992 through November 1994; Chief Financial Officer and Treasurer, Casino Magic Corp. from April 1992 to February 1993; 50% owner and a Vice President, G.M.T. Management Co. (casino management and operations) from December 1983 to December 1994; and private investor.

Mr. Hundley has served as our Executive Vice President and Chief Operating Officer since September 2001; Executive Vice President in the Office of the CEO of Harveys Casino Resorts (gaming operations) from December 2000 through July 2001; and Principal, Colony Capital (private equity investment), June 1993 through November 2000.

Mr. Capp has served as our Executive Vice President and Chief Financial Officer since January 2003; Managing Director, Bear, Stearns & Co. Inc. from 1999 to January 2003; Group Head, BancAmerica Securities’ Latin America debt distribution business from 1997 to 1999; and Managing Director, BancAmerica Securities from 1992 to 1997; Vice President, Security Pacific Merchant Bank from 1989 to 1992.

Mr. Godfrey has served as our Senior Vice President, Secretary and General Counsel since August 2002; Partner, Schreck Brignone Godfrey (law firm) from January 1997 to August 2002; Partner, Schreck, Jones, Bernhard, Woloson & Godfrey (law firm) from June 1984 to December 1996; Chief Deputy Attorney General, Nevada Attorney General’s Office, Gaming Division from 1983 to 1984; Deputy Attorney General, Nevada Attorney General’s Office, Gaming Division from 1980 to 1983; Deputy State Industrial Attorney for the State of Nevada from 1977 to 1980; Trustee, International Association of Gaming Attorneys (and former President) since October 2000; and Member, Executive Committee of the Nevada State Bar’s Gaming Law Section since June 2002.

Executive Compensation

The following table summarizes the annual and long-term compensation of, and options to purchase Pinnacle Common Stock (“Pinnacle Stock Options”) granted to, the Company’s current Chief Executive Officer during the fiscal year ended December 31, 2002, the Company’s former Chief Executive Officer during the 2002 fiscal year and the six additional most highly compensated executive officers whose annual salaries and bonuses exceeded $100,000 in total during the 2002 fiscal year (collectively, the “Named Officers”). None of the Named Officers held stock appreciation rights during the years reported in the table.

Summary Compensation Table

Name & Principal Position	Year	Annual Compensation (a)					Long Term Compensation Awards		All Other Compensation ($) (b)
		Salary ($)			Bonus		Securities Underlying Options (#)
Daniel R. Lee Chairman of the Board of Directors and Chief Executive Officer	2002		$435,616	(c)		$266,667	865,801			$2,483

Wade W. Hundley Executive Vice President and Chief Operating Officer	2002 2001	$ $	400,000 133,333	(d)	$ $	275,000 85,000	200,000 200,000		$ $	2,553 162

John A. Godfrey Senior Vice President, Secretary and General Counsel	2002		$120,000	(e)		$60,000	250,000			$414

R. D. Hubbard Former Chairman of the Board (through April 10, 2002) and Director (through April 29, 2003)	2002 2001 2000	$ $ $	136,986 500,000 500,000	(f)	$ $ $	0 0 500,000	40,000 0 0		$ $ $	0 6,317 7,486

Paul R. Alanis Former Chief Executive Officer, President and Director (through April 10, 2002)	2002 2001 2000	$ $ $	164,384 600,000 600,000	(g)	$ $ $	0 100,000 300,000	40,000 0 0		$ $ $	63,761 4,860 4,695	(h)

G. Michael Finnigan Former President and Chief Executive Officer of Realty Investment Group, Inc. (through December 31, 2002)	2002 2001 2000	$ $ $	400,000 400,000 400,000		$ $ $	0 0 400,000	25,000 0 0		$ $ $	81,131 4,500 4,616	(i)

Bruce C. Hinckley Former Senior Vice President, Chief Financial Officer and Treasurer (through January 11, 2003)	2002 2001 2000	$ $ $	265,768 250,000 250,000		$ $	50,000 0 50,000	40,000 10,000 0	(j)	$ $ $	5,641 4,249 4,121

Loren S. Ostrow Former Senior Vice President, Secretary and General Counsel (through August 31, 2002)	2002 2001 2000	$ $ $	200,000 300,000 300,000		$ $	35,000 0 50,000	110,000 0 0	(k)	$ $ $	345,099 1,180 3,334	(l)

(a)	During the fiscal years shown, no Named Officer received perquisite compensation having an aggregate value equal to or in excess of $50,000 or 10% of such Named Officer’s salary and bonus for the applicable fiscal year.

(b)	For Fiscal 2002 includes 401(k) matching contribution and term life insurance premium payments of: Mr. Lee—$1,875 and $608; Mr. Hundley—$2,067 and $486; Mr. Godfrey—$0 and $414; Mr. Hubbard—$0 and $0; Mr. Alanis—$0 and $0; Mr. Finnigan—$4,250 and $1,242; Mr. Hinckley—$3,319 and $2,322; and Mr. Ostrow—$0 and $1,242.
For	Fiscal 2001 includes 401(k) matching contribution and term life insurance premium payments of: Mr. Hundley—$0 and $162; Mr. Hubbard—$3,134 and $3,183; Mr. Alanis—$3,825 and $1,035; Mr. Finnigan—$3,825 and $675; Mr. Hinckley—$3,776 and $473; and Mr. Ostrow—$734 and $446.
For	Fiscal 2000 includes 401(k) matching contribution and term life insurance premium payments of: Mr. Hubbard—$3,371 and $4,115; Mr. Alanis—$3,626 and $1,069; Mr. Finnigan—$3,755 and $861; Mr. Hinckley—$3,531 and $590; and Mr. Ostrow—$2,822 and $512.
(c)	Mr. Lee was employed by the Company as of April 10, 2002. Reflects proportionate share of his annual salary of $600,000.
(d)	Mr. Hundley was employed by the Company as of September 1, 2001. Reflects the proportionate share of his annual salary of $400,000.
(e)	Mr. Godfrey was employed by the Company as of August 28, 2002. Reflects proportionate share of his annual salary of $360,000.
(f)	Mr. Hubbard’s employment with the Company was terminated on April 10, 2002. Reflects proportionate share of his annual salary of $500,000.
(g)	Mr. Alanis’ employment with the Company was terminated on April 10, 2002. Reflects proportionate share of his annual salary of $600,000.
(h)	In addition to the 401(k) matching contribution and term life insurance noted in (b) above, amount includes the cash-out of accumulated vacation time.
(i)	In addition to the 401(k) matching contribution and term life insurance noted in (b) above, amount includes: (x) the cash out of accumulated vacation time in the amount of $61,539 (paid in 2003), (y) tax preparation services in the amount of $1,500 and (z) a car allowance in the amount of $12,600.
(j)	Mr. Hinckley was granted 40,000 options during the fiscal year ended December 31, 2002. Pursuant to his separation agreement, 27,333 of such options were forfeited on April 15, 2003. As a result, Mr. Hinckley only retained 12,667 of the options he was granted during the fiscal year ended December 31, 2002, all of which are vested.
(k)	Mr. Ostrow was granted 110,000 options during the fiscal year ended December 31, 2002. Pursuant to his separation agreement, 86,667 of such options were forfeited on August 30, 2002. As a result, Mr. Ostrow only retained 23,333 of the options he was granted during the fiscal year ended December 31, 2002, all of which are vested.
(l)	In addition to the 401(k) matching contribution and term life insurance noted in (b) above, amount includes: (x) the cash out of accumulated vacation time in the amount of $43,857 and (y) $300,000 to be paid to Mr. Ostrow pursuant to his separation agreement, $100,000 of which had been paid to Mr. Ostrow as of December 31, 2002.

Executive Deferred Compensation Plan

The Company has adopted the Executive Deferred Compensation Plan (“Executive Plan”), which allows certain highly compensated employees of the Company and its subsidiaries (each an “Employer”) to defer, on a pre-tax basis, a portion of their base annual salaries, bonuses and cash payments received upon a change in control (as defined in the Executive Plan) in consideration of the cancellation of stock options held by such persons (“Option Cancellation Payment”). The Executive Plan is administered by the Compensation Committee of the Board of Directors and participation in the Executive Plan is limited to employees who are (i) determined by an Employer to be includable within a select group of management or highly compensated employees, (ii) specifically selected by an Employer and (iii) approved by the Compensation Committee. A participating employee may elect to defer up to 75% of his or her base annual salary, up to 100% of his or her bonus per year and up to 100% of his or her Option Cancellation Payment. Any such deferred compensation is credited to a deferral contribution account. A participating employee is at all times fully vested in his or her deferred contributions, as well as any appreciation or depreciation attributable thereto. The Company does not make contributions to the Executive Plan for the benefit of such employees.

For purposes of determining the rate of return credited to a deferral contribution account, each participating employee must select from a list of hypothetical investment funds among which deferred contributions shall be allocated. Although a participating employee’s deferred compensation will not be invested directly in the selected hypothetical investment funds, his or her deferral compensation account shall be adjusted according to the performance of such funds. Although the fund investment alternatives under the Executive Plan are different from those under the Company’s 401(k) plan, the Company does not believe the participants in the Executive Plan are entitled to a preferential return on amounts deferred in relation to the return available to employees generally under the 401(k) plan. The payment of benefits under the Executive Plan is an unsecured obligation of the Company. The Company is not obligated to acquire or hold any investment fund assets.

Participating employees may elect in advance to receive their deferral contribution account balances upon retirement in a lump sum within 30 days of a year-end or in annual payments over five, ten or fifteen years (except that, if an employee’s account balance is less than $50,000, such balance will be paid as a lump sum). A participating employee may make an advance election to defer retirement distributions until age 75. In the event a participating employee dies or suffers a disability (as defined in the Executive Plan) during employment, such employee’s account balance shall be paid (i) in one lump sum if the account balance is less than $50,000, or (ii) if the account balance is $50,000 or more, in five annual installments unless the employee has elected, in advance and with the Compensation Committee’s approval, to receive a lump sum distribution. In the event of a voluntary or involuntary termination of employment for any reason other than retirement, disability or death, a participating employee shall receive his or her account balance (i) in one lump sum if the account balance is less than $50,000, or (ii) if the account balance is $50,000 or more, in five annual installments unless the employee has elected, in advance and with the Compensation Committee’s approval, to receive a lump sum distribution; provided, however, that if such termination, retirement, disability or death occurs within 18 months of a change in control (as defined in the Executive Plan), then the employee’s deferral contribution account balance shall be paid in the form of one lump sum payment not later than 30 days after the termination, retirement, disability or death.

A participating employee may make an advance election to receive interim distributions from a deferral compensation account prior to retirement, but not earlier than three years after the election is made. Such interim distributions are distributed as lump sum payments. In the event of a financial emergency (such as a sudden illness or accident, a loss of property due to casualty or other extraordinary and unforeseeable events beyond the employee’s control), a participating employee may petition the Compensation Committee to suspend deferrals and/or to request withdrawal of a portion of the account to satisfy the emergency. A participating employee may request to receive all of his or her account balance, without regard to whether benefits are due or the occurrence of a financial emergency; any distribution made pursuant to such a request shall be subject to forfeiture of 10% of the total account balance and temporary suspension of the employee’s participation in the Executive Plan.

An Employer may terminate, amend or modify the Executive Plan with respect to its participating employees at any time, except that (i) no termination, amendment or modification may decrease or restrict the value of a participating employee’s account balance and (ii) no amendment or modification shall be made after a change in control which adversely affects the vesting, calculation or payment of benefits or any other rights or protections of any participating employee. Upon termination of the Executive Plan, all amounts credited to participating employees’ accounts shall be distributed in lump sums.

Stock Option Plans

In 1993, 1996, 2001 and 2002, the stockholders of the Company adopted stock option plans (“Stock Option Plans”), which provided for the issuance of up to 625,000, 900,000, 900,000 and 1,000,000 shares of Pinnacle Common Stock upon exercise of Pinnacle Stock Options, respectively, and in 2003 shareholders approved an increase of 1,000,000 shares to the 2002 stock option plan. Except for the provisions governing the number of shares issuable under the Stock Option Plans, the provisions of the Stock Option Plans are similar. The most important differences between the Stock Options Plans are (i) the 1993 and 1996 Stock Option Plans, but not the

2001 and 2002 Stock Option Plans, permit the granting of stock appreciation rights coupled with the grants of Pinnacle Stock Options, (ii) under the 2001 and 2002 Stock Option Plans, but not the 1993 and 1996 Stock Option Plans, an optionee whose employment is terminated for “cause” cannot exercise any Pinnacle Stock Options, even if they are vested (unless, with respect to the 2002 Stock Option Plan, but not with respect to the 2001 Stock Option Plan, otherwise determined by the Committee or set forth in an individual option agreement or otherwise), (iii) the 2001 and 2002 Stock Option Plans permit more forms of payment of the option exercise price than the 1996 Stock Option Plan, which in turn permits more forms of payment of the option exercise price than the 1993 Stock Option Plan, and (iv) a number of technical changes have been made in the later Stock Option Plans, many of which reflect changes in tax and securities laws.

The Stock Option Plans are administered and terms of option grants are established by the Compensation Committee of the Board of Directors. Under the Stock Option Plans, Pinnacle Stock Options alone or (under the 1993 and 1996 Stock Option Plans) coupled with stock appreciation rights may be granted to selected employees, directors, consultants and advisors of the Company. Pinnacle stock options granted under the 1993, 1996 and 2001 Stock Option Plans become exercisable according to a vesting period as determined by the Compensation Committee and, unless otherwise determined by the Compensation Committee, vested and exercisable options expire on the earlier of one month after termination of employment (three months in the case of an incentive stock option) of the optionee, six months after the death or permanent disability (one year in the case of an incentive stock option) of the optionee, or the expiration of the fixed option term set by the Compensation Committee at the grant date (not to exceed ten years from the grant date, or five years from the grant date in the case of an incentive stock option granted to a holder of more than ten percent of the outstanding Pinnacle Common Stock). Pinnacle stock options granted under the 2002 Stock Option Plan become exercisable according to a vesting period as determined by the Compensation Committee and, unless otherwise determined by the Compensation Committee in an individual option agreement or otherwise, vested and exercisable options expire on the earlier of 90 days after the termination of employment of the optionee, 12 months after the death or permanent disability of the optionee or the expiration of the fixed option term set by the Compensation Committee at the grant date (not to exceed ten years from the grant date, or five years from the grant date in the case of an incentive stock option granted to a holder of more than ten percent of the outstanding Pinnacle Common Stock).

The exercise prices of all Pinnacle Stock Options granted under the Stock Option Plans are determined by the Compensation Committee on the grant date, except that the exercise price of an incentive stock option may not be less than the fair market value of Pinnacle Common Stock at the date of the grant (or not less than 110% of the fair market value of Pinnacle Common Stock at the date of the grant of an incentive stock option granted to a holder of more than ten percent of the outstanding shares of Pinnacle Common Stock).

Under the Stock Option Plans, as of June 30, 2003, there were 2,630,134 shares subject to outstanding Pinnacle Stock Options. Of these, 678,000 are held by former officers, directors and employees of the Company or companies acquired by the Company and 1,952,134 are held by current officers, directors and employees. As of June 30, 2003, there were 1,197,466 Pinnacle Stock Options remaining available for grant under Pinnacle’s various Stock Option Plans.

In addition, as of June 30, 2003, there were 169,025 shares subject to outstanding options under the pre-merger Boomtown, Inc. and Casino Magic Corp. stock option plans. No additional options can be granted under the Boomtown or Casino Magic plans. Finally, as of June 30, 2003, there were 1,082,040 shares subject to outstanding non-plan options granted to current and former officers.

No stock appreciation rights have been issued.

Option Grants in Last Fiscal Year

The following table summarizes the option grants to Named Officers during the year ended December 31, 2002. No stock appreciation rights were granted to Named Officers during the year ended December 31, 2002. All options granted during 2002 were at the closing market price of Pinnacle Common Stock on the day of grant.

Name	Number of Securities Underlying Options Granted (#)	Percent of Total Options Granted to Employees In The Fiscal Year	Exercise or Base Price ($/Sh)	Expiration Date	Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term
					5% ($)	10% ($)
Daniel Lee (a)	865,801	35.14%	$8.45	4/10/2012	$4,601,005	$11,659,849
Wade Hundley (b)	75,000	3.04%	$5.95	1/29/2012	$280,644	$711,208
Wade Hundley (c)	125,000	5.07%	$9.62	6/18/2012	$756,246	$1,916,475
John A. Godfrey (c)	250,000	10.15%	$7.02	8/13/2012	$1,103,710	$2,797,018
R. D. Hubbard	40,000	1.62%	$5.95	5/29/2010	$113,634	$272,174
Paul Alanis (d)	40,000	1.62%	$5.95	5/10/2002	$0	$0
G. Michael Finnigan (b)	25,000	1.01%	$5.95	1/29/2012	$93,548	$237,069
Bruce C. Hinckley (e)	10,000	0.41%	$5.95	1/29/2012	$37,419	$94,828
Bruce C. Hinckley (f)	30,000	1.22%	$9.62	6/18/2012	$181,499	$459,954
Loren Ostrow (g)	10,000	0.41%	$5.95	8/31/2005	$12,823	$27,614
Loren Ostrow (h)	100,000	4.06%	$9.62	8/31/2005	$151,635	$318,422

(a)	The options granted to Mr. Lee vest in four equal installments beginning on April 10, 2003.
(b)	The options granted to Messrs. Hundley and Finnigan vest in three equal annual installments beginning January 29, 2003.
(c)	The options granted to Messrs. Hundley and Godfrey vest in five equal annual installments beginning on June 18, 2003 and August 13, 2003, respectively.
(d)	Mr. Alanis’ options were forfeited in 2002.
(e)	As a result of Mr. Hinckley’s separation agreement, 6,667 options granted were immediately vested and the remainder forfeited upon termination of his employment.
(f)	As a result of Mr. Hinckley’s separation agreement, 6,000 options granted were immediately vested and the remainder forfeited upon termination of his employment.
(g)	As a result of Mr. Ostrow’s separation agreement, 3,333 options granted were immediately vested and the remainder forfeited upon termination of his employment.
(h)	As a result of Mr. Ostrow’s separation agreement, 20,000 options granted were immediately vested and the remainder forfeited upon termination of his employment.

The following table sets forth information with respect to the exercise of Pinnacle Stock Options by Named Officers during the year ended December 31, 2002, and the final year-end value of unexercised Pinnacle Stock Options. None of the Named Officers held stock appreciation rights during the year ended December 31, 2002.

Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End Options Value

Name	Shares Acquired on Exercise (#)	Value Realized ($)	Number of Securities Underlying Unexercised Options At Fiscal Year-End (#)		Value of Unexercised In- The-Money Options at Fiscal Year-End ($) (a)
			Exercisable	Unexercisable	Exercisable	Unexercisable
Daniel R. Lee	0	$0	0	865,801	$0	$0
Wade Hundley	0	$0	66,666	333,334	$0	$73,500
John A. Godfrey	0	$0	0	250,000	$0	$0
R. D. Hubbard	0	$0	322,000	0	$39,200	$0
Paul R. Alanis	0	$0	0	0	$0	$0
G. Michael Finnigan	0	$0	135,000	25,000	$0	$24,500
Bruce C. Hinckley	0	$0	28,333	46,667	$0	$9,800
Loren S. Ostrow	0	$0	148,333	0	$3,266	$0

(a)	Based on the closing price of Pinnacle Common Stock on December 31, 2002 of $6.93.

Employment Contracts, Termination of Employment and Change-in-Control Arrangements

The Company has entered into a four-year employment agreement with Daniel R. Lee, effective April 10, 2002. Mr. Lee’s annual compensation is $600,000, with annual bonuses of $300,000 based on Mr. Lee’s service to the Company during the applicable year and, in addition, at least $100,000 in targeted bonuses based upon meeting performance targets established annually by the Board of Directors in consultation with Mr. Lee. Pursuant to the employment agreement, Mr. Lee’s compensation includes grants of options to purchase an aggregate of 865,801 shares of Pinnacle Common Stock at an exercise price of $8.45 (the per share fair market value of Pinnacle Common Stock on the day of the grants). The options vest in four equal annual installments beginning April 10, 2003 and expire on April 10, 2012. The option to purchase 100,000 of such shares is intended to qualify as an incentive stock option within the meaning of Section 422 of the Internal Revenue Code under the 2002 Stock Option Plan. The additional option to purchase 765,801 shares of Pinnacle Common Stock was granted outside of any of the Stock Option Plans.

If Mr. Lee terminates his employment for good reason (including in the event of a change of control as defined in the employment agreement), or if the Company terminates Mr. Lee without cause, Mr. Lee will (a) so long as he does not compete with the Company or its subsidiaries in the gaming business prior to the end of the employment contract term, (i) receive an annual salary of $900,000 through the end of the employment contract term or, if the balance of the contract term is less than one year, for one year (which amount shall be payable in a lump sum in the event of termination by the Company or by Mr. Lee after a change of control), and (ii) retain his health and disability insurance until the earlier of (x) the end of the contract term or, if the balance of the contract term is less than one year, for one year, and (y) the date on which Mr. Lee obtains health or disability coverage under a plan not maintained by the Company or its subsidiaries, and (b) immediately vest in all Pinnacle Stock Options held by Mr. Lee.

The Company has entered into a four-year employment agreement with Wade W. Hundley, effective March 14, 2003. Mr. Hundley’s annual compensation is $400,000. Under this agreement, subject to the discretion of the Chief Executive Officer and the Board of Directors, Mr. Hundley will also be entitled to earn annual bonuses.

If Mr. Hundley terminates his employment for good reason (other than in the event of a change of control as defined in the employment agreement), or if the Company terminates Mr. Hundley without cause (other than in the event of a change of control as defined in the employment agreement), Mr. Hundley will (a) so long as he does not compete with the Company or its subsidiaries in the gaming business prior to the end of the employment contract term, (i) receive an annual salary of $400,000 through the end of the employment contract term or, if the balance of the contract term is less than one year, for one year (the “Hundley Severance Benefit”), and (ii) retain his health and disability insurance until the earlier of (x) the end of the contract term or, if the balance of the contract term is less than one year, for one year, and (y) the date on which Mr. Hundley obtains health or disability coverage under a plan not maintained by the Company or its subsidiaries, and (b) immediately vest in all Pinnacle Stock Options held by Mr. Hundley. If the Company terminates Mr. Hundley (other than in connection with a change of control), Mr. Hundley will have an affirmative obligation to mitigate the Hundley Severance Benefit. However, if the Company terminates Mr. Hundley, or Mr. Hundley terminates his employment for good reason, in connection with a change of control, Mr. Hundley will be entitled, in lieu of the Hundley Severance Benefit, to a lump sum payment equal to (x) two year’s base salary, plus (y) two times the largest annualized bonus that was paid to Mr. Hundley during the two years preceding the change of control (the “Hundley Change of Control Severance Benefit”). Mr. Hundley will have no obligation to mitigate the Hundley Change of Control Severance Benefit.

The Company has entered into a four-year employment agreement with Stephen H. Capp, effective January 11, 2003. Mr. Capp’s annual compensation is $360,000, with annual bonuses targeted at $180,000 based on Mr. Capp’s service to the Company during the applicable year and, provided that in the first two years of his employment, the annual bonuses will be at least $140,000 per year. The agreement also provided that the Company would pay Mr. Capp’s reasonable relocation expenses as well as a one-time starting and relocation bonus of $50,000. Pursuant to the employment agreement, Mr. Capp’s compensation includes grants of options to purchase an aggregate of 286,739 shares of Pinnacle Common Stock at an exercise price of $6.05 (the per share fair market value of Pinnacle Common Stock on the day of the grants), 200,000 of which options were granted under the Company’s Stock Option Plans. The options vest in five equal annual installments beginning January 11, 2003 and expire on January 11, 2013.

If Mr. Capp terminates his employment for good reason (including in the event of a change of control as defined in the employment agreement), or if the Company terminates Mr. Capp without cause, Mr. Capp will (a) so long as he does not compete with the Company or its subsidiaries in the gaming business prior to the end of the employment contract term, (i) receive an annual salary of $360,000 through the end of the employment contract term (plus unpaid guaranteed bonuses applicable to the first two years of the term of the employment agreement) or, if the balance of the contract term is less than one year, for one year (which amount shall be payable in a lump sum in the event of termination by the Company or by Mr. Capp after a change of control) (the “Capp Severance Benefit”), and (ii) retain his health and disability insurance until the earlier of (x) the end of the contract term or, if the balance of the contract term is less than one year, for one year, and (y) the date on which Mr. Capp obtains health or disability coverage under a plan not maintained by the Company or its subsidiaries, and (b) immediately vest in all Pinnacle Stock Options held by Mr. Capp. If the Company terminates Mr. Capp other than in connection with a change of control, Mr. Capp will have an affirmative obligation to mitigate the Capp Severance Benefit. However, Mr. Capp will have no duty to mitigate the Capp Severance Benefit with respect to two year’s base salary and one year’s guaranteed bonus (to the extent such guaranteed bonuses have not been paid). In addition, if Mr. Capp’s employment is terminated in the middle of the year in connection with a change of control, he will be entitled to any bonus or prorated portion thereof that he would otherwise have been entitled to for such year.

The Company has entered into a five-year employment agreement with John A. Godfrey, effective August 13, 2002. Mr. Godfrey’s annual compensation is $360,000, with annual bonuses targeted at $180,000 based on Mr. Godfrey’s service to the Company during the applicable year. During the first two years of his employment, the annual bonuses will be at least $100,000 per year. Pursuant to the employment agreement, Mr. Godfrey’s compensation includes grants of options to purchase an aggregate of 250,000 shares of Pinnacle Common Stock at an exercise price of $7.02 (the per share fair market value of Pinnacle Common Stock on the day of the grants). The options vest in five equal annual installments beginning August 13, 2003 and expire on August 13, 2012.

If Mr. Godfrey terminates his employment for good reason (including in the event of a change of control as defined in the employment agreement), or if the Company terminates Mr. Godfrey without cause, Mr. Godfrey will (a) so long as he does not compete with the Company or its subsidiaries in the gaming business prior to the end of the employment contract term, (i) receive an annual salary of $360,000 through the end of the employment contract term (plus unpaid guaranteed bonuses applicable to the first two years of the term of the employment agreement) or, if the balance of the contract term is less than one year, for one year (which amount shall be payable in a lump sum in the event of termination by the Company or by Mr. Godfrey after a change of control) (the “Godfrey Severance Benefit”), and (ii) retain his health and disability insurance until the earlier of (x) the end of the contract term or, if the balance of the contract term is less than one year, for one year, and (y) the date on which Mr. Godfrey obtains health or disability coverage under a plan not maintained by the Company or its subsidiaries, and (b) immediately vest in all Pinnacle Stock Options held by Mr. Godfrey. If the Company terminates Mr. Godfrey other than in connection with a change of control, Mr. Godfrey will have an affirmative obligation to mitigate the Godfrey Severance Benefit. However, Mr. Godfrey will have no duty to mitigate the Godfrey Severance Benefit with respect to two year’s base salary and one year’s guaranteed bonus (to the extent such guaranteed bonuses have not been paid). In addition, if Mr. Godfrey’s employment is terminated in middle of the year in connection with a change of control, he will be entitled to any bonus or prorated portion thereof that he would otherwise have been entitled to for such year.

The Company entered into an employment and consulting agreement with G. Michael Finnigan, effective as of April 11, 2002. Under the agreement, effective January 1, 2003, Mr. Finnigan was retained by the Company as a consultant for a five-year term during which he will provide consulting services for the Company on a non-exclusive basis. During the term of the consultancy, Mr. Finnigan’s annual compensation will be $400,000, plus fringe benefits comparable to those he received when he was employed as President and Chief Executive Officer of Realty Investment Group, Inc., a wholly-owned subsidiary of the Company. He is also eligible for bonuses or additional option grants at the discretion of the Board of Directors. In the event of a change of control (as defined in the agreement), Mr. Finnigan will receive a lump sum payment equal to his compensation through the end of the contract term (but not less than one year) and will have any unvested Pinnacle Stock Options held by him vested.

In August 2002, Loren S. Ostrow resigned from his position as Senior Vice President, Secretary and General Counsel. In accordance with the terms of his employment agreement, Mr. Ostrow received a severance payment of $380,099, which includes one year’s base salary, a pro-rated bonus and payment for any accrued but unused vacation time, 401(k) matching contributions and term life insurance premium. The Company also agreed to continue certain employee health insurance coverage until August 31, 2003. During the fiscal year ended December 31, 2002, Mr. Ostrow was granted 110,000 options. Pursuant to his employment agreement, 86,667 of these options were forfeited. The remaining 23,333 options are vested and remain exercisable until August 31, 2005.

In April 2003, Bruce C. Hinckley and the Company entered into a separation agreement in which Mr. Hinckley received a severance payment of $442,013, which includes one year’s base salary and payment for any accrued but unused vacation time. The Company also agreed to continue certain employee health insurance coverage until April 15, 2004. During the fiscal year ended December 31, 2002, Mr. Hinckley was granted 40,000 options. Pursuant to the separation agreement, 27,333 of these options were forfeited. The remaining 12,667 options are vested and remain exercisable until April 15, 2006.

Compensation Committee Interlocks and Insider Participation

Messrs. Reitnouer and Martineau served on the Compensation Committee from January 1, 2002 to December 31, 2002. Robert T. Manfuso served on the Compensation Committee from January 1, 2002 to April 29, 2002. None of the members of the Compensation Committee were officers or employees or former officers or employees of the Company or its subsidiaries.

Director Compensation

Directors are entitled to receive an annual retainer of $30,000 per year plus $1,500 for each live Board meeting and $1,000 for each telephonic Board meeting attended, which they may receive in cash or in deferred compensation under the Company’s Amended and Restated Directors Deferred Compensation Plan as outlined below. Mr. Lee does not receive this annual retainer. Members of the Executive Committee (other than Mr. Lee), Audit Committee, Compensation Committee and directors serving on the Company’s Compliance Committee (which monitors the Company’s compliance with gaming laws in the jurisdictions in which it operates) receive an additional $1,000 for each committee meeting attended (whether live or telephonic), and such amounts are also eligible for the Amended and Restated Directors Deferred Compensation Plan. In addition, Committee chairpersons receive an extra $1,000 per annum which amounts are also eligible for the Amended and Restated Directors Deferred Compensation Plan.

In addition, directors Mr. Giovenco and Ms. Reiss received $50,000 and $35,000, respectively, for their services on a Special Committee established to handle matters related to the shareholder derivative litigation. See “Business—Legal Proceedings—Shareholder Derivative Litigation.” Such committee was disbanded upon the settlement of the lawsuit.

Amended and Restated Directors Deferred Compensation Plan

Participation in the Company’s Amended and Restated Directors Deferred Compensation Plan (the “Directors Plan”) is limited to directors of the Company, and each eligible director may elect to defer all or a portion of his or her annual retainer and any fees for meetings attended. Any such deferred compensation is credited to a deferred compensation account, either in cash or in shares of Pinnacle Common Stock, at each director’s election. Currently, directors electing to defer their compensation have each elected shares of Pinnacle Common Stock. As of the date the director’s compensation would otherwise have been paid, and depending on the director’s election, the director’s deferred compensation account will be credited with either (i) cash, (ii) the number of full and/or fractional shares of Pinnacle Common Stock obtained by dividing the amount of the director’s compensation for the calendar quarter or month which he elected to defer, by the average of the closing price of Pinnacle Common Stock on the New York Stock Exchange on the last ten business days of the calendar quarter or month for which such compensation is payable or (iii) a combination of cash and shares of Pinnacle Common Stock as described in clause (i) and (ii) above. Were a director to defer cash compensation, all such amounts credited to the director’s deferred compensation account would bear interest at an amount to be determined from time to time by the Board of Directors.

If a director has elected to receive shares of Pinnacle Common Stock in lieu of his or her retainer and the Company declares a dividend, such director’s deferred compensation account is credited at the end of each calendar quarter with the number of full and/or fractional shares of Pinnacle Common Stock obtained by dividing the dividends which would have been paid on the shares credited to the director’s deferred compensation account by the closing price of Pinnacle Common Stock on the New York Stock Exchange on the date such dividend was paid. In addition, if the Company declares a dividend payable in shares of Pinnacle Common Stock, the director’s deferred compensation account is credited at the end of each calendar quarter with the number of full and/or fractional shares of Pinnacle Common Stock for such stock dividend.

Participating directors do not have any interest in the cash and/or Pinnacle Common Stock credited to their deferred compensation accounts until distributed in accordance with the Directors Plan, nor do they have any voting rights with respect to such shares until shares credited to their deferred compensation accounts are distributed. The rights of a director to receive payments under the Directors Plan are no greater than the rights of an unsecured general creditor of the Company. Each participating director may elect to have the aggregate amount of cash and shares credited to his or her deferred compensation account distributed to him or her in one lump sum payment or in a number of approximately equal annual installments over a period of time not to exceed fifteen years. The lump sum payment or the first installment will be paid as of the first business day of the calendar quarter immediately following the cessation of the director’s service as a director of the Company. Prior to the beginning of any calendar year, a director may elect to change the method of distribution of any future interests in cash and/or Pinnacle Common Stock credited to his or her deferred compensation account in such calendar year. However, amounts credited to a director’s account prior to the effective date of any such change may not be affected by such change, but rather will be distributed following the cessation of the director’s service in accordance with the director’s election at the time such amounts were originally credited to the director’s deferred compensation account.

The maximum number of shares of Pinnacle Common Stock that can be issued pursuant to the Directors Plan is 212,528 shares, of which 203,349 have been issued. The Company is not required to reserve or set aside funds or shares of Pinnacle Common Stock for the payment of its obligations pursuant to the Directors Plan. The Company is obligated to make available, as and when required, a sufficient number of shares of Pinnacle Common Stock to meet the needs of the Directors Plan. The shares of Pinnacle Common Stock to be issued under the Directors Plan may be either authorized and unissued shares or reacquired shares.

Amendment, modification or termination of the Directors Plan may not (i) adversely affect any eligible director’s rights with respect to amounts then credited to his or her account or (ii) accelerate any payments or distributions under the Directors Plan (except with regard to bona fide financial hardships).

CERTAIN TRANSACTIONS AND RELATED PARTIES

Transactions in Connection with Terminated Merger Agreement

In April 2000, we entered into a definitive agreement with PH Casino Resorts, a newly formed subsidiary of Harveys Casino Resorts, and Pinnacle Acquisition Corporation, a newly formed subsidiary of PH Casino Resorts, pursuant to which PH Casino Resorts would have acquired by merger all of our outstanding capital stock for cash consideration. Certain members of our management were expected to have equity interests in PH Casino Resort if the merger had been consummated. Consummation of the merger was subject to numerous conditions, including PH Casino Resort obtaining the necessary financing for the transaction and regulatory approvals. In January 2001, we announced that we had been notified by PH Casino Resorts that it did not intend to further extend the outside closing date (previously extended to January 31, 2001) of the merger. Since all of the conditions to consummation of the merger would not be met by such date, we, PH Casino Resorts and Pinnacle Acquisition Corporation mutually agreed that the merger agreement would be terminated.

Transactions with Our Current and Former Chairmen

On July 28, 2003, we received court approval of the settlement of the shareholder derivative lawsuit filed December 13, 2002, which settlement included a separate agreement and specific mutual release between us and R.D. Hubbard, our Chairman of the Board prior to April 2002. In addition, pursuant to the settlement, we have the right to acquire certain shares owned by Mr. Hubbard. See “Business—Legal Proceedings—Shareholder Derivative Action.” On September 12, 2003, the Indiana Gaming Commission approved this settlement. See “Recent Developments.”

We and R.D. Hubbard Enterprises, Inc., which is wholly owned by R. D. Hubbard, entered into an Aircraft Time Sharing Agreement. We reimbursed R.D. Hubbard Enterprises for expenses incurred as a result of our use of the aircraft, which totaled approximately $55,000 in 2001 and $97,000 in 2000. On May 3, 2002, we terminated the Aircraft Time Sharing Agreement. We did not reimburse R.D. Hubbard Enterprises for any expenses in 2002.

In 2002, our current Chairman, Daniel R. Lee, was reimbursed $9,000 for business use of an aircraft he owns.

Other Transactions

As of October 31, 1998, Timothy Parrott resigned his position as Chairman of Boomtown, and was retained by us as a consultant to provide services relating to gaming and other business issues for a three-year period ended October 31, 2001, with an annual retainer of $350,000 with health and disability benefits equivalent to those he received as Chairman of Boomtown. As part of the agreement, a $221,000 promissory note that Mr. Parrott owed to the Company was forgiven.

Marlin F. Torguson, who beneficially owned approximately 21.5% of the outstanding common shares of Casino Magic prior to our acquisition of Casino Magic, agreed, in connection with such acquisition, to vote his Casino Magic shares in favor of the acquisition by us. In addition, Mr. Torguson agreed to continue to serve as an employee of Casino Magic until October 15, 2001 and, during such period, not to compete with us or Casino Magic in any jurisdiction in which either we or Casino Magic operates. Under this agreement, we issued to Mr. Torguson 60,000 shares of our common stock and paid him $300,000 per year. In addition, we issued to Mr. Torguson 30,000 of our stock options as of the October 15, 1998 acquisition of Casino Magic, priced at the closing price of our common stock on that date.

PRINCIPAL STOCKHOLDERS

The following table sets forth the name, number of shares and percent of the outstanding Pinnacle common stock beneficially owned as of September 1, 2003 (except where a different date is indicated below) by each person known to the Board of Directors of the Company to be the beneficial owner of 5% or more of the outstanding shares of Pinnacle Common Stock, each director, each Named Officer, and all directors and executive officers as a group. In each instance, except as otherwise indicated, information as to the number of shares owned and the nature of ownership has been provided by the individuals identified or described and is not within the direct knowledge of the Company. Unless otherwise indicated below, the address of each person or entity listed below is c/o Pinnacle Entertainment, Inc., 3800 Howard Hughes Parkway, Suite 1800, Las Vegas, NV 89109.

Name and Address of Beneficial Owner	Shares Beneficially Owned		Percent of Shares Outstanding (a)
R.D. Hubbard Hubbard Enterprises 73405 El Paseo #32D Palm Desert, California 92260	2,362,986	(b)	9.0%
Liberty Wanger Asset Management One Financial Center Boston, MA 02111	1,812,000	(c)	7.0%
Legg Mason, Inc. 100 Light Street Baltimore, Maryland 21202	1,809,720	(d)	7.0%
Timothy J. Parrott	262,423	(e)	1.0%
Michael Ornest	257,562	(f)	*
Daniel Lee	222,350	(g)	*
Wade W. Hundley	198,332	(h)	*
Lynn P. Reitnouer	90,315	(i)	*
Marlin Torguson	59,370	(j)	*
James L. Martineau	32,510	(k)	*
John Giovenco	45,000		*
Bruce Leslie	19,274	(l)	*
Bonnie Reiss	—		*
John A. Godfrey	50,000	(m)	*
Stephen Capp	—		*
Loren Ostrow	208,333	(n)	*
G. Michael Finnigan	168,749	(o)	*
Paul Alanis	106,587	(p)	*
Bruce Hinckley	57,667	(q)	*
Current directors and executive officers as a group (12 persons)	1,237,136	(r)	4.3%

*	Less than one percent (1%) of the outstanding common shares.
(a)	Assumes exercise of stock options beneficially owned by the named individual or entity into shares of Pinnacle common stock. Based on 25,934,261 shares outstanding as of September 1, 2003.
(b)

Includes 322,000 shares of Pinnacle common stock which Mr. Hubbard has the right to acquire upon the exercise of options exercisable within 60 days of September 1, 2003. Based on information provided by the stockholder in Schedule 13D filed with the Securities and Exchange Commission on October 2, 2002. Mr. Hubbard entered into a voting trust agreement (the “Voting Trust Agreement”), filed as an exhibit to such Schedule 13D, with respect to the shares of Pinnacle common stock beneficially owned by him. The Voting Trust Agreement is effective as of September 20, 2002 and was entered into by Mr. Hubbard (including a foundation whose shares are beneficially owned by Mr. Hubbard), the Company and a Trustee.

The Voting Trust Agreement provides that Mr. Hubbard will deposit all shares of Pinnacle common stock beneficially owned by him and up to 20,879 additional shares acquired by him in the future under the Company’s Directors Plan (collectively, the “Trust Shares”) into the voting trust (the “Trust”). Mr. Hubbard retains the right to sell or otherwise dispose of any of the Trust Shares; however any shares sold or transferred to an affiliate of Mr. Hubbard will remain subject to the Trust. The Trustee has the right to vote the shares, and to take part in, consent to, or oppose, any corporate or stockholders’ action, as provided in the Voting Trust Agreement. With respect to the election of directors, the Trustee is required to vote the Trust Shares for each director or nominee for director in proportion to the votes cast by the nonaffiliated stockholders of the Company. On all other matters, the Trustee shall vote the Trust Shares in the same proportion in favor of, in opposition to, or in abstention or as broker non-votes with respect to, such matters as the votes cast by the nonaffiliated stockholders of the Company.

The Company’s obligations under the Voting Trust Agreement are limited to using its best efforts to ensure that the Trust Shares are counted as being present for purposes of determining a quorum for any stockholder action and timely informing the Trustee as to the calculation of votes in any matter to be voted on by the Company’s stockholders. The Trust will terminate on the earlier of: (i) the dissolution or liquidation of the Company; (ii) the release, in one or more transactions, of all the Trust Shares from the Trust in accordance with the Voting Trust Agreement; (iii) the death of Mr. Hubbard; or (iv) the tenth (10th) anniversary of the Voting Trust Agreement, except as otherwise required by a third party regulatory authority.

In addition, Pinnacle has the right to acquire certain shares owned by Mr. Hubbard pursuant to the Hubbard Settlement. See “Business—Legal Proceedings.”

(c)	Based upon information provided by the stockholder in Schedule 13G/A filed with the Securities and Exchange Commission on February 10, 2003.
(d)	Based upon information provided by the stockholder in Schedule 13G/A filed with the Securities and Exchange Commission on February 13, 2003.
(e)	Includes 81,513 shares of Pinnacle common stock which Mr. Parrott has the right to acquire upon the exercise of options exercisable within 60 days of September 1, 2003, including 70,313 options assumed by the Company in connection with the Boomtown merger. Also includes 18,883 shares of Pinnacle common stock credited to Mr. Parrott’s deferred compensation account under the Company’s Amended and Restated Directors Deferred Compensation Plan. The only condition to each director’s receipt of shares credited to his or her deferred compensation account is cessation of such director’s service as a director of the Company.
(f)	Includes 16,200 shares of Pinnacle common stock which Mr. Ornest has the right to acquire upon the exercise of options exercisable within 60 days of September 1, 2003. These shares also include 91,362 shares of Pinnacle common stock owned by the Harry and Ruth Ornest Trust, with respect to whose shares Mr. Ornest has beneficial ownership. These shares exclude 70,000 shares of Pinnacle common stock owned by the Ornest Family Foundation, as to which Mr. Ornest has no interest.
(g)	Includes 216,450 shares of Pinnacle common stock which Mr. Lee has the right to acquire upon the exercise of options exercisable within 60 days of September 1, 2003.
(h)	Includes 183,332 shares of Pinnacle common stock which Mr. Hundley has the right to acquire upon the exercise of options exercisable within 60 days of September 1, 2003.
(i)	Includes 23,200 shares of Pinnacle common stock which Mr. Reitnouer has the right to acquire upon the exercise of options exercisable within 60 days of September 1, 2003. Also includes 17,115 shares of Pinnacle common stock credited to Mr. Reitnouer’s deferred compensation account under the Company’s Amended and Restated Directors Deferred Compensation Plan. The only condition to each director’s receipt of shares credited to his or her deferred compensation account is cessation of such director’s service as a director of the Company.
(j)

Includes 34,660 shares of Pinnacle common stock which Mr. Torguson has the right to acquire upon the exercise of options exercisable within 60 days of September 1, 2003, including 23,460 options assumed by the Company in connection with the Casino Magic merger. Also includes 17,466 shares of Pinnacle common stock credited to Mr. Torguson’s deferred compensation account under the Company’s Amended and Restated Directors Deferred Compensation Plan. The only condition to each director’s receipt of shares credited to his or her deferred compensation account is cessation of such director’s service as a director of the Company.
(k)	Includes 14,200 shares of Pinnacle common stock which Mr. Martineau has the right to acquire upon the exercise of options exercisable within 60 days of September 1, 2003. Also includes 12,119 shares of Pinnacle common stock credited to Mr. Martineau’s deferred compensation account under the Company’s Amended and Restated Director’s Deferred Compensation Plan. The only condition to each director’s receipt or shares credited to his or her deferred compensation account is cessation of such director’s service as a director of the Company.
(l)	Includes 2,000 shares of Pinnacle common stock which Mr. Leslie has the right to acquire upon the exercise of options exercisable within 60 days of September 1, 2003. Includes 7,274 shares of Pinnacle common stock credited to Mr. Leslie’s deferred compensation account under the Company’s Amended and Restated Directors Deferred Compensation Plan. The only condition to each director’s receipt of shares credited to his or her deferred compensation account is cessation of such director’s service as a director of the Company.
(m)	Includes 50,000 shares of Pinnacle common stock which Mr. Godfrey has the right to acquire upon the exercise of options exercisable within 60 days of September 1, 2003.
(n)	Includes 148,333 shares of Pinnacle common stock which Mr. Ostrow has the right to acquire upon the exercise of options exercisable within 60 days of September 1, 2003. The information as to the number of shares beneficially owned by Mr. Ostrow is based on the information contained in last year’s proxy statement. The Company does not possess more recent information regarding the number of shares beneficially owned by Mr. Ostrow.
(o)	Includes 143,334 shares of Pinnacle common stock which Mr. Finnigan has the right to acquire upon the exercise of options exercisable within 60 days of September 1, 2003.
(p)	The information as to the number of shares beneficially owned by Mr. Alanis is based on the information contained in last year’s proxy statement. The Company does not possess more recent information regarding the number of shares beneficially owned by Mr. Alanis.
(q)	Includes 47,667 shares of Pinnacle common stock which Mr. Hinckley has the right to acquire upon the exercise of options exercisable within 60 days of September 1, 2003. The information as to the number of shares beneficially owned by Mr. Hinckley is based on the information contained in last year’s proxy statement. The Company does not possess more recent information regarding the number of shares beneficially owned by Mr. Hinckley.
(r)	Includes 621,555 shares of Pinnacle common stock of which the directors and executive officers may be deemed to have beneficial ownership with respect to options to purchase Pinnacle common stock exercisable within 60 days of September 1, 2003. Excluding such shares, the directors and executive officers of the Company have beneficial ownership of 615,581 shares of Pinnacle common stock, which represents 2.4% of the shares of Pinnacle common stock outstanding as of September 1, 2003. The number of shares shown does not include shares owned by Messrs. Hubbard, Ostrow, Finnigan, Alanis or Hinckley as such persons were neither directors nor executive officers of the Company as of September 1, 2003.

DESCRIPTION OF CERTAIN INDEBTEDNESS

Credit Facility

The following is a summary of our existing credit facility. This summary is qualified in its entirety by reference to the credit facility, which has been filed with the Securities and Exchange Commission. See the section entitled “Where You Can Find More Information.”

In May 2003, the Company entered into a $240,000,000 amended and restated bank credit facility with a syndicate of banks and institutional lenders, and Bank of America, N.A., as administrative agent, providing for a $115,000,000 reducing revolving facility and a $125,000,000 term loan facility. The $125,000,000 term loan was borrowed upon execution of the credit facility, with the proceeds of such loan held in a completion reserve account pending satisfaction of the conditions described below. The Company may increase the credit facility up to $250,000,000 prior to May 16, 2004, conditioned on receiving additional new commitments from one or more lenders. The revolving facility matures in May 2007 and the term loan facility matures in May 2008; however, these maturities may be accelerated under certain circumstances: (i) to September 30, 2004, if the Company fails to deposit $40 million of proceeds from certain asset sales or equity issuances into a completion reserve account by June 30, 2004 (see below); (ii) to February 1, 2006, if the Company has not paid in full or refinanced its 9.50% Senior Subordinated Notes by that date; and (iii) to August 15, 2006, if the Company has not paid in full or refinanced its 9.25% Senior Subordinated Notes by that date. The credit facility will be used to finance the construction and opening of the Lake Charles casino resort, the 300 guest-room tower expansion at Belterra Casino Resort, and for general corporate purposes.

The credit facility has, among other things, restrictive financial covenants and capital spending limits and is secured by substantially all the assets of the Company and its significant subsidiaries (other than foreign subsidiaries). The Company’s obligations under the credit facility are guaranteed by the Company’s significant subsidiaries (other than the Argentine subsidiaries). The credit facility provides the Company with two interest rate options, to which a margin is added: a base option, generally the “prime rate” of interest; and an interest rate based on the London interbank Eurodollar rate. Interest rate margins depend on the Company’s performance, measured by a leverage ratio, which is the ratio of indebtedness to annualized operating cash flow. The interest rate margins under the credit facility range from 262.5 basis points to 362.5 basis points for revolving facility base rate loans, and 362.5 basis points to 462.5 basis points for revolving facility loans based on the London interbank Eurodollar rate option; provided, however, that until November 16, 2003, the margins for revolving loans are fixed at 337.5 basis points for base loans and 437.5 basis points for loans based on the London interbank Eurodollar option. The interest rate margin for the term facility base rate loans is always 362.5 basis points and 462.5 basis points for term facility loans based on LIBOR. As of June 30, 2003, the term loan bore interest of 4.625% over LIBOR and the reducing revolver bore a facility fee for unborrowed amounts of 1.25%. The credit facility allows for interest rate swap agreements or other interest rate protection agreements. Presently, the Company does not use such financial instruments.

Availability under the credit facility is significantly limited until the Company deposits $40,000,000 of cash proceeds from asset sales or equity capital raising efforts into a completion reserve account. In the event that such $40,000,000 in cash proceeds is not deposited by June 30, 2004, the unfunded revolving credit commitment would be cancelled and the credit facility would mature on September 30, 2004. Additionally, availability under the credit facility is significantly limited until the Company shall have demonstrated that it has, during the period following September 30, 2002, expended not less than $90,000,000 of its excess cash to finance the Lake Charles resort development and the Belterra tower expansion (and, subject to certain limitations, other enhancements to the Company’s properties) as well as transaction expenses associated with the credit facility.

Borrowing under the credit facility is also subject to other conditions associated with construction loans, including conditions pertaining to construction of the Lake Charles resort development. The credit facility requires us to diligently pursue construction of the Lake Charles project so as to complete it not later than March 31, 2005, and not to take any actions that would cause certain essential elements necessary for the opening of the project to be completed later than December 31, 2004. As a result of delays in the receipt of permits from the Army Corps of

Engineers, and not as a result of any action by the Company, the scheduled date for the substantial completion in the construction contract is March 12, 2005 and the opening of the project is scheduled to take place on or before March 31, 2005. In addition, in order to access the availability under the credit facility for financing the costs of the design, development or construction of the Lake Charles resort development, the Company must submit not later than the third business day of each calendar month to the construction consultant retained by the lenders under the credit facility a draft request detailing all expenses associated with the Lake Charles resort development anticipated to be paid during that calendar month. Then the Company and the construction consultant have fifteen business days to agree on the final request. If the construction consultant does not approve the funding of the amount requested by the Company, lenders are not obligated to advance any funds in support of the Lake Charles resort development. The Company must also be able to certify that the “In-Balance Requirement” (which requires the sum of the undrawn portion of the revolving commitment, the balance in the completion reserve account, the Company’s excess cash, the Company’s projected free cash flow and certain other cash or projected cash amounts exceed the committed capital expenditure amount for Lake Charles, Belterra and certain other permitted capital projects) has been satisfied as of the last day of the relevant calendar month. In addition, prior to requesting any funds under the revolving loan commitment or accessing the proceeds of the term loan, the Company has agreed to provide an endorsement to the Administrative Agent’s ALTA policy of title insurance confirming termination of a “right of way” in favor of the U.S. Army Corps of Engineers in respect of the Lake Charles resort development. The Company anticipates meeting these remaining conditions, however, there can be no assurances the Company will be able to do so.

The credit facility amends and restates the Company’s previous bank credit facility, which facility had remained unused since February 1999.

The credit facility imposes various customary affirmative covenants on the Company and its restricted subsidiaries, including, among others, reporting covenants, covenants to maintain insurance, comply with laws, maintain properties and other covenants customary in senior credit financings of this type.

The credit facility also imposes various negative covenants on the Company and its subsidiaries including, without limitation: restrictions on the payment of subordinated obligations, disposition of property, mergers, hostile acquisitions, payment of dividends and other distributions, change in the nature of the Company’s business, restrictions on the incurrence of additional debt and guaranties of debt, restrictions on capital expenditures and operating leases, restrictions on investments, restrictions on transactions with affiliates, restrictions on liens and negative pledges, and restrictions on amendments and modifications of subordinated indebtedness.

In addition, we must comply with various restrictive financial covenants, fixed charges coverage ratio and debt to operating cash flow ratio, and capital spending limits.

Events of default under our credit facility include, among other things: (1) failure to make payments when due, (2) breach of representations or warranties, (3) events of insolvency, (3) failure to pay other debt for borrowed money of $10 million or more, or other breach or default under agreements for such other debt allowing the holder or lender to accelerate its maturity, or require such debt to be redeemed or repurchased, (4) final judgment in an amount in excess of $5.0 million which has not been stayed or satisfied within 30 days, (5) revocation of the licenses affecting gaming operations accounting for 5% or more of consolidated gross revenues, and (6) failure to comply with other covenants.

9.50% Senior Subordinated Notes

On August 6, 1997, we and our then wholly-owned subsidiary, Hollywood Park Operating Company, jointly issued $125,000,000 aggregate principal amount of 9.50% senior subordinated notes due August 1, 2007. These notes bear interest at 9.50% per year, and interest is payable on each February 1 and August 1. The 9.50% senior subordinated notes may be redeemed, at our option, in whole or in part, on or after August 1, 2002 at the following premiums over face: (1) on and after August 1, 2002, but before August 1, 2003: 104.75%; (2) on and after August 1, 2003, but before August 1, 2004: 102.375%; (3) on and after August 1, 2004, but before August 1, 2005: 101.188%; and (4) on and after August 1, 2005, and thereafter: 100%. Our obligations on the 9.50% senior subordinated notes are not secured by any of our assets, but are guaranteed on a senior subordinated basis by all of our material restricted subsidiaries.

On September 8, 2003, we commenced a cash tender offer for any and all of our outstanding 9.50% senior subordinated notes at an offer price of 102.375% of principal amount plus accrued and unpaid interest, which price includes an early tender premium. We intend to call for redemption promptly following the consummation of this offering all such notes that remain outstanding after the tender offer.

9.25% Senior Subordinated Notes

On February 18, 1999, we issued $350,000,000 aggregate principal amount of 9.25% senior subordinated notes due on February 15, 2007. These notes bear interest at 9.25% per year, and interest is payable on each February 15 and August 15. The 9.25% senior subordinated notes may be redeemed, at our option, in whole or in part, on or after February 15, 2003 at the following premiums over face: (1) on and after February 15, 2003, but before February 15, 2004: 104.625%; (2) on and after February 15, 2004, but before February 15, 2005: 103.083%; (3) on and after February 15, 2005, but before February 15, 2006: 101.542%; and (4) on and after February 15, 2006, and thereafter: 100%. Our obligations on the 9.25% senior subordinated notes are not secured by any of our assets, but are guaranteed on a senior subordinated basis by all of our existing and future material restricted subsidiaries.

The 9.25% senior subordinated notes are governed by an indenture dated February 18, 1999, which contains covenants limiting our ability and the ability of our subsidiaries to incur additional debt, issue preferred stock, pay dividends or make certain distributions, repurchase our and their stock, grant liens on our and their property, enter into certain transactions with our and their affiliates, sell assets or enter into mergers or consolidations, or sell stock in our subsidiaries. The indenture also requires that we offer to repurchase the 9.25% senior subordinated notes upon a change of control, as defined in the indenture.

Events of default under the indenture include: (1) failure to make payments on the 9.25% senior subordinated notes when due, (2) failure to comply with covenants, (3) failure to pay other debt of $10 million or more, or default under such debt resulting in acceleration of the maturity of such debt, (4) failure to satisfy or discharge any final judgment in excess of $10 million, and (5) occurrence of certain insolvency events.

DESCRIPTION OF NOTES

You can find the definitions of certain terms used in this description under the subheading “Certain Definitions.” In this description, the word “Company” refers only to Pinnacle Entertainment, Inc. and not to any of its subsidiaries or affiliates.

The Company will issue the notes offered by this prospectus supplement (the “Notes”) under an Indenture, as supplemented by the First Supplemental Indenture (together, the “Indenture”) among itself, the Guarantors and The Bank of New York, as trustee (the “Trustee”). The terms of the Notes include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939 (the “Trust Indenture Act”).

The following description is a summary of the material provisions of the Indenture. It does not restate the Indenture in its entirety. We urge you to read the Indenture because it, and not this description, defines your rights as holders of these Notes. We have made copies of the Indenture available as set forth below under the section entitled “—Where You Can Find More Information.”

Brief Description of the Notes and the Guarantees

The Notes

These Notes:

•	are general unsecured obligations of the Company;

•	are subordinated in right of payment to all existing and future Senior Debt of the Company;

•	are effectively subordinated to all secured Indebtedness of the Company;

•	rank equally with the 9.25% Senior Subordinated Notes due 2007 issued by the Company (the “9 1/4% Notes”);

•	are senior in right of payment to any future Indebtedness of the Company that is specifically subordinated to the Notes; and

•	are unconditionally guaranteed by the Guarantors.

The Guarantees

These Notes are guaranteed by each of the existing and future Material Restricted Subsidiaries of the Company, which are initially all of the subsidiaries of the Company except:

PNK Development 1, Inc.

PNK Development 2, Inc.

PNK Development 3, Inc.

Realty Investment Group, Inc.

Ogle Haus, LLC

SR Food & Beverage Company

and the following subsidiaries of Casino Magic Corp.:

Casino Magic Neuquen S.A. and its subsidiary Casino Magic Support Services S.A.

Casino Magic Hellas, S.A.

Casino Magic Buenos Aires, S.A.

Casino Magic Europe, BV

Casino Parking, Inc.

St. Louis Casino Corp.

The Guarantees of these Notes:

•	are general unsecured obligations of each Guarantor;

•	are subordinated in right of payment to all existing and future Senior Debt of each Guarantor;

•	are effectively subordinated to all secured Indebtedness of each Guarantor;

•	rank equally with each Guarantor’s guarantee of the 9 1/4% Senior Subordinated Notes due 2007 issued by the Company; and

•	are senior in right of payment to any future Indebtedness of each Guarantor that is specifically subordinated to the Guarantees.

Assuming we had completed the offering of these Notes and applied the net proceeds as intended, as of June 30, 2003, the Company and the Guarantors would have had total Senior Debt (including secured Indebtedness) of approximately $142.2 million, plus an aggregate of approximately $15.3 million of accounts payable ranking equally with the Notes. As indicated above and as discussed in detail below under the subheading “Subordination,” payments on the Notes and under the Guarantees will be subordinated to the payment of Senior Debt. The Indenture permits us and the Guarantors to incur additional Senior Debt.

As of the date of the Indenture, all of our Subsidiaries were “Restricted Subsidiaries,” except for SR Food & Beverage Company, Casino Magic Neuquen S.A. and its subsidiary Casino Magic Support Services S.A., Casino Magic Hellas, S.A., Casino Magic Buenos Aires, S.A. and Casino Magic Europe, BV. However, under the circumstances described below under the subheading “Certain Covenants—Designation of Restricted and Unrestricted Subsidiaries,” we will be permitted to designate certain of our subsidiaries as “Unrestricted Subsidiaries.” Unrestricted Subsidiaries are not subject to many of the restrictive covenants in the Indenture. Unrestricted Subsidiaries do not guarantee these Notes.

Not all of our “Restricted Subsidiaries” guarantee these Notes. In the event of a bankruptcy, liquidation or reorganization of any of these non-guarantor subsidiaries, these non-guarantor subsidiaries will pay the holders of their debt and their trade creditors before they will be able to distribute any of their assets to us. The guarantor subsidiaries generated 98% of our pro forma consolidated revenues in the six-month period ended June 30, 2003 and held 99% of our pro forma consolidated assets as of June 30, 2003. See note 16 to our consolidated financial statements for year ended December 31, 2002 and note 7 to our consolidated financial statements for the six months ended June 30, 2003, included at the back of this prospectus supplement for more detail about the division of our consolidated revenues and assets between our guarantor and non-guarantor subsidiaries.

Principal, Maturity and Interest

The Company will issue Notes with a maximum aggregate principal amount of $135 million in this offering. The Company may issue additional notes from time to time after this offering. Any issuance of additional notes is subject to all of the covenants in the Indenture, including the covenant described below under the caption “—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock.” The Notes and any additional notes subsequently issued under the Indenture will be treated as a single class for all purposes under the Indenture, including, without limitation, waivers, amendments, redemptions and offers to purchase. The Company issues Notes in denominations of $1,000 and integral multiples of $1,000. The Notes will mature on October 1, 2013.

Interest on these Notes accrues at the rate of 8 3/4% per annum and is payable semi-annually in arrears on October 1 and April 1, commencing on April 1, 2004. The Company will make each interest payment to the Holders of record of these Notes on the immediately preceding September 15 and March 15.

Interest on these Notes will accrue from the date of original issuance or, if interest has already been paid, from the date it was most recently paid. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

Methods of Receiving Payments on the Notes

If a Holder has given wire transfer instructions to the Company, the Company will make all principal, premium and interest payments on those Notes in accordance with those instructions. All other payments on these Notes will be made at the office or agency of the Company maintained for such purpose within the City and State of New York unless the Company elects to make interest payments by check mailed to the Holders at their address set forth in the register of Holders; provided that all payments with respect to Global Notes, and any definitive Notes the Holder of which has given wire instructions to the Company will be made by wire transfer. Until otherwise designated by the Company, the Company’s office or agency in New York will be the office of the Trustee maintained for such purpose.

Optional Redemption

The Company does not have the option to redeem the Notes prior to October 1, 2008. Thereafter, the Company has the option to redeem the Notes, in whole or in part, upon not less than 30 nor more than 60 days’ notice, at the redemption prices (expressed as percentages of the principal amount thereof) set forth below plus accrued and unpaid interest on the Notes redeemed, to the applicable redemption date, if redeemed during the twelve-month period beginning on October 1 of the years indicated below:

Year	Percentage
2008	104.375%
2009	102.917%
2010	101.458%
2011 and thereafter	100.000%

Notwithstanding the foregoing, the Company may, at any time prior to October 1, 2006, redeem up to 35% of the initially outstanding aggregate principal amount of Notes with the net cash proceeds of one or more Public Equity Offerings of common stock of the Company at a redemption price in cash of 108.750% of the principal amount thereof, plus accrued and unpaid interest on the Notes redeemed, to the redemption date; provided that:

(1)  at least 65% of the initially outstanding aggregate principal amount of Notes remains outstanding immediately after the occurrence of such redemption;

(2)  notice of any such redemption shall be given by the Company to the Holders and the Trustee within 15 days after the consummation of any such Public Equity Offering; and

(3)  such redemption shall occur within 60 days of the date of such notice.

In addition to the foregoing, if:

(1)  any Gaming Authority makes a determination of unsuitability of a holder or beneficial owner of Notes (or of an Affiliate of such holder or beneficial owner), or

(2)  any Gaming Authority requires that a holder or beneficial owner of Notes (or an Affiliate thereof) must be licensed, qualified or found suitable under any applicable Gaming Laws and such holder or beneficial owner (or Affiliate thereof):

(A)  fails to apply for a license, qualification or a finding of suitability within 30 days (or such shorter period as may be required by the applicable Gaming Authority) after being requested to do so by the Gaming Authority, or

(B)  is denied such license or qualification or not found suitable,

the Company shall have the right, at its option:

(1)  to require any such holder or beneficial owner to dispose of its Notes within 30 days (or such earlier date as may be required by the applicable Gaming Authority) of receipt of such notice or finding by such Gaming Authority, or

(2)  to call for the redemption of the Notes of such holder or beneficial owner at a redemption price equal to the least of:

(A)  the principal amount thereof,

(B)  the price at which such holder or beneficial owner acquired the Notes, in the case of either clause (A) above or this clause (B), together with accrued interest to the earlier of the date of redemption or the date of the denial of license or qualification or of the finding of unsuitability by such Gaming Authority, or

(C)  such other lesser amount as may be required by any Gaming Authority.

Immediately upon a determination by a Gaming Authority that a holder or beneficial owner of Notes will not be licensed, qualified or found suitable, the holder or beneficial owner will not have any further rights with respect to the Notes to:

(1)  exercise, directly or indirectly, through any Person, any right conferred by the Notes; or

(2)  receive any interest or any other distribution or payment with respect to the Notes, or any remuneration in any form from the Company for services rendered or otherwise, except the redemption price of the Notes.

The Company shall notify the Trustee in writing of any such redemption as soon as practicable. The holder or beneficial owner applying for license, qualification or a finding of suitability must pay all costs of the licensure or investigation for such qualification or finding of suitability.

Selection and Notice

If less than all of the Notes are to be redeemed at any time, the Trustee will select the Notes to be redeemed among the holders of Notes as follows:

(1)  if the Notes are listed, in compliance with the requirements of the principal national securities exchange on which the Notes are listed, or

(2)  if the Notes are not so listed, on a pro rata basis, by lot or in accordance with any other method the Trustee considers fair and appropriate.

No Notes of $1,000 or less shall be redeemed in part. Notices of redemption shall be mailed by first class mail at least 30 but not more than 60 days before the redemption date to each holder of Notes to be redeemed at its registered address. Notices of redemption may not be conditional.

If any Note is to be redeemed in part only, the notice of redemption that relates to such Note shall state the portion of the principal amount thereof to be redeemed. A new Note in principal amount equal to the unredeemed portion thereof will be issued in the name of the holder thereof upon cancellation of the original Note. Notes called for redemption become due on the date fixed for redemption. On and after the redemption date, interest ceases to accrue on Notes or portions of them called for redemption.

The Company may obtain a satisfaction and discharge from all of its obligations under the Indenture and the Notes concurrently with its issuance of any notice to redeem all of the outstanding Notes by (1) depositing cash or Cash Equivalents in an amount sufficient to pay and discharge the entire indebtedness on the outstanding Notes for principal, premium (if any), and interest to the redemption date set forth in the notice of redemption, (2) paying or providing for the payment of all other sums payable under the Indenture or the Notes including, without limitation, the expenses and fees of the Trustee, and (3) delivering an Officer’s Certificate and opinion of counsel, each stating that all conditions precedent herein provided for the satisfaction and discharge of the Indenture have been complied with, and otherwise complying with any additional provisions of Section 314(c) of the Trust Indenture Act in connection with such satisfaction and discharge. Upon compliance with the foregoing, the Trustee shall execute proper instrument(s) acknowledging the satisfaction and discharge of the Indenture.

Mandatory Redemption

Except as described below under “Repurchase at the Option of Holders,” the Company is not required to make mandatory redemption or sinking fund payments with respect to the Notes.

Subordination

The payment of principal and interest on the Notes and the related Guaranties are subordinated to the prior payment in full of all Senior Debt, whether outstanding on the Issue Date or thereafter Incurred.

Upon any distribution to creditors of any Obligor in a liquidation or dissolution of such Obligor or in a proceeding under Bankruptcy Law relating to such Obligor or its property, in an assignment for the benefit of creditors or any marshaling of such Obligor’s assets and liabilities:

(1)  the holders of Senior Debt will be entitled to receive payment in full of all Obligations in respect of such Senior Debt (including Accrued Bankruptcy Interest) and to have all outstanding Letter of Credit Obligations and applicable Hedging Obligations fully cash collateralized before the Trustee or the holders shall be entitled to receive any payment or distribution on Obligations in respect of the Notes (except that the Trustee or the holders may receive payments and other distributions made from the defeasance or redemption trust described under “Legal Defeasance and Covenant Defeasance” or “Selection and Notice” and the issuance of Permitted Junior Securities), and

(2)  until all Obligations with respect to Senior Debt (as provided in clause (1) above) are paid in full and all outstanding Letter of Credit Obligations and applicable Hedging Obligations are fully cash collateralized, any distribution to which the Trustee or the holders would be entitled but for this provision, including any such distribution that is payable or deliverable by reason of the payment of any other Indebtedness of such Obligor being subordinated to the payment of the Notes, shall be made to holders of Senior Debt or their representatives, ratably in accordance with the respective amounts of the principal of such Senior Debt, interest (including, without limitation, Accrued Bankruptcy Interest) thereon and all other Obligations with respect thereto (except that holders may receive payments and other distributions made from the defeasance or redemption trust described under “Legal Defeasance and Covenant Defeasance” or “Selection and Notice” and the issuance of Permitted Junior Securities), as their respective interests may appear.

The Obligors will also be restrained from making any payment or distribution to the Trustee or any holder in respect of Obligations arising under or in connection with the Notes, and from acquiring from the Trustee or any holder any Notes for cash or property (other than payments and other distributions made from any defeasance or redemption trust described under “Legal Defeasance and Covenant Defeasance” or “Selection and Notice” and the issuance of Permitted Junior Securities), until all principal and other Obligations arising under or in connection with the Senior Debt have been paid in full or fully cash-collateralized, if not yet due if:

(1)  a default in the payment of any Obligations with respect to Designated Senior Debt occurs and is continuing (including any default in payment upon the maturity of any Designated Senior Debt by lapse of time, acceleration or otherwise), or any judicial proceeding is pending to determine whether any such default has occurred, or

(2)  any other default occurs and is continuing with respect to Designated Senior Debt that permits holders of the Designated Senior Debt as to which such default relates to accelerate its maturity and the Trustee receives a notice of such default (a “Payment Blockage Notice”) from the affected Obligors or the holders of any Designated Senior Debt.

Payments on the Notes may and shall be resumed:

(1)  in the case of a payment default, upon the date on which such default is cured or waived, and

(2)  in case of a nonpayment default, the earlier of the date on which such nonpayment default is cured or waived or 179 days after the date on which the applicable Payment Blockage Notice is received by the Trustee, unless the maturity of any Designated Senior Debt has been accelerated.

No new period of payment blockage predicated on a nonpayment default may be commenced unless and until 360 days have elapsed since the effectiveness of the immediately prior Payment Blockage Notice. No nonpayment default that existed or was continuing on the date of delivery of any Payment Blockage Notice to the Trustee shall be, or be made, the basis for a subsequent Payment Blockage Notice unless such default shall have been waived for a period of not less than 180 days.

Notwithstanding the foregoing, the Company will be permitted to repurchase, redeem, repay or prepay any or all of the Notes to the extent required to do so by any Gaming Authority having authority over any Obligor.

The Indenture provides that the Trustee or any holder that has received any payment or distribution in violation of the foregoing provisions will be required to hold the same without commingling and deliver the same, in the form received, together with any necessary endorsements, to the holders of Senior Debt or their representatives. The Indenture further requires that each affected Obligor promptly notify holders of Senior Debt if payment of the Notes is accelerated because of an Event of Default.

As a result of the subordination provisions described above, in the event of a liquidation or insolvency, holders of Notes may recover less ratably than creditors of the affected Obligors who are holders of Senior Debt. See “Risk Factors—Risks Related to Our Capital Structure and this Offering—Your right to receive payments on the notes or under the subsidiary guarantees is junior to our existing senior indebtedness and our subsidiary guarantors’ existing senior indebtedness and possibly all of our future borrowings.”

Repurchase at the Option of Holders

Change of Control

Upon the occurrence of a Change of Control, each holder of Notes will have the right to require the Company to repurchase all or any part (equal to $1,000 or an integral multiple thereof) of such holder’s Notes pursuant to the offer described below (the “Change of Control Offer”) at an offer price in cash (the “Change of Control Payment”) equal to 101% of the aggregate principal amount of Notes plus accrued and unpaid interest thereon to the date of repurchase. Within 30 days following any Change of Control, the Company will mail a notice to the Trustee and each holder describing the transaction or transactions that constitute the Change of Control and offering to repurchase Notes on the date specified in such notice, which date shall be no earlier than 30 days nor later than 60 days from the date such notice is mailed (the “Change of Control Payment Date”), pursuant to the procedures required by the Indenture and described in such notice. The Company will comply with all applicable laws, including, without limitation, Section 14(e) of the Exchange Act and the rules thereunder and all applicable federal and state securities laws, and will include all instructions and materials necessary to enable holders to tender their Notes.

On the Change of Control Payment Date, the Company will, to the extent lawful:

(1)  accept for payment all Notes or portions thereof properly tendered pursuant to the Change of Control Offer,

(2)  deposit with the Paying Agent an amount equal to the Change of Control Payment in respect of all Notes or portions thereof so tendered, and

(3)  deliver or cause to be delivered to the Trustee the Notes so accepted, together with an Officers’ Certificate stating the aggregate principal amount of Notes or portions thereof being purchased by the Company.

The Paying Agent will promptly mail to each holder of Notes so tendered the Change of Control Payment for such Notes, and the Trustee will promptly authenticate and mail (or cause to be transferred by book entry) to each holder a new Note equal in principal amount to any unpurchased portion of the Notes surrendered by such holder, if any; provided that each such new Note will be in a principal amount of $1,000 or an integral multiple thereof. The Company will publicly announce the results of the Change of Control Offer on or as soon as practicable after the Change of Control Payment Date.

The Indenture provides that, prior to complying with the provisions of this covenant, but in any event within 90 days following a Change of Control, the Company will either:

(1)  repay all outstanding obligations with respect to Senior Debt,

(2)  obtain the requisite consents, if any, from the holders of Senior Debt to permit the repurchase of the Notes required by this covenant, or

(3)  deliver to the Trustee an Officer’s Certificate to the effect that no action of the kind described in clause (1) or (2) is necessary.

The Change of Control provisions described above will be applicable whether or not any other provisions of the Indenture are applicable. Except as described above with respect to a Change of Control, the Indenture does not contain provisions that permit the holders of the Notes to require that the Company repurchase or redeem the Notes in the event of a takeover, recapitalization or similar transaction.

The Bank Credit Agreement contains, and any future Credit Facilities or other agreements relating to Indebtedness to which the Company becomes a party may contain, restrictions on the ability of the Company to purchase any Notes, and also may provide that certain change of control events with respect to the Company would constitute a default thereunder. In the event a Change of Control occurs at a time when the Company is prohibited from purchasing Notes, the Company could seek the consents of its lenders to the purchase of Notes or could attempt to refinance the borrowings that contain such prohibition. If the Company does not obtain all such requisite consents or repay such borrowings, the Company will remain prohibited from purchasing Notes. In such case, the Company’s failure to purchase tendered Notes would constitute an Event of Default under the Indenture. In such circumstances, the subordination provisions in the Indenture would likely restrict payments to the holders of Notes. Thus, there can be no assurance that in the event of a Change of Control the Company will have sufficient funds, or that it will be permitted under the terms of the Bank Credit Agreement, to satisfy its obligations with respect to any or all of the tendered Notes.

The Company will not be required to make a Change of Control Offer upon a Change of Control if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the Indenture applicable to a Change of Control Offer made by the Company and purchases all Notes validly tendered and not withdrawn under such Change of Control Offer.

The definition of Change of Control includes a phrase relating to the sale, lease, transfer, conveyance or other disposition of “all or substantially all” of the assets of the Company and its Restricted Subsidiaries taken as a whole. Although there is a developing body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a holder of Notes to require the Company to repurchase such Notes as a result of a sale, lease, transfer, conveyance or other disposition of less than all of the assets of the Company or the Company and its Restricted Subsidiaries, taken as a whole, to another Person or group may be uncertain.

The presence of the Company’s Note repurchase obligation in the event of a Change of Control may deter potential bidders from attempting to acquire the Company, whether by merger, tender offer or otherwise. Such deterrence may have an adverse effect on the market price for the Company’s securities, particularly its common stock, which would presumably reflect the market’s perception of the likelihood of any takeover attempt at a premium to the market price.

Asset Sales

The Indenture provides that no Obligor will, directly or indirectly, consummate or enter into a binding commitment to consummate an Asset Sale unless:

(1)  such Obligor, as the case may be, receives consideration at the time of such Asset Sale at least equal to the fair market value of the assets sold or of which other disposition is made (as determined reasonably and in good faith by the Board of such Obligor), and

(2)  at least 75% of the consideration received by such Obligor from such Asset Sale will be cash or Cash Equivalents and will be received at the time of the consummation of any such Asset Sale. For purposes of this provision, each of the following shall be deemed to be cash:

(A)  any liabilities as shown on the Obligors’ most recent balance sheet (or in the notes thereto) (other than (i) Indebtedness subordinate in right of payment to the Notes, (ii) contingent liabilities, (iii) liabilities or Indebtedness to Affiliates of the Company and (iv) Non-Recourse Indebtedness) that are assumed by the transferee of any such assets, and

(B)  to the extent of the cash received, any notes or other obligations received by the Company or any such Restricted Subsidiary from such transferee that are converted by such Obligor into cash within 60 days of receipt.

Notwithstanding the foregoing, an Obligor will be permitted to consummate an Asset Sale without complying with the foregoing provisions if:

(1)  such Obligor receives consideration at the time of such Asset Sale at least equal to the fair market value of the assets or other property sold, issued or otherwise disposed of (as evidenced by a resolution of the Board of such Obligor) as set forth in an Officers’ Certificate delivered to the Trustee,

(2)  the transaction constitutes a “like-kind exchange” of the type contemplated by Section 1031 of the Internal Revenue Code, and

(3)  the consideration for such Asset Sale constitutes Productive Assets; provided that any non-cash consideration not constituting Productive Assets received by such Obligor in connection with such Asset Sale that is converted into or sold or otherwise disposed of for cash or Cash Equivalents at any time within 360 days after such Asset Sale and any Productive Assets constituting cash or Cash Equivalents received by such Obligor in connection with such Asset Sale shall constitute Net Cash Proceeds subject to the provisions set forth above.

Upon the consummation of an Asset Sale, the Company or the affected Obligor will be required to apply all Net Cash Proceeds that are received from such Asset Sale within 360 days of the receipt thereof either:

(1)  to reinvest (or enter into a binding commitment to invest, if such investment is effected within 360 days after the date of such commitment) in Productive Assets or in Asset Acquisitions not otherwise prohibited by the Indenture, or

(2)  to permanently prepay or repay Indebtedness of any Obligor other than Indebtedness that is subordinate in right of payment to the Notes.

Pending the final application of any such Net Cash Proceeds, the Obligors may temporarily reduce revolving Indebtedness or otherwise invest such Net Cash Proceeds in any manner not prohibited by the Indenture.

On the 361st day after an Asset Sale or such earlier date, if any, as the Board of the Company or the affected Obligor determines not to apply the Net Cash Proceeds relating to such Asset Sale as set forth in clauses (1) or (2) of the preceding paragraph (each a “Net Proceeds Offer Trigger Date”), such aggregate amount of Net Cash Proceeds which have not been applied on or before such Net Proceeds Offer Trigger Date as permitted in clauses (1) or (2) of the preceding paragraph (each a “Net Proceeds Offer Amount”), will be applied by the Company to make an offer to purchase (the “Net Proceeds Offer”), on a date (the “Net Proceeds Offer Payment Date”) not less than 30 nor more than 60 days following the applicable Net Proceeds Offer Trigger Date, on a pro rata basis (A) Notes at a purchase price in cash equal to 100% of the aggregate principal amount of Notes, in each case, plus accrued and unpaid interest thereon on the Net Proceeds Offer Payment Date and (B) the outstanding 9 1/4% Senior Subordinated Notes due 2007 or other Indebtedness Incurred by the Company which is pari passu with the Notes, in each case to the extent required by the terms thereof; provided that if at any time within 360 days after an Asset Sale any non-cash consideration received by the Company or the affected Obligor in connection with such Asset Sale is converted into or sold or otherwise disposed of for cash, then such conversion or disposition will be deemed to constitute an Asset Sale hereunder and the Net Cash Proceeds thereof will be applied in accordance with this covenant. To the extent that the aggregate principal amount of Notes tendered pursuant to the Net Proceeds Offer is less than the Net Proceeds Offer Amount, the Obligors may use any remaining proceeds of such Asset Sales for general corporate purposes (but subject to the other terms of the Indenture). Upon completion of a Net Proceeds Offer, the Net Proceeds Offer Amount relating to such Net Proceeds Offer will be deemed to be zero for purposes of any subsequent Asset Sale. In the event that a Restricted Subsidiary consummates an Asset Sale, only that portion of the Net Cash Proceeds therefrom (including any Net Cash Proceeds received upon the sale or other disposition of any noncash proceeds received in connection with an Asset Sale) that are distributed to or received by any Obligor will be required to be applied by the Obligors in accordance with the provisions of this paragraph.

Notwithstanding the foregoing, if a Net Proceeds Offer Amount is less than $10 million the application of the Net Cash Proceeds constituting such Net Proceeds Offer Amount to a Net Proceeds Offer may be deferred until such time as such Net Proceeds Offer Amount plus the aggregate amount of all Net Proceeds Offer Amounts arising subsequent to the Issue Date of the Notes from all Asset Sales by the Obligors in respect of which a Net Proceeds Offer has not been made aggregate at least $10 million at which time the affected Obligor will apply all Net Cash Proceeds constituting all Net Proceeds Offer Amounts that have been so deferred to make a Net Proceeds Offer (each date on which the aggregate of all such deferred Net Proceeds Offer Amounts is equal to $10 million or more will be deemed to be a Net Proceeds Offer Trigger Date). In connection with any Asset Sale with respect to assets having a book value in excess of $10 million or as to which it is expected that the aggregate consideration therefor to be received by the affected Obligor will exceed $10 million in value, such Asset Sale will be approved, prior to the consummation thereof, by the Board of the applicable Obligor.

Certain Covenants

Restricted Payments

The Indenture provides that neither the Company nor any Restricted Subsidiary will, directly or indirectly:

(1)  declare or pay any dividend or make any other payment or distribution (other than dividends or distributions payable solely in Qualified Capital Stock of the Company or dividends or distributions payable to the Company or a Restricted Subsidiary) in respect of the Company’s or any Restricted Subsidiary’s Equity Interests (including, without limitation, any payment in connection with any merger or consolidation involving the Company or such Restricted Subsidiary, as applicable) or to the direct or indirect holders of the Company’s or such Restricted Subsidiary’s Equity Interests in their capacity as such,

(2)  purchase, redeem or otherwise acquire or retire for value (including, without limitation, any payment in connection with any merger or consolidation involving the Company or any Restricted Subsidiary) Equity Interests of the Company or any Restricted Subsidiary or of any direct or indirect parent or Affiliate of the Company or any Restricted Subsidiary (other than any such Equity Interests owned by the Company or any Restricted Subsidiary),

(3)  make any payment on or with respect to, or purchase, defease, redeem, prepay, decrease or otherwise acquire or retire for value any Indebtedness that is subordinate in right of payment to the Notes, except a payment at Stated Maturity, or

(4)  make any Investment (other than Permitted Investments) (each of the foregoing prohibited actions set forth in clauses (1), (2), (3) and (4) being referred to as a “Restricted Payment”),

if at the time of such proposed Restricted Payment or immediately after giving effect thereto,

(1)  a Default or an Event of Default has occurred and is continuing or would result therefrom,

(2)  the Company is not, or would not be, able to Incur at least $1.00 of additional Indebtedness under the Consolidated Coverage Ratio test described in the second paragraph of the covenant described below under the caption “Incurrence of Indebtedness and Issuance of Preferred Stock,” or

(3)  the aggregate amount of Restricted Payments (including such proposed Restricted Payment) made subsequent to the Issue Date (the amount expended for such purposes, if other than in cash, being the fair market value of such property as determined reasonably and in good faith by the Board of the Company) exceeds or would exceed the sum, without duplication, of:

(A)  50% of the cumulative Consolidated Net Income (or if cumulative Consolidated Net Income shall be a loss, minus 100% of such loss) of the Company and the Restricted Subsidiaries during the period (treating such period as a single accounting period) beginning on the Issue Date and ending on the last day of the most recent fiscal quarter of the Company ending immediately prior to the date of the making of such Restricted Payment for which internal financial statements are available ending not more than 135 days prior to the date of determination, plus

(B)  100% of the aggregate net cash proceeds received by the Company from any Person (other than from a Subsidiary of the Company) from the issuance and sale of Qualified Capital Stock of the Company or the conversion of debt securities or Disqualified Capital Stock into Qualified Capital Stock (to the extent that proceeds of the issuance of such Qualified Capital Stock would have been includable in this clause if such Qualified Capital Stock had been initially issued for cash) subsequent to the Issue Date and on or prior to the date of the making of such Restricted Payment (excluding any Qualified Capital Stock of the Company the purchase price of which has been financed directly or indirectly using funds (i) borrowed from the Company or any Restricted Subsidiary, unless and until and to the extent such borrowing is repaid, or (ii) contributed, extended, guaranteed or advanced by the Company or any Restricted Subsidiary (including, without limitation, in respect of any employee stock ownership or benefit plan)), plus

(C)  100% of the aggregate cash received by the Company subsequent to the Issue Date and on or prior to the date of the making of such Restricted Payment upon the exercise of options or warrants (whether issued prior to or after the Issue Date) to purchase Qualified Capital Stock of the Company, plus

(D)  to the extent that any Restricted Investment that was made after the Issue Date is sold for cash or Cash Equivalents or otherwise liquidated or repaid for cash or Cash Equivalents, or any dividends, distributions, principal repayments, or returns of capital are received by the Company or any Restricted Subsidiary in respect of any Restricted Investment, the proceeds of such sale, liquidation, repayment, dividend, distribution, principal repayment or return of capital, in each such case (i) reduced by the amount of any Amount Limitation Restoration (as defined below) for such Restricted Investment and (ii) valued at the cash or marked-to-market value of Cash Equivalents received with respect to such Restricted Investment (less the cost of disposition, if any), plus

(E)  to the extent that any Person becomes a Restricted Subsidiary or an Unrestricted Subsidiary is redesignated as a Restricted Subsidiary after the date of the Indenture, the lesser of (i) the fair market value of the Restricted Investment of the Company and its Restricted Subsidiaries in such Person as of the date it becomes a Restricted Subsidiary or in such Unrestricted Subsidiary on the date of redesignation as a Restricted Subsidiary or (ii) the fair market value of such Restricted Investment as of the date such Restricted Investment was originally made in such Person or, in the case of the redesignation of an Unrestricted Subsidiary into a Restricted Subsidiary which Subsidiary was designated as an Unrestricted Subsidiary after the date of the Indenture, the amount of the Company’s Restricted Investment therein as determined under the last paragraph of this covenant, plus the aggregate fair market value of any additional Restricted Investments (each valued as of the date made) by the Company and its Restricted Subsidiaries in such Unrestricted Subsidiary after the date of the Indenture; provided that any amount so determined in (i) or (ii) shall be reduced to the extent that such Investment shall have been recouped as an Amount Limitation Restoration to the Amount Limitations of clause (4) (including (4)(A)) or (6) below.

Notwithstanding the foregoing, the provisions set forth in the immediately preceding paragraph will not prohibit:

(1)  the payment of any dividend or the making of any distribution within 60 days after the date of declaration of such dividend or distribution if the making thereof would have been permitted on the date of declaration; provided such dividend will be deemed to have been made as of its date of declaration or the giving of such notice for purposes of this clause (1);

(2)  the redemption, repurchase, retirement or other acquisition of Capital Stock of the Company or warrants, rights or options to acquire Capital Stock of the Company either (A) solely in exchange for shares of Qualified Capital Stock of the Company or warrants, rights or options to acquire Qualified Capital Stock of the Company, or (B) through the application of net proceeds of a substantially concurrent sale for cash (other than to a Subsidiary of the Company) of shares of Qualified Capital Stock of the Company or warrants, rights or options to acquire Qualified Capital Stock of the Company; provided that no Default or Event of Default shall have occurred and be continuing at the time of such Restricted Payment or would result therefrom;

(3)  the redemption, repurchase, retirement, defeasance or other acquisition of Indebtedness of any Obligor that is subordinate or junior in right of payment to the Notes or the Guaranties either (A) solely in exchange for shares of Qualified Capital Stock of the Company or for Permitted Refinancing Indebtedness, or (B) through the application of the net proceeds of a substantially concurrent sale for cash (other than to an Obligor) of (i) shares of Qualified Capital Stock of the Company or warrants, rights or options to acquire Qualified Capital Stock of the Company or (ii) Permitted Refinancing Indebtedness; provided that no Default or Event of Default shall have occurred and be continuing at the time of such Restricted Payment pursuant to this clause (3) and would not result therefrom;

(4)  Restricted Payments in an amount not in excess of $50 million in the aggregate for all such Restricted Payments made in reliance upon this clause (4), for the purpose of (A) Limited Real Estate Development not to exceed $25 million or (B) developing, constructing, improving or acquiring (i) a Casino or Casinos or, if applicable, any Related Business in connection with such Casino or Casinos or (ii) a Related Business to be used primarily in connection with an existing Casino or Casinos;

(5)  redemptions, repurchases or repayments to the extent required by any Gaming Authority having jurisdiction over the Company or any Restricted Subsidiary or deemed necessary by the Board of the Company in order to avoid the suspension, revocation or denial of a gaming license by any Gaming Authority;

(6)  other Restricted Payments not to exceed $25 million in the aggregate; provided no Default or Event of Default then exists or would result therefrom;

(7)  repurchases by the Company of its common stock, options, warrants or other securities exercisable or convertible into such common stock from employees and directors of the Company or any of its respective Subsidiaries upon death, disability or termination of employment or directorship of such employees or directors;

(8)  the payment of any amounts in respect of Equity Interests by any Restricted Subsidiary organized as a partnership or a limited liability company or other pass-through entity:

(A)  to the extent of capital contributions made to such Restricted Subsidiary (other than capital contributions made to such Restricted Subsidiary by the Company or any Restricted Subsidiary),

(B)  to the extent required by applicable law, or

(C)  to the extent necessary for holders thereof to pay taxes with respect to the net income of such Restricted Subsidiary, the payment of which amounts under this clause (C) is required by the terms of the relevant partnership agreement, limited liability company operating agreement or other governing document;

provided, that except in the case of clause (B) and (C), no Default or Event of Default has occurred and is continuing at the time of such Restricted Payment or would result therefrom, and provided further that, except in the case of clause (B) or (C), such distributions are made pro rata in accordance with the respective Equity Interests contemporaneously with the distributions paid to the Company or a Restricted Subsidiary or their Affiliates holding an interest in such Equity Interests;

(9)  Investments in Unrestricted Subsidiaries, joint ventures, partnerships or limited liability companies consisting of conveyances of substantially undeveloped real estate in a number of acres which, after giving effect to any such conveyance, would not exceed in the aggregate for all such conveyances after the Issue Date, 50% of the sum of (A) the acres of undeveloped real estate held by the Company and its Restricted Subsidiaries on the date of such conveyance plus (B) the acres of undeveloped real estate previously so conveyed by the Company and its Restricted Subsidiaries after the Issue Date; provided, that no Default or Event of Default has occurred and is continuing at the time of such Restricted Payment or would result therefrom;

(10)  Investments, not to exceed $15 million in the aggregate, in any combination of (A) readily marketable equity securities and (B) assets of the kinds described in the definition of “Cash Equivalents”; provided, that for the purposes of this clause (10), such Investments may be made without regard to the rating requirements or the maturity limitations set forth in such definition;

(11)  the payment of any dividend or distributions by a Restricted Subsidiary of the Company to the holders of its Equity Interests on a pro rata basis;

(12)  the repurchase of Equity Interests deemed to occur upon the exercise of stock options to the extent such Equity Interests represent a portion of the exercise price of those stock options;

(13)  the declaration and payment of regularly scheduled or accrued dividends to holders of any class or series of Disqualified Capital Stock of the Company or any Restricted Subsidiary of the Company issued on or after the date of the Indenture in accordance with the Consolidated Coverage Ratio test described below under the caption “—Incurrence of Indebtedness and Issuance of Preferred Stock;” or

(14)  contributions, payments, loans or remittances to the Argentina Subsidiaries from the Company or a Restricted Subsidiary of the Argentina Contribution Amount.

In determining the aggregate amount of Restricted Payments made subsequent to the Issue Date, Restricted Payments made pursuant to clauses (2), (3), (4), (6), (8), (9), (11), (12) and (14) of this paragraph shall, in each case, be excluded from such calculation; provided, that any amounts expended or liabilities incurred in respect of fees, premiums or similar payments in connection therewith shall be included in such calculation. Restricted Payments under clauses (4), (4)(A), (6) and (10) shall be limited to the respective amounts of $50 million, $25 million, $25 million and $15 million set forth in such clauses (each, an “Amount Limitation”). The Amount Limitation for each clause shall be permanently reduced at the time of any Restricted Payment made under such clause; provided, however, that to the extent that a Restricted Investment made under such clause is sold for cash or Cash Equivalents or otherwise liquidated or repaid for cash or Cash Equivalents, or principal repayments or returns of capital are received by the Company or any Restricted Subsidiary in respect of such Restricted Investment, valued, in each such case at the cash or marked-to-market value of Cash Equivalents received with respect to such Restricted Investment (less the cost of disposition, if any), then the Amount Limitation for such clause shall be increased by the amount so received by the Company or a Restricted Subsidiary (an “Amount Limitation Restoration”). In no event shall the aggregate Amount Limitation Restorations for a Restricted Investment exceed the original amount of such Restricted Investment.

With respect to clauses (4), (4)(A) and (6) above, the respective Amount Limitation under each such clause, as applicable, shall also be increased when any Person becomes a Restricted Subsidiary or an Unrestricted Subsidiary is redesignated as a Restricted Subsidiary (each such increase also referred to as an “Amount Limitation Restoration”) by the lesser of (i) the fair market value of the Restricted Investment made under clause (4), (4)(A) or (6) in such Person as of the date it becomes a Restricted Subsidiary or in such Unrestricted Subsidiary as of the date of redesignation, as the case may be, or (ii) the fair market value of such Restricted Investment as of the date such Restricted Investment was originally made in such Person or, in the case of the redesignation of an Unrestricted Subsidiary into a Restricted Subsidiary which Subsidiary was designated as an Unrestricted Subsidiary after the date of the Indenture, the amount of the Company’s Restricted Investment therein as determined under the last paragraph of this covenant, plus the aggregate fair market value of any additional Investments (each valued as of the date made) made under clause (4), (4)(A) or (6) in such Unrestricted Subsidiary after the date of the Indenture.

Not less than once each fiscal quarter in which the Company has made a Restricted Payment, the Company shall deliver to the Trustee an Officers’ Certificate stating that each Restricted Payment (and any Amount Limitation Restoration relied upon in making such Restricted Payment) made during the prior fiscal quarter complies with the Indenture and setting forth in reasonable detail the basis upon which the required calculations were computed, including any applicable calculations of the Argentina Receipts, Argentina Contribution Amount

and the Reclassified Argentina Receipts (upon which the Trustee may conclusively rely without any investigation whatsoever), which calculations may be based upon the Company’s latest available internal quarterly financial statements. In the event that the Company makes one or more Restricted Payments in an amount exceeding $3 million that have not been covered by an Officers’ Certificate issued pursuant to the immediately preceding sentence, the Company shall deliver to the Trustee an Officers’ Certificate stating that such Restricted Payments (and any Amount Limitation Restoration relied upon in making such Restricted Payment) comply with the Indenture and setting forth in reasonable detail the basis upon which the required calculations were computed (upon which the Trustee may conclusively rely without any investigation whatsoever), which calculations may be based upon the Company’s latest available internal quarterly financial statements.

The Board of the Company may designate any of its Restricted Subsidiaries to be Unrestricted Subsidiaries if such designation would not cause a Default. For purposes of making such determination, all outstanding Investments by the Obligors (except to the extent repaid in cash or in kind) in the Subsidiary so designated will be deemed to be Restricted Payments at the time of such designation and will reduce the amount available for Restricted Payments under the first paragraph of this covenant. All such outstanding Investments will be deemed to constitute Investments in an amount equal to the greatest of:

(1)  the net book value of such Investments at the time of such designation,

(2)  the fair market value of such Investments at the time of such designation, and

(3)  the original fair market value of such Investments at the time they were made.

Such designation will only be permitted if such Restricted Payment would be permitted at such time and if such Restricted Subsidiary otherwise meets the definition of an Unrestricted Subsidiary.

Incurrence of Indebtedness and Issuance of Preferred Stock

The Indenture provides that the Company will not, directly or indirectly:

(1)  Incur any Indebtedness or issue any Disqualified Capital Stock, other than Permitted Indebtedness, or

(2)  cause or permit any of its Restricted Subsidiaries to Incur any Indebtedness or issue any Disqualified Capital Stock or preferred stock, in each case, other than Permitted Indebtedness.

Notwithstanding the foregoing limitations, the Company may issue Disqualified Capital Stock, and any Obligor may Incur Indebtedness (including, without limitation, Acquired Debt) or issue preferred stock, if:

(1)  no Default or Event of Default shall have occurred and be continuing on the date of the proposed Incurrence or issuance or would result as a consequence of such proposed Incurrence or issuance, and

(2)  immediately after giving pro forma effect to such proposed Incurrence or issuance and the receipt and application of the net proceeds therefrom, the Company’s Consolidated Coverage Ratio would not be less than 2.00:1.00.

Any Indebtedness of any Person existing at the time it becomes a Restricted Subsidiary (whether by merger, consolidation, acquisition of capital stock or otherwise) shall be deemed to be Incurred as of the date such Person becomes a Restricted Subsidiary.

For purposes of determining compliance with this covenant, in the event that an item of Indebtedness meets the criteria of more than one of the categories of Permitted Indebtedness described in clauses (1) through (13) of such definition or is entitled to be Incurred pursuant to the second paragraph of this covenant, the Company will, in its sole discretion, classify such item of Indebtedness in any manner that complies with this covenant and such item of Indebtedness will be treated as having been Incurred pursuant to only one of such clauses or pursuant to the second paragraph hereof. The Company may reclassify such Indebtedness from time to time in its sole discretion and may classify any item of Indebtedness in part under one or more of the categories of Permitted Indebtedness and/or in part as Indebtedness entitled to be Incurred pursuant to the second paragraph of this covenant. Accrual of interest and the accretion of principal amount will not be deemed to be an Incurrence of Indebtedness for purposes of this covenant.

Liens

The Indenture provides that no Obligor will, directly or indirectly, create, Incur or assume any Lien, except a Permitted Lien, securing Indebtedness that is pari passu with or subordinate in right of payment to the Notes or the Guaranties, on or with respect to any of its property or assets including any shares of stock or Indebtedness of any Restricted Subsidiary, whether owned on the Issue Date or thereafter acquired, or any income, profits or proceeds therefrom, unless:

(1)  in the case of any Lien securing Indebtedness that is pari passu in right of payment with the Notes or the Guaranties, the Notes or the Guaranties are secured by a Lien on such property, assets or proceeds that is senior in priority to or pari passu with such Lien, and

(2)  in the case of any Lien securing Indebtedness that is subordinate in right of payment to the Notes or the Guaranties, the Notes or the Guaranties are secured by a Lien on such property, assets or proceeds that is senior in priority to such Lien.

Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries

The Indenture provides that no Obligor will, directly or indirectly, create or otherwise cause or permit or suffer to exist or become effective any encumbrance or restriction on the ability of any Restricted Subsidiary to:

(1)  pay dividends or make any other distributions on its Capital Stock,

(2)  make loans or advances to or pay any Indebtedness or other obligations owed to any Obligor or to any Restricted Subsidiary, or

(3)  transfer any of its property or assets to any Obligor or to any Restricted Subsidiary (each such encumbrance or restriction in clause (1), (2) or (3), a “Payment Restriction”).

However, the preceding restrictions will not apply to encumbrances or restrictions existing under or by reason of:

(A)  applicable law or required by any Gaming Authority;

(B)  the Indenture;

(C)  customary non-assignment provisions of any purchase money financing contract or lease of any Restricted Subsidiary entered into in the ordinary course of business of such Restricted Subsidiary;

(D)  any instrument governing Acquired Debt Incurred in connection with an acquisition by any Obligor or Restricted Subsidiary in accordance with the Indenture as the same was in effect on the date of such Incurrence; provided that such encumbrance or restriction is not, and will not be, applicable to any Person, or the properties or assets of any Person, other than the Person and its Subsidiaries or the property or assets, including directly-related assets, such as accessions and proceeds so acquired or leased;

(E)  any restriction or encumbrance contained in contracts for the sale of assets to be consummated in accordance with the Indenture solely in respect of the assets to be sold pursuant to such contract;

(F)  any restrictions of the nature described in clause (3) above with respect to the transfer of assets secured by a Lien that was permitted by the Indenture to be Incurred;

(G)  any encumbrance or restriction contained in Permitted Refinancing Indebtedness; provided that the provisions relating to such encumbrance or restriction contained in any such Permitted

Refinancing Indebtedness are no less favorable to the holders of the Notes in any material respect in the good faith judgment of the Board of the Company than the provisions relating to such encumbrance or restriction contained in the Indebtedness being refinanced;

(H)  agreements governing Indebtedness of the Company or its Restricted Subsidiaries existing on the Issue Date, including the Bank Credit Agreement and any amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings of those agreements; provided that the amendments, modifications, restatements, renewals, increases, supplements, refundings, replacement or refinancings are no more restrictive, taken as a whole, with respect to such dividend and other payment restrictions than those contained in those agreements on the date of the Indenture, taken as a whole; or

(I)  any agreement for the sale or other disposition of a Restricted Subsidiary that restricts distributions by that Restricted Subsidiary pending the sale or other disposition.

Merger, Consolidation, or Sale of Assets

The Indenture provides that no Obligor may, in a single transaction or a series of related transactions, consolidate or merge with or into any Person, or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of such Obligor’s properties or assets whether as an entirety or substantially as an entirety to any Person or adopt a Plan of Liquidation unless:

(1)  either

(A)  in the case of a consolidation or merger, such Obligor (other than the Company, or any successor thereto) shall be the surviving or continuing entity and if such Obligor is the Company, or any successor thereto, such Obligor is the surviving or continuing corporation, or

(B)  the Person (if other than such Obligor) formed by such consolidation or into which such Obligor is merged or the Person which acquires by sale, assignment, transfer, lease, conveyance or other disposition of the properties and assets of such Obligor and of such Obligor’s Subsidiaries substantially as an entirety, or in the case of a Plan of Liquidation, the Person to which assets of such Obligor and such Obligor’s Subsidiaries have been transferred (i) shall be an entity (which shall be a corporation in the case of the Company or any successor thereto) organized and validly existing under the laws of the United States or any State thereof or the District of Columbia and (ii) shall expressly assume, by supplemental indenture (in form and substance satisfactory to the Trustee), executed and delivered to the Trustee, the due and punctual payment of the principal of, and premium, if any, and interest on all of the Notes and, if applicable, the Guaranties and the performance of every covenant of the Notes and the Indenture on the part of such Obligor to be performed or observed;

(2)  in the event that such transaction involves (A) the incurrence by the Company or any Restricted Subsidiary, directly or indirectly, of additional Indebtedness (and treating any Indebtedness not previously an obligation of the Company or any of its Restricted Subsidiaries incurred in connection with or as a result of such transaction as having been incurred at the time of such transaction) and/or (B) the assumption contemplated by clause (1)(B)(ii) above (including giving effect to any Indebtedness and Acquired Debt Incurred or anticipated to be Incurred in connection with or in respect of such transaction), then immediately after giving effect to such incurrence and/or assumption under clauses (A) and (B), (i) the Obligors, including any such other Person becoming an Obligor through the operation of clause (1)(B) above could Incur at least $1.00 of Indebtedness (other than Permitted Indebtedness) pursuant to the Consolidated Coverage Ratio test described above under the caption “—Incurrence of Indebtedness and Issuance of Preferred Stock” or (ii) any other Person which would, as a result of the applicable transaction, properly classify such Obligor as a consolidated subsidiary in accordance with GAAP, satisfied the conditions set forth in clause (1)(B)(i) above and either (a) also satisfied the condition set forth in clause (1)(B)(ii) above and caused each acquired Person to become a Guarantor or (b) became a Guarantor, and, in either such case, after giving effect to such assumption of the Notes or Incurrence of Obligations under the Guaranty, such assuming or guarantying Person would be able to Incur at least $1.00 of Indebtedness pursuant to the Consolidated Coverage Ratio test described above under the caption “—Incurrence of Indebtedness and Issuance of Preferred Stock;”

(3)  immediately before and immediately after giving effect to such transaction and the assumption contemplated by clause (1)(B)(ii) above (including, without limitation, giving effect to any Indebtedness and Acquired Debt Incurred or anticipated to be Incurred and any Lien granted in connection with or in respect of the transaction) no Default and no Event of Default shall have occurred or be continuing; and

(4)  such Obligor or such other Person shall have delivered to the Trustee an Officers’ Certificate and an opinion of counsel, each stating that such consolidation, merger, sale, assignment, transfer, lease, conveyance, other disposition or Plan of Liquidation and, if a supplemental indenture is required in connection with such transaction, such supplemental indenture, comply with the applicable provisions of the Indenture and that all conditions precedent in the Indenture relating to such transaction have been satisfied.

Notwithstanding clause (2) above:

(A)  any Restricted Subsidiary may consolidate with, or merge with or into, or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its assets to the Company or to a Restricted Subsidiary, and

(B)  any Obligor may consolidate with or merge with or into, or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its assets to any Person that has conducted no business and Incurred no Indebtedness or other liabilities if such transaction is solely for the purpose of effecting a change in the state of incorporation or form of organization of such Obligor.

For purposes of the foregoing, the transfer (by lease, assignment, sale or otherwise, in a single transaction or series of transactions) of all or substantially all of the properties and assets of one or more Subsidiaries of the Company, the Capital Stock of which constitutes all or substantially all of the properties and assets of the Company, shall be deemed to be the transfer of all or substantially all of the properties and assets of the Company.

Transactions With Affiliates

The Indenture provides that no Obligor will make any payment to, or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into or make or amend any transaction, contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, any Affiliate (each of the foregoing, an “Affiliate Transaction”), unless:

(1)  such Affiliate Transaction is, considered in light of any series of related transactions of which it comprises a part, on terms that are fair and reasonable and no less favorable to such Obligor than those that might reasonably have been obtained at such time in a comparable transaction or series of related transactions on an arms-length basis from a Person that is not such an Affiliate;

(2)  with respect to any Affiliate Transaction involving aggregate consideration of $5 million or more to the affected Obligor, a majority of the disinterested members of the Board of the Company (and of any other affected Obligor, where applicable) shall, prior to the consummation of any portion of such Affiliate Transaction, have reasonably and in good faith determined, as evidenced by a resolution of its Board, that such Affiliate Transaction meets the requirements of the foregoing clause; and

(3)  with respect to any Affiliate Transaction involving value of $15 million or more to the affected Obligor, the Board of the applicable Obligor shall have received prior to the consummation of any portion of such Affiliate Transaction, a written opinion from an independent investment banking, accounting or appraisal firm of recognized national standing that such Affiliate Transaction is on terms that are fair to such Obligor from a financial point of view.

The foregoing restrictions will not apply to:

(1)  reasonable fees and compensation (including any such compensation in the form of Equity Interests not derived from Disqualified Capital Stock, together with loans and advances, the proceeds of which are used to acquire such Equity Interests) paid to, and indemnity provided on behalf of, officers, directors, employees or consultants of the Obligors as determined in good faith by the Board or senior management,

(2)  any transaction solely between or among Obligors and Restricted Subsidiaries to the extent any such transaction is otherwise in compliance with, or not prohibited by, the Indenture,

(3)  any Restricted Payment permitted by the terms of the covenant described above under the heading “—Restricted Payments” or any Permitted Investment,

(4)  provision of management and related services and goods related thereto (including any agreements therefor) to an Unrestricted Subsidiary in connection with the development, construction and operation of gaming facilities, provided the Obligor is reimbursed for all costs and expenses it incurs in providing such services, or

(5)  transactions pursuant to agreements existing on the Issue Date which are set forth on a schedule to the Indenture.

No Subordinated Debt Senior to The Notes or Guaranties

The Indenture provides that no Obligor will Incur any Indebtedness that is subordinate or junior in right of payment to any Senior Debt and senior in any respect in right of payment to the Notes or the Guaranties.

Amendments to Subordination Provisions

The Indenture provides that, without the consent of the holders of 66 2/3% of the principal amount of the outstanding Notes, the Obligors will not amend, modify or alter the terms of any indebtedness subordinated to the Notes or the Guaranties in any way that will:

(1)  increase the rate of or change the time for payment of interest on such subordinated indebtedness,

(2)  increase the principal of, advance the final maturity date of or shorten the Weighted Average Life to Maturity of any such subordinated indebtedness,

(3)  alter the redemption provisions or the price or terms at which any Obligor is required to offer to purchase such subordinated indebtedness, or

(4)  amend the subordination provisions of any documents, instruments or agreements governing any such subordinated indebtedness, except to the extent that any of the foregoing would be required to permit any Obligor to make a Restricted Payment permitted by the covenant described above under the heading “—Restricted Payments.”

Lines of Business

The Indenture provides that the Obligors will not engage in any lines of business other than the Core Businesses.

Reports

The Indenture provides that, whether or not required by the rules and regulations of the Securities and Exchange Commission (the “Commission”), so long as any Notes are outstanding, the Company will furnish to the Trustee for mailing to the holders of Notes:

(1)  all quarterly and annual financial information that would be required to be contained in a filing or filings by the Company with the Commission on Forms 10-Q and 10-K if the Company was required to file such forms, including a “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and, with respect to the annual information only, a report thereon by the Company’s certified independent accountants, and

(2)  all current reports that would be required to be filed by the Company with the Commission on Form 8-K if the Company was required to file such reports,

in each case within 15 days of the time periods specified in the SEC’s rules and regulations.

In addition, whether or not required by the rules and regulations of the Commission, the Company will file a copy of all such information and reports with the Commission for public availability (unless the Commission will not accept such a filing) and make such information available to securities analysts and prospective investors upon request. The Indenture permits the Company to deliver the consolidated reports or financial information of the Company to comply with the foregoing requirements.

Events of Default and Remedies

The Indenture provides that each of the following constitutes an Event of Default:

(1)  default for 30 days in the payment when due of interest on the Notes or the Guaranties (whether or not prohibited by the subordination provisions of the Indenture);

(2)  default in payment of the principal of or premium, if any, on the Notes or the Guaranties when due and payable, at maturity, upon acceleration, redemption or otherwise (whether or not prohibited by the subordination provisions of the Indenture);

(3)  failure by any Obligor for 60 days after written notice to comply with any of its other agreements in the Indenture, the Notes or the Guaranties;

(4)  default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by any Obligor (or the payment of which is guaranteed by any Obligor) whether such Indebtedness or guarantee now exists, or is created after the Issue Date, which default:

(A)  is caused by a failure to pay principal of or premium, if any, or interest on such Indebtedness prior to the expiration of the grace period provided in such Indebtedness on the date of such default (a “Payment Default”), or

(B)  results in the acceleration of such Indebtedness prior to its express maturity and, in each case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a Payment Default or the maturity of which has been so accelerated, aggregates $10 million or more;

(5)  failure by any Obligor to pay final judgments aggregating in excess of $10 million, net of any applicable insurance, the carrier or underwriter with respect to which has acknowledged liability in writing, which judgments are not paid, discharged or stayed for a period of 60 days; and

(6)  certain events of bankruptcy or insolvency with respect to any Obligor.

If an Event of Default (other than an Event of Default with respect to certain events of bankruptcy, insolvency or reorganization) occurs and is continuing, then and in every such case, the Trustee or the holders of not less than 25% in aggregate principal amount of the then outstanding Notes may declare the principal amount, together with any accrued and unpaid interest and premium on all the Notes and Guaranties then outstanding to be due and payable, by a notice in writing to the Company (and to the Trustee, if given by holders) specifying the

Event of Default and that it is a “notice of acceleration” and on the fifth Business Day after delivery of such notice the principal amount, in either case, together with any accrued and unpaid interest and premium on all the Notes or the Guaranties then outstanding will become immediately due and payable, notwithstanding anything contained in the Indenture, the Notes or the Guaranties to the contrary. Upon the occurrence of specified Events of Default relating to bankruptcy, insolvency or reorganization, the principal amount, together with any accrued and unpaid interest and premium, will immediately and automatically become due and payable, without the necessity of notice or any other action by any Person. Holders of the Notes may not enforce the Indenture, the Notes or the Guaranties except as provided in the Indenture. Subject to certain limitations, holders of a majority in principal amount of the then outstanding Notes may direct the Trustee in its exercise of any trust or power. The Trustee may withhold from holders of the Notes notice of any continuing Default or Event of Default (except a Default or Event of Default relating to the payment of principal or interest) if it determines that withholding notice is in their interest.

In the case of any Event of Default occurring by reason of any willful action (or inaction) taken (or not taken) by or on behalf of any Obligor with the intention of avoiding payment of the premium that the Company would have had to pay if the Company then had elected to redeem the Notes pursuant to the optional redemption provisions of the Indenture, an equivalent premium shall also become and be immediately due and payable to the extent permitted by law upon the acceleration of the Notes. If an Event of Default occurs prior to October 1, 2008 by reason of any willful action (or inaction) taken (or not taken) by or on behalf of the Company with the intention of avoiding the prohibition on redemption of the Notes prior to October 1, 2008, then the additional premium specified in the Indenture shall also become immediately due and payable to the extent permitted by law upon the acceleration of the Notes and Guaranties.

The holders of a majority in aggregate principal amount of the Notes then outstanding by notice to the Trustee may on behalf of the holders of all of the Notes waive any existing Default or Event of Default and its consequences under the Indenture except a continuing Default or Event of Default in the payment of principal of, premium, if any, or interest on the Notes or the Guaranties.

The Company will be required to deliver to the Trustee annually statements regarding compliance with the Indenture, and the Company is required upon becoming aware of any Default or Event of Default, to deliver to the Trustee a statement specifying such Default or Event of Default.

No Personal Liability of Directors, Officers, Employees and Stockholders

No past, present or future director, officer, employee, agent, manager, partner, member, incorporator or stockholder of any Obligor, in such capacity, will have any liability for any obligations of any Obligor under the Notes, the Indenture or the Guaranties or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each holder of Notes by accepting a Note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Notes and the Guaranties. Such waiver may not be effective to waive liabilities under the federal securities laws and it is the view of the Commission that such a waiver is against public policy.

Legal Defeasance and Covenant Defeasance

The Company may, at its option and at any time, elect to have all of its obligations discharged with respect to the outstanding Notes and all obligations of the Guarantors discharged with respect to their Guarantees (“Legal Defeasance”) except for:

(1)  the rights of holders of outstanding Notes to receive payments in respect of the principal of, premium, if any, and interest on such Notes when such payments are due from the trust referred to below;

(2)  the Company’s obligations with respect to the Notes concerning issuing temporary Notes, registration of Notes, mutilated, destroyed, lost or stolen Notes and the maintenance of an office or agency for payment and money for security payments held in trust;

(3)  the rights, powers, trusts, duties and immunities of the Trustee, and the Company’s obligations in connection therewith; and

(4)  the Legal Defeasance provisions of the Indenture.

In addition, the Company may, at its option and at any time, elect to have the obligations of the Company and the Guarantors released with respect to certain covenants that are described in the Indenture (“Covenant Defeasance”) and thereafter any omission to comply with those covenants shall not constitute a Default or Event of Default with respect to the Notes. In the event Covenant Defeasance occurs, certain events (not including non-payment, bankruptcy, receivership, rehabilitation and insolvency events) described under “Events of Default and Remedies” will no longer constitute an Event of Default with respect to the Notes.

In order to exercise either Legal Defeasance or Covenant Defeasance:

(1)  the Company must irrevocably deposit with the Trustee, in trust, for the benefit of the holders of the Notes, cash in U.S. dollars, non-callable Government Securities, or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of, premium, if any, and interest on the outstanding Notes on the stated maturity or on the applicable redemption date, as the case may be, and the Company must specify whether the Notes are being defeased to maturity or to a particular redemption date;

(2)  in the case of Legal Defeasance, the Company shall have delivered to the Trustee an opinion of counsel reasonably acceptable to the Trustee confirming that:

(A)  the Company has received from, or there has been published by, the Internal Revenue Service a ruling, or

(B)  since the date of the Indenture, there has been a change in the applicable federal income tax law,

in either case to the effect that, and based thereon such opinion of counsel shall confirm that, the holders of the outstanding Notes will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

(3)  in the case of Covenant Defeasance, the Company shall have delivered to the Trustee an opinion of counsel reasonably acceptable to the Trustee confirming that the holders of the outstanding Notes will not recognize income, gain or loss for federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

(4)  no Default or Event of Default shall have occurred and be continuing either:

(A)  on the date of such deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit); or

(B)  insofar as Events of Default from bankruptcy or insolvency events are concerned, at any time in the period ending on the 91st day after the date of deposit;

(5)  such Legal Defeasance or Covenant Defeasance will not result in a breach or violation of, or constitute a default under any material agreement or instrument (other than the Indenture) to which the Company or any of its Restricted Subsidiaries is a party or by which the Company or any of its Restricted Subsidiaries is bound;

(6)  the Company must have delivered to the Trustee an opinion of counsel to the effect that after the 91st day following the deposit, the trust funds will not be subject to the effect of any applicable Bankruptcy Law;

(7)  the Company must deliver to the Trustee an Officers’ Certificate stating that the deposit was not made by the Company with the intent of preferring the holders of Notes over the other creditors of the Company with the intent of defeating, hindering, delaying or defrauding creditors of the Company or others; and

(8)  the Company must deliver to the Trustee an Officers’ Certificate and an opinion of counsel, each stating that all conditions precedent relating to the Legal Defeasance or the Covenant Defeasance have been complied with.

Transfer and Exchange

A holder may transfer or exchange Notes in accordance with the Indenture. The Registrar and the Trustee may require a holder, among other things, to furnish appropriate endorsements and transfer documents and the Company may require a holder to pay any taxes and fees required by law or permitted by the Indenture. The Company is not required to transfer or exchange any Note selected for redemption. Also, the Company is not required to transfer or exchange any Note for a period of 15 days before a selection of Notes to be redeemed. The registered holder of a Note will be treated as the owner of it for all purposes.

Amendment, Supplement and Waiver

Except as provided in the next three succeeding paragraphs, the Indenture or the Notes may be amended or supplemented with the consent of the holders of at least a majority in principal amount of the Notes then outstanding (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, Notes), and any existing default or compliance with any provision of the Indenture or the Notes may be waived with the consent of the holders of a majority in principal amount of the then outstanding Notes (including consents obtained in connection with a tender offer or exchange offer for Notes).

Without the consent of each holder affected, an amendment or waiver may not (with respect to any Notes held by a non-consenting holder):

(1)  reduce the principal amount of Notes whose holders must consent to an amendment, supplement or waiver,

(2)  reduce the principal of or change the fixed maturity of any Note or alter the provisions with respect to the redemption of the Notes (other than provisions relating to the covenants described above under the caption “—Repurchase at the Option of Holders”),

(3)  reduce the rate of or change the time for payment of interest on any Note,

(4)  waive a Default or Event of Default in the payment of principal of or premium, if any, or interest on the Notes (except a rescission of acceleration of the Notes by the holders of at least a majority in aggregate principal amount of the Notes and a waiver of the payment default that resulted from such acceleration),

(5)  make any Note payable in money other than that stated in the Notes,

(6)  make any change in the provisions of the Indenture relating to waivers of past Defaults or the rights of holders of Notes to receive payments of principal of or premium, if any, or interest on the Notes,

(7)  waive a redemption payment with respect to any Note (other than a payment required by one of the conditions described above under the caption “—Repurchase at the Option of Holders”), or

(8)  make any change in the foregoing amendment and waiver provisions.

Notwithstanding the foregoing, without notice to or the consent of any holder of Notes, the Obligors and the Trustee may amend or supplement the Indenture or the Notes to cure any ambiguity, defect or inconsistency, to provide for uncertificated Notes in addition to or in place of certificated Notes, to provide for the assumption of the Obligors’ obligations to holders of Notes in the case of a merger or consolidation, to make any change that would provide any additional rights or benefits to the holders of Notes or that does not adversely affect the legal rights under the Indenture of any such holder or to comply with requirements of the Commission in order to effect or maintain the qualification of the Indenture under the TIA.

In addition, any amendment (1) to the provisions of the article of the Indenture which governs subordination or (2) which releases any Guarantor from its obligations under any Guaranty, in either case will require the consent of the holders of at least 66 2/3% in aggregate principal amount of the Notes then outstanding, if such amendment would adversely affect the rights of holders of Notes.

Concerning The Trustee

The Indenture contains certain limitations on the rights of the Trustee, should it become a creditor of the Company, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The Trustee will be permitted to engage in other transactions; however, if it acquires any conflicting interest it must eliminate such conflict within 90 days, apply to the Commission for permission to continue or resign. The holders of a majority in principal amount of the then outstanding Notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee, subject to certain exceptions. The Indenture provides that in case an Event of Default shall occur (which shall not be cured), the Trustee will be required, in the exercise of its power, to use the degree of care of a prudent man in the conduct of his own affairs. However, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any holder of Notes, unless such holder shall have offered to the Trustee security and indemnity satisfactory to it against any loss, liability or expense.

The Trustee also serves as trustee under the indenture governing the 9.25% Senior Subordinated Notes due 2007.

Additional Information

Anyone who receives this prospectus supplement may obtain a copy of the Indenture without charge by writing to Pinnacle Entertainment, Inc., 3800 Howard Hughes Parkway, Suite 1800, Las Vegas, Nevada 89109, Attn: Investor Relations.

Book-Entry, Delivery and Form

The Notes initially will be issued in book-entry form and represented by one or more Global Notes. The Global Notes will be deposited with, or on behalf of, The Depository Trust Company (“DTC”), New York, New York, as depositary, and registered in the name of Cede & Co., the nominee of DTC. Unless and until it is exchanged for individual certificates evidencing Notes under the limited circumstances described below, a Global Note may not be transferred except as a whole by the depositary to its nominee or by the nominee to the depositary, or by the depositary or its nominee to a successor depositary or to a nominee of the successor depositary.

DTC has advised the Company that it is:

•	a limited-purpose trust company organized under the New York Banking Law;

•	a “banking organization” within the meaning of the New York Banking Law;

•	a member of the Federal Reserve System;

•	a “clearing corporation” within the meaning of the New York Uniform Commercial Code; and

•	a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act.

DTC holds securities that its participants deposit with DTC. DTC also facilitates the settlement among its participants of securities transactions, including transfers and pledges, in deposited securities through electronic computerized book-entry changes in participants’ accounts, which eliminates the need for physical movement of securities certificates. “Direct participants” in DTC include securities brokers and dealers, including underwriters, banks, trust companies, clearing corporations and other organizations. DTC is owned by a number of its direct participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to others, which the Company sometimes refers to as “indirect participants,” that clear transactions through or maintain a custodial relationship with a direct participant either directly or indirectly. The rules applicable to DTC and its participants are on file with the Commission.

Purchases of Notes within the DTC system must be made by or through direct participants, which will receive a credit for those Notes on DTC’s records. The ownership interest of the actual purchaser of the Notes, which the Company sometimes refers to as a “beneficial owner,” is in turn recorded on the direct and indirect participants’ records. Beneficial owners of Notes will not receive written confirmation from DTC of their purchases. However, beneficial owners are expected to receive written confirmations providing details of their transactions, as well as periodic statements of their holdings, from the direct or indirect participants through which they purchased Notes. Transfer of ownership interests in Global Notes are to be accomplished by entries made on the books of participants acting on behalf of beneficial owners. Beneficial owners will not receive certificates representing their ownership interests in the Global Notes except under the limited circumstances described below.

To facilitate subsequent transfers, all Global Notes deposited with DTC will be registered in the name of DTC’s nominee, Cede & Co. The deposit of Notes with DTC and their registration in the name of Cede & Co. will not change the beneficial ownership of the Notes. DTC has no knowledge of the actual beneficial owners of the Notes. DTC’s records reflect only the identity of the direct participants to whose accounts the Notes are credited, which may or may not be the beneficial owners. The participants are responsible for keeping account of their holdings on behalf of their customers.

Conveyance of notices and other communications by DTC to direct participants, by direct participants to indirect participants and by direct participants and indirect participants to beneficial owners will be governed by arrangements among them, subject to any legal requirements in effect from time to time.

Redemption notices will be sent to DTC or its nominee. If less than all of the Notes are being redeemed, DTC will determine the amount of the interest of each direct participant in the Notes to be redeemed in accordance with DTC’s procedures.

In any case where a vote may be required with respect to the Notes neither DTC or Cede & Co. will give consent for or vote the Global Notes. Under its usual procedures, DTC will mail an omnibus proxy to the Company as soon as possible after the record date. The omnibus proxy assigns the consenting or voting rights of Cede & Co. to those direct participants to whose accounts the Notes are credited on the record date identified in a listing attached to the omnibus proxy.

Principal, premium, if any, and interest payments on the Notes will be made to Cede & Co., as nominee of DTC.

DTC’s practice is to credit direct participants’ accounts on the relevant payment date unless DTC has reason to believe that it will not receive payment on the payment date. Payments by direct or indirect participants to beneficial owners will be governed by standing instructions and customary practices, as is the case with securities held for the account of customers in bearer form or registered in “street name.” Those payments will be the responsibility of participants and not of DTC or the Company, subject to any legal requirements in effect from time to time. Payment of principal and interest to Cede & Co. is the Company’s responsibility, disbursement of payments to direct participants is the responsibility of DTC, and disbursement of payments to the beneficial owners is the responsibility of direct and indirect participants.

Except under limited circumstances described below, purchasers of Notes will not be entitled to have Notes registered in their names and will not receive physical delivery of Notes. Accordingly, each beneficial owner must rely on the procedures of DTC and its participants to exercise any rights under the Notes and Indenture.

The laws of some jurisdictions may require that some purchasers of securities take physical delivery of securities in definite form. Those laws may impair the ability to transfer or pledge beneficial interests in Notes.

DTC is under no obligation to provide its services as depositary for the Notes and may discontinue providing its services at any time. Neither the Company nor the Trustee will have any responsibility for the performance by DTC or its direct participants or indirect participants under the rules and procedures governing DTC.

As noted above, beneficial owners of Notes generally will not receive certificates representing their ownership interests in the Notes. However, if:

•	DTC notifies the Company that it is unwilling or unable to continue as a depositary for the Global Notes or if DTC ceases to be a clearing agency registered under the Exchange Act at a time when it is required to be registered and a successor depositary is not appointed within 90 days of the notification to the Company or of the Company becoming aware of DTC’s ceasing to be so registered, as the case may be;

•	the Company determines, in its sole discretion, not to have the Notes represented by one or more Global Notes; or

•	an Event of Default under the Indenture has occurred and is continuing with respect to the Notes;

the Company will prepare and deliver certificates for the Notes in exchange for beneficial interests in the Global Notes. Any beneficial interests in a Global Note that is exchangeable under the circumstances described in the preceding sentence will be exchangeable for Notes in definitive certificated form registered in the names that the depositary directs. It is expected that these directions will be based upon directions received by the depositary from its participants with respect to ownership of beneficial interests in the Global Notes.

The Company obtained the information in this section and elsewhere in this prospectus supplement concerning DTC and DTC’s book-entry system from sources that the Company believes to be reliable, but the Company takes no responsibility for the accuracy of this information.

Same-Day Settlement and Payment

The Underwriters will make settlement for the Notes in immediately available funds. The Company will make all payments of principal and interest in respect of the Notes in immediately available funds.

The Notes will trade in DTC’s Same-Day Funds Settlement System until maturity or until the Notes are issued in certificated form, and secondary market trading activity in the Notes will therefore be required by DTC to settle in immediately available funds. The Company expects that secondary trading in the certificated securities, if any, will also be settled in immediately available funds. No assurance can be given as to the effect, if any, of settlement in immediately available funds on trading activity in the Notes.

Certain Definitions

Set forth below are certain defined terms used in the Indenture. Reference is made to the Indenture for a full disclosure of all such terms, as well as any other capitalized terms used herein for which no definition is provided.

“Accrued Bankruptcy Interest” means, with respect to any Senior Debt, all interest accruing thereon after the filing of a petition or commencement of any other proceeding by or against any Obligor under any Bankruptcy Law, in accordance with and at the rate (including any rate applicable upon any default or event of default, to the extent lawful) specified in the documents evidencing or governing such Indebtedness or Hedging Obligations, whether or not the claim for such interest is allowed as a claim after such filing in any proceeding under such Bankruptcy Law.

“Acquired Debt” means, with respect to any specified Person, Indebtedness of another Person and any of such other Person’s Subsidiaries existing at the time such other Person becomes a Subsidiary of such Person or at the time it merges or consolidates with such Person or any of such Person’s Subsidiaries or is assumed by such Person or any Subsidiary of such Person in connection with the acquisition of assets from such other Person and in each case not Incurred by such Person or any Subsidiary of such Person or such other Person in connection with, or in anticipation or contemplation of, such other Person becoming a Subsidiary of such Person or such acquisition, merger or consolidation.

“Affiliate” means, when used with reference to any Person:

(1)  any other Person directly or indirectly controlling, controlled by, or under direct or indirect common control with, the referent Person or such other Person, as the case may be, or

(2)  any director, officer or partner of such Person or any Person specified in clause (1) above.

For the purposes of this definition, the term “control” when used with respect to any specified Person means the power to direct or cause the direction of management or policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms “affiliated,” “controlling,” and “controlled” have meanings correlative of the foregoing. None of the underwriters nor any of their respective Affiliates shall be deemed to be an Affiliate of any Obligor or of any of their respective Affiliates.

“Argentina Contribution Amount” means all amounts received by the Company or any Restricted Subsidiary as Argentina Receipts less (i) all Reclassified Argentina Receipts and (ii) all amounts previously distributed under clause (14) of the second paragraph of the covenant described under the heading “Certain Covenants—Restricted Payments.”

“Argentina Receipts” means any dividend, distribution, payment, reimbursement or other amounts received from an Argentina Subsidiary by the Company or any Restricted Subsidiary.

“Argentina Subsidiaries” means Casino Magic Neuquen S.A. and Casino Magic Support Services S.A. and any successors thereto and any other Subsidiary which conducts operations in Argentina.

“Asset Acquisition” means:

(1)  an Investment by any Obligor in any other Person pursuant to which such Person shall become an Obligor or a Restricted Subsidiary of an Obligor or shall be merged into, or with any Obligor or Restricted Subsidiary of an Obligor, or

(2)  the acquisition by any Obligor of assets of any Person comprising a division or line of business of such Person or all or substantially all of the assets of such Person.

“Asset Sale” means any direct or indirect sale, issuance, conveyance, transfer, lease (other than operating leases entered into in the ordinary course of business), assignment or other disposition (for purposes of this definition, each a “disposition”) by any Obligor (including, without limitation, pursuant to any sale and leaseback transaction or any merger or consolidation of any Restricted Subsidiary of the Company with or into another Person (other than another Obligor) whereby such Restricted Subsidiary shall cease to be a Restricted Subsidiary of the Company) to any Person of:

(1)  any property or assets of any Obligor to the extent that any such disposition is not in the ordinary course of business of such Obligor, or

(2)  any Capital Stock of any Restricted Subsidiary,

other than, in both cases:

(A)  any disposition to the Company,

(B)  any disposition to any Obligor or Restricted Subsidiary,

(C)  any disposition that constitutes a Restricted Payment or a Permitted Investment that is made in accordance with the covenant described above under the caption “—Restricted Payments”,

(D)  any transaction or series of related transactions resulting in Net Cash Proceeds to such Obligor of less than $1 million,

(E)  any transaction that is consummated in accordance with the covenant described above under the caption “—Merger, Consolidation or Sale of Assets,”

(F)  the sale or discount, in each case without recourse (direct or indirect), of accounts receivable arising in the ordinary course of business of the Company or such Restricted Subsidiary, as the case may be, but only in connection with the compromise or collection thereof,

(G)  any pledge, assignment by way of collateral security, grant of security interest, hypothecation or mortgage, permitted by the Indenture or any foreclosure, judicial or other sale, public or private, by the pledgee, assignee, mortgagee or other secured party of the subject assets,

(H)  a disposition of assets constituting a Permitted Investment, or

(I)  any disposition of undeveloped or substantially undeveloped real estate, provided that in such disposition:

(i)  the Obligor making such disposition receives consideration at the time of such disposition at least equal to the fair market value of the real estate assets disposed of (as determined reasonably and in good faith by the Board of such Obligor), and

(ii)  at least 60% of the consideration received from such disposition by the Obligor making such disposition is cash or Cash Equivalents and is received at the time of the consummation of such disposition. (For purposes of this provision, each of the following shall be deemed to be cash: (A) any liabilities as shown on such Obligors’ most recent balance sheet (or in the notes thereto) (other than (i) Indebtedness subordinate in right of payment to the Notes, (ii) contingent liabilities, (iii) liabilities or Indebtedness to Affiliates of the Company and (iv) Non-Recourse Indebtedness) that are assumed by the transferee of any such assets, and (B) to the extent of the cash received, any notes or other obligations received by the Obligor making the disposition from such transferee that are converted by such Obligor into cash within 60 days of receipt.)

“Bank Credit Agreement” means the credit facility provided to the Company pursuant to the Amended and Restated Loan Agreement, dated as of May 12, 2003, as amended, by and among the Company, the financial institutions from time to time named therein, and Bank of America, N.A., as Administrative Agent, as amended, restated, modified, renewed, refunded, replaced (whether upon or after termination or otherwise) or refinanced (including by means of sales of debt securities to institutional investors or other purchasers) in whole or in part from time to time.

“Bankruptcy Law” means the United States Bankruptcy Code and any other bankruptcy, insolvency, receivership, reorganization, moratorium or similar law providing relief to debtors, in each case, as from time to time amended and applicable to the relevant case.

“Board” means the Board of Directors or similar governing entity of an Obligor, the members of which are elected by the holders of Capital Stock of such Obligor or, if applicable, a duly-appointed committee of such Board of Directors or similar governing body, having jurisdiction over the subject matter at issue.

“Capital Stock” means:

(1)  with respect to any Person that is a corporation, any and all shares, rights, interests, participations or other equivalents (however designated and whether or not voting) of corporate stock, including each class of common stock and preferred stock of such Person, and

(2)  with respect to any Person that is not a corporation, any and all partnership, membership or other equity interests of such Person.

“Capitalized Lease Obligation” means, as to any Person, the discounted rental stream payable by such Person that is required to be classified and accounted for as a capital lease obligation under GAAP and, for purposes of this definition, the amount of such obligation at any date shall be the capitalized amount of such obligation at such date, determined in accordance with GAAP. The final maturity of any such obligation shall be the date of the last payment of rent or any other amount due under such lease prior to the first date upon which such lease may be terminated by the lessee without penalty.

“Cash Equivalents” means:

(1)  Government Securities;

(2)  certificates of deposit, eurodollar time deposits and bankers acceptances maturing within 12 months from the date of acquisition thereof by any Obligor and issued by any commercial bank organized under the laws of the United States of America or any state thereof or the District of Columbia or any U.S. branch of foreign bank having, at the date of acquisition of the applicable Cash Equivalent, (A) combined capital and surplus of not less than $500 million and (B) a commercial paper rating of at least A-1 from S&P or at least P-1 from Moody’s;

(3)  repurchase obligations with a term of not more than seven days after the date of acquisition thereof by any Obligor for underlying securities of the types described in clauses (1), (2) and (4) hereof, entered into with any financial institution meeting the qualifications specified in clause (2) above;

(4)  commercial paper having a rating of at least P-1 from Moody’s or a rating of at least A-1 from S&P on the date of acquisition thereof by any Obligor;

(5)  debt obligations of any corporation maturing within 12 months after the date of acquisition thereof by any Obligor, having a rating of at least P-1 or aaa from Moody’s or A-1 or AAA from S&P on the date of such acquisition; and

(6)  mutual funds and money market accounts investing at least 90% of the funds under management in instruments of the types described in clauses (1) through (5) above and, in each case, maturing within the period specified above for such instrument after the date of acquisition thereof by any Obligor.

“Change of Control” means the occurrence of any of the following:

(1)  the sale, lease, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one transaction or a series of related transactions, of all or substantially all of the assets of the Company, or the Company and its Restricted Subsidiaries taken as a whole, to any “person” (as such term is used in Section 13(d)(3) of the Exchange Act) (as defined below),

(2)  the adoption, or, if applicable, the approval of any requisite percentage of the Company’s stockholders of a plan relating to the liquidation or dissolution of the Company,

(3)  the consummation of any transaction (including, without limitation, any merger or consolidation) the result of which is that any “person” (as defined above) becomes the “beneficial owner” (as such term is defined in Rule 13d-3 and Rule 13d-5 under the Exchange Act, except that a person shall be deemed to have “beneficial ownership” of all securities that such person has the right to acquire, whether such right is currently exercisable or is exercisable only upon the occurrence of a subsequent condition), directly or indirectly, of more than 50% of the Voting Stock of the Company (measured by voting power rather than number of shares), or

(4)  during any consecutive two-year period, individuals who at the beginning of such period constituted the Board of the Company (together with any new directors whose election to such Board or whose nomination for election by the stockholders of the Company was approved by a vote of a majority of the directors of the Company then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the Board of the Company then in office.

“Casino” means any gaming establishment and other property or assets directly ancillary thereto or used in connection therewith, including any building, restaurant, hotel, theater, parking facilities, retail shops, land, golf courses and other recreation and entertainment facilities, marina, vessel, barge, ship and equipment.

“Consolidated Coverage Ratio” means, with respect to any Person on any date of determination, the ratio of:

(1)  Consolidated EBITDA for the period of four fiscal quarters most recently ended prior to such date for which internal financial reports are available, ended not more than 135 days prior to such date, to

(2)(A)  Consolidated Interest Expense during such period plus (B) dividends on or in respect of any Capital Stock of any such Person paid in cash during such period; provided that the Consolidated Coverage Ratio shall be calculated giving pro forma effect, as of the beginning of the applicable period, to any acquisition, Incurrence or redemption of Indebtedness (including the Notes), issuance or redemption of Disqualified Capital Stock, acquisition, Asset Sale, purchases of assets that were previously leased or re-designation of a Restricted Subsidiary as an Unrestricted Subsidiary, at any time during or subsequent to such period, but on or prior to the applicable Determination Date.

In making such computation, Consolidated Interest Expense:

(1)  attributable to any Indebtedness bearing a floating interest rate shall be computed on a pro forma basis as if the rate in effect on the date of computation had been the applicable rate for the entire period, or

(2)  attributable to interest on any Indebtedness under a revolving Credit Facility shall be computed on a pro forma basis based upon the average daily balance of such Indebtedness outstanding during the applicable period.

For purposes of calculating Consolidated EBITDA of the Company for the most recently completed period of four full fiscal quarters ending on the last day of the last quarter for which internal financial statements are available (such period of four fiscal quarters, the “Measurement Period”), not more than 135 days prior to the transaction or event giving rise to the need to calculate the Consolidated EBITDA,

(1)  any Person that is a Restricted Subsidiary on such Determination Date (or would become a Restricted Subsidiary on such Determination Date in connection with the transaction that requires the determination of the Consolidated Coverage Ratio) shall be deemed to have been a Restricted Subsidiary at all times during such Measurement Period,

(2)  any Person that is not a Restricted Subsidiary on such Determination Date (or would cease to be a Restricted Subsidiary on such Determination Date in connection with the transaction that requires the determination of the Consolidated Coverage Ratio) will be deemed not to have been a Restricted Subsidiary at any time during such Measurement Period,

(3)  if the Company or any Restricted Subsidiary shall have in any manner

(A)  acquired (including through an Asset Acquisition or the commencement of activities constituting such operating business), or

(B)  disposed of (including by way of an Asset Sale or the termination or discontinuance of activities constituting such operating business)

any operating business during such Measurement Period or after the end of such Measurement Period and on or prior to the Determination Date, such calculation shall be made on a pro forma basis in accordance with GAAP as if, in the case of an Asset Acquisition or the commencement of activities constituting such operating business, all such transactions had been consummated on the first day of such Measurement Period and, in the case of an Asset Sale or termination or discontinuance of activities constituting such operating business, all such transactions had been consummated prior to the first day of such Measurement Period; provided, however, that such pro forma adjustment shall not give effect to the Consolidated EBITDA of any acquired Person to the extent that such Person’s net income would be excluded pursuant to clause (6) of the definition of Consolidated Net Income and

(4)  any Indebtedness Incurred and proceeds thereof received and applied as a result of the transaction giving rise to the need to calculate the Consolidated Coverage Ratio will be deemed to have been so Incurred, received and applied on the first day of such Measurement Period.

“Consolidated EBITDA” means, with respect to any Person for any period, the sum (without duplication) of:

(1)  the Consolidated Net Income of such Person for such period, plus

(2)  to the extent that any of the following shall have been taken into account in determining such Consolidated Net Income, and without duplication:

(A)  all income taxes of such Person and its Restricted Subsidiaries paid or accrued in accordance with GAAP for such period (other than income taxes attributable to extraordinary, unusual or nonrecurring gains or losses or taxes attributable to sales or dispositions of assets outside the ordinary course of business),

(B)  the Consolidated Interest Expense of such Person for such period,

(C)  the amortization expense (including the amortization of deferred financing charges) and depreciation expense for such Person and its Restricted Subsidiaries for such period,

(D)  other non-cash items (other than non-cash interest) of such Person or any of its Restricted Subsidiaries (including any non-cash compensation expense attributable to stock option or other equity compensation arrangements), other than any non-cash item for such period that requires the accrual of or a reserve for cash charges for any future period (except as otherwise provided in clause (E) below) and other than any non-cash charge for such period constituting an extraordinary item of loss, and

(E)  any non-recurring costs or expenses of an acquired company or business incurred in connection with the purchase or acquisition of such acquired company or business by such Person and any non-recurring adjustments necessary to conform the accounting policies of the acquired company or business to those of such Person, less

(3)(A)  all non-cash items of such Person or any of its Restricted Subsidiaries increasing such Consolidated Net Income for such period other than the accrual of revenue in the ordinary course of business and (B) all cash payments during such period relating to non-cash items that were added back in determining Consolidated EBITDA in any prior period, plus

(4)  pre-opening expenses related to the currently contemplated expansion of the Belterra Casino Resort and the opening of the Lake Charles, Louisiana project.

“Consolidated Interest Expense” means, with respect to any Person for any period, the sum of:

(1)  the consolidated interest expense of such Person and its Restricted Subsidiaries for such period, whether paid or accrued (including, without limitation, amortization of original issue discount, non-cash interest payments, the interest component of any deferred payment obligations, the interest component of all payments associated with Capitalized Lease Obligations, commissions, discounts and other fees and charges incurred in respect of letter of credit or bankers’ acceptance financings, and net payments (if any) pursuant to Hedging Obligations), and

(2)  the consolidated interest of such Person and its Restricted Subsidiaries that was capitalized during such period, and

(3)  any interest accruing on Indebtedness of another Person that is guaranteed by such Person or one of its Restricted Subsidiaries or secured by a Lien on assets of such Person or one of its Restricted Subsidiaries (whether or not such Support Obligation or Lien is called upon), and

(4)  the product of:

(A)  all dividend payments on any series of preferred stock of such Person or any of its Restricted Subsidiaries, times

(B)  a fraction, the numerator of which is one and the denominator of which is one minus the then current combined federal, state and local statutory tax rate of such Person, expressed as a decimal, in each case, on a consolidated basis and in accordance with GAAP.

“Consolidated Net Income” means, with respect to any Person for any period, the aggregate net income (or loss) of such Person and its Restricted Subsidiaries for such period on a consolidated basis, determined in accordance with GAAP; provided, however, that there shall be excluded therefrom:

(1)  net after-tax gains and losses from all sales or dispositions of assets outside of the ordinary course of business,

(2)  net after-tax extraordinary or non-recurring gains or losses and losses on early extinguishment of debt,

(3)  the effect of marking to market Interest Swap Obligations permitted to be Incurred by clause (9) of Permitted Indebtedness,

(4)  the cumulative effect of a change in accounting principles,

(5)  any net income of any other Person if such other Person is not a Restricted Subsidiary and is accounted for by the equity method of accounting, except that such Person’s equity in the net income of any such other Person for such period shall be included in such Consolidated Net Income up to the aggregate amount of cash actually distributed by such other Person during such period to such Person or a Restricted Subsidiary as a dividend or other distribution, (subject, in case of a dividend or other distribution to a Restricted Subsidiary, to the limitation that such amount so paid to a Restricted Subsidiary shall be excluded to the extent that such amount could not at that time be paid to the Company due to the restrictions set forth in clause (6) below (regardless of any waiver of such conditions)),

(6)  any net income of any Restricted Subsidiary if such Restricted Subsidiary is subject to restrictions, directly or indirectly, by contract, operation of law, pursuant to its charter or otherwise on the payment of dividends or the making of distributions by such Restricted Subsidiary to such Person except that:

(A)  such Person’s equity in the net income of any such Restricted Subsidiary for such period shall be included in such Consolidated Net Income up to the aggregate amount of cash that could have been paid or distributed during such period to such Person as a dividend or other distribution (provided that such ability is not due to a waiver of such restriction), and

(B)  such Person’s equity in a net loss of any such Restricted Subsidiary for such period shall be included in determining such Consolidated Net Income regardless of any such restriction,

(7)  any restoration to income of any contingency reserve, except to the extent that provision for such reserve was made out of Consolidated Net Income accrued at any time following the Issue Date,

(8)  income or loss attributable to discontinued operations (including, without limitation, operations disposed of during such period whether or not such operations were classified as discontinued),

(9)  in the case of a successor to such Person by consolidation or merger or as a transferee of such Person’s assets, any net income or loss of the successor corporation prior to such consolidation, merger or transfer of assets, and

(10)  the net income (but not loss) of any Unrestricted Subsidiary, except that the Company’s or any Restricted Subsidiary’s equity in the net income of any Unrestricted Subsidiary (other than the Argentina Subsidiaries) or other Person for such period shall be included in such Consolidated Net Income up to the aggregate amount of cash actually distributed by such Unrestricted Subsidiary or Person during such period to the Company or a Restricted Subsidiary as a dividend or other distribution; provided, however, that all Reclassified Argentina Receipts may be included in determining Consolidated Net Income in the period in which the reclassification is made.

“Core Businesses” means the gaming, card club, racing, sports, entertainment, lodging, restaurant, riverboat operations, real estate development and all other businesses and activities necessary for or reasonably related or incident thereto, including, without limitation, related acquisition, construction, development or operation of related truck stop, transportation, retail and other facilities designed to enhance any of the foregoing.

“Credit Facilities” means, with respect to any Obligor, one or more debt facilities (including, without limitation, the Bank Credit Agreement) or commercial paper facilities with any combination of banks, other institutional lenders and other Persons extending financial accommodations or holding corporate debt obligations in the ordinary course of their business, providing for revolving credit loans, term loans, receivables financing (including through the sale of receivables to such lenders or to special purpose entities formed to borrow from such lenders against such receivables) or letters of credit, in each case, as amended, restated, modified, renewed, refunded, replaced or refinanced in whole or in part from time to time by the same or different institutional investors or other purchasers.

“Default” means any event that is or with the passage of time or the giving of notice or both would be an Event of Default.

“Designated Senior Debt” means any Indebtedness under the Bank Credit Agreement (which is outstanding or which the lenders thereunder have a commitment to extend) and, if applicable, any other Senior Debt permitted under the Indenture, the principal amount (committed or outstanding) of which is $25 million or more and that has been designated by the Company as “Designated Senior Debt.”

“Determination Date” means, with respect to any calculation, the date on or as of which such calculation is made in accordance with the terms hereof.

“Disqualified Capital Stock” means any Capital Stock which by its terms (or by the terms of any security into which it is, by its terms, convertible or for which it is, by its terms, exchangeable at the option of the holder thereof), or upon the happening of any specified event, is required to be redeemed or is redeemable (at the option of the holder thereof) at any time prior to the earlier of the repayment of all Notes or the stated maturity of the Notes or is exchangeable at the option of the holder thereof for Indebtedness at any time prior to the earlier of the repayment of all Notes or the stated maturity of the Notes.

“Equity Interests” means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock).

“Event of Default” means the occurrence of any of the events described under the caption “—Events of Default and Remedies”, after giving effect to any applicable grace periods or notice requirements.

“GAAP” means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as may be approved by a significant segment of the accounting profession of the United States, which are in effect as of the Issue Date.

“Gaming Approval” means any governmental approval, license, registration, qualification or finding of suitability relating to any gaming business, operation or enterprise.

“Gaming Authority” means any governmental authority with regulatory oversight of, authority to regulate or jurisdiction over any gaming businesses, operations or enterprises, including the Nevada State Gaming Control Board, Washoe County, Nevada and City of Reno, Nevada gaming authorities, Nevada Gaming Commission, Mississippi Gaming Commission, Indiana Gaming Commission, California Gambling Control Commission, and the Louisiana Gaming Control Board, with regulatory oversight of, authority to regulate or jurisdiction over any existing or proposed gaming business, operation or enterprise owned, managed or operated by any Obligor.

“Gaming Laws” means all applicable provisions of all:

(1)  constitutions, treaties, statutes or laws governing gaming operations (including without limitation card club casinos and pari mutuel race tracks) and rules, regulations and ordinances of any Gaming Authority,

(2)  Gaming Approvals, and

(3)  orders, decisions, judgments, awards and decrees of any Gaming Authority.

“Global Note” means a permanent global note in registered form deposited with the Trustee, as a custodian for The Depositary Trust Company or any other designated depositary.

“Government Securities” means marketable direct obligations issued by, or unconditionally guaranteed by, the United States government or issued by any agency or instrumentality thereof and backed by the full faith and credit of the United States, in each case maturing within 12 months from the date of acquisition thereof by any Obligor.

“Guarantor” means any existing or future Material Restricted Subsidiary of the Company, which has guaranteed the obligations of the Company arising under or in connection with the Notes, as required by the Indenture.

“Guaranty” means a guaranty by a Guarantor of the Obligations of the Company arising under or in connection with the Notes.

“Hedging Obligations” means all obligations of the Obligors arising under or in connection with any rate or basis swap, forward contract, commodity swap or option, equity or equity index swap or option, bond, note or bill option, interest rate option, foreign currency exchange transaction, cross currency rate swap, currency option, cap, collar or floor transaction, swap option, synthetic trust product, synthetic lease or any similar transaction or agreement.

“Incur” means, with respect to any Indebtedness of any Person or any Lien, to create, issue, incur (by conversion, exchange or otherwise), assume, guarantee or otherwise become liable in respect of such Indebtedness or Lien or the recording, as required pursuant to GAAP or otherwise, of any such Indebtedness on the balance sheet of such Person (and “Incurrence,” “Incurred,” “Incurrable” and “Incurring” shall have meanings correlative to the foregoing).

“Indebtedness” means with respect to any Person, without duplication, whether contingent or otherwise,

(1)  any obligations for money borrowed,

(2)  any obligation evidenced by bonds, debentures, notes, or other similar instruments,

(3)  Letter of Credit Obligations and obligations in respect of other similar instruments,

(4)  any obligations to pay the deferred purchase price of property or services, including Capitalized Lease Obligations,

(5)  the maximum fixed redemption or repurchase price of Disqualified Capital Stock,

(6)  Indebtedness of other Persons of the types described in clauses (1) through (5) above, secured by a Lien on the assets of such Person or its Restricted Subsidiaries, valued, in such cases where the recourse thereof is limited to such assets, at the lesser of the principal amount of such Indebtedness or the fair market value of the subject assets,

(7)  Indebtedness of other Persons of the types described in clauses (1) through (5) above, guaranteed by such Person or any of its Restricted Subsidiaries, and

(8)  the net obligations of such Person under Hedging Obligations,

provided that the amount of any Indebtedness at any date shall be calculated as the outstanding balance of all unconditional obligations and the maximum liability supported by any contingent obligations at such date.

Notwithstanding the foregoing, “Indebtedness” shall not be construed to include trade payables, credit on open account, accrued liabilities, provisional credit, daylight overdrafts or similar items. For purposes of this definition, the “maximum fixed redemption or repurchase price” of any Disqualified Capital Stock that does not have a fixed repurchase price shall be calculated in accordance with the terms of such Disqualified Capital Stock as if such Disqualified Capital Stock were repurchased on the date on which Indebtedness shall be required to be determined pursuant to the Indenture, and if such price is based upon, or measured by, the fair market value of such Disqualified Capital Stock, such fair market value shall be determined reasonably and in good faith by the Board of the issuing Person. Unless otherwise specified in the Indenture, the amount outstanding at any time of any Indebtedness issued with original issue discount is the full amount of such Indebtedness less the remaining unamortized portion of the original issue discount of such Indebtedness at such time as determined in conformity with GAAP.

“Interest Swap Obligations” means the net obligations of any Person under any interest rate protection agreement, interest rate future, interest rate option, interest rate swap, interest rate cap, collar or floor transaction or other interest rate Hedging Obligation.

“Investment” by any Person means, without duplication, any direct or indirect:

(1)  loan, advance or other extension of credit or capital contribution (valued at the fair market value thereof as of the date of contribution or transfer) (by means of transfers of cash or other property or services for the account or use of other Persons, or otherwise);

(2)  purchase or acquisition of Capital Stock, bonds, notes, debentures or other securities or evidences of Indebtedness issued by any other Person (whether by merger, consolidation, amalgamation or otherwise and whether or not purchased directly from the issuer of such securities or evidences of Indebtedness);

(3)  guarantee or assumption of any Indebtedness or any other obligation of any other Person (except for an assumption of Indebtedness for which the assuming Person receives consideration at the time of such assumption in the form of property or assets with a fair market value at least equal to the principal amount of the Indebtedness assumed); and

(4)  all other items that would be classified as investments (including, without limitation, purchases of assets outside the ordinary course of business) on a balance sheet of such Person prepared in accordance with GAAP.

Notwithstanding the foregoing, the purchase or acquisition of any securities, Indebtedness or Productive Assets of any other Person solely with Qualified Capital Stock shall not be deemed to be an Investment. The term “Investments” shall also exclude extensions of trade credit and advances to customers and suppliers to the extent made in the ordinary course of business on ordinary business terms. The amount of any non-cash Investment shall be the fair market value of such Investment, as determined conclusively in good faith by management of the Company or the affected Restricted Subsidiary, as applicable, unless the fair market value of such Investment exceeds $5 million, in which case the fair market value shall be determined conclusively in good faith by the Board of such Person as of the time such Investment is made or such other time as specified in the Indenture. Unless otherwise required by the Indenture, the amount of any Investment shall not be adjusted for increases or decreases in value, or write-ups, write-downs or write-offs subsequent to the date such Investment is made with respect to such Investment.

“Issue Date” means September 25, 2003.

“Letter of Credit Obligations” means Obligations of an Obligor arising under or in connection with letters of credit.

“Lien” means, with respect to any assets, any mortgage, lien, pledge, charge, security interest or other similar encumbrance (including, without limitation, any conditional sale or other title retention agreement or lease in the nature thereof, any option or other agreement to sell, and any filing of or agreement to give, any security interest).

“Limited Real Estate Development” means the development or improvement of (1) any undeveloped or substantially undeveloped real estate held by the Company or a Subsidiary on the date of the Indenture or (2) any undeveloped or substantially undeveloped real estate that is acquired by the Company or a Subsidiary in an acquisition of a company that is primarily in the Casino business.

“Material Restricted Subsidiary” means any Subsidiary which is both a Material Subsidiary and a Restricted Subsidiary.

“Material Subsidiary” means any Subsidiary of the Company organized under the laws of the United States or any state thereof, other than a Non-Material Subsidiary.

“Moody’s” means Moody’s Investors Services, Inc., and its successors.

“Net Cash Proceeds” means with respect to any Asset Sale, the proceeds in the form of cash or Cash Equivalents including payments in respect of deferred payment obligations when received in the form of cash or Cash Equivalents received by any Obligor from such Asset Sale, net of:

(1)  reasonable out-of- pocket expenses, fees and other direct costs relating to such Asset Sale (including, without limitation, brokerage, legal, accounting and investment banking fees and sales commissions),

(2)  taxes paid or payable after taking into account any reduction in tax liability due to available tax credits or deductions and any tax sharing arrangements,

(3)  repayment of Indebtedness (other than any intercompany Indebtedness) that is required by the terms thereof to be repaid or pledged as cash collateral, or the holders of which otherwise have a contractual claim that is legally superior to any claim of the holders (including a restriction on transfer) to the proceeds of the subject assets, in connection with such Asset Sale, and

(4)  appropriate amounts to be provided by any applicable Obligor, as a reserve, in accordance with GAAP, against any liabilities associated with such Asset Sale and retained by limitation, pension and other post- employment benefit liabilities, liabilities related to environmental matters and liabilities under any indemnification obligations associated with such Asset Sale and any reserve for adjustment to the sale price received in such Asset Sale for so long as such reserve is held.

“Non-Material Subsidiaries” means all Subsidiaries not designated as Material Subsidiaries by the Company; provided, that all such Subsidiaries (other than Unrestricted Subsidiaries and foreign Restricted Subsidiaries) may not, in the aggregate at any time have assets (attributable to the Company’s and its Restricted Subsidiaries’ equity interest in such entity) constituting more than 5% of the Company’s total assets on a consolidated basis based on the Company’s most recent internal financial statements. As of the Issue Date, the Non-Material Subsidiaries shall be all of the Company’s Subsidiaries existing as of the Issue Date other than the Guarantors as of the Issue Date and the Unrestricted Subsidiaries as of the Issue Date.

“Non-Recourse Indebtedness” means Indebtedness of an Unrestricted Subsidiary

(1)  as to which none of the Obligors:

(A)  provides credit support of any kind (including any undertaking, agreement or instrument that would constitute Indebtedness),

(B)  is directly or indirectly liable (as a guarantor or otherwise), or

(C)  constitutes the lender;

(2)  no default with respect to which (including any rights that the holders thereof may have to take enforcement action against an Unrestricted Subsidiary) would permit (upon notice, lapse of time or both) any holder of any other Indebtedness (other than the Notes being offered hereby) of any Obligor to declare a default on such other Indebtedness or cause the payment thereof to be accelerated or payable prior to its stated maturity, and

(3)  as to which the lenders have been notified in writing that they will not have any recourse to the stock or assets of any Obligor.

The foregoing notwithstanding, if an Obligor or a Restricted Subsidiary makes a loan to an Unrestricted Subsidiary that is permitted under the covenant described under the caption “Restricted Payments” and is otherwise permitted to be incurred under the Indenture, such loan shall constitute Non-Recourse Indebtedness.

“Obligations” means any principal, interest, penalties, fees, indemnifications, reimbursements, damages and other liabilities, whether absolute or contingent, payable under the documentation governing any Indebtedness.

“Obligor” means the Company or any Guarantor and all foreign Restricted Subsidiaries.

“Paying Agent” means the Person so designated by the Company in accordance with the Indenture, initially the Trustee.

“Permitted Indebtedness” means, without duplication, each of the following:

(1)  Indebtedness of the Company or any Restricted Subsidiary outstanding on the Issue Date (other than Indebtedness under the Bank Credit Agreement) as reduced by the amount of any scheduled amortization payments or mandatory prepayments when actually paid or permanent reductions thereof;

(2)  Indebtedness Incurred by the Company under the Notes and by the Guarantors under the Guaranties;

(3)  Indebtedness Incurred by the Company or any Restricted Subsidiary pursuant to the Bank Credit Agreement or other senior Indebtedness; provided that the aggregate principal amount of all such Indebtedness outstanding under this clause (3) as of any date of Incurrence shall not exceed $350 million, to be reduced dollar-for-dollar by the amount of (A) any increase to the face amount of Support Obligations permitted to be Incurred pursuant to clause (11) of this definition and (B) the aggregate amount of all Net Cash Proceeds of Asset Sales applied by an Obligor to permanently prepay or repay Indebtedness under the Bank Credit Agreement pursuant to the covenant described above under the caption “—Asset Sales”;

(4)  Indebtedness of the Company to any Obligor or of any Guarantor to any other Obligor for so long as such Indebtedness is held by the Company or by another Obligor; provided that:

(A)  any Indebtedness of the Company to any other Obligor is unsecured and evidenced by an intercompany promissory note that is subordinated, pursuant to a written agreement, to the Company’s obligations under the Indenture and the Notes, and

(B)  if as of any date any Person other than the Company or a Guarantor owns or holds any such Indebtedness or holds a Lien in respect of such Indebtedness, such date shall be deemed to be an Incurrence of Indebtedness not constituting Permitted Indebtedness under this clause (4) by the issuer of such Indebtedness;

(5)  Indebtedness of a Restricted Subsidiary to the Company for so long as such Indebtedness is held by an Obligor; provided that if as of any date any Person other than an Obligor acquires any such Indebtedness or holds a Lien in respect of such Indebtedness, such acquisition shall be deemed to be an Incurrence of Indebtedness not constituting Permitted Indebtedness under this clause (5) by the issuer of such Indebtedness;

(6)  Permitted Refinancing Indebtedness;

(7)  the Incurrence by Unrestricted Subsidiaries of Non-Recourse Indebtedness; provided that, if any such Indebtedness ceases to be Non-Recourse Indebtedness of an Unrestricted Subsidiary, such event shall be deemed to constitute an Incurrence of Indebtedness that is not permitted by this clause (7);

(8)  Indebtedness Incurred by the Company or any Restricted Subsidiary solely to finance the construction or acquisition or improvement of, or consisting of Capitalized Leased Obligations Incurred to acquire rights of use in, capital assets useful in the Company’s or such Subsidiary’s business, as applicable, and, in any such case, Incurred prior to or within 180 days after the construction, acquisition, improvement or leasing of the subject assets, not to exceed in aggregate principal amount outstanding at any time:

(A)  $15 million for each of the Company or any Restricted Subsidiary, or

(B)  $60 million in the aggregate for all of the Company and its Restricted Subsidiaries, and additional Indebtedness of the kind described in this clause (8) with respect to which neither the Company nor any Restricted Subsidiary is directly or indirectly liable, and which is expressly made non-recourse to all of such Person’s assets, except the asset so financed;

(9)  Interest Swap Obligations entered into not as speculative Investments but as hedging transactions designed to protect the Company and its Restricted Subsidiaries against fluctuations in interest rates in connection with Indebtedness otherwise permitted hereunder;

(10)  Indebtedness of the Company or any Restricted Subsidiary arising in respect of performance bonds and completion guaranties (to the extent that the Incurrence thereof does not result in the Incurrence of any obligation for the payment of borrowed money of others), in the ordinary course of business, in amounts and for the purposes customary in such Person’s industry; provided, that such Indebtedness shall be Incurred solely in connection with the development, construction, improvement or enhancement of assets useful in such Person’s business;

(11)  other Indebtedness consisting of Support Obligations not exceeding $25 million in aggregate principal amount at any time, which may be increased by the Company in its discretion, subject to availability under, and a corresponding reduction to, the principal amount of Indebtedness permitted to be Incurred under the Bank Credit Agreement pursuant to clause (3) of this definition;

(12)  the guarantee by a Guarantor of other Indebtedness of the Company provided such other Indebtedness was outstanding on the Issue Date or was, at the time it was incurred, permitted to be incurred by the Company under the Indenture; provided that if the Indebtedness being guaranteed is subordinated to or pari passu with the Notes, then the guarantee shall be subordinated, or pari passu with, as applicable, to the same extent as the Indebtedness guaranteed;

(13)  the issuance by any of the Company’s Restricted Subsidiaries to the Company or to any of its Restricted Subsidiaries of shares of preferred stock; provided, however, that:

(A)  any subsequent issuance or transfer of Equity Interests that results in any such preferred stock being held by a Person other than the Company or a Restricted Subsidiary; and

(B)  any sale or other transfer of any such preferred stock to a Person that is not either the Company or a Restricted Subsidiary of the Company;

will be deemed, in each case, to constitute an issuance of such preferred stock by such Restricted Subsidiary that was not permitted by this clause (13); and

(14)  Indebtedness in an amount not to exceed $25 million under a junior pay-in-kind note incurred in order to redeem or repurchase Capital Stock of the Company upon a final determination by any Gaming Authority of the unsuitability of a holder or beneficial owner of Capital Stock of the Company or upon any other requirement or order by any Gaming Authority having jurisdiction over the Company prohibiting a holder from owning, beneficially or otherwise, the Company’s Capital Stock, provided that the Company has used its reasonable best efforts to effect a disposition of such capital stock to a third party and has been unable to do so; provided, further, that such junior pay-in-kind note:

(A)  is expressly subordinated to the Notes,

(B)  provides that no installment of principal matures (whether by its terms, by optional or mandatory redemption or otherwise) earlier than three months after the maturity of the Notes,

(C)  provides for no cash payments of interest, premium or other distributions earlier than six months after the maturity of the Notes and provides that all interest, premium or other distributions may only be made by distributions of additional junior pay-in-kind notes, which such in-kind distributions shall be deemed Permitted Indebtedness, and

(D)  contains provisions whereby the holder thereof agrees that prior to the maturity or payment in full in cash of the Notes, regardless of whether any insolvency or liquidation has occurred against any Obligor, such holder will not exercise any rights or remedies or institute any action or proceeding with respect to such rights or remedies under such junior pay-in-kind note.

“Permitted Investments” means, without duplication, each of the following:

(1)  Investments in cash (including deposit accounts with major commercial banks) and Cash Equivalents;

(2)  Investments by the Company or a Restricted Subsidiary in the Company or any Restricted Subsidiary or any Person that is or will immediately become upon giving effect to such Investment, or as a result of which, such Person is merged, consolidated or liquidated into, or conveys substantially of all its assets to, an Obligor or a Restricted Subsidiary; provided that Investments in any such Person (other than the Company or any Restricted Subsidiary) made prior to such Investment shall not be “Permitted Investments”; and provided, further, that for purposes of calculating at any date the aggregate amount of Investments made since the Issue Date pursuant to the covenant described above under the caption “—Restricted Payments,” such Investment shall be a Permitted Investment only so long as any Subsidiary in which any such Investment has been made continues to be an Obligor or a Restricted Subsidiary;

(3)  Investments existing on the Issue Date, each such Investment to be:

(A)  in an amount less than $1 million,

(B)  listed on a schedule to the Indenture, or

(C)  an existing Investment by any one or combination of the Company and its consolidated subsidiaries in any other such Person;

(4)  accounts receivable created or acquired in the ordinary course of business of the Company or any Restricted Subsidiary on ordinary business terms;

(5)  Investments arising from transactions by the Company or a Restricted Subsidiary with trade creditors or customers in the ordinary course of business (including any such Investment received pursuant to any plan of reorganization or similar arrangement pursuant to the bankruptcy or insolvency of such trade creditors or customers or otherwise in settlement of a claim);

(6)  Investments made as the result of non-cash consideration received from an Asset Sale that was made pursuant to and in compliance with the covenant described above under the caption “—Assets Sales”;

(7)  Investments consisting of advances to officers, directors and employees of the Company or a Restricted Subsidiary for travel, entertainment, relocation, purchases of Capital Stock of the Company or a Restricted Subsidiary permitted by the Indenture and analogous ordinary business purposes;

(8)  Interest Swap Obligations consisting of Permitted Indebtedness under clause (9) thereof; and

(9)  Transfers by the Company of the following agreements to an Unrestricted Subsidiary:

(A)  Letter Agreement, dated as of September 25, 1995, between Casino Magic Corp. and Casino Magic Neuquen S.A. relating to slot machine leases;

(B)  Letter Agreement, dated as of September 25, 1995, between Casino Magic Corp. and Casino Magic Neuquen S.A. relating to technical assistance services; and

(C)  Letter Agreement, dated as of September 25, 1995, between Casino Magic Corp. and Casino Magic Neuquen S.A. relating to the non-exclusive license of the trade name “Casino Magic.”

“Permitted Junior Securities” means Equity Interests in the Obligors or debt securities that are subordinated to all Senior Debt (and any debt securities issued in exchange for Senior Debt) to substantially the same extent as, or to a greater extent than, the Notes and the Guaranties are subordinated to Senior Debt pursuant to the Indenture.

“Permitted Liens” means:

(1)  Liens in favor of the Company or Liens on the assets of any Guarantor so long as such Liens are held by another Obligor;

(2)  Liens on property of a Person existing at the time such Person is merged into or consolidated with the Company or a Restricted Subsidiary; provided that such Liens were not Incurred in anticipation of such merger or consolidation and do not extend to any assets other than those of the Person merged into or consolidated with the Company or such Restricted Subsidiary, as applicable;

(3)  Liens on property existing at the time of acquisition thereof by any Obligor or Restricted Subsidiary; provided that such Liens were not Incurred in anticipation of such acquisition;

(4)  Liens Incurred to secure Indebtedness permitted by clause (8) of the definition of Permitted Indebtedness, attaching to or encumbering only the subject assets and directly related property such as proceeds (including insurance proceeds) and products thereof and accessions, replacements and substitutions thereof;

(5)  Liens to secure the performance of statutory obligations, surety or appeal bonds, performance bonds or other obligations of a like nature incurred in the ordinary course of business;

(6)  Liens created by “notice” or “precautionary” filings in connection with operating leases or other transactions pursuant to which no Indebtedness is Incurred by the Company or any Restricted Subsidiary;

(7)  Liens existing on the Issue Date;

(8)  Liens for taxes, assessments or governmental charges or claims (including, without limitation, Liens securing the performance of workers compensation, social security, or unemployment insurance obligations) that are not yet delinquent or that are being contested in good faith by appropriate proceedings promptly instituted and diligently concluded; provided that any reserve or other appropriate provision as shall be required in conformity with GAAP shall have been made therefor;

(9)  Liens on shares of any equity security or any warrant or option to purchase an equity security or any security which is convertible into an equity security issued by any Obligor that holds, directly or indirectly through a holding company or otherwise, a license under any applicable Gaming Laws; provided that this clause (9) shall apply only so long as such Gaming Laws provide that the creation of any restriction on the disposition of any of such securities shall not be effective and, if such Gaming Laws at any time cease to so provide, then this clause (9) shall be of no further effect;

(10)  Liens on securities constituting “margin stock” within the meaning of Regulation T, U or X promulgated by the Board of Governors of the Federal Reserve System, to the extent that (i) prohibiting such Liens would result in the classification of the obligations of the Company under the Notes as a “purpose credit” and (ii) the Investment by any Obligor in such margin stock is permitted by the Indenture;

(11)  Liens securing Permitted Refinancing Indebtedness; provided that any such Lien attaches only to the assets encumbered by the predecessor Indebtedness, unless the Incurrence of such Liens is otherwise permitted under the Indenture;

(12)  Liens securing stay and appeal bonds or judgment Liens in connection with any judgment not giving rise to an Event of Default under paragraph (5) of the Events of Default;

(13)  statutory Liens of landlords and Liens of carriers, warehousemen, mechanics, suppliers, materialmen, repairmen and other Liens imposed by law incurred in the ordinary course of business, in respect of obligations not constituting Indebtedness and not past due; provided that adequate reserves shall have been established therefor in accordance with GAAP;

(14)  easements, rights-of-way, zoning restrictions, reservations, encroachments and other similar charges or encumbrances in respect of real property which do not individually or in the aggregate, materially interfere with the conduct of business by any Obligor;

(15)  any interest or title of a lessor under any Capitalized Lease Obligation permitted to be incurred hereunder;

(16)  Liens upon specific items of inventory or equipment and proceeds thereof, Incurred to secure obligations in respect of bankers’ acceptances issued or created for the account of any Obligor or Restricted Subsidiary in the ordinary course of business to facilitate the purchase, shipment, or storage of such inventory or equipment;

(17)  Liens securing Letter of Credit Obligations permitted to be Incurred hereunder Incurred in connection with the purchase of inventory or equipment by an Obligor or Restricted Subsidiary in the ordinary course of the business and secured only by such inventory or equipment, the documents issued in connection therewith and the proceeds thereof; and

(18)  Liens in favor of the Trustee arising under the Indenture.

“Permitted Refinancing Indebtedness” means any Indebtedness of the Company or any Restricted Subsidiary issued in exchange for, or the net proceeds of which are used to repay, redeem, extend, refinance, renew, replace, defease or refund other Permitted Indebtedness of such Person arising under clauses (1), (2), (6), (8), (10) or (11) of the definition of “Permitted Indebtedness” or Indebtedness Incurred under the Consolidated

Coverage Ratio test in the covenant described above under the heading “—Incurrence of Indebtedness and Issuance of Preferred Stock” (any such Indebtedness, “Existing Indebtedness”); provided that:

(1)  the principal amount of such Permitted Refinancing Indebtedness does not exceed the principal amount and accrued interest of such Existing Indebtedness (plus the amount of prepayment penalties, fees, premiums and expenses incurred or paid in connection therewith), except to the extent that the Incurrence of such excess is otherwise permitted by the Indenture;

(2)  if such Indebtedness is subordinated to, or pari passu in right of payment with, the Notes, such Permitted Refinancing Indebtedness has a final maturity date on or later than the final maturity date of, and has a Weighted Average Life to Maturity equal to or greater than the Weighted Average Life to Maturity of, such Existing Indebtedness;

(3)  if such Existing Indebtedness is subordinated in right of payment to the Notes, such Permitted Refinancing Indebtedness has a final maturity date on or later than the final maturity date of, and is subordinated in right of payment to, the Notes on terms at least as favorable to the holders of Notes as those contained in the documentation governing the Indebtedness being repaid, redeemed, extended, refinanced, renewed, replaced, defeased or refunded; and

(4)  such Permitted Refinancing Indebtedness shall be Indebtedness solely of the Obligor or Restricted Subsidiary obligated thereunder, unless otherwise permitted by the Indenture.

“Plan of Liquidation” means, with respect to any Person, a plan (including by operation of law) that provides for, contemplates or the effectuation of which is preceded or accomplished by (whether or not substantially contemporaneously):

(1)  the sale, lease or conveyance of all or substantially all of the assets of such Person otherwise than as an entirety or substantially as an entirety, and

(2)  the distribution of all or substantially all of the proceeds of such sale, lease, conveyance, or other disposition and all or substantially all of the remaining assets of such Person to holders of Capital Stock of such Person.

“Productive Assets” means assets (including assets owned directly or indirectly through Capital Stock of a Restricted Subsidiary) of a kind used or usable in the businesses of the Obligors as they are conducted on the date of the Asset Sale.

“Public Equity Offering” means a public equity offering, underwritten by a nationally recognized underwriter pursuant to an effective registration statement under the Securities Act of Qualified Capital Stock.

“Qualified Capital Stock” means any Capital Stock that is not Disqualified Capital Stock.

“Reclassified Argentina Receipts” means all Argentina Receipts which, as determined in good faith by the Company, will no longer be deemed available for distributions to any Argentina Subsidiary under clause (14) of the second paragraph of the covenant described under the heading “Certain Covenants – Restricted Payments,” provided that such amount does not exceed the balance of the Argentina Contribution Amount immediately prior to such reclassification.

“Related Business” means the gaming (including pari-mutuel betting) business and any and all reasonably related businesses necessary for, in support or anticipation of and ancillary to or in preparation for, the gaming business including, without limitation, the development, expansion or operation of any Casino (including any land-based, dockside, riverboat or other type of Casino), owned, or to be owned, by the Company or one of its Subsidiaries.

“Restricted Investment” means an Investment other than a Permitted Investment.

“Restricted Subsidiary” of a Person means any Subsidiary of the referent Person that is not an Unrestricted Subsidiary. If no referent Person is specified, “Restricted Subsidiary” means a Subsidiary of the Company.

“S&P” means Standard & Poors Rating Group, a division of The McGraw-Hill Industries, Inc., and its successors.

“Senior Debt” means:

(1)  all Indebtedness outstanding under Credit Facilities (including the Bank Credit Agreement) and all Hedging Obligations with respect thereto,

(2)  any other Indebtedness permitted to be Incurred by the Company under the terms of the Indenture, unless the instrument under which such Indebtedness is Incurred expressly provides that it is on a parity with or subordinated in right of payment to the Notes, and

(3)  all Obligations with respect to the foregoing.

Notwithstanding anything to the contrary in the foregoing, Senior Debt will not include:

(1)  any liability for federal, state, local or other taxes owed or owing by the Company,

(2)  any Indebtedness of any Obligor to any of its Restricted Subsidiaries or other Affiliates,

(3)  any trade payables,

(4)  any Indebtedness that is incurred in violation of the Indenture, and

(5)  Indebtedness which, when Incurred and without respect to any election under Section 1111(b) of Title 11, United States Code, is without recourse to any Obligor.

Notwithstanding anything in the Indenture to the contrary Senior Debt shall not include the 9 1/4% Notes. The Indenture will expressly provide that the Obligations in respect of the Notes and the Guarantees will be on a parity with the Obligations in respect of the 9 1/4% Notes and the guarantees thereof in right of payment.

“Stated Maturity” means, with respect to any installment of interest or principal on any series of Indebtedness, the date on which such payment of interest or principal was scheduled to be paid in the original documentation governing such Indebtedness, and shall not include any contingent obligations to repay, redeem or repurchase any such interest or principal prior to the date originally scheduled for the payment thereof.

“Subsidiary,” with respect to any Person, means:

(1)  any corporation or comparably organized entity, a majority of whose voting stock (defined as any class of capital stock having voting power under ordinary circumstances to elect a majority of the Board of such Person) is owned, directly or indirectly, by any one or more of the Obligors, and

(2)  any other Person (other than a corporation) in which any one or more of the Obligors, directly or indirectly, has at least a majority ownership interest entitled to vote in the election of directors, managers or trustees thereof or of which such Obligor is the managing general partner.

“Support Obligation” means any obligation, contingent or otherwise, of any Person directly or indirectly guaranteeing any Indebtedness of any other Person and, without limiting the generality of the foregoing, any obligation, direct or indirect, contingent or otherwise, of such Person:

(1)  to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness of such other Person (whether arising by virtue of partnership arrangements, or by agreement to keep-well, to purchase assets, goods, securities or services, to take-or-pay, or to maintain financial statement conditions or otherwise), or

(2)  entered into for purposes of assuring in any other manner the obligee of such Indebtedness of the payment thereof or to protect such obligee against loss in respect thereof (in whole or in part); provided that the term “Support Obligation” shall not include:

(A)  endorsements for collection or deposit in the ordinary course of business, or

(B)  commitments to make Permitted Investments in Obligors or their Restricted Subsidiaries.

“Unrestricted Subsidiary” means any Subsidiary of the Company that is designated by the Board of the Company as its Unrestricted Subsidiary pursuant to a Board resolution; but only to the extent that such Subsidiary:

(A)  has, or will have after giving effect to such designation, no Indebtedness other than Non-Recourse Indebtedness,

(B)  is not party to any agreement, contract, arrangement or understanding with any Obligor unless the terms of any such agreement, contract, arrangement or understanding are no less favorable to such Obligor than those that might be obtained at the time from Persons who are not Affiliates of such Obligor, or such agreement, contract, arrangement or understanding constitutes a Restricted Payment that is made in accordance with the covenant described above under the caption “Certain Covenants—Restricted Payments,” a Permitted Investment, or an Asset Sale that is made in accordance with the covenant described above under the caption “Repurchase at the Option of Holders—Asset Sales,”

(C)  is a Person with respect to which none of the Obligors has any direct or indirect obligation (i) to subscribe for additional equity interests or (ii) to maintain or preserve such Person’s financial condition or to cause such Person to achieve any specified levels of operating results,

(D)  has not guaranteed or otherwise directly or indirectly provided credit support for any Indebtedness of any Obligor, and

(E)  has at least one director on its Board who is not a director or executive officer of any Obligor and has at least one executive officer who is not a director or executive officer of any Obligor.

Any such designation by the Board of the Company shall be evidenced to the Trustee by filing with the Trustee a certified copy of the Board resolution giving effect to such designation and an Officers’ Certificate certifying that such designation complied with the foregoing conditions and was permitted by the covenant described above under “—Restricted Payments.” If at any time any Unrestricted Subsidiary would fail to meet the foregoing requirements as an Unrestricted Subsidiary, it shall thereafter cease to be an Unrestricted Subsidiary for purposes of the Indenture and any Indebtedness of such Subsidiary shall be deemed to be Incurred by a Restricted Subsidiary as of such time (and, if such Indebtedness is not permitted to be Incurred as of such date under the covenant described above under “—Incurrence of Indebtedness and Issuance of Preferred Stock,” the Company shall be in default of such covenant). The Board of the Company may at any time designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided that such designation shall be deemed to be an Incurrence of Indebtedness by a Restricted Subsidiary of any outstanding Indebtedness of such Unrestricted Subsidiary and such designation shall only be permitted if:

(1)  such Indebtedness is permitted under the covenant described above under the heading “—Incurrence of Indebtedness and Issuance of Preferred Stock,” calculated on a pro forma basis as if such designation had occurred at the beginning of the reference period, and

(2)  no Default or Event of Default would be in existence following such designation.

As of the Issue Date, the following entities shall be Unrestricted Subsidiaries: SR Food & Beverage Company, Casino Magic Neuquen S.A., Casino Magic Support Services S.A., Casino Magic Hellas, S.A., Casino Magic Buenos Aires, S.A. and Casino Magic Europe, BV.

“Voting Stock” of any Person as of any date means the Capital Stock of such Person that is at the time entitled to vote in the election of the Board of such Person.

“Weighted Average Life to Maturity” means, when applied to any Indebtedness at any date, the Company’s calculations of the number of years obtained by dividing:

(1)  the then outstanding aggregate principal amount of such Indebtedness into,

(2)  the total of the products obtained by multiplying:

(A)  the amount of each then remaining installment, sinking fund, serial maturity or other required payment of principal, including payment at final maturity, in respect thereof, by

(B)  the number of years (calculated to the nearest one-twelfth) which will elapse between such date and the making of such payment.

GOVERNMENT REGULATIONS AND GAMING ISSUES

The ownership and operation of gaming companies are subject to extensive regulation. In particular, Indiana, Louisiana, Mississippi, Nevada, California and Argentina have regulations affecting the operation of our gaming business and the ownership and disposition of our securities, including the securities offered pursuant to this prospectus supplement. The section of the accompanying prospectus entitled “Government Regulations and Gaming Issues” summarizes these regulations, as modified and superceded by the discussion below. This discussion should be read in conjunction with the more detailed summary contained in the accompanying prospectus.

Indiana.    The Indiana Act authorizes the issuance of up to ten Riverboat Owner’s Licenses to be operated from counties that are contiguous to the Ohio River and Lake Michigan. In October 2000, Belterra, the tenth riverboat, commenced operations. Five of the riverboats are in counties contiguous to the Ohio River and five are in counties contiguous to Lake Michigan. The Indiana Act originally included an eleventh license for a county contiguous to Patoka Lake. The Indiana Commission has not considered an application for a license to be sited in a county contiguous to Patoka Lake since Patoka Lake is a project of the U.S. Army Corps of Engineers (“Corps”) and the Corps has determined Patoka Lake is unsuitable for a riverboat project. In April, 2003, the Indiana General Assembly passed legislation that eliminated the license for a county contiguous to Patoka Lake, but authorized the establishment and operation of a riverboat casino in Orange County, Indiana. Under this legislation, the Indiana Gaming Commission is authorized to enter into an operating agreement for up to 20 years with a qualified operator for this facility. Initial applications to compete for the right to enter into this operator’s agreement are due to the Indiana Gaming Commission by September 19, 2003. The Company is not an applicant for this operator’s agreement. A riverboat owner’s license is a revocable privilege and is not a property right under the Indiana Act.

An Indiana license entitles the licensee to own and operate one riverboat. In its 2003 session, the Indiana General Assembly passed legislation that became effective July 1, 2003, that permits a company to own up to 100% of two separate riverboat owner licenses. An Indiana riverboat owner’s license has an initial effective period of five years; thereafter, a license is subject to annual renewal. After the expiration of the initial license, the Indiana Gaming Commission will conduct a complete re-investigation every three years, but the Indiana Gaming Commission reserves the right to investigate licenses at any times it deems necessary. The Indiana Gaming Commission has broad discretion over the initial issuance of licenses and over the renewal, revocation, suspension, restriction and control of riverboat owner’s licenses. Belterra will be subject to a reinvestigation in 2003 to ensure it continues to be in compliance with the Indiana Act. Officers, directors and principal owners of the actual license holder and employees who are to work on the riverboat are subject to substantial disclosure requirements as a part of securing and maintaining necessary licenses.

In its 2003 legislative session, the Indiana General Assembly imposed a retroactive wagering tax on all riverboats, moving the effective date of the 2002 graduated wagering tax from August 1, 2002 to July 1, 2002. The state Department of Revenue has assessed this retroactive tax on the riverboats, without providing an offset for taxes paid at a higher tax rate during that one-month period. Belterra and the other riverboat casinos have filed protests with the state, asserting that this interpretation of the legislation is erroneous and should be set aside.

In its 2003 legislative session, the Indiana General Assembly authorized riverboat casinos to remain open 24 hours per day, seven days a week, with those hours to be set at the election of the riverboat. In July, 2003, Belterra began continuous 24-hour gaming each day of the week.

Mississippi.    Casino Magic Biloxi was granted a renewal of its gaming license by the Mississippi Gaming Commission (the “Mississippi Commission”) on December 21, 2000, and this license expires in January of 2004.

On December 18, 2002, the Mississippi Commission granted us prior approval to make public offerings and private placements of securities for a period of two years, subject to certain conditions (the “Mississippi Shelf

Approval”). The Mississippi Shelf Approval also includes approval for Casino Magic Corp. and Casino Magic Biloxi to guarantee any security issued by, and for Casino Magic Biloxi to hypothecate its assets to secure the payment or performance of, any obligations evidenced by a security issued by us in a public offering or private placement under the Mississippi Shelf Approval. The Mississippi Shelf Approval also includes approval to place restrictions upon the transfer of and enter into agreements not to encumber the equity securities of Casino Magic Corp. and Casino Magic Biloxi. The Mississippi Shelf Approval, however, may be rescinded for good cause without prior notice upon the issuance of an interlocutory stop order by the Mississippi Commission. The Mississippi Shelf Approval does not constitute a finding, recommendation or approval of the Mississippi Commission as to the accuracy or the adequacy of any prospectus or the investment merits of any securities offered thereby. Any representation to the contrary is unlawful. The sale of securities pursuant to this prospectus supplement will qualify as an offering made pursuant to the terms of the Mississippi Shelf Approval as currently in effect or as may be renewed in the discretion of the Mississippi Commission. A post-closing loan report must be filed within thirty (30) days of closing, and the Mississippi Commission retains discretion to rescind the transaction under certain circumstances.

The Mississippi Commission generally has exercised its discretion to require a finding of suitability of any beneficial owner of more than five percent of any class of voting securities for a Registered Corporation. However, under certain circumstances, an “institutional investor,” as defined in the Mississippi Commission’s regulations, which acquires more than ten percent but not more than fifteen percent of the voting securities of a Registered Corporation may apply to the Mississippi Commission for a waiver of a finding of suitability if such institutional investor holds the voting securities for investment purposes only. An institutional investor shall not be deemed to hold voting securities for investment purposes unless the voting securities were acquired and are held in the ordinary course of business as an institutional investor and not for the purpose of causing, directly or indirectly, the election of a majority of the members of the board of directors of the Registered Corporation, any change in the corporate charter, bylaws, management, policies or operations, or any of its gaming affiliates, or any other action which the Mississippi Commission finds to be inconsistent with holding the voting securities for investment purposes only. Activities which are not deemed to be inconsistent with holding voting securities for investment purposes include:

•	voting on all matters voted on by stockholders;

•	making financial and other inquiries of management of the type normally made by securities analysts for informational purposes and not to cause a change in our management, policies or operations; and

•	such other activities as the Mississippi Commission may determine to be consistent with such investment intent.

The sale of food or alcoholic beverages at Casino Magic Biloxi is subject to licensing, control and regulation by the local authorities and by the Alcoholic Beverage Control Division (“ABC”) of the Mississippi State Tax Commission. If the ABC laws are violated, the ABC has full power to limit, condition, suspend or revoke any license for the serving of alcoholic beverages or to place a licensee on probation with or without conditions. Any such disciplinary action against Casino Magic Biloxi could (and revocation would) have a materially adverse effect upon our operations. Certain of our, Casino Magic Corp.’s and Casino Magic Biloxi’s officers and managers must be investigated by the ABC in connection with Casino Magic Biloxi’s liquor permits. Changes in licensed positions must be approved by the ABC.

Nevada.    We are currently registered by the Nevada Gaming Commission (“Nevada Commission”) as a publicly traded corporation (a “Registered Corporation”). The Nevada Gaming Control Act and the regulations promulgated thereunder (the “Nevada Act”) requires any person who acquires beneficial ownership of more than 5% of a Registered Corporation’s voting securities to report the acquisition to the Nevada Commission. The Nevada Act requires that beneficial owners of more than 10% of a Registered Corporation’s voting securities apply to the Nevada Commission for a finding of suitability within thirty days after the Chairman of the Nevada State Gaming Control Board mails the written notice requiring such filing. Under certain circumstances, an “institutional investor,” as defined in the Nevada Act, which acquires more than 10%, but not more than 15%, of a Registered Corporation’s voting securities may apply to the Nevada Commission for a waiver of such finding of suitability if such institutional investor holds the voting securities for investment purposes only. Under certain circumstances, an institutional investor which has been granted a waiver can hold up to 19% of a Registered Corporation’s voting securities and maintain the waiver for a limited period of time. An institutional investor shall not be deemed to hold voting securities for investment purposes unless the voting securities were acquired and are held in the ordinary course of business as an institutional investor and not for the purpose of causing, directly or indirectly, the election of a majority of the members of the board of directors of the Registered Corporation, any change in the Registered Corporation’s corporate charter, restated bylaws, management, policies or operations of the Registered Corporation, or any of its gaming affiliates, or any other action which the Nevada Commission finds to be inconsistent with holding the Registered Corporation’s voting securities for investment purposes only. Activities which are not deemed to be inconsistent with holding voting securities for investment purposes only include: (i) voting on all matters voted on by stockholders; (ii) making financial and other inquiries of management of the type normally made by securities analysts for informational purposes and not to cause a change in its management, policies or operations; and (iii) such other activities as the Nevada Commission may determine to be consistent with such investment intent. If the beneficial holder of voting securities who must be found suitable is a corporation, partnership or trust, it must submit detailed business and financial information, including a list of beneficial owners. The applicant is required to pay all costs of investigation.

License fees and taxes, computed in various ways depending on the type of gaming or activity involved, are payable to the State of Nevada and to the City of Reno, in which the PNK (Reno), LLC’s (the “Gaming Subsidiary”) operations are conducted. Depending upon the particular fee or tax involved, these fees and taxes are payable either monthly, quarterly or annually and are based upon either: (i) a percentage of the gross revenues received; (ii) the number of gaming devices operated; or (iii) the number of table games operated. A casino entertainment tax is also paid by casino operations where entertainment is furnished in a cabaret, nightclub, cocktail lounge or casino showroom in connection with the serving or selling of food or refreshments, or the selling of any merchandise.

Pursuant to new legislation signed into law on July 23, 2003, the license fees on the number of gaming devices operated was increased effective immediately, the gross revenue fee was increased effective August 1, 2003 from 6.25% to 6.75%, and the range of events covered by the entertainment tax was expanded effective September 1, 2003. The Gaming Subsidiary will also become subject to a payroll tax based on wages paid to its employees effective October 1, 2003.

California.    The Gambling Control Act was enacted for the purpose of regulating businesses that offer otherwise lawful forms of gambling games. The Company is the lessor under two leases whose tenants are involved in operating gambling establishments. The Company solely acts as the landlord under these agreements and does not maintain any interest in the gaming revenues generated on the premises. The Gambling Control Act’s application to the Company is solely in relation to its status as a landlord under the two leases.

The Gambling Control Act provides that the California Gambling Control Commission may require any person who owns an interest in the premises of a licensed gambling establishment or in real property used by a licensed gambling establishment to register with the commission, apply for a finding of suitability, or apply for a gambling license. Thus, the Company in its role as the landlord under its leases may be required by the commission to comply with any of these three requirements.

Louisiana.    See the accompanying prospectus under the section entitled “Government Regulations and Gaming Issues.”

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information we file with the SEC at its public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our filings are also available to the public on the Internet, through a database maintained by the SEC at http://www.sec.gov.

We filed a registration statement on Form S-3 to register with the SEC the notes described in this prospectus supplement. This prospectus supplement and the accompanying prospectus are part of that registration statement. As permitted by SEC rules, this prospectus supplement does not contain all the information contained in the registration statement or the exhibits to the registration statement. You may refer to the registration statement and accompanying exhibits for more information about us and the notes.

The SEC allows us to incorporate by reference into this document the information we have filed with it. This means that we can disclose important business, financial and other information to you by referring you to other documents separately filed with the SEC. All information incorporated by reference is part of this document, unless and until that information is updated and superseded by the information contained in this document or any information subsequently incorporated by reference.

We incorporate by reference the documents we have filed with the SEC listed below:

1.	Our current report on Form 8-K filed on January 17, 2003;

2.	Our annual report on Form 10-K for the year ended December 31, 2002;

3.	Our quarterly report on Form 10-Q for the quarter ended March 31, 2003;

4.	Our current report on Form 8-K filed on May 30, 2003;

5.	Our quarterly report on Form 10-Q for the quarter ended June 30, 2003;

6.	Our current report on Form 8-K filed on September 15, 2003; and

7.	Our current report on Form 8-K filed on September 19, 2003.

You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:

Pinnacle Entertainment, Inc.

Investor Relations

Suite 1800

3800 Howard Hughes Parkway

Las Vegas, Nevada 89109

(702) 784-7777

Exhibits to the filings will not be sent, however, unless those exhibits have specifically been incorporated by reference.

We also incorporate by reference all future filings we make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 on or after the date of this prospectus supplement and prior to the termination of the offering made hereby, provided, however, we are not incorporating any information furnished under either Item 9 or Item 12 of any Current Report on Form 8-K. Such documents will become a part of this prospectus supplement from the date that the documents are filed with the SEC.

UNDERWRITING

Subject to the terms and conditions set forth in an underwriting agreement dated September 19, 2003, between the underwriters, the subsidiary guarantors and us (the “Underwriting Agreement”), the Company and the subsidiary guarantors have agreed to sell to the underwriters, and each of the underwriters named below (the “Underwriters”) has severally agreed to purchase from us the aggregate principal amount of notes set forth opposite its name below.

Underwriters	Principal Amount of Notes
(in millions)
Bear, Stearns & Co. Inc.	$54.00
Banc of America Securities LLC	31.05
Lehman Brothers Inc.	31.05
SG Cowen Securities Corporation	13.50
CIBC World Markets Corp.	2.70
UBS Securities LLC	2.70

Total	$135.0

The Underwriting Agreement provides that the obligations of the several Underwriters thereunder to purchase the notes included in this offering are subject to approval of certain legal matters by counsel and to various other conditions. The Underwriters are obligated to purchase all the notes if they purchase any of the notes.

The following table shows the per note price to investors, expressed as a percentage of par, and total underwriters’ discounts and commissions, expressed as a percentage of the offering price to investors, to be paid to the Underwriters by us.

	Price to Investors	Underwriters’ Discount	Proceeds to the Company
Per note	98.369%	2.03%	97.967%
Total	$132,798,150	$2,700,000	$130,098,150

We estimate that the total expenses for this offering, excluding underwriting discounts and commissions, will be approximately $675,000 and will be paid by us.

The Underwriters propose to offer some of the notes directly to the public at the public offering price set forth on the cover page of this prospectus supplement and through selected dealers at such price less a concession not in excess of 0.50% per note. The Underwriters may allow, and such dealers may re-allow, concessions not in excess of 0.25% per note on sales to other dealers. After the offering of the notes, the public offering price, concessions and other selling terms may be changed by the Underwriters. The notes are offered subject to receipt and acceptance by the Underwriters and to certain other conditions, including the right to reject orders in whole or in part.

It is expected that delivery of the notes will be made against payment therefore on the date specified on the cover page of this prospectus supplement, which will be the fourth business day following the date of pricing of the notes. Under Rule 15c6-1 under the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, the purchasers who wish to trade the notes on the date of pricing or the next succeeding three business days will be required, by virtue of the fact that the notes initially will settle in four business days, to specify an alternate settlement cycle at the time of any such trade to prevent failed settlement. Purchasers of the notes who wish to trade the notes on the date of pricing or the next succeeding three business days should consult their own advisor.

The Company and the subsidiary guarantors have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments the Underwriters may be required to make because of any of those liabilities.

In order to facilitate the offering, certain persons participating in the offering may engage in transactions that stabilize, maintain or otherwise affect the price of the notes during and after the offering. Specifically, the Underwriters may over-allot or otherwise create a short position in the notes for their own account by selling more notes than have been sold to it by us. The Underwriters may elect to cover any such short position by purchasing notes in the open market. In addition, the Underwriters may stabilize or maintain the price of the notes by bidding for or purchasing notes in the open market and may impose penalty bids, under which selling concessions allowed to other broker-dealers participating in the offering are reclaimed if notes previously distributed in the offering are repurchased in connection with stabilization transactions or otherwise. The effect of these transactions may be to stabilize or maintain the market price of the notes at a level above that which might otherwise prevail in the open market. The imposition of a penalty bid may also affect the price of the notes to the extent that it discourages the resales thereof. The Underwriters are not required to engage in these activities and may end these activities at any time.

From time to time, some of the Underwriters or their affiliates have provided, and may continue to provide in the future, investment banking, general financing and advisory services for us and our affiliates for which they have received, and expect to receive, customary fees and expenses.

Bear Stearns Corporate Lending, Inc., an affiliate of Bear, Stearns & Co. Inc., is the syndication agent and a lender under, and Bear, Stearns & Co. Inc. acted as a joint lead arranger and joint book running manager with respect to, our credit facility, for which they received customary fees. In addition, Bear, Stearns & Co. Inc. is acting as the dealer-manager in connection with our offer to purchase our outstanding 9.50% senior subordinated notes due 2007, for which it will receive reimbursement of fees, costs and expenses incurred in connection therewith. See “Use of Proceeds” in this prospectus supplement.

Bank of America, N.A., an affiliate of Banc of America Securities LLC, is the administrative agent and a lender under, and Banc of America Securities LLC acted as a joint lead arranger and joint book running manager with respect to, our credit facility, for which they received customary fees. In addition, CIBC Inc. and Société Générale, affiliates of CIBC World Markets Corp. and SG Cowen Securities Corporation, respectively, are the documentation agents and lenders under, and Société Générale acted as a co-arranger with respect to, our credit facility, for which they received customary fees.

LEGAL MATTERS

The validity of the notes offered hereby will be passed upon for us by Irell & Manella LLP, Los Angeles, California. Certain legal matters in connection with this offering will be passed upon for the underwriters by Latham & Watkins LLP, Los Angeles, California. Latham & Watkins LLP has from time to time provided, and may in the future provide, legal services to us, other than in connection with this offering.

EXPERTS

The financial statements as of December 31, 2002 and 2001, and for each of the three years in the period ended December 31, 2002, included in this prospectus supplement and incorporated by reference into the registration statement of which this prospectus supplement is a part, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports appearing herein and incorporated by reference into the registration statement of which this prospectus supplement is a part (which reports express unqualified opinions and include an explanatory paragraph relating to Pinnacle Entertainment, Inc.’s change in accounting for goodwill and other intangible assets to conform to the statement of Financial Standards No. 142, “Goodwill and other intangible assets”), and have been so included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

PINNACLE ENTERTAINMENT, INC.

INDEPENDENT AUDITORS’ REPORT

To the Board of Directors and Stockholders of

Pinnacle Entertainment, Inc.:

We have audited the accompanying consolidated balance sheets of Pinnacle Entertainment, Inc., (a Delaware corporation, formerly Hollywood Park, Inc.) and subsidiaries (the “Company”), as of December 31, 2002 and 2001, and the related consolidated statements of operations, stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Pinnacle Entertainment, Inc. and subsidiaries as of December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2 to the Consolidated Financial Statements, Pinnacle Entertainment Inc. changed its method of accounting for goodwill and other intangible assets to conform to Statement of Financial Standards No. 142, “Goodwill and Other Intangible Assets,” in 2002 and recorded a cumulative effect of a change in accounting principle in the first quarter of 2002.

/s/    Deloitte & Touche LLP

DELOITTE & TOUCHE LLP

Las Vegas, Nevada

February 21, 2003, except as to Note 18, as to which the date is September 12, 2003

PINNACLE ENTERTAINMENT, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

	For the years ended December 31,
	2002	2001	2000
	(in thousands, except per share data)
Revenues:
Gaming	$432,343	$421,491	$448,378
Food and beverage	29,751	30,952	31,920
Truck stop and service station	19,720	20,190	21,782
Hotel and recreational vehicle park	14,723	14,977	12,730
Other income	17,464	20,433	25,340
Racing	0	0	9,452

	514,001	508,043	549,602

Expenses:
Gaming	252,551	238,975	244,823
Food and beverage	34,034	38,799	35,180
Truck stop and service station	18,154	18,703	20,300
Hotel and recreational vehicle park	9,095	10,169	6,663
Racing	0	0	4,133
Selling, general and administrative	106,611	120,335	107,978
Depreciation and amortization	44,929	49,450	46,102
Other operating expenses	9,253	14,159	10,578
Asset write-offs and impairment write-downs	2,753	23,530	0
Indiana regulatory settlement and related costs	6,609	0	0
Corporate relocation and reorganization costs	1,601	0	0
Gain on disposition of assets	0	(500)	(118,816)
Pre-opening costs, Belterra Casino Resort	0	610	15,030
Terminated merger reserve recoveries and costs	0	(464)	5,727

	485,590	513,766	377,698

Operating income (loss)	28,411	(5,723)	171,904
Interest income	(2,206)	(5,021)	(12,604)
Interest expense, net	49,688	49,853	52,620
Loss on early extinguishment of debt	0	0	4,146

(Loss) income before cumulative effect of a change in accounting principle and income taxes	(19,071)	(50,555)	127,742
Income tax (benefit) expense	(6,146)	(21,906)	50,903

(Loss) income before cumulative effect of a change in accounting principle	(12,925)	(28,649)	76,839
Cumulative effect of a change in accounting principle, net of income tax benefit	56,704	0	0

Net (loss) income	$(69,629)	$(28,649)	$76,839

Net (loss) income per common share—basic
(Loss) income before cumulative effect of a change in accounting principle, net of income taxes	$(0.50)	$(1.11)	$2.92
Cumulative effect of a change in accounting principle, net of income tax	(2.20)	0.00	0.00

Net (loss) income per common share—basic	$(2.70)	$(1.11)	$2.92

Net (loss) income per common share—diluted
(Loss) income before cumulative effect of a change in accounting principle, net of income taxes	$(0.50)	$(1.11)	$2.80
Cumulative effect of a change in accounting principle, net of income tax benefit	(2.20)	0.00	0.00

Net (loss) income per common share—diluted	$(2.70)	$(1.11)	$2.80

Number of shares—basic	25,773	25,814	26,335
Number of shares—diluted	25,773	25,814	27,456

See accompanying notes to the consolidated financial statements.

PINNACLE ENTERTAINMENT, INC.

CONSOLIDATED BALANCE SHEETS

	December 31,
	2002	2001
	(in thousands, except share data)
Assets
Current Assets:
Cash and cash equivalents	$114,286	$153,187
Restricted cash—Argentina	3,155	3,452
Receivables, net of allowance for doubtful accounts of $2,364 and $2,365 as of December 31, 2002 and 2001, respectively	9,857	9,194
Income tax receivable	6,364	10,587
Inventories	5,320	4,264
Prepaid expenses and other assets	16,314	14,143
Deferred income taxes	5,549	4,712
Assets held for sale	12,160	18,285
Current portion of notes receivable	0	1,000

Total current assets	173,005	218,824
Restricted cash	30,100	0
Property, plant and equipment, net	586,083	576,299
Goodwill, net of amortization	19,558	68,727
Gaming licenses, net of amortization	21,944	36,588
Debt issuance costs, net of amortization	8,679	12,334
Other assets	1,069	6,577

	$840,438	$919,349

Liabilities and Stockholders’ Equity
Current Liabilities:
Accounts payable	$15,615	$16,953
Accrued interest	17,129	17,423
Accrued compensation	17,208	13,737
Other accrued liabilities	35,515	31,887
Current portion of notes payable	2,419	3,654

Total current liabilities	87,886	83,654
Notes payable, less current maturities	491,079	493,493
Deferred income taxes	12,987	22,686
Stockholders Equity:
Capital stock—
Preferred—$1.00 par value, authorized 250,000 shares; none issued and outstanding in 2002 and 2001	0	0
Common—$0.10 par value, authorized 40,000,000 shares; 25,934,261 and 25,443,444 shares issued and outstanding in 2002 and 2001	2,615	2,545
Capital in excess of par value	224,195	219,613
Accumulated other comprehensive loss	(10,483)	(4,430)
Retained earnings	32,159	101,788

Total stockholders’ equity	248,486	319,516

	$840,438	$919,349

See accompanying notes to the consolidated financial statements.

PINNACLE ENTERTAINMENT, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

For the years ended December 31, 2002, 2001 and 2000

	Common Stock	Capital in Excess of Par Value	Accumulated Other Comprehensive Loss	Retained Earnings	Total Stockholders’ Equity
	(in thousands)
Balance as of January 1, 2000	$2,624	$224,654	$0	$53,598	$280,876
Net income, comprehensive income	0	0	0	76,839	76,839
Executive stock option compensation	0	414	0	0	414
Common stock options exercised	20	2,302	0	0	2,322
Tax benefit associated with exercised common stock options	0	725	0	0	725

Balance as of December 31, 2000	2,644	228,095	0	130,437	361,176
Net loss	0	0	0	(28,649)	(28,649)
Foreign currency translation loss	0	0	(4,430)	0	(4,430)

Comprehensive loss					(33,079)

Repurchase and retirement of common stock	(110)	(9,710)	0	0	(9,820)
Executive stock option compensation	0	414	0	0	414
Common stock options exercised	11	469	0	0	480
Tax benefit associated with exercised common stock options	0	345	0	0	345

Balance as of December 31, 2001	2,545	219,613	(4,430)	101,788	319,516
Net loss	0	0	0	(69,629)	(69,629)
Foreign currency translation loss	0	0	(6,053)	0	(6,053)

Comprehensive loss					(75,682)

Executive stock option compensation	0	177	0	0	177
Common stock options exercised	70	3,997	0	0	4,067
Tax benefit associated with exercised common stock options	0	408	0	0	408

Balance as of December 31, 2002	$2,615	$224,195	$(10,483)	$32,159	$248,486

See accompanying notes to the consolidated financial statements

PINNACLE ENTERTAINMENT, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the years ended December 31,
	2002	2001	2000
	(in thousands)
Cash flows from operating activities:
Net (loss) income	$(69,629)	$(28,649)	$76,839
Adjustments to reconcile net (loss) income to net cash provided by (used in) operating activities:
Depreciation and amortization	44,929	49,450	46,102
Cumulative effect of a change in accounting principle, net of income tax benefit	56,704	0	0
Write-off of unamortized premium and debt costs associated with 13% Notes, net	0	0	(3,340)
Gain on disposition of assets	0	(500)	(118,816)
Asset write-offs and impairment write-downs	2,753	23,530	0
Other changes that (used) provided cash:
Receivables, net	(663)	6,991	(2,017)
Income tax receivable	4,223	(10,587)	0
Prepaid expenses and other assets	(3,227)	(2,495)	(7,168)
Accounts payable	(1,338)	(2,396)	(1,747)
Accrued liabilities	7,099	(10,339)	(8,351)
Accrued interest	(294)	(574)	(8,083)
Income taxes	(6,297)	14,556	(6,271)
All other, net	4,770	530	4,028

Net cash provided by (used in) operating activities	39,030	39,517	(28,824)

Cash flows from investing activities:
Restricted cash	(29,803)	(3,452)	0
Additions to property, plant and equipment	(48,596)	(52,264)	(202,775)
Receipts from dispositions of property, plant and equipment	659	324	266,925
Principal collected on notes receivable	1,000	8,636	5,699
Proceeds from short term investments	0	0	123,428

Net cash (used in) provided by investing activities	(76,740)	(46,756)	193,277

Cash flows from financing activities:
Redemption of Casino Magic 13% Notes	0	0	(112,875)
Payment of notes payable	(3,649)	(3,447)	(5,119)
Common stock options exercised	4,067	480	2,302
Common stock repurchase and retirement	0	(9,820)	0
Other financing activities, net	408	345	745

Net cash provided by (used in) financing activities	826	(12,442)	(114,947)

Effect of exchange rate changes on cash	(2,017)	0	0

(Decrease) increase in cash and cash equivalents	(38,901)	(19,681)	49,506
Cash and cash equivalents at the beginning of the year	153,187	172,868	123,362

Cash and cash equivalents at the end of the year	$114,286	$153,187	$172,868

Supplemental Cash Flow Information:
Cash paid during the year for:
Interest	$46,366	$46,712	$56,248
Income taxes (received) paid, net	(2,370)	(23,088)	64,600
Non-cash currency translation rate adjustment	6,053	4,430	0

See accompanying notes to the consolidated financial statements

PINNACLE ENTERTAINMENT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1—Summary of Significant Accounting Policies

General    Pinnacle Entertainment, Inc. (the “Company” or “Pinnacle Entertainment”) owns and operates gaming entertainment facilities in several gaming markets. These include five properties in the United States, located in southeastern Indiana (“Belterra Casino Resort”); Reno, Nevada (“Boomtown Reno”); Bossier City and New Orleans, Louisiana (“Boomtown Bossier City” and “Boomtown New Orleans”, respectively); and Biloxi, Mississippi (“Casino Magic Biloxi”). In addition, the Company operates two casinos in Argentina (“Casino Magic Argentina”) and receives lease income from two card clubs and owns 97 acres of vacant land in southern California. The Company is also developing a hotel and casino resort in Lake Charles, Louisiana.

The Belterra Casino Resort is near Cincinnati, Ohio and Louisville, Kentucky. The twin cities of Shreveport/Bossier City offer the most convenient casinos to the Dallas/Fort Worth metropolitan area. The Lake Charles region offers the closest casinos to the cities of Houston, Austin and San Antonio.

Basis of Presentation    The accompanying consolidated financial statements include the accounts of Pinnacle Entertainment, Inc. and its subsidiaries and have been prepared by the Company’s management in accordance with generally accepted accounting principles in the United States of America (“GAAP”) and with the rules and regulations of the Securities and Exchange Commission (“SEC”). The consolidated financial statements include the accounts of Pinnacle Entertainment and its subsidiaries. All significant inter-company accounts and transactions have been eliminated.

Amortization of Debt Issuance Costs    Debt issuance costs incurred in connection with long-term debt and bank financing are capitalized and amortized, based on the straight-line method that approximates the effective interest method, to interest expense during the period the debt or loan commitments are outstanding. Amortization of debt issuance costs included in interest expense was $3,862,000, $3,742,000 and $3,062,000 for the years ended December 31, 2002, 2001 and 2000, respectively. Accumulated amortization as of December 31, 2002 and 2001 was $15,334,000 and $11,472,000 respectively.

Gaming Revenues and Promotional Allowances    Gaming revenues consist of the difference between gaming wins and losses. Revenues in the accompanying statements of operations exclude the retail value of food and beverage, hotel rooms, admission to riverboats and other items provided to patrons on a complimentary basis. The estimated cost of providing these promotional allowances (which is included in gaming expenses) was $36,623,000, $50,216,000 and $45,713,000 for the years ended December 31, 2002, 2001 and 2000, respectively.

Shelf Registration    The Company’s shelf registration statement, which had originally been filed in June 2002 with the Securities and Exchange Commission and became effective in October 2002, permits the issuance of up to $500,000,000 of debt, equity or other securities. There can be no assurance, however, that the Company will be able to issue any of such securities on terms acceptable to the Company. At December 31, 2002 costs totaling approximately $1,200,000 related to the shelf registration statement had been capitalized.

Use of Estimates    The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect (i) the reported amounts of assets and liabilities, (ii) the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and (iii) the reported amounts of revenues and expenses during the reporting period. Estimates used by the Company include, among other things, (i) the evaluation of the non-impairment of property, plant, equipment and other long-term assets, (ii) the evaluation of the future realization of deferred tax assets, (iii) the adequacy of reserves associated with asset sales and the Indiana regulatory settlement, and in determining litigation reserves and other obligations, and (iv) the valuation of funds held in Argentine banks. Actual results could differ from those estimates.

PINNACLE ENTERTAINMENT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Cash and Cash Equivalents    Cash and cash equivalents consist of cash, certificates of deposit and short-term investments with original maturities of 90 days or less.

Restricted Cash—Argentina    Restricted cash—Argentina at December 31, 2002 and 2001 consists of the cash of Casino Magic Argentina maintained in Argentina, translated from the Argentine peso to the U.S. dollar. Argentina experienced political and economic disruption in the latter part of 2001, including the devaluation of its currency and the governmental restriction of transferring funds out of the country. As of December 31, 2002, the restriction of transferring funds out of the country remained in effect. Therefore, cash of Casino Magic Argentina maintained in Argentina is classified as Restricted Cash—Argentina on the Consolidated Balance Sheet. In the first quarter of 2003, some but not all of the government restrictions of transferring cash out of the country began to be lifted by the Argentine government. All assets, including cash, have been translated to U.S. dollars from the Argentine peso.

Restricted Cash    The long-term restricted cash of $30,100,000 at December 31, 2002 earns interest and consists of a $22,500,000 refundable investment account that was established as a requirement by the Louisiana Gaming Control Board for the Lake Charles construction project and will be released back to the Company once construction commences (see Note 5); a $5,000,000 escrow with the Indiana Gaming Commission as a requirement for the completion of the Belterra Casino Resort’s 300-guestroom tower expansion (see Note 11); and a $2,600,000 letter of credit for a workers’ compensation insurance deposit.

Inventories    Inventories, which consist primarily of food, beverage and operating supplies, are stated at the lower of cost or market value. Costs are determined using the first-in, first-out method.

Property, Plant and Equipment    Additions to property, plant and equipment and construction-in-progress are recorded at cost, including capitalized interest. Depreciation and amortization are provided based on the straight-line method over the assets’ estimated useful lives as follows:

Years
Land improvements	5 to 40
Buildings and improvements	10 to 39
Vessels and barges	25 to 31
Equipment	3 to 10

Maintenance, repairs and assets purchased below $2,500 (or a group of like-type assets purchased below $5,000) are charged to expense, and betterments are capitalized. The costs of property sold or otherwise disposed of and their associated accumulated depreciation are eliminated from both the property and accumulated depreciation accounts.

Capitalization of Interest    The Company capitalizes interest expense on construction in progress based on an imputed interest rate estimating the Company’s average cost of borrowed funds. Capitalized interest is based on project costs at an imputed rate and was $995,000, $481,000 and $8,148,000 in fiscal 2002, 2001 and 2000, respectively. Such capitalized interest becomes part of the cost of the related asset and is depreciated over its estimated useful life.

Income Taxes    The Company accounts for income taxes under Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes (“SFAS No. 109”), whereby deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under SFAS No. 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that included the enactment date.

PINNACLE ENTERTAINMENT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Comprehensive Income    Statement of Financial Accounting Standards No. 130 Reporting Comprehensive Income (“SFAS No. 130”) requires that a company disclose other comprehensive income (loss) and the components of such income (loss). The objective of SFAS No. 130 is to report a measure of all changes in equity other than transactions with stockholders, such as the issuance or repurchase of shares. “Comprehensive income (loss)” is the sum of net income (loss) and other comprehensive income (loss).

The Company’s only such item was the foreign currency translation adjustments reported in the accompanying financial statements. Therefore, comprehensive income (loss) was computed as follows:

	For the years ended December 31,
	2002	2001	2000
	(in thousands)
Net (loss) income	$(69,629)	$(28,649)	$76,839
Foreign currency translation loss	(6,053)	(4,430)	0

Comprehensive (loss) income	$(75,682)	$(33,079)	$76,839

Earnings per Share    Basic earnings per share are based on net income less preferred stock dividend requirements divided by the weighted average common shares outstanding during the period. Diluted earnings per share assume exercise of in-the-money stock options (those options with exercise prices at or below weighted average market price for the periods presented) outstanding at the beginning of the year or at the date of the issuance, unless the assumed exercises are antidilutive.

The effect of stock options outstanding was not included in the diluted calculations for the years ended December 31, 2002 and 2001 as the Company incurred a net loss for those periods. The number of potentially dilutive options was 157,700 and 104,000 for the years ended December 31, 2002 and 2001, respectively. A reconciliation of income and shares for basic and diluted earnings per share (“EPS”) for the year ended December 31, 2000 is as follows:

	Income	Shares	Per Share Amount
	(in thousands, except per share data)
Basic EPS–Net income available to common stockholders	$76,839	$26,335	$2.92
Effect of dilutive securities—Options	0	1,121	(0.12)

Diluted EPS–Net income available to common stockholders plus assumed conversions	$76,839	$27,456	$2.80

Accounting for Customer “Cash-back” Loyalty Programs    In 2001, the Emerging Issues Task Force (“EITF”) reached consensus on accounting for “Points” and Certain Other Time-Based Sales Incentive Offers, and Offers for Free Products or Services to Be Delivered in the Future. This EITF pronouncement requires that the cost of the cash back component of the Company’s customer loyalty programs be treated as a reduction in revenues. The Company rewards certain customers with cash, based upon their level of play on certain casino games (primarily slot machines). These costs were previously recorded as a casino expense. The EITF consensus was adopted by the Company in the quarter ended March 31, 2001. The Company reclassified (i.e., reduced gaming revenue and gaming expense) the cash back component of its customer loyalty programs in the amount of $21,497,000 related to the year ended December 31, 2000 to be consistent with the years ended December 31, 2002 and 2001.

Goodwill and Other Intangible Assets    See Note 2.

PINNACLE ENTERTAINMENT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Statement of Financial Accounting Standards No. 144 (“SFAS No. 144”)    In August 2001, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 144, “Accounting for the Impairment or Disposal of Long-lived Assets”, which the Company adopted on January 1, 2002.

SFAS No. 144 requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the book value of an asset may not be recoverable. The Company reviews its long-lived assets at each balance sheet date. If a long-lived asset is to be retained, the Company assesses recoverability based on the asset’s future undiscounted cash flows over the remaining life compared to the asset’s book value. If an impairment exists, the asset is written down to fair value, based on quoted market prices or another valuation technique, such as discounted cash flow analysis. If a long-lived asset is to be sold, the asset is reported at the lower of carrying value or fair value.

Financial Accounting Standards Board Interpretation No. 45 (“FIN 45”)    In November 2002, the FASB issued Interpretation No. 45 (“FIN 45”), “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others.” FIN 45 addresses financial accounting for, and disclosure of, guarantees. FIN 45 requires certain guarantees to be recorded at fair value, as opposed to the existing standard of recording a liability only when a loss is probable and reasonably estimable according to SFAS No. 5, “Accounting for Contingencies.” The initial recognition and initial measurement provisions apply on a prospective basis to guarantees issued or modified after December 31, 2002. The disclosure requirements in the Interpretation are effective for financial statements of interim or annual period ending after December 15, 2002. The Company believes that the adoption of the recognition and initial measurement provision of FIN 45 is not expected to have a material impact on the Company’s financial position and results of operations.

Statement of Financial Accounting Standards No. 148 (“SFAS No. 148”)    The Company accounts for its stock-based compensation under Accounting Principles Board Opinion No. 25 Accounting for Stock Issued to Employees and follows the disclosure provisions of SFAS No. 148. In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation—Transition and Disclosure—an Amendment of FASB Statement No. 123” to provide alternative methods of transition for a voluntary change to the fair-value-based method of accounting for stock-based employee compensation. SFAS No. 148 also requires disclosure in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reporting results. The transition guidance and annual disclosure provisions of SFAS No. 148 are effective for years ending after December 15, 2002, and the annual disclosure provisions are implemented below. The interim disclosure requirements will be implemented in the first quarter of 2003.

The Company estimated the fair market value of stock options using an option-pricing model taking into account, as of the date of grant, the exercise price and expected life of the option, the then current price of the underlying stock and its expected volatility, expected dividend on the stock, and the risk-free interest rate for the expected term of the options.

In computing the stock-based compensation, the following assumptions were made:

	Risk-Free Interest Rate	Original Expected Life	Expected Volatility	Expected Dividends
Options granted in the following periods:
1998	4.5%	3 to 10 years	40.1%	None
1999	4.6%	10 years	47.3%	None
2001	4.7%	7 years	50.4%	None
2002	4.3%	5 years	51.2%	None

PINNACLE ENTERTAINMENT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following sets forth the pro forma financial results related to the Company’s employee stock-based compensation plans, with respect to the options’ estimated fair value, based on the Company’s stock price at the grant date:

	For the year ended December 31,
	2002	2001	2000
	(in thousands, except per share data)
(Loss) income before cumulative effect of a change in accounting principle and stock-based compensation expense	$(12,925)	$(28,649)	$76,839
Stock-based compensation expense, net of taxes	1,327	716	760

Pro forma (loss) income before cumulative effect of a change in accounting principle	(14,252)	$(29,365)	$76,079
Cumulative effect of a change in accounting principle	56,704	0	0

Pro forma (loss) income	$(70,956)	$(29,365)	$76,079

Pro forma net (loss) income per common share—basic
Pro forma (loss) income before cumulative effect of a change in accounting principle	$(0.55)	$(1.14)	$2.89
Cumulative effect of a change in accounting principle	(2.20)	0.00	0.00

Pro forma net (loss) income per share—basic	$(2.75)	$(1.14)	$2.89

Pro forma net (loss) income per common share—diluted
Pro forma (loss) income before cumulative effect of a change in accounting principle	$(0.55)	$(1.14)	$2.77
Cumulative effect of a change in accounting principle	(2.20)	0.00	0.00

Pro forma net (loss) income per share—diluted	$(2.75)	$(1.14)	$2.77

Number of shares—basic	25,773	25,814	26,335
Number of shares—diluted	25,773	25,814	27,456

Reclassifications     Certain reclassifications, having no effect on net income, have been made to the 2001 and 2000 amounts to be consistent with the 2002 financial statement presentation. These reclassifications include costs associated with the Company’s coin coupon offerings that were previously recorded as a casino expense.

The Company has reclassified these amounts as a reduction of casino revenue. These amounts totaled $20,598,000 and $13,523,000 for the years ended December 31, 2001 and 2000, respectively.

Note 2—Goodwill, Intangibles and Adoption of Statement of Financial Accounting Standards No. 142

Goodwill    Goodwill consists of the excess of the acquisition cost over the fair value of the net assets acquired in business combinations and, prior to January 1, 2002, was being amortized on a straight-line basis over 40 years, except for the goodwill related to the acquisition of the 49% minority partner in Casino Magic Argentina, which was being amortized over the extended life of the concession agreement (see “—Gaming Licenses” below). Pursuant to the implementation of Statement of Financial Accounting Standards No. 142 (“SFAS No. 142”) (discussed below), there was no goodwill amortization in 2002. Goodwill amortization expense for the years 2001 and 2000 was $2,848,000 and $3,030,000, respectively. Goodwill as of December 31, 2002 is $19,558,000.

PINNACLE ENTERTAINMENT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Gaming Licenses    Casino Magic Argentina. A portion of the acquisition price of Casino Magic Corp. in 1998 was allocated to a concession agreement to operate two casinos in Argentina. Such costs are being amortized, based on the straight-line method, over the extended life of the concession agreement through 2016. The original concession agreement expires in 2006, but an extension signed in 2001 extends this concession agreement through 2016, provided Casino Magic Argentina, among other things, pays admission taxes, makes annual contributions for scholarships and invests in the development of new facilities and related amenities in accordance with the terms of the extension agreement. The dollar-denominated cost of such investment has been reduced significantly to approximately $2,950,000 at December 31, 2002 as a result of the Argentine government’s conversion of all contracts into peso-denominated contracts in January 2002, and the subsequent devaluation of the Argentine currency. The extension also provided that the agreement would be extended an additional five years to 2021 if the Company elected to invest at least $1,475,000 (also converted from pesos) for construction of new hotel facilities.

In accordance with the guidance provided by SFAS No. 142 (see “Adoption of SFAS 142” below), the Company is amortizing the capitalized costs of the Argentina concession over the extended life of the concession agreement based on its expectation that it will receive benefits from the concession agreement through 2016, taking into account the following factors: (i) so long as the Company remains in compliance with the requirements of the extension agreement, which are within the Company’s control, the Company will be permitted to operate under the concession agreement through 2016; (ii) at the current time, the Company has remained in compliance with the terms of the extension agreement, except for certain changes and delays in the planning and construction schedules which have been verbally approved by the Province; (iii) the Company currently intends, and believes it is able, to continue to perform under the terms of the extension agreement; (iv) no other related assets of the Company limit the useful life of the concession agreement through 2016; (v) at the current time, the Company is not aware of any obsolescence, demand, competition or other economic factors that limit the viability of the Argentina gaming market through 2016, although the Company continues to monitor the ongoing political and economic instability in Argentina; and (vi) the only significant cost that the Company is required to incur in connection with the concession is construction of additional facilities, which the Company has the intent and ability to fund with cash currently held in Argentina and the anticipated operating cash flow of its Argentine operations.

The Company has been paying the required additional taxes and scholarship contributions, and, except as described in the next paragraph, is in compliance with the other provisions of the concession agreement and extension agreement.

In January 2003, the Company reached an understanding with the Province, subject to definitive documentation, to modify the conditions relating to the extension of the concession agreement to 2016 subject to construction of a new gaming and entertainment facility in the city of Neuquen, Argentina. In addition, among other things, these modifications will result in the Company receiving the ten-year extension of the agreement to 2016, provided that it makes an investment in new gaming facilities that exceeds the sum of approximately US$3,000,000 plus the net income generated by Casino Magic Argentina in 2003 through 2006. The Company currently has cash of approximately US$3,000,000 held in Argentine banks that is not needed for day-to-day operations. The Company anticipates entering into a written agreement reflecting the understanding with the Province in the second quarter. Under the understanding with the Province the concession agreement will be extended for an additional five years through 2021, if the Company invests at least 5,000,000 pesos in new hotel facilities (see Note 18).

The unamortized gaming license costs related to Casino Magic Argentina as of December 31, 2002 and 2001 were $2,079,000 and $4,949,000 (which amounts reflect the translation adjustment for Casino Magic

PINNACLE ENTERTAINMENT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Argentina assets and liabilities), respectively, and amortization expense was $354,000 and $237,000 for the years ended December 31, 2002 and 2001, respectively. Accumulated amortization was $1,257,000 and $903,000 at December 31, 2002 and 2001, respectively.

Boomtown Bossier City    In connection with the acquisition of Casino Magic Corp. in 1998, a portion of the purchase price was allocated to the Louisiana gaming license, which license permits the Company to conduct the gaming operations of Boomtown Bossier City. Through December 31, 2001, the cost of the gaming license was being amortized on the straight-line method over twenty-five years. In connection with the implementation of SFAS No. 142 effective January 1, 2002, the Company no longer amortizes the gaming license as the Company has classified such asset as a non-amortizing intangible asset with an indefinite useful life based on management’s assessment that no legal, regulatory, contractual, competitive, economic or other factors limit the useful life of the gaming license. In accordance with the guidance provided by SFAS No. 142, this assessment is based on the following pertinent factors: (i) the Company currently expects to use the gaming license indefinitely; (ii) no other related assets of the Company limit the useful life of the gaming license; (iii) the Company believes that it will continue to be able to renew the Bossier City license every five years without substantial cost or material modification, based in part upon the historic renewal experience of the Company and other holders of Louisiana casino licenses; (iv) because the Louisiana gaming industry is relatively mature and stable, and the exclusivity of Louisiana gaming licenses is currently protected by law, the Company believes that there are no known effects of obsolescence, demand, competition or other economic factors that limit the economic life of the Bossier City gaming license; and (v) the Company is not required to make any significant expenditures to maintain the Company’s intangible Bossier City license rights.

Based on the classification of the gaming license as a non-amortizing intangible asset and pursuant to the implementation of SFAS No. 142, there was no gaming license amortization expense related to the Boomtown Bossier City license in 2002. Amortization expense in each of 2001 and 2000 was $1,602,000. The remaining net book value of the Boomtown Bossier City gaming license as of December 31, 2002 is $19,865,000.

Adoption of SFAS No. 142    In June 2001, the Financial Accounting Standards Board issued SFAS No. 142, which was effective January 1, 2002, for the Company. SFAS No. 142 requires, among other things, that goodwill and other intangible assets with indefinite lives no longer be amortized, but rather be subject to at least an annual assessment for impairment by applying a fair-value-based test.

The Company implemented SFAS No. 142 effective January 1, 2002. During the three months ended March 31, 2002, the Company recorded a transition adjustment impairment charge of $56,704,000, including a goodwill impairment charge of $49,169,000 related to Casino Magic Biloxi, Boomtown Bossier City and Casino Magic Argentina and gaming license impairment charge of $7,535,000 (net of an income tax benefit of $4,239,000). In accordance with SFAS No. 142, such transition-adjustment charge was classified as a cumulative effect of a change in accounting principle, net of the income tax benefit.

The gaming license impairment charge was determined under the “relief from royalty” principle. This principle indicates that a license should not have a carrying value on the balance sheets if the licensee did not have to pay a significant fee to the licensing authority for the initial license and that law and common practice does not have significant fees for anticipated license renewals. While the Company does pay significant gaming taxes, it does not pay specific significant license fees except for the investigative and similar costs. The carrying amount of such licenses prior to the recent impairment charge resulted from an acquisition of the facility and was therefore similar to goodwill in nature.

The goodwill impairment results from the calculation of the fair value of Casino Magic Biloxi, Boomtown Bossier City and Casino Magic Argentina. The properties’ fair values were determined by averaging the values

PINNACLE ENTERTAINMENT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

indicated by the market and income approaches. The market approach utilizes an analysis of publicly traded companies considered comparable to the Company with regard to service, performance and markets. The income approach requires a projection of future discounted earning capacity of the Company. The properties’ fair values were allocated to the properties’ tangible and intangible assets, net of working capital, until the fair values were completely allocated. The recorded impairment is the resulting difference between the carrying value of the property (including intangible assets) and its fair value, net of working capital.

Under these new rules, any future acquired intangible asset will be separately recognized if the benefit of the intangible is obtained through contractual or other legal rights, or if the intangible asset can be sold, transferred, licensed, rented, or exchanged, regardless of the acquirer’s intent to do so. Intangible assets with finite lives will be amortized over their useful lives.

The following summarizes the goodwill and gaming licenses activities between December 31, 2001 and December 31, 2002:

	Balance as of December 31, 2001	Less Impairment Losses(a)	Less Foreign Currency Adjustment and Amortization Expense(b)	Balance as of December 31, 2002
	(in thousands)
Goodwill:
Boomtown New Orleans	$11,140	$0	$0	$11,140
Boomtown Reno	8,418	0	0	8,418
Casino Magic Biloxi	18,609	(18,609)	0	0
Boomtown Bossier City	19,320	(19,320)	0	0
Casino Magic—Argentina	11,240	(11,240)	0	0

	$68,727	$(49,169)	$0	$19,558

Gaming Licenses:
Boomtown Bossier City non-amortizing gaming license (a)	$31,639	$(11,774)	$0	$19,865
Casino Magic Argentina amortizing gaming license (b)	4,949	0	(2,870)	2,079

Cumulative gaming licenses	$36,588	$(11,774)	$(2,870)	$21,944

(a)	The Boomtown Bossier City gaming license impairment loss of $11,774,000 is before any income tax benefit from such loss. Net of the income tax benefit of $4,239,000, the cumulative impairment charges due to the implementation of SFAS No. 142 are $56,704,000.
(b)	Reflects the foreign currency translation adjustment of approximately $2,503,000 and additional accumulated amortization of $367,000 related to the Casino Magic Argentina gaming license.

PINNACLE ENTERTAINMENT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table sets forth the pro forma effect of the adoption of SFAS No. 142:

	For the year ended December 31,
	2001	2000
	(in thousands, except per share data)
Pro forma adjusted net income (loss)
Reported net income (loss)	$(28,649)	$76,839
Goodwill amortization expense, net of income taxes	1,820	1,939
Boomtown Bossier City gaming license amortization expense, net of income taxes	1,025	1,025

Pro forma adjusted net income (loss)	$(25,804)	$79,803

Per share pro forma adjusted net income (loss)—basic
Per share reported net income (loss)	$(1.11)	$2.92
Per share goodwill amortization expense, net of income taxes	0.07	0.07
Per share Boomtown Bossier City gaming license amortization expense, net of taxes	0.04	0.04

Per share pro forma adjusted net income (loss)	$(1.00)	$3.03

Per share pro forma adjusted net loss—diluted
Per share reported net income (loss)	$(1.11)	$2.80
Per share goodwill amortization expense, net of income taxes	0.07	0.07
Per share Boomtown Bossier City gaming license amortization expense, net of taxes	0.04	0.04

Per share pro forma adjusted net income (loss)	$(1.00)	$2.91

Number of shares—basic	25,814	26,335
Number of shares—diluted	25,814	27,456

Note 3—Property, Plant and Equipment

Property, plant and equipment held at December 31, 2002 and 2001 consisted of the following:

	December 31,
	2002(a)	2001(a)
	(in thousands)
Land and land improvements	$110,545	$106,643
Buildings	327,990	327,864
Equipment	243,000	196,708
Vessel and barges	115,222	112,029
Construction in progress	2,958	12,129

	799,715	755,373
Less accumulated depreciation	213,632	179,074

	$586,083	$576,299

(a)	Excludes $12,160,000 and $18,285,000 of assets held for sale as of December 31, 2002 and 2001, respectively (see Note 4).

Depreciation expense for the years ended December 31, 2002, 2001, and 2000 was $44,724,000, $43,595,000 and $39,635,000, respectively.

PINNACLE ENTERTAINMENT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 4—Assets Held For Sale

At December 31, 2002 assets held for sale consisted of 97 acres of unimproved land adjacent to the Hollywood Park Race Track in Inglewood, California (the “Inglewood Land”). In June 2002, the Company entered into an agreement for the sale of 60 acres for $36,000,000 in cash, before income taxes, to Rothbart Development Corporation. The close of escrow is scheduled for the second half 2003, subject to the buyer obtaining the necessary entitlements to develop the land. In addition, the buyer has the right to extend the close of escrow under certain circumstance. The Company has also entered into an agreement to sell the remaining 37 acres for $22,200,000 in cash, before income taxes, to a regional home builder. The close of this escrow is scheduled for the second half of 2003, again subject to the buyer obtaining the necessary entitlements to develop the land. The approximate book value of the 97 acres of real property as of December 31, 2002 was $12,160,000.

Assets held for sale at December 31, 2001 consisted primarily of the Inglewood Land and the Crystal Park Casino in Compton, California. The Inglewood Land is included in corporate assets, while the Crystal Park Casino is included in the card clubs segment. Although the Company continues to seek a suitable buyer for the Crystal Park Casino, it was not successful in doing so during 2002 on terms acceptable to the Company and has reclassified the Casino to Property, Plant and Equipment at December 31, 2002.

Note 5—Expansion and Development

Lake Charles Project    In October 2001, the Company was selected by the Louisiana Gaming Control Board (the “Gaming Control Board”) to receive the fifteenth and final gaming license that can be issued under current law in Louisiana. The Company plans to build a destination resort that will include approximately 700 guestrooms (including suites), approximately 28,000 square feet of meeting space, five restaurants serving regional cuisine, a championship golf course, an expansive outdoor pool area, retail shops and a full-service spa. The dockside casino riverboat will be on one level, surrounded on three sides by the hotel and restaurant. The casino is expected to have over 1,500 slot machines and 60 table games.

Issuance of the license is subject to continued compliance with certain conditions finalized with the Gaming Control Board in November 2001, including, but not limited to: (i) submitting the major construction contracts in March 2003 (ii) demonstrating the financial resources to commence the project within ten days of the Gaming Control Board’s approval of the construction contracts; (iii) beginning construction within thirty days of the Gaming Control Board’s approval of the construction contracts (subject to customary permitting and U.S. Army Corp of Engineer approval); (iv) completing the project within 18 months of beginning construction; and (v) other construction milestone dates. Conditions satisfied in 2002 include, but are not limited to: (i) approval of the project by local voters; (ii) setting aside $22,500,000 into a short term investment account (to be used only for the project once construction commences); and (iii) approval of the detailed design plans from the Gaming Control Board. It is anticipated that the Gaming Control Board will complete its review of the construction contracts in the second quarter of 2003.

The Company believes the necessary approvals required to commence construction, and continue to satisfy the conditions of the Gaming Control Board, will be obtained in the second quarter of 2003. However, there are no assurances that the Company will be successful in obtaining all necessary approvals, or continue to satisfy the conditions. In the event the Company does not meet all of the conditions, the Gaming Control Board may retract their selection of the Company for the fifteenth license.

In August 2002, the Company exercised its option to lease from the Lake Charles Harbor and Terminal District (the “District”) 227 acres of unimproved land upon which the project will be constructed. Effectiveness of the lease agreement is subject to the satisfaction of various conditions, including obtaining all of the necessary

PINNACLE ENTERTAINMENT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

permits and approvals to construct the project. The lease calls for annual payments of $835,600, commencing upon opening of the resort complex, with a maximum annual increase thereafter of 5%. The lease will have an initial term of ten years, commencing on the opening of the resort casino, with six renewal options of ten years each. In addition, the Company entered into a Cooperative Endeavor Agreement with the City of Lake Charles, Calcasieu Parish and the District requiring the Company to make infrastructure improvements, including, among other things, a road extension and utility improvements, and pay non-specific impact fees, which, collectively, are expected to approximate $11,400,000. The Company has included such obligations in the $325,000,000 project budget. The Company also entered into an option to lease an additional 75 acres of unimproved land adjacent to the 227 acres. The lease option is for a one-year period, with three one-year renewal options, at a cost of $37,500 per option period. The terms of the lease, if the option were exercised, would be substantially similar to the terms of the lease for the 227 acres.

All costs incurred by the Company related to obtaining this license have been expensed as incurred.

Belterra    In February 2003, the Company broke ground on a $37,000,000 expansion project at the Belterra Casino Resort that will add 300 guestrooms, for a total of 608, and will also give the property approximately 33,000 square feet of meeting and conference space, a year-round swimming pool and other amenities. As part of the Settlement Agreement with the Indiana Gaming Control Board in August 2002, the Company agreed to complete this project by July 2004 and placed $5 million into a separate escrow account (see Note 11) that will be released back to the Company upon opening the new hotel tower. The Company does not anticipate significant construction disruption to its existing operations during the construction of this expansion, which is expected to be completed in the first half of 2004.

Note 6—Asset Write-downs and Impairments

In 2002, the Company wrote-off $2,753,000 of design and architecture plans, incurred in earlier years, for a casino riverboat and hotel tower at Boomtown Bossier City and a parking garage at Casino Magic Biloxi, projects that are not being pursued at the present time.

In 2001, the Company, under provisions of SFAS No. 121, determined that it would not be able to recover the net book value of the Crystal Park Casino card club on an undiscounted cash flow basis, as it had agreed to reduce the monthly rent paid by the tenant from $100,000 to $20,000 per month. As such, the Company recorded an impairment write-down of the long-lived assets at Crystal Park Casino card club of $20,358,000 representing the difference between its net book value of $26,358,000 and its estimated fair value less estimated costs to sell. Fair value was determined by management based on current real estate and market conditions of the property. In addition, the Company determined it would not be able to recover the net book value of an unused riverboat at Boomtown New Orleans and recorded an impairment write-down of approximately $1,808,000 representing the difference between its net book value of $1,932,000 and its estimated fair value less estimated selling costs. Fair value of the riverboat was based upon offers to purchase the asset for salvage value. The riverboat was sold in 2002 for a modest gain. Finally, in 2001, a breakwater and other assets at Casino Biloxi were written-down and the Company recorded an asset impairment charge of approximately $1,364,000.

Note 7—Assets Sold

Note Receivable    In 2001, the Company realized a pre-tax gain of approximately $639,000 from the early collection from a Native American tribe of a $6,300,000 note receivable and related agreements.

Casino and Race Track Sales    In August 2000, the Company completed the sale of two of its casinos in Mississippi, Casino Magic Bay St. Louis and Boomtown Biloxi, for $195,000,000 in cash. The after-tax gain

PINNACLE ENTERTAINMENT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

from these sales was approximately $35,538,000. In June 2000, the Company completed the sale of Turf Paradise, a horse racetrack in Phoenix, Arizona, for $53,000,000 in cash. The after-tax gain from the sale was approximately $21,262,000. 2000 condensed results of operations before income taxes for sold operations were:

	Casino Sale(a) 2000	Track Sale(b) 2000
	(in thousands)
Revenues(c)	$93,668	$10,665
Expenses	76,417	7,628

Operating income	17,251	3,037
Interest expense (income)	90	(49)

Income before income taxes	$17,161	$3,086

(a)	For the period January 1, 2000 to August 8, 2000, date of sale.
(b)	For the period January 1, 2000 to June 13, 2000, date of sale.
(c)	Revenues for the Casino sale include proceeds from the settlement of a business interruption claim of approximately $1,204,000 related to hurricane damage and casino closure in September 1998.

Land Sale    In March 2000, the Company completed the sale of approximately 42 acres of surplus land in Inglewood, California for $24,200,000 in cash. The after tax gain from this sale was approximately $15,322,000.

Note 8—Secured and Unsecured Notes Payable

Notes payable at December 31, 2002 and 2001 consisted of the following:

	December 31,
	2002	2001
	(in thousands)
Secured notes payable, Credit Facility	$0	$0
Unsecured 9.25% Notes	350,000	350,000
Unsecured 9.5% Notes	125,000	125,000
Hollywood Park-Casino debt obligation	16,866	18,847
Other secured notes payable	1,482	2,407
Other unsecured notes payable	150	893

	493,498	497,147
Less current maturities	2,419	3,654

	$491,079	$493,493

Secured Notes Payable, Bank Credit Facility    Subsequent to December 31, 2002, the Company secured underwriting agreements from a group of lenders for a $225,000,000 amended and restated bank credit facility (see Note 18). As of December 31, 2002 and 2001, the Company maintained a reducing revolving bank credit facility with a syndicate of banks in the amount of $110,000,000 (the “Credit Facility”). The Credit Facility expires December 31, 2003 and has scheduled commitment reductions of $6,667,000 on March 31, 2003 and $16,667,000 on each June 30 and September 30, 2003. During 2001, the commitment was reduced to the existing $110,000,000 from a balance of $170,000,000 at December 31, 2000. The Credit Facility has remained unused since February 1999. The Credit Facility provides for letters of credit up to $30,000,000 and swing line loans of up to $10,000,000 (see Note 18).

PINNACLE ENTERTAINMENT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Interest rates on borrowings under the Credit Facility are determined by adding a margin, which is based upon the Company’s debt to cash flow ratio (as defined in the Credit Facility), to either the LIBOR rate or Prime Rate (at the Company’s option). The Company also pays a quarterly commitment fee on the unused balance of the Credit Facility. The Credit Facility allows for interest rate swap agreements or other interest rate protection agreements. Presently, the Company does not use such financial instruments.

In 2001, the Company and the bank syndicate executed Amendments No. 5 and No. 6, which, among other things: (i) amended various financial covenant ratios to be more consistent with current operations, (ii) allowed for certain capital expenditures, including the Lake Charles project and Bossier City expansion, (iii) suspended any additional stock repurchase activity and, (iv) required the Company to utilize its cash (other than working capital and casino cash) prior to drawing on the facility.

Unsecured 9.25% and 9.5% Notes    In February of 1999, the Company issued $350,000,000 principal amount of 9.25% Senior Subordinated Notes due 2007 (the “9.25% Notes”), the proceeds from which were used to pay the outstanding borrowings on the Credit Facility, to fund current capital expenditures, and for other general corporate purposes.

In August of 1997, the Company issued $125,000,000 principal amount of 9.5% Senior Subordinated Notes due 2007 (the “9.5% Notes”) (see Note 18). On January 29, 1999, the Company received the required number of consents to modify selected covenants associated with the 9.5% Notes. Among other things, the modifications lowered the required minimum consolidated coverage ratio for debt assumption and increased the size of allowed borrowings under the Credit Facility. The Company paid a consent fee of $50 per $1,000 principal amount of the 9.5% Notes which, combined with other transactional expenses, is being amortized over the remaining term of the 9.5% Notes.

The 9.25% and 9.5% Notes are redeemable, at the option of the Company, in whole or in part, on the following dates, at the following premium-to-face values:

9.25% Notes redeemable:		9.5% Notes redeemable:
After February 14,	at a premium of	After July 31,	at a premium of
2003	104.625%	2002	104.750%
2004	103.083%	2003	102.375%
2005	101.542%	2004	101.188%
2006	100.000%	2005	100.000%
2007	maturity	2006	100.000%
		2007	Maturity

Both the 9.25% and the 9.5% Notes are unsecured obligations of the Company, guaranteed by all material restricted subsidiaries of the Company, as defined in the indentures. The Casino Magic Argentina subsidiaries do not guaranty the debt. The indentures governing the 9.25% and 9.5% Notes, as well as the Credit Facility, contain certain covenants limiting the ability of the Company and its restricted subsidiaries to incur additional indebtedness, issue preferred stock, pay dividends or make certain distributions, repurchase equity interests or subordinated indebtedness, create certain liens, enter into certain transactions with affiliates, sell assets, issue or sell equity interests in its subsidiaries, or enter into certain mergers and consolidations. The Company is permitted, under both indentures, to amend, restate, modify or refinance its Credit Facility to a maximum of $350,000,000 of such debt outstanding. It is also permitted to put up to 50% of its undeveloped real estate, measured in acres, into an unrestricted subsidiary. The proceeds of any subsequent sale of the such land would also remain unrestricted. The Inglewood land currently under contracts to be sold comprises less than half of the Company’s undeveloped land. As of December 31, 2002, and based on quoted market values, the fair values of the 9.25% and 9.5% Notes are approximately $311,500,000 and $111,875,000, respectively. As of December 31, 2002, the Company was in compliance with the indenture covenants.

PINNACLE ENTERTAINMENT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Redemption of Casino Magic 13% Notes    In August 2000, the Company redeemed the Casino Magic 13% First Mortgage Notes at a redemption price of 106.5%. Upon deposit of principal, premium and accrued interest for such redemption, Casino Magic of Louisiana satisfied all conditions required to discharge its obligations under the indenture. In connection with the redemption, the Company recorded a loss on the early extinguishment of debt of $4,146,000 and a related tax benefit of $1,493,000. The loss on the early extinguishment of debt represents the payment of the redemption premium and the write-off of deferred finance and premium costs. Following the redemption, Casino Magic of Louisiana became a guarantor of the Credit Facility, the 9.25% Notes and the 9.5% Notes.

Hollywood Park-Casino Debt Obligation    In connection with the disposition of the Hollywood Park-Casino to Churchill Downs and sublease to a third-party operator in September 1999, the Company recorded a long-term lease obligation of $23,000,000 (equal to the Company’s gross investment in the lease). Annual lease payments to Churchill Downs of $3,000,000 are applied as a reduction of principal and interest expense. The debt obligation is being amortized, based on the effective interest method, over 10 years (the initial lease term with Churchill Downs). The Company’s net investment in the Hollywood Park-Casino is $18,017,000 and $19,550,000 at December 31, 2002 and 2001, respectively, and is included in Property, Plant and Equipment on the accompanying Consolidated Balance Sheets.

Annual Maturities    As of December 31, 2002, annual maturities of secured and unsecured notes payable (including the long-term lease obligation related to the Hollywood Park-Casino) are as follows:

(in thousands)
Year ending December 31:
2003	$3,296
2004	3,103
2005	3,107
2006	3,062
2007	478,149
Thereafter	6,765

497,482
Less interest related to the long term lease obligation	(3,984)

$493,498

Note 9—Lease Obligations

The Company has certain long term operating lease obligations, including corporate office space, land at Belterra Casino Resort, office equipment and gaming equipment. Minimum lease payments required under operating leases that have initial terms in excess of one year as of December 31, 2002 are as follows:

(in thousands)
Period:
2003	$7,383
2004	5,617
2005	5,361
2006	4,851
2007	3,798
Thereafter	13,200

$40,210

PINNACLE ENTERTAINMENT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Total rent expense for these long-term lease obligations for the years ended December 31, 2002, 2001 and 2000 was $6,291,000, $9,488,000 and $7,281,000, respectively.

The Company is also a party to a number of cancelable slot participation arrangements at its various casinos, which arrangements are customary for casino operations. The arrangements consist of either a fixed rent agreement on a per day basis or a percentage of each slot machines’ gaming revenue, generally payable at month-end. Slot participation expense was $16,273,000, $9,539,000 and $7,048,000 for the years ended December 31, 2002, 2001 and 2000, respectively.

Note 10—Income Taxes

The composition of the Company’s income tax expense (benefit) for the years ended December 31, 2002, 2001 and 2000 was as follows:

	Current	Deferred	Total
	(in thousands)
Year ended December 31, 2002:
U.S. Federal	$(5,648)	$(3,287)	$(8,935)
State	86	(2,457)	(2,371)
Foreign	922	0	922

	$(4,640)	$(5,744)	$(10,384	)(a)

Year ended December 31, 2001:
U.S. Federal	$(3,866)	$(16,200)	$(20,066)
State	(607)	(2,546)	(3,153)
Foreign	1,313	0	1,313

	$(3,160)	$(18,746)	$(21,906)

Year ended December 31, 2000:
U.S. Federal	$52,545	$(10,119)	$42,426
State	8,249	(2,125)	6,124
Foreign	2,353	0	2,353

	$63,147	$(12,244)	$50,903

(a)	Includes $4,238,000 of tax benefit of cumulative change in accounting principle (see Note 2).

The following table reconciles the Company’s income tax expense to the federal statutory tax rate of 35%:

	For the years ended December 31
	2002	2001	2000
	(in thousands)
Federal income tax expense (benefit) at the statutory rate	$(6,675)	$(17,694)	$44,668
State income taxes, net of federal tax benefits	(1,541)	(2,781)	6,124
Other expenses (income)	2,070	3,173	111
Reduction in valuation allowance	0	(4,604)	0

Income tax expense (benefit) before cumulative effect of a change in accounting principle	(6,146)	(21,906)	50,903
Tax benefit of cumulative effect of a change in accounting principle	(4,238)	0	0

Income tax (benefit) expense	$(10,384)	$(21,906)	$50,903

PINNACLE ENTERTAINMENT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	For the years ended December 31,
	2002	2001
	(in thousands)
Deferred tax assets—current:
Workers’ compensation insurance reserve	$298	$487
General liability insurance reserve	535	75
Vacation and sick pay accrual	1,464	1,390
Legal and merger costs	1,640	1,840
Other	1,612	920

Net current deferred tax assets	$5,549	$4,712

Deferred tax assets—non-current:
Net operating loss carry-forwards	$8,346	$9,042
Excess tax basis over book value of acquired assets	6,504	11,736
Asset impairment write-downs	8,043	9,454
Los Angeles revitalization zone tax credits	9,967	9,967
Other	11,036	0
Less Valuation Allowance	(9,500)	(9,500)

	34,396	30,699
Deferred tax liabilities—non-current:
Depreciation, amortization, pre-opening expenses and others	(47,383)	(53,385)

Net non-current deferred tax liabilities	$(12,987)	$(22,686)

Prior to 2000, the Company earned a substantial amount of California tax credits related to the ownership and operation of the Hollywood Park Race Track and Hollywood Park-Casino as well as the ownership of the Crystal Park Card Club Casino, which were located in the Los Angeles Revitalization Tax Zone (LARZ). As of December 31, 2002, the Company had approximately $9,967,000 of Los Angeles Revitalization Zone (“LARZ”) tax credits. The LARZ tax credits can only be used to reduce certain California tax liabilities. A valuation allowance has been recorded with respect to the LARZ tax credits because the Company may not generate enough income subject to California tax to utilize the credits before they expire. The amount subject to carry-forward of these unused California tax credits (net of valuation allowance) was approximately $967,000. The LARZ credits will expire between 2007 to 2012.

During the year ended December 31, 2002, the Company incurred an approximate $48,675,000 federal net operating loss (“NOL”). The Company intends to carry-back the 2002 NOL to earlier years and is expected to receive a federal tax refund of a minimum of $6,000,000, to be received in 2003. As a result of the NOL carry-back, tax credits of approximately $11,000,000 will be available for carry-forwards to offset future federal taxes.

For the years ended 2002 and 2001, the Company received net cash tax refund of $2,370,000 and $23,088,000, respectively. For the year 2000, due to substantial asset sales in 2000 and 1999, the Company paid cash taxes of $64,600,000.

In October 2002, the Company settled with the Internal Revenue Service with respect to its examination of the Casino Magic entities for the income tax period 1992 through 1996, resulting in a final tax and interest payment of $4,230,000 that had been accrued in prior years. At December 31, 2002, the Company’s federal net operating loss (“NOL”) carry-forwards remaining from the Casino Magic acquisition in 1998 are approximately $12,157,000 net of the IRS audit adjustments. The NOL carry-forwards expire on various dates through 2018.

PINNACLE ENTERTAINMENT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Company’s use of Casino Magic’s NOL carry-forwards is subject to restrictions imposed by Section 382 of the Internal Revenue Code.

Note 11—Commitments and Contingencies

Indiana Regulatory Settlement and Related Costs    In 2002 the Company incurred estimated regulatory, legal and other settlement costs of $6,609,000 in connection with an investigation by the Indiana Gaming Commission into events surrounding, and claims underlying, lawsuits filed by two former Belterra Casino Resort employees and events surrounding a golf tournament held in 2001. The lawsuits were settled during 2002.

In August 2002, the Company entered into a settlement agreement with the Indiana Gaming Commission. The Company agreed, among other things, to pay a fine of $2,260,000; suspend gaming operations at the Belterra Casino Resort for three days in October 2002; pay estimated wages, tips, taxes and community development fees that would have been paid had the operation not been closed during the three-day closure period; build a new 300-guestroom tower by July 2004; and establish a new compliance committee of the Company’s Board of Directors. Except for the guestroom tower, which is under construction, all elements of the settlement agreement have been completed.

The Company also placed $5,000,000 into an escrow account to ensure the completion of the new guestroom tower by July 2004, at which time the funds will be released back to the Company. In the event the Company does not complete the tower by July 29, 2004 (subject to extension for events beyond the Company’s control upon approval by the Indiana Gaming Commission), the $5,000,000 escrowed funds will be paid to the Indiana Gaming Commission.

Settlement costs in 2002 include the fine, investigation costs, estimated severance and settlement with former officers and estimated legal and other related costs. The estimated costs may be subject to revision upon final disposition of these matters after December 31, 2002.

Employment and Severance Agreement    The Company has employment agreements with four officers (including one whose employment began in January 2003) and three other key employees. The agreements grant the employee the right to receive his annual salary, and in some cases, a guaranteed incentive compensation, for up to the balance of the contract periods which have expiration dates between May 2003 and September 2007, plus extension of certain benefits and the immediate vesting of certain stock options, if the Company terminates the employee without cause or if the employee terminates the contract for good reason (both as defined in the employment agreement). The agreements have expiration dates between May 2003 and September 2007. In the event of a change in control (as defined in the employment agreement), followed by a diminution of duties, failure to pay a minimum bonus level during the first twelve months of the change of control, or termination (each a “Severance Trigger”), the employee is entitled to receive in some cases one year’s salary, and for others the remaining portion of the contract amount including the guaranteed incentive compensation, plus extension of certain benefits and the immediate vesting of all stock options. In the case of the Company’s CEO, the Severance Trigger is not applicable. At December 31, 2002, the maximum contingent liability for salary and incentive compensation under these agreements was approximately $8,587,000.

City Annexation Costs    During 2002, the 569 acres owned by the Company at Boomtown Reno, of which approximately 60 acres are currently used in the operation, were annexed into the City of Reno, Nevada. The City has contracted the design for an extension of the municipal sewer line to the Boomtown property. The Company estimates the sewer hook-up fees to Boomtown could approximate $1,500,000. When the project is completed in 2004 the annual sewer service fee could be approximately $250,000 higher than the costs incurred in 2002 to operate the Company’s own sewage treatment plant. In addition, the Company anticipates the annual

PINNACLE ENTERTAINMENT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

city licenses and taxes will be an additional $350,000 over such costs before the annexation. The determination of the final hook-up fees, the annual sewer service fees, licenses and city taxes will be determined by various factors in the future. At the time Boomtown Reno is connected to the municipal sewer system, it will cease to operate the existing sewer treatment plant on the property. The annexation of the property by the City of Reno and the extension of city services, particularly sewage treatment capability, make it considerably more feasible to develop the Company’s surplus land. The Company has not determined whether it will develop such land itself, sell such land to others who may develop it, or a combination of the two.

Construction Commitments    The Company is in the early stages of developing and building projects in Louisiana and Indiana, described in Note 5. The total costs of such projects are estimated to be $362,000,000, inclusive of capitalized interest and pre-opening costs. At December 31, 2002, the Company had expended approximately $4,446,000 of this amount and had entered into agreements related to design, development and construction for approximately $10,023,000.

Self Insurance Reserves    The Company self-insures various levels of general liability, property, workers’ compensation and medical coverage. Insurance reserves include accruals of estimated settlements for known claims, as well as accruals of estimates of incurred but not reported claims.

Legal    Astoria Entertainment Litigation    In November 1998, Astoria Entertainment, Inc. filed a complaint in the United States District Court for the Eastern District of Louisiana. Astoria, an unsuccessful applicant for a license to operate a riverboat casino in Louisiana, attempted to assert a claim under the Racketeer Influenced and Corrupt Organizations Act (“RICO”), seeking damages allegedly resulting from its failure to obtain a license. Astoria named several companies and individuals as defendants, including Hollywood Park, Inc. (the predecessor to Pinnacle Entertainment), Louisiana Gaming Enterprises, Inc. (“LGE”), a wholly-owned subsidiary of Pinnacle Entertainment, and an employee of Boomtown, Inc. The Company believed the RICO claim against it had no merit and, indeed, Astoria voluntarily dismissed its RICO claim against Hollywood Park, LGE, and the Boomtown employee.

On March 1, 2001, Astoria amended its complaint. Astoria’s amended complaint added new legal claims, and named Boomtown, Inc. and LGE as defendants. Astoria claims that the defendants (i) conspired to corrupt the process for awarding licenses to operate riverboat casinos in Louisiana, (ii) succeeded in corrupting the process, (iii) violated federal and Louisiana antitrust laws, and (iv) violated the Louisiana Unfair Trade Practices Act. The amended complaint asserts that Astoria would have obtained a license to operate a riverboat casino in Louisiana, but for these alleged improper acts. On August 21, 2001, the court dismissed Astoria’s federal claims with prejudice and its state claims without prejudice. On September 21, 2001, Astoria appealed those dismissals to the U.S. Court of Appeals for the Fifth Circuit. On October 3, 2001, Boomtown, Inc. and LGE filed a cross-appeal on the grounds that the state claims should have been dismissed with prejudice. Astoria subsequently voluntarily dismissed its appeal. In May 2002, Astoria refiled its state claims in the Civil District Court for the Parish of Orleans, Louisiana. On January 7, 2003, the Fifth Circuit Court of Appeals affirmed the lower court’s dismissal of plaintiff’s state law claims without prejudice. While the Company cannot predict the outcome of this litigation, management intends to defend it vigorously.

Poulos Lawsuit    A class action lawsuit was filed on April 26, 1994, in the United States District Court, Middle District of Florida (the “Poulos Lawsuit”), naming as defendants 41 manufacturers, distributors and casino operators of video poker and electronic slot machines, including Casino Magic. The lawsuit alleges that the defendants have engaged in a course of fraudulent and misleading conduct intended to induce people to play such games based on false beliefs concerning the operation of the gaming machines and the extent to which there is an opportunity to win. The suit alleges violations of RICO, as well as claims of common law fraud, unjust

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

enrichment and negligent misrepresentation, and seeks damages in excess of $6 billion. On May 10, 1994, a second class action lawsuit was filed in the United States District Court, Middle District of Florida (the “Ahern Lawsuit”), naming as defendants the same defendants who were named in the Poulos Lawsuit and adding as defendants the owners of certain casino operations in Puerto Rico and the Bahamas, who were not named as defendants in the Poulos Lawsuit. The claims in the Ahern Lawsuit are identical to the claims in the Poulos Lawsuit. Because of the similarity of parties and claims, the Poulos Lawsuit and Ahern Lawsuit were consolidated into one case file (the “Poulos/Ahern Lawsuit”) in the United States District Court, Middle District of Florida. On December 9, 1994 a motion by the defendants for change of venue was granted, transferring the case to the United States District Court for the District of Nevada, in Las Vegas. In an order dated April 17, 1996, the court granted motions to dismiss filed by Casino Magic and other defendants and dismissed the complaint without prejudice. The plaintiffs then filed an amended complaint on May 31, 1996 seeking damages against Casino Magic and other defendants in excess of $1 billion and punitive damages for violations of RICO and for state common law claims for fraud, unjust enrichment and negligent misrepresentation.

At a December 13, 1996 status conference, the Poulos/Ahern Lawsuit was consolidated with two other class action lawsuits (one on behalf of a smaller, more defined class of plaintiffs and one against additional defendants) involving allegations substantially identical to those in the Poulos/Ahern Lawsuit (collectively, the “Consolidated Lawsuits”) and all pending motions in the Consolidated Lawsuits were deemed withdrawn without prejudice. The plaintiffs in the Consolidated Lawsuits filed a consolidated amended complaint on February 14, 1997, which the defendants moved to dismiss. On December 19, 1997, the court granted the defendants’ motion to dismiss certain allegations in the RICO claim, but denied the motion as to the remainder of such claim; granted the defendants’ motion to strike certain parts of the consolidated amended complaint; denied the defendants’ remaining motions to dismiss and to stay or abstain; and permitted the plaintiffs to substitute one of the class representatives. On January 9, 1998, the plaintiffs filed a second consolidated amended complaint containing claims nearly identical to those in the previously dismissed complaints. The defendants answered, denying the substantive allegations of the second consolidated amended complaint. On June 21, 2002, the court denied plaintiffs’ motion for class certification. On July 11, 2002, the plaintiffs’ filed a petition for permission to appeal the court’s denial of the plaintiffs’ motion for class certification. On August 15, 2002, the United States Court of Appeals for the Ninth Circuit granted plaintiffs’ petition. On August 23, 2002, the plaintiffs filed their notice of appeal with the U.S. District Court for the District of Nevada.

The claims are not covered under the Company’s insurance policies. While the Company cannot predict the outcome of this action, management intends to defend it vigorously.

Casino America Litigation    On or about September 6, 1996, Casino America, Inc. commenced litigation in the Chancery Court of Harrison County, Mississippi, Second Judicial District, against Casino Magic Corp., and James Edward Ernst, its then Chief Executive Officer. In the complaint, as amended, the plaintiff claims, among other things, that the defendants (i) breached the terms of an agreement they had with the plaintiff; (ii) tortuously interfered with certain of the plaintiff’s contracts and business relations; and (iii) breached covenants of good faith and fair dealing they allegedly owed to the plaintiff, and seeks compensatory damages in an amount to be proven at trial as well as punitive damages. On November 30, 1999 the case was transferred to the Circuit Court for the Second Judicial District of Harrison County. The trial began on November 12, 2002. On November 21, 2002, the jury rendered a unanimous verdict in favor of the Company and Ed Ernst. On November 25, 2002, the court entered a judgment in favor of the defendants. On December 5, 2002, plaintiff filed a motion for new trial. On March 11, 2003, the court denied plaintiff’s motion for a new trial. The Company’s insurer has essentially denied coverage of the claim against Mr. Ernst under the Company’s directors and officer’s insurance policy, but has reserved its right to review the matter as to tortuous interference at or following trial. The Company, who is indemnifying Mr. Ernst, believes that the insurer should not be permitted to deny coverage, although no

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

assurances can be given that the insurer will change its position. While the Company cannot predict the outcome of this action, management intends to continue to defend it vigorously if plaintiff appeals the judgment.

Casino Magic Biloxi Patron Incident    On January 13, 2001, three Casino Magic Biloxi patrons sustained injuries as a result of an assault by another Casino Magic Biloxi patron, who then killed himself. Several other patrons sustained injuries while attempting to exit the casino. On August 1, 2001, two of the casino patrons injured during the January 13, 2001 incident filed a complaint in the Circuit Court of Harrison County, Mississippi, Second Judicial District. The complaint alleges that Biloxi Casino Corp. failed to exercise reasonable care to keep its patrons safe from foreseeable criminal acts of third persons and seeks unspecified compensatory and punitive damages. The plaintiffs filed an amended complaint on August 17, 2001. The amended complaint added an allegation that Biloxi Casino Corp. violated a Mississippi statute by serving alcoholic beverages to the perpetrator who was allegedly visibly intoxicated and that Biloxi Casino Corp.’s violation of the statute was the proximate cause of or contributing cause to plaintiffs’ injuries. On March 20, 2002, the third injured victim filed a complaint in the Circuit Court of Harrison County, Mississippi, Second Judicial District. The allegations in the complaint are substantially similar to those contained in the August 1, 2001 lawsuit. The trial for the August 1, 2001 lawsuit has been set for July 21, 2003. No trial date has been set for the subsequent suit. While the Company cannot predict the outcome of these actions, the Company, together with its applicable insurers, intends to defend them vigorously.

Actions by Greek Authorities    In 1995, a subsidiary of Casino Magic Corp., Casino Magic Europe B.V. (“CME”), performed management services for Porto Carras Casino, S.A. (“PCC”), a joint venture in which CME had a minority interest. Effective December 31, 1995, CME, with the approval of PCC, assigned its interests and obligations under the PCC management agreement to a Greek subsidiary, Casino Magic Hellas S.A. (“Hellas”). Hellas issued invoices to PCC for management fees that accrued during 1995, but had not been billed by CME.

In September 1996, local Greek tax authorities in Thessaloniki assessed a penalty of approximately $3.5 million against Hellas, and an equal amount against PCC, arising out of the presentation and payment of the invoices. The Thessaloniki tax authorities asserted that the Hellas invoices were fictitious, representing an effort to reduce the taxable income of PCC.

PCC and Hellas each appealed their respective assessments. The assessment of the fine against PCC was overturned by the Administrative Court of Thessaloniki on December 11, 2000. The court determined that the actions taken by Hellas and PCC were not fictitious but constituted a legitimate business transaction and accordingly overturned the assessment of the fine. Hellas’s appeal was dismissed for technical procedural failures and has not been reinstated; presumably, however, the rationale of the court in the PCC fine matter would apply equally to the Hellas fine matter, assuming the court’s decision is upheld on appeal (see below).

During the first quarter of 2001, the Greek taxing authorities appealed the December 11, 2000 decision by the Administrative Court of Thessaloniki overturning the assessment of the fine against PCC. No hearing date on such appeal has been set.

Under Greek law, shareholders are not liable for the liabilities of a Greek company in which they hold shares, even if the entity is later liquidated or dissolved, and assessments such as the PCC and Hellas fines generally are treated as liabilities of the company. Additionally, all of PCC’s stock was sold to an unrelated company in December of 1996, and the buyer assumed all of PCC’s liabilities. Therefore, management does not expect that this matter will have a materially adverse effect on the financial condition or results of operations of the Company.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In June 2000, Greek authorities issued a warrant to appear at a September 29, 2000 criminal proceeding to Marlin Torguson (a member of the Company’s board of directors and Chairman of the Board of CME in 1995) and Robert Callaway (former Associate General Counsel for the Company and, prior to its acquisition by the Company, CME’s General Counsel). They were charged under Greek law, and convicted inabsentia, as being culpable criminally for corporate misconduct based solely on their status as alleged executive board members of PCC. The Company is advised that they are not, and have never been, managing (active) executive directors of PCC. Accordingly, the Company believes that they were improperly named in the proceedings. The defendants have a right of appeal for a de novo trial under Greek law.

On March 30, 2001, appeals on behalf of Messrs. Torguson and Callaway were filed. The hearing before the three-member Court of Misdemeanors of Thessaloniki was continued. The hearing is currently set to be heard on April 10, 2003.

The Company has been advised that the resolution of the related civil penalties may sometimes resolve criminal issues in Greece. The Company is actively working to resolve the civil and criminal actions related to this matter.

Shareholder Derivative Action    On December 13, 2002, William T. Kelsey, an individual shareholder of the Company, filed a derivative lawsuit purportedly on behalf of the Company against the Company’s former Chairman R.D. Hubbard, former CEO Paul R. Alanis, Chairman and CEO Daniel R. Lee, various other current and former directors of the Company, and against the Company itself as a nominal defendant. The lawsuit, brought in California Superior Court in Los Angeles County, alleges, among other things, breaches of fiduciary duty, negligence, mismanagement and violations of the RICO Act by the defendants in connection with the events surrounding a golf tournament held at the Company’s Belterra Casino Resort in June 2001. The complaint alleges that the Company is entitled to recover unspecified damages in excess of $10 million, plus exemplary, punitive and treble damages and the plaintiff’s fees and costs. The Company has empowered a Special Committee of three independent directors to perform an investigation and determine whether pursuit of this derivative lawsuit is in the best interests of the Company and its shareholders. The Court has entered a stay of the litigation until May to allow the directors to conduct a good faith investigation in this respect (see Note 18).

Alanis Suit    On or about December 3, 2002, Paul Alanis filed a lawsuit against the Company, R. D. Hubbard and Daniel R. Lee, claiming, among other things, wrongful termination and defamation. He seeks unspecified compensatory and punitive damages. On February 11, 2003, the court granted the Company’s motion to send the matter to arbitration, with the exception of the defamation claims against Mr. Lee, and stayed the entire action pending such arbitration. While the outcome of this action cannot be predicted, the Company and Mr. Lee intend to defend it vigorously.

New Hampshire Insurance Company Lawsuit    On July 31, 2000, a collision occurred between the M/V Miss Belterra and the M/V Elizabeth Ann riverboats. On or about August 15, 2002, New Hampshire Insurance Company filed suit against the Company in the U.S. District Court, District of California alleging, among other things, that New Hampshire Insurance Company overpaid the Company in excess of $2 million dollars, on the Company’s business interruption claim arising out of the collision. The plaintiff is seeking restitution of the sums that it has allegedly overpaid the Company, a judicial declaration of the amount, if any, that it has overpaid the Company, a judicial declaration of the rights and duties of the parties and costs of suit. On October 4, 2002, the Company filed an answer, counterclaim and request for jury trial setting claim, among other things, that the plaintiff’s payments to the Company fall short of its obligation by at least $1.75 million, that plaintiff breached its insurance contract, that plaintiff has acted in bad faith and seeking a judicial determination of the respective rights and duties of the parties. The Company has also requested attorneys’ fees, costs of suit and interest. While

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

the Company cannot predict the outcome of this action, it intends to defend it vigorously and pursue its counterclaims.

Other    The Company is party to a number of other pending legal proceedings, though management does not expect that the outcome of such proceedings, either individually or in the aggregate, will have a material effect on the Company’s financial results.

Note 12—Corporate Relocation

In December 2002, the corporate headquarters were moved to Las Vegas, Nevada from Glendale, California. The costs to relocate, including severance payments to employees, costs for the remaining lease term of the Glendale office lease and other moving expenses, were $1,601,000 and were expensed in the fourth quarter of 2002.

Note 13—Employee Benefit Plans

Stock Options Plans    The Company accounts for its stock-based compensation under Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and follows the disclosure provisions of Financial Accounting Standards Board’s Statement of Financial Accounting Standards No. 123 Accounting for Stock-Based Compensation. The Company has four stock option plans (the “Stock Option Plans”) that provide for the granting of stock options to officers, key employees and consultants. The objectives of these plans include attracting and retaining the best personnel, providing for additional performance incentives, and promoting the success of the Company. In 2002, shareholders of the Company adopted the 2002 stock option plan, which provides for the issuance of up to 1,000,000 shares. In 2001, 1996 and 1993, shareholders of the Company adopted stock options plans for the issuance of up to 2,425,000 shares. Except for the provisions governing the number of shares issuable and the provisions which reflect changes in tax and securities laws, the provisions of the plans are substantially similar to one another. In addition, Boomtown, Inc. and Casino Magic Corp. had stock option plans prior to their acquisition by the Company and under terms of each merger, the options in those companies were converted to options in the Company.

The Stock Options Plans are administered and terms of option grants are established by the Board of Directors’ Compensation Committee. Under the terms of the Stock Option Plans, options alone, or coupled with stock appreciation rights, may be granted to select key employees, directors, consultants and advisors of the Company. Options become exercisable ratably over a vesting period as determined by the Compensation Committee and expire over terms not exceeding ten years from the date of grant, and generally one to three months after termination of employment, or one year after the death or permanent disability of the optionee. The purchase price for all shares granted under the Stock Option Plans shall be determined by the Compensation Committee, but in the case of incentive stock options, the price will not be less than the fair market value of the common stock at the date of grant.

As of December 31, 2002, there were approximately 213,000 options remaining available for grant under the various stock option plans.

In 2002, the Company granted options for the purchase of 765,801 shares (at an exercise price of $8.45, the then-share price) to the Chairman and CEO of the Company outside the Stock Option Plans. In 1998, the Company granted options for the purchase of 817,500 shares (625,000 at an exercise price of $10.1875, and 192,500 at an exercise price of $18.00) outside of the Stock Option Plans to a group of executives. As of December 31, 2002, 150,000 of the options granted in 1998 outside the plans have been exercised, while 450,000 have been forfeited.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table summarizes information related to shares under option and shares available for grant (exclusive of the pre-merger plans discussed below):

	Number Of Shares	Weighted Average Exercise Price
Options outstanding at January 1, 2000	1,689,343 (a)	$12.08
Granted	0	$0.00
Exercised	(99,127)	$13.27
Forfeited	(17,132)	$15.05

Options outstanding at December 31, 2000	1,573,084	12.13
Granted	595,000	$9.85
Exercised	(40,000)	$9.86
Forfeited	(87,583)	$11.96

Options outstanding at December 31, 2001	2,040,501	$11.52
Granted	2,463,801	$8.08
Exercised	(150,000)	$10.19
Forfeited	(727,534)	$11.70

Options outstanding at December 31, 2002	3,626,768	$9.23

Options exercisable at:
December 31, 2002	1,180,300	$11.18
December 31, 2001	1,326,257	$12.20
December 31, 2000	995,912	$12.23
Weighted-average fair value of options granted during the year:
December 31, 2001	595,000	$5.67
December 31, 2002	2,463,801	$8.08

(a)	Includes options for the purchase of shares issued outside of the Stock Option Plans.

The following table summarizes information about stock options (exclusive of the pre-merger plans discussed below):

	Outstanding		Exercisable
	Number of Shares at Exercise	Weighted Average Exercise Price	Number of Shares at Exercise	Weighted Average Range of 12/31/02 Price
$ 5.95-$10.19	3,010,267	$8.40	721,798	$9.32
$10.65-$14.75	539,001	$12.55	381,002	$17.94
$14.81-$20.25	77,500	$18.29	77,500	$28.16

	3,626,768	$9.23	1,180,300	$11.18

The weighted average remaining contractual life of the outstanding options (exclusive of the pre-merger plans discussed below) as of December 31, 2002 is approximately 8.26 years.

In addition to the above options to purchase shares, 250,380 shares (all of which are vested and have a weighted average exercise price of $10.01 per share) of Pinnacle Entertainment common stock are issuable upon exercise of options granted under pre-merger stock option plans of Boomtown and 76,305 shares (all of which are vested and have a weighted average exercise price of $28.11 per share) of Pinnacle Entertainment common stock are issuable upon exercise of options granted under pre-merger stock options plans of Casino Magic. Options issued under these plans expire over remaining terms not exceeding 5.5 years.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Boomtown Pre-Merger Options	Casino Magic Pre-Merger Options
Options outstanding at January 1, 2000	721,074	256,124
Granted	0	0
Exercised	(59,064)	(38,184)
Cancelled	(4,790)	(40,811)

Options outstanding at December 31, 2000	657,220	177,129
Granted	0	0
Exercised	(72,090)	(352)
Cancelled	0	(2,464)

Options outstanding at December 31, 2001	585,130	174,313
Granted	0	0
Exercised	(331,313)	(9,504)
Cancelled	(3,437)	(88,504)

Options outstanding at December 31, 2002	250,380	76,305

Executive Compensation    Non-cash compensation charges of $177,000 for 2002 and $414,000 for each of 2001 and 2000 were incurred in connection with the granting of stock options to certain executives outside the Stock Option Plans in 2002 and 1998. As the options granted outside the plans were subject to shareholder approval, a compensation charge equal to the difference between the stock option exercise price and the share price on date of shareholder approval is calculated and expensed ratably over the shorter of (i) the life of the employee’s service agreement or (ii) the stock option agreement. Charges related to the 1998 option grants concluded in 2001, while the charges related to the 2002 grants will continue through 2006.

Other Benefit Plans    The Company maintains the Pinnacle Entertainment, Inc. 401(k) Investment Plan, as amended and restated, (the “401(k) Plan”). The 401(k) Plan is an employee benefit plan subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and is intended to be a qualified plan under Section 401(a) of the Internal Revenue Code of 1986, as amended (the “Code”). Employees of the Company who complete 500 Hours of Service within a 12 month period are eligible to participate in the 401(k) Plan; except that employees who are (i) neither citizens nor a residents of the United States and who derive no earned income from the Company, (ii) covered by a collective bargaining agreement, or (iii) individuals whom the Company previously classified as an independent contractor but whom the Internal Revenue Service later determines is a common-law employee are not eligible to participate in the 401(k) Plan. Participants of the 401(k) Plan may contribute up to 100% of pretax income, subject to the legal limitation of $12,000 for 2003. In addition, effective January 1, 2003, participants who are age 50 or older may make an additional contribution to the 401(k) Plan, commonly referred to as a catch-up contribution, equal to $2,000 for 2003. The Company offers discretionary matching contributions under the 401(k) Plan, which vest ratably over 5 years. For the years ended December 31, 2002, 2001 and 2000, matching contributions to the 401(k) Plan totaled $1,058,000, $567,000 and $1,027,000, respectively.

On January 1, 2000, the Company established a nonqualified Executive Deferred Compensation Plan (the “Deferred Plan”) to permit certain key employees to defer receipt of current compensation in order to provide retirement benefits on behalf of such employees. The Company does not make matching contributions to the Deferred Plan. The Deferred Plan is not qualified under Section 401(a) of the Code. Participants in the Deferred Plan are general creditors of the Company. The Company has the right to amend, modify or terminate the Deferred Plan.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

On January 1, 2003, the Company adopted the Pinnacle Entertainment, Inc. Executive Health Expense Plan (the “Executive Health Plan”), an employee welfare benefit plan subject to the provisions of ERISA. The Executive Health Plan reimburses eligible employees, including officers, Directors and their dependants, for their medical, dental and vision expenses, subject to certain exclusions, benefit maximums and benefit limitations. There are approximately 27 participants, plus their dependants, in the Executive Health Plan.

Note 14—Related Party Transactions

In 2002, the Company’s current Chairman was reimbursed $9,000 for business use of an aircraft he owns. In 2001 and 2000, the Company’s then-Chairman received reimbursement for the business use of aircraft he owns in the amount of $55,000 and $97,000, respectively.

Timothy J. Parrott (a director and member of the Executive Committee, and, from late 2000 to early 2003, a member of the Audit Committee of the Company’s Board of Directors) purchased Boomtown common stock in 1988 in connection with the acquisition of Boomtown Hotel & Casino, Inc. (Boomtown). In 1997, with the acquisition of Boomtown by the Company, these shares were exchanged for 162,027 of the Company’s shares. Mr. Parrott paid an aggregate purchase price for the common stock of $222,000, of which $1,000 was paid in cash and $221,000 was paid by a promissory note. In 1998, Mr. Parrott resigned his position as Chairman of Boomtown, and the Company retained him for a three-year period, as a consultant to provide services relating to gaming and other business issues for an annual retainer of $350,000 with health and disability benefits equivalent to those he received as Chairman of Boomtown. Mr. Parrott’s $221,000 note was also forgiven in three equal parts on each anniversary of the consulting agreement.

Marlin Torguson, who beneficially owned approximately 21.5% of the outstanding common shares of Casino Magic in 1998, agreed, in connection with the Casino Magic acquisition, to vote his Casino Magic shares in favor of the acquisition by the Company. In addition, Mr. Torguson agreed to continue to serve as an employee of Casino Magic for three years following the acquisition, and during such three year period, not to compete with the Company or Casino Magic in any jurisdiction in which either the Company or Casino Magic operates. The Company appointed Mr. Torguson to its Board of Directors. The Company issued to Mr. Torguson 60,000 shares of the Company’s common stock as compensation for his three-year service as an employee and paid him $300,000 for each year for his non-compete agreement. In addition, the Company issued Mr. Torguson options to acquire 30,000 shares of the Company’s common stock, priced at the closing price of the Company’s common stock on that date.

Note 15—Terminated Merger Agreement

In April 2000, the Company entered into a definitive agreement with a subsidiary of Harveys Casino Resorts (“PHCR”), pursuant to which PHCR would have acquired by merger all of the outstanding capital stock of Pinnacle Entertainment for cash consideration. Consummation of the merger was subject to numerous conditions. In January 2001, upon mutual agreement, the proposed merger was terminated. During 2000, the Company incurred total merger related costs of $5,727,000. During 2001, $464,000 of previously recorded reserves were reversed.

Note 16—Consolidating Condensed Financial Information

The Company’s subsidiaries (excluding Casino Magic Argentina and certain non-material subsidiaries) have fully and unconditionally guaranteed the payment of all obligations under the 9.25% Notes and the 9.5% Notes. Separate financial statements and other disclosures regarding the subsidiary guarantors are not included herein

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

because management has determined that such information is not material to investors. In lieu thereof, the Company includes the following:

	Pinnacle Entertainment, Inc.	Wholly Owned Guarantor Subsidiaries(a)	Wholly Owned Non-Guarantor Subsidiaries(b)	Consolidating and Eliminating Entries	Pinnacle Entertainment, Inc. Consolidated
	(in thousands)
Balance Sheet
As of and for the year ended December 31, 2002
Current assets	$101,865	$67,116	$4,024	$0	$173,005
Property, plant and equipment, net	22,850	562,233	1,000	0	586,083
Other non-current assets	38,779	29,642	2,078	10,851	81,350
Investment in subsidiaries	512,877	(927)	0	(511,950)	0
Inter-company	171,028	52,159	0	(223,187)	0

	$847,399	$710,223	$7,102	$(724,286)	$840,438

Current liabilities	$37,652	$48,142	$2,092	$0	$87,886
Notes payable, long term	489,846	1,233	0	0	491,079
Other non-current liabilities	25,193	0	0	(12,206)	12,987
Inter-company	46,222	171,028	5,937	(223,187)	0
Equity	248,486	489,820	(927)	(488,893)	248,486

	$847,399	$710,223	$7,102	$(724,286)	$840,438

Statement of Operations
Revenues
Gaming	$0	$425,850	$6,493	$0	$432,343
Food and beverage	0	29,249	502	0	29,751
Equity in subsidiaries	16,716	1,005	0	(17,721)	0
Other	6,000	45,863	44	0	51,907

	22,716	501,967	7,039	(17,721)	514,001

Expenses:
Gaming	0	249,993	2,558	0	252,551
Food and beverage	0	33,537	497	0	34,034
Administrative and other	22,979	129,516	1,581	0	154,076
Depreciation and amortization	2,378	42,065	486	0	44,929

	25,357	455,111	5,122	0	485,590

Operating income (loss)	(2,641)	46,856	1,917	(17,721)	28,411
Interest expense (income), net	48,171	(679)	(10)	0	47,482

Income (loss) before inter-company activity, taxes and change in accounting principle	(50,812)	47,535	1,927	(17,721)	(19,071)
Management fee & inter-company interest expense (income)	(19,046)	19,046	0	0	0
Income tax (benefit) expense	(7,068)	0	922	0	(6,146)

Income (loss) before change in accounting principle	(24,698)	28,489	1,005	(17,721)	(12,925)
Change in accounting principle, net of taxes	44,931	11,773	0	0	56,704

Net income (loss)	$(69,629)	$16,716	$1,005	$(17,721)	$(69,629)

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Pinnacle Entertainment, Inc.	Wholly Owned Guarantor Subsidiaries(a)	Wholly Owned Non-Guarantor Subsidiaries(b)	Consolidating and Eliminating Entries	Pinnacle Entertainment, Inc. Consolidated
	(in thousands)
Statement of Cash Flows
For the year ended December 31, 2002
Net cash provided by (used in) operating activities	$(4,413)	$43,461	$(18)	$0	$39,030
Net cash provided by (used in) investing activities	(33,661)	(43,186)	107	0	(76,740)
Net cash provided by (used in) financing activities	1,751	(925)	0	0	826
Effect of exchange rate changes on cash	0	0	(2,017)	0	(2,017)

Balance Sheet
As of and for the year ended December 31, 2001
Current assets	$140,407	$70,992	$7,425	$0	$218,824
Property, plant and equipment, net	21,753	552,633	1,913	0	576,299
Other non-current assets	20,796	57,631	4,949	40,850	124,226
Investment in subsidiaries	542,202	5,280	0	(547,482)	0
Inter-company	156,082	20,360	0	(176,442)	0

	$881,240	$706,896	$14,287	$(683,074)	$919,349

Current liabilities	$34,816	$46,223	$2,615	$0	$83,654
Notes payable, long term	492,016	1,477	0	0	493,493
Other non-current liabilities	34,892	0	0	(12,206)	22,686
Inter-company	0	170,050	6,392	(176,442)	0
Equity	319,516	489,146	5,280	(494,426)	319,516

	$881,240	$706,896	$14,287	$(683,074)	$919,349

Statement of Operations
Revenues:
Gaming	$0	$402,889	$18,602	$0	$421,491
Food and beverage	0	29,524	1,428	0	30,952
Equity in subsidiaries	(16,308)	4,622	0	11,686	0
Other	6,000	49,471	129	0	55,600

	(10,308)	486,506	20,159	11,686	508,043

Expenses:
Gaming	0	233,991	4,984	0	238,975
Food and beverage	0	37,665	1,134	0	38,799
Administrative and other	15,119	141,421	6,972	0	163,512
Asset impairment write down	0	23,030	0	0	23,030
Depreciation and amortization	2,684	44,203	1,447	1,116	49,450

	17,803	480,310	14,537	1,116	513,766

Operating (loss) income	(28,111)	6,196	5,622	10,570	(5,723)
Interest expense (income), net	46,129	(984)	(313)	0	44,832

(Loss) income before inter-company activity and income taxes	(74,240)	7,180	5,935	$10,570	(50,555)
Management fee and inter-company interest expense (income)	(23,488)	23,488	0	0	0
Income tax (benefit) expense	(23,219)	0	1,313	0	(21,906)

Net (loss) income	$(27,533)	$(16,308)	$4,622	$10,570	$(28,649)

PINNACLE ENTERTAINMENT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Pinnacle Entertainment, Inc.	Wholly Owned Guarantor Subsidiaries(a)	Wholly Owned Non-Guarantor Subsidiaries(b)	Consolidating and Eliminating Entries	Pinnacle Entertainment, Inc. Consolidated
	(in thousands)

Statement of Cash Flows
Net cash provided by (used in) operating activities	$(11,862)	$48,297	$1,966	1,116	$39,517
Net cash provided by (used in) investing activities	(264)	(41,461)	(5,031)	0	(46,756)
Net cash provided by (used in) financing activities	(11,591)	(851)	0	0	(12,442)
Statement of Operations
For the year ended December 31, 2000
Revenues:
Gaming	$0	$427,980	$20,398	$0	$448,378
Food and beverage	1,056	29,300	1,564	0	31,920
Racing	9,452	0	0	0	9,452
Equity in subsidiaries	63,703	5,150	0	(68,853)	0
Other	6,157	53,565	130	0	59,852

	80,368	515,995	22,092	(68,853)	549,602

Expenses:
Gaming	0	239,042	5,781	0	244,823
Food and beverage	892	32,952	1,336	0	35,180
Racing	4,133	0	0	0	4,133
Administrative and other	24,351	135,928	5,997	0	166,276
(Gain) loss on disposition of assets	(119,718)	902	0	0	(118,816)
Depreciation and amortization	3,336	39,798	1,573	1,395	46,102

	(87,006)	448,622	14,687	1,395	377,698

Operating income (loss)	167,374	67,373	7,405	(70,248)	171,904
Interest expense (income), net	39,279	1,017	(280)	0	40,016
Loss on early extinguishment of debt	0	4,146	0	0	4,146

Income (loss) before taxes	128,095	62,210	7,685	(70,248)	127,742
Income tax expense (benefit)	49,861	(1,493)	2,535	0	50,903

Net income (loss)	$78,234	$63,703	$5,150	$(70,248)	$76,839

Statement of Cash Flows
Net cash provided by (used in) operating activities	$(337,197)	$303,312	$3,757	$1,304	$(28,824)
Net cash provided by (used in) investing activities	388,466	(194,008)	(1,181)	0	193,277
Net cash provided by (used in) financing activities	(5,119)	(109,828)	0	0	(114,947)

(a)	The following subsidiaries are treated as guarantors of both the 9.5% Notes and 9.25% Notes: Belterra Resort Indiana LLC, Boomtown, Inc., Boomtown Hotel & Casino, Inc., Louisiana—I Gaming, Louisiana Gaming Enterprises, Inc., Casino Magic Corp., Biloxi Casino Corp., PNK (Bossier City), Inc., Casino One Corporation, HP/Compton, Inc. and Crystal Park Hotel and Casino Development Company, LLC.
(b)	The Company’s only material non-guarantor of both the 9.5% Notes and the 9.25% Notes is Casino Magic Neuquen S.A. and its subsidiary Casino Magic Support Services.

PINNACLE ENTERTAINMENT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 17—Segment Information

The following table reconciles the Company’s segment activity to its consolidated results of operations and financial position as of and for the years ended December 31, 2002, 2001 and 2000.

	For years ended December 31,
	2002	2001	2000
	(in thousands)
Revenues and expenses
Boomtown New Orleans
Revenues	$100,403	$99,927	$94,240
Expenses, excluding depreciation, amortization and asset impairment write-down	73,348	72,362	67,548
Depreciation and amortization	6,585	6,012	5,843
Asset impairment write-down	0	1,801	0

Net operating income—Boomtown New Orleans	$20,470	$19,752	$20,849

Casino Magic Biloxi
Revenues	$86,500	$82,997	$86,451
Expenses, excluding depreciation, amortization and asset impairment write-down	68,410	67,029	68,976
Depreciation and amortization	7,520	6,799	6,963
Asset impairment write-down	518	1,371	0

Net operating income—Casino Magic Biloxi	$10,052	$7,798	$10,512
Boomtown Reno
Revenues	$89,021	$90,100	$93,183
Expenses, excluding depreciation and amortization	71,423	70,916	73,778
Depreciation and amortization	7,390	7,834	7,683

Net operating income—Boomtown Reno	$10,208	$11,350	$11,722

Boomtown Bossier City
Revenues	$102,680	$101,019	$124,308
Expenses, excluding depreciation, amortization and asset impairment write-down	89,717	91,622	89,927
Depreciation and amortization	7,395	8,410	8,428
Asset impairment write-down	2,235	0	0

Net operating income—Boomtown Bossier City	$3,333	$987	$25,953

Belterra Casino Resort
Revenues	$122,118	$104,385	15,506
Expenses, excluding depreciation and amortization	106,327	110,160	34,713
Depreciation and amortization	13,175	12,898	2,294

Net operating income (loss)—Belterra Casino Resort	$2,616	$(18,673)	$(21,501)

Casino Magic Argentina
Revenues	$7,039	$20,159	$22,092
Expenses, excluding depreciation and amortization	5,097	13,090	13,114
Depreciation and amortization	486	1,447	1,573

Net operating income—Casino Magic Argentina	$1,456	5,622	$7,405

PINNACLE ENTERTAINMENT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	For years ended December 31,
	2002	2001	2000
	(in thousands)
Card Clubs
Revenues	$6,240	$6,960	$7,200
Expenses, excluding depreciation, amortization and asset impairment write-down	338	338	759
Depreciation and amortization	2,280	3,767	3,937
Asset impairment write-down	0	20,358	0

Net operating income (loss)—Card Clubs	$3,622	$(17,503)	$2,504

Sold Properties
Revenues	$0	$2,496	$106,622
Expenses, excluding depreciation and amortization	0	(572)	(40,292)
Depreciation and amortization	0	0	5,590

Net operating income—Sold Properties	$0	$3,068	$141,324

Total Reportable Segments
Revenues	$514,001	$508,043	$549,602
Expenses, excluding depreciation and amortization	414,660	424,945	308,523
Depreciation and amortization	44,831	47,167	42,311
Asset impairment write-down	2,753	23,530	0

Net operating income—Total Reportable Segments	$51,757	$12,401	$198,768

Reconciliation to Consolidated Net Income
Total net operating income for reportable segments	$51,757	$12,401	$198,768
Unallocated income and expenses
Corporate expense	23,346	18,124	26,864
Interest income	(2,206)	(5,021)	(12,604)
Interest expense, net of capitalized interest	49,688	49,853	52,620
Loss on early extinguishment of debt	0	0	4,146

(Loss) income before cumulative effect of a change in accounting principle and income taxes	(19,071)	(50,555)	127,742
Income tax (benefit) expense	(6,146)	(21,906)	50,903

(Loss) income before cumulative effect of a change in accounting principle	(12,925)	(28,649)	76,839
Cumulative effect of a change in accounting principle, net of taxes	56,704	0	0

Net (loss) income	$(69,629)	$(28,649)	$76,839

PINNACLE ENTERTAINMENT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	For years ended December 31,
	2002	2001	2000
	(in thousands)
EBITDA(a)
Boomtown New Orleans	$27,055	$27,565	$26,692
Casino Magic Biloxi	18,090	15,968	17,475
Boomtown Reno	17,598	19,184	19,405
Boomtown Bossier City	12,963	9,397	34,381
Belterra Casino Resort	15,791	(5,775)	(19,207)
Casino Magic Argentina	1,942	7,069	8,978
Card Clubs	5,902	6,622	6,441
Corporate and other(a)	(26,001)	(39,371)	(23,073)

	73,340	40,659	71,092
Sold Properties(a)	0	3,068	146,914

	$73,340	$43,727	$218,006

(a)	The Company defines EBITDA as earnings before net interest expense, provision for income taxes, depreciation, amortization, loss on early extinguishment of debt and cumulative effect of a change in accounting principle. Corporate and other EBITDA includes corporate overhead and asset write-down and impairment charges. Certain costs that the Company believes are likely to be non-recurring have nevertheless been deducted to calculate EBITDA. Sold property EBITDA includes the asset sale gains. EBITDA is presented because it is used as a performance measure to analyze the performance of the Company’s business segments. Additionally, the Company believes some investors consider EBITDA to be a useful measure in determining a company’s ability to service or incur indebtedness and for estimating a company’s underlying cash flow from operations before capital costs, taxes and capital expenditures. EBITDA is not a measure of financial performance under the promulgations of the accounting profession known as “generally accepted accounting principles” or “GAAP.” The following table is a reconciliation of net income to EBITDA:

	For the year ended December 31,
	2002	2001	2000
	(in thousands)
Net (loss) income	$(69,629)	$(28,649)	$76,839
Cumulative effect of a change in accounting principle, net of income tax benefit	56,704	0	0

(Loss) income before cumulative effect of a change in accounting principle	(12,925)	(28,649)	76,839
Income tax (benefit) expense	(6,146)	(21,906)	50,903

(Loss) income before cumulative effect of a change in accounting principle and income taxes	(19,071)	(50,555)	127,742
Loss on early extinguishment of debt	0	0	4,146
Interest expense, net of capitalized interest and interest income	47,482	44,832	40,016

Operating income (loss)	28,411	(5,723)	171,904
Depreciation and amortization	44,929	49,450	46,102

EBITDA	$73,340	$43,727	$218,006

PINNACLE ENTERTAINMENT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	For years ended December 31,
	2002	2001	2000
	(in thousands)
Capital Expenditures
Boomtown New Orleans	$4,657	$14,018	$3,752
Casino Magic Biloxi	3,888	7,857	4,663
Boomtown Bossier City	26,610	8,941	1,131
Belterra Casino Resort	4,732	11,573	192,157
Boomtown Reno	4,958	4,617	5,588
Casino Magic Argentina	190	1,585	1,181
Card Clubs	0	3,407	57
Sold Properties	0	0	4,356
Lake Charles	3,151	0	0
Corporate	410	266	(10,110)

Total Reportable Segments and Corporate	$48,596	$52,264	$202,775

	December 31,
	2002	2001
	(in thousands)
Total Assets
Boomtown New Orleans	$82,010	$85,632
Casino Magic Biloxi	103,814	109,053
Boomtown Bossier City	133,822	129,127
Belterra Casino Resort	221,979	226,228
Boomtown Reno	90,159	91,479
Casino Magic Argentina	7,102	20,417
Card Clubs	6,100	29,988
Sold Properties	0	0
Corporate	195,452	227,425

Total Reportable Segments and Corporate	$840,438	$919,349

Note 18—Subsequent Events

Statement of Financial Accounting Standards No. 145 (“SFAS No. 145”)    In April 2002, the FASB issued SFAS No. 145, “Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections”, which statement the Company adopted on January 1, 2003. The most significant provisions of this statement relate to the rescission of Statement No. 4, “Reporting Gains and Losses from Extinguishment of Debt”. Under this new statement, any gain or loss on extinguishment of debt that was classified as an extraordinary item in prior periods that does not meet certain defined criteria must be reclassified as non-extraordinary. In August 2000, the Company redeemed the Casino Magic 13% First Mortgage Notes (see Note 8) and, pursuant to then applicable accounting guidelines, classified the net of tax charge as an extraordinary item. Pursuant to the adoption of SFAS No. 145, the pre-tax charge has been reclassified as a non-extraordinary (“Loss on early extinguishment of debt”) and the tax benefit has been included in overall income tax expense, each for the twelve months ended December 31, 2000.

PINNACLE ENTERTAINMENT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Contract Submission    On March 19, 2003, the Company submitted for consideration the significant design and construction contracts for the Lake Charles project to the Louisiana Gaming Control Board. (See Note 5).

Employment Contracts    On March 14, 2003, the Company entered into employment agreements with thirteen officers and employees, which contracts range between two to four years. Such group did not include the Company’s Chief Executive Officer, Chief Financial Officer, Chief Operating Officer and General Counsel, who are already parties to employment agreements with the Company (see Note 11). The agreements grant the employee the right to receive their annual salary for up to the balance of the employment agreement, plus extension of certain benefits and the immediate vesting of stock options, if the employee terminates his or her employment for good reason or the Company terminates the employee without cause (both as defined in the respective agreements). In the event of a Severance Trigger following a change in control (as defined in the agreements), the employee (i) is entitled to a lump sum payment equal to two times the largest annual salary and incentive compensation that was paid to the employee during the two years preceding the change in control, (ii) the extension of certain benefits for one year after termination, and (iii) the immediate vesting of the employee’s stock options. The aggregate amount to be paid to this group of employees in the event of a change in control and subsequent Severance Trigger is approximately $5,238,000.

Secured Credit Facility    In May 2003, the Company executed a $240,000,000 amended and restated bank credit facility, comprised of an $115,000,000 reducing revolver and a $125,000,000 term loan (the “Credit Facility”). The $125,000,000 term loan was borrowed upon execution of the Credit Facility, with the proceeds of such facility held in a completion reserve account pending satisfaction of the conditions described below. The Company has an option to increase the Credit Facility to $250,000,000 prior to May 16, 2004. The revolver matures in May 2007 and the term loan matures in May 2008. These maturity dates can be accelerated under certain circumstances. The Credit Facility will be used to finance the construction and opening of the Lake Charles casino resort, the 300-guestroom tower expansion at Belterra Casino Resort and general corporate purposes.

The Credit Facility has, among other things, restrictive financial covenants and capital spending limits, and is secured by substantially all the assets of the Company and its subsidiaries (other than the Argentine subsidiaries). The Company’s obligations under the Credit Facility are guaranteed by the Company’s significant subsidiaries. Interest on the Credit Facility is based on customary financial ratios and is subject to change. As of June 30, 2003, the term loan bore interest based upon 4.625% over LIBOR and the reducing revolver bore a facility fee for unborrowed amounts of 1.25%. The Company may also, at its option, borrow at the Prime Rate. The Credit Facility allows for interest rate swap agreements or other interest rate protection agreements. Presently, the Company does not use such financial instruments.

Availability under the Credit Facility is significantly limited until the Company deposits $40,000,000 of cash proceeds from asset sales or equity capital raising efforts into the completion reserve account by June 30, 2004. The Company expects the source of these cash proceeds to be the two pending sales of unimproved land adjacent to the Hollywood Park Race Track (aggregating $58,200,000-see Note 3). If such sales are not completed by June 30, 2004 (of which there can be no assurance), among other alternatives, the Company could sell some or all of its surplus land in Reno, St. Louis or elsewhere, although the Company cannot ensure that it will be able to do so on a timely basis or on favorable terms. In the event that such $40,000,000 in cash proceeds is not deposited by June 30, 2004, the unfunded revolving credit commitment would be cancelled and the Credit Facility would mature on September 30, 2004. Additionally, availability under the Credit Facility is significantly limited until the Company shall have demonstrated that it has, during the period following September 30, 2002, expended not less than $90,000,000 of its excess cash to finance the Lake Charles project and the Belterra tower expansion (and, subject to certain limitations, other enhancements to the Company’s properties) as well as transaction expenses associated with the Credit Facility.

PINNACLE ENTERTAINMENT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Borrowing under the Credit Facility is also subject to other conditions typical of construction loans, including conditions pertaining to construction of the Lake Charles project. Specifically, the Company must execute in favor of the lenders a mortgage with respect to the land lease for the Lake Charles project and satisfy certain other Lake Charles project related requirements prior to August 31, 2003. The Company anticipates meeting these conditions; however, there can be no assurances the Company will be able to do so.

Argentina Concession Agreement.    In July 2003, the Company signed its concession agreement with the Province of Neuquen. Such agreement extends the concession agreement through December 2021, provided the Company, among other things, constructs a new gaming and entertainment facility in the city of Neuquen by December 2006. The Company agreed to fund the investment using the cash owned by Casino Magic Argentina, as well as the net income generated in 2003 through 2006. In addition, the Company agreed the final five-year period of the fifteen-year extension is conditioned upon the investment of at least US$1,773,000 in a new hotel facility.

Tender Offer.    On September 8, 2003, the Company commenced a cash tender offer for all of the $125,000,000 outstanding principal amount of its 9.5% Senior Subordinated Notes due 2007 (the “Notes”). The price to be paid for validly tendered Notes will be equal to either: $1,023.75 per $1,000 principal amount of such Notes plus accrued interest, which price includes an early tender premium of $20.00 per $1,000 principal amount of Notes, payable for Notes tendered on or prior to the early tender date; or $1,003.75 per $1,000 principal amount of such Notes plus accrued interest, for Notes tendered after the early tender date and on or prior to the expiration date. The early tender date, as well as the withdrawal date (the date and time after which tenders of Notes may not be withdrawn), is 5:00 p.m., New York City time, on Friday, September 19, 2003. The expiration date for the tender offer is 12:00 p.m. midnight, New York City time, on Friday, October 3, 2003, unless extended or earlier terminated. The Company intends to fund the tender offer through a debt financing of approximately $135,000,000.

The Company’s obligation to accept Notes tendered and to pay the purchase price is subject to a number of conditions which are set forth in an offer to purchase, dated September 8, 2003, including the completion of the proposed debt financing.

Following completion of the proposed debt financing, the Company intends to exercise its right to redeem all Notes not tendered and purchased in the tender offer. The Notes are currently redeemable at $1,023.75 per $1,000 principal amount of such Notes, plus accrued interest to the redemption date.

Legal

Astoria Entertainment Litigation.    A hearing in state court on the Motion to Dismiss Astoria’s refiled state law claims is scheduled to be heard on October 24, 2003. While the Company cannot predict the outcome of this litigation, management intends to defend it vigorously.

Poulos Lawsuit.    On or about April 30, 2003, the plaintiffs filed their opening brief on appeal. Defendants’ answering brief is due September 18, 2003.

Casino Magic Biloxi Patron Incident.    The trial for the August 1, 2001 lawsuit has been continued. The trial is now set for February 9, 2004. No trial date has been set for the subsequent suit. While the Company cannot predict the outcome of these actions, the Company, together with its applicable insurers, intends to defend them vigorously.

Wage and Hour Dispute.    A Class action lawsuit was filed on March 11, 2003, in Los Angeles Superior Court, naming as defendants certain entities related to the Hollywood Park facility, including the Company. The lawsuit, filed by one plaintiff on behalf of himself and a purported class of non-exempt “Hollywood Park Casino

PINNACLE ENTERTAINMENT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Food and Beverage Department Employees,” alleges violations of wage and hour laws and tort claims to recover wages and punitive damages for work allegedly performed during meal periods without compensation. The class for this action has not yet been certified by the court and the Company is currently preparing to file its responsive pleading.

Actions by Greek Authorities.    On March 31, 2003, the Administrative Court of Appeals affirmed the Administrative Court of Thessaloniki’s decision. It is unknown whether the taxing authorities will appeal such ruling.

The hearing before the three-member Court of Misdemeanors of Thessaloniki was held on April 10, 2003. At the conclusion of the hearing, the court ruled in favor of Messrs. Torguson and Callaway and overturned their criminal convictions. At this time, it is unknown whether the government will appeal such ruling.

Shareholder Derivative Action.    On July 28, 2003, the Court approved an Agreement for Settlement of the derivative lawsuit which provides for, among other things (i) a payment to the Company by the D&O insurer for the Company and the individual defendants, (ii) payment of legal fees by the Company to counsel for the plaintiff, (iii) a payment by the Company to Mr. Kelsey and (iv) a separate agreement and Specific Mutual Release by and between the Company and R.D. Hubbard (the “Hubbard Settlement”). The Company anticipates the payment received from the D&O insurance carrier will offset the payments to the plaintiff, his counsel and related legal fees, as well as costs incurred by the Company. The Hubbard Settlement provides, among other things, that Mr. Hubbard will grant to the Company an Option to Purchase (the “Option”) all or a portion of his shares of the Company at any time during the two years following the settlement, with the option price set at $10 per share in Year One and $15 per share in Year Two. This Option belongs exclusively to the Company and is fully transferable and assignable by the Company. If the Company sells its Option, Mr. Hubbard will receive one-half of the net proceeds from such sale. In addition, Mr. Hubbard (i) granted the Company an assignable right of first refusal for three years following the settlement to purchase any stock he proposes to sell in excess of one hundred thousand shares during that three year period (either in a single transaction or a series of related transactions), (ii) under the terms of the settlement agreed not to sell more than a proscribed number of his shares in the Company each quarter without Company pre-approval for a period of three years, and (iii) agreed not to participate in a contest for control of the Company for the same three-year period. The Company will also pay or reimburse certain of Mr. Hubbard’s legal costs. Pursuant to the Hubbard Settlement, the Company understands that Mr. Hubbard is required to dispose of his Company shares by a specified date. That date remains confidential, and the Company does not have knowledge of it. The Agreement for Settlement and the Hubbard Settlement were each subject to any applicable regulatory approvals, which have now been obtained. The Company incurred and expensed litigation costs of $601,000 and $1,161,000 in the three and six-month periods ended June 30, 2003 in connection with this matter, and anticipates additional costs during the three months ended September 30, 2003. The Company anticipates that the payment by the D&O insurer to the Company will materially offset such expenses, including those anticipated during the three months ended September 30, 2003.

Alanis Suit.    The arbitration hearing is set to commence on January 12, 2004. The trial on the defamation claims has been set for March 22, 2004. The parties are currently in the discovery process for both matters.

New Hampshire Insurance Company Lawsuit.    The case was settled for a mutual dismissal of claims with prejudice and a waiver of costs. The court dismissed the action in its entirety on September 10, 2003.

PINNACLE ENTERTAINMENT, INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	For the three months ended June 30,		For the six months ended June 30,
	2003	2002	2003	2002
	(in thousands, except per share data, unaudited)
Revenues:
Gaming	$112,778	$105,064	$226,286	$210,835
Food and beverage	7,228	7,625	13,981	14,636
Truck stop and service station	5,429	5,191	10,076	8,802
Hotel and recreational vehicle park	3,840	3,791	6,961	6,941
Other income	4,309	4,406	8,372	8,368

	133,584	126,077	265,676	249,582

Expenses:
Gaming	67,159	61,257	132,327	122,794
Food and beverage	8,333	8,581	16,368	16,677
Truck stop and service station	4,963	4,771	9,288	8,093
Hotel and recreational vehicle park	2,236	2,314	4,300	4,515
Selling, general and administrative	27,097	26,093	54,403	52,691
Depreciation and amortization	11,835	11,301	23,314	22,463
Other	2,443	2,232	4,876	4,413
Derivative action and related Indiana settlement costs	601	0	1,161	0
Indiana regulatory and related costs	0	6,493	0	6,493

	124,667	123,042	246,037	238,139

Operating income	8,917	3,035	19,639	11,443
Interest income	(369)	(532)	(850)	(1,166)
Interest expense, net of capitalized interest	13,285	12,319	25,642	24,952

Loss before income taxes and cumulative effect of a change in accounting principle	(3,999)	(8,752)	(5,153)	(12,343)
Income tax benefit	(1,615)	(2,337)	(1,922)	(3,630)

Loss before cumulative effect of a change in accounting principle	(2,384)	(6,415)	(3,231)	(8,713)
Cumulative effect of a change in accounting principle, net of income tax benefit	0	0	0	56,704

Net loss	$(2,384)	$(6,415)	$(3,231)	$(65,417)

Loss per common share—basic and diluted
Loss before cumulative effect of a change in accounting principle	$(0.09)	$(0.25)	$(0.12)	$(0.34)
Cumulative effect of a change in accounting principle	0	0	0	(2.21)

Net loss per common share—basic and diluted	$(0.09)	$(0.25)	$(0.12)	$(2.55)

Number of shares—basic and diluted	25,934	25,804	25,934	25,625

See accompanying notes to the unaudited condensed consolidated financial statements.

PINNACLE ENTERTAINMENT, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

	June 30, 2003	December 31, 2002
	(in thousands, except share data, unaudited)
Assets
Current Assets:
Cash and cash equivalents	$98,983	$114,286
Restricted cash—Argentina	1,999	3,155
Receivables, net	8,435	9,857
Income tax receivable	6,064	6,364
Inventories	5,485	5,320
Prepaid expenses and other assets	19,790	16,314
Deferred income taxes	6,110	5,549
Assets held for sale	12,160	12,160

Total current assets	159,026	173,005
Restricted cash	153,671	30,100
Property, plant and equipment, net	587,062	586,083
Goodwill	19,558	19,558
Gaming licenses, net of amortization	22,166	21,944
Debt issuance costs, net of amortization	17,969	8,679
Other assets	1,019	1,069

	$960,471	$840,438

Liabilities and Stockholders’ Equity
Current Liabilities:
Accounts payable	$17,388	$15,615
Accrued interest	17,292	17,129
Accrued compensation	16,365	17,208
Other accrued liabilities	31,338	35,515
Current portion of notes payable	3,539	2,419

Total current liabilities	85,922	87,886
Notes payable, less current maturities	613,699	491,079
Deferred income taxes	14,538	12,987
Stockholders’ Equity:
Capital stock—
Preferred—$1.00 par value, authorized 250,000 shares; none issued and outstanding in 2003 and 2002	0	0
Common—$0.10 par value, authorized 80,000,000 shares; 25,934,261 shares issued and outstanding as of June 30, 2003 and December 31, 2002	2,615	2,615
Capital in excess of par value	224,270	224,195
Accumulated other comprehensive loss	(9,501)	(10,483)
Retained earnings	28,928	32,159

Total stockholders’ equity	246,312	248,486

	$960,471	$840,438

See accompanying notes to the unaudited condensed consolidated financial statements.

PINNACLE ENTERTAINMENT, INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the six months ended June 30,
	2003	2002
	(in thousands, unaudited)
Cash flows from operating activities:
Net loss	$(3,231)	$(65,417)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	23,314	22,463
Cumulative effect of a change in accounting principle	0	56,704
Other changes that provided (used) cash:
Receivables, net	1,422	(891)
Income tax receivable	300	4,200
Prepaid expenses and other assets	(3,641)	(5,854)
Accounts payable	1,773	(1,460)
Accrued interest	163	(65)
Accrued liabilities	(5,020)	7,374
All other, net	2,428	2,077

Net cash provided by operating activities	17,508	19,131

Cash flows from investing activities:
Restricted cash	(122,415)	(20,570)
Additions to property, plant and equipment	(25,006)	(23,452)
All other, net	87	1,000

Net cash used in investing activities	(147,334)	(43,022)

Cash flows from financing activities:
Proceeds from (payment of) notes payable, net	123,740	(2,161)
Increase in debt issuance costs	(9,290)	0
Common Stock options exercise	0	4,098

Net cash provided by financing activities	114,450	1,937

Effect of exchange rate changes on cash	73	(1,519)
Decrease in cash and cash equivalents	(15,303)	(23,473)
Cash and cash equivalents at beginning of period	114,286	153,187

Cash and cash equivalents at end of period	$98,983	$129,714

Supplemental Cash Flow Information
Cash paid during the six months for:
Interest	$23,754	$23,102
Income taxes paid (received), net	27	(3,521)
Non-cash currency translation rate adjustment	(982)	5,958

See accompanying notes to the unaudited condensed consolidated financial statements.

PINNACLE ENTERTAINMENT, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 1—Organization, Basis of Presentation and Summary of Significant Accounting Policies

General.    Pinnacle Entertainment, Inc. (the “Company” or “Pinnacle Entertainment”) owns and operates gaming entertainment facilities in several growing gaming markets. These include five properties in the United States, located in southeastern Indiana (“Belterra Casino Resort”); Reno, Nevada (“Boomtown Reno”); Bossier City and New Orleans, Louisiana (“Boomtown Bossier City” and “Boomtown New Orleans”, respectively); and Biloxi, Mississippi (“Casino Magic Biloxi”). In addition, the Company operates two casinos in Argentina (“Casino Magic Argentina”) and receives lease income from two card clubs and owns 97 acres of vacant land in southern California. The Company is also developing a hotel and casino resort in Lake Charles, Louisiana.

Basis of Presentation.    The accompanying interim condensed consolidated financial statements have been prepared by the Company’s management in accordance with generally accepted accounting principles in the United States of America (“GAAP”) and with the rules and regulations of the Securities and Exchange Commission (“SEC”). Certain information and footnote disclosures required for annual financial statements have been condensed or excluded pursuant to SEC rules and regulations. Accordingly, the interim condensed consolidated financial statements do not include all of the information and footnotes required by GAAP for complete financial statements. In the opinion of management, the interim condensed consolidated financial statements presented herein reflect all adjustments of a normal and recurring nature which are considered necessary for a fair presentation of the results for the interim periods presented and all inter company accounts and transactions have been eliminated. The results of operations for the interim periods are not necessarily indicative of the results that may be expected for the year ending December 31, 2003. These financial statements should be read in conjunction with the audited consolidated financial statements and the notes thereto included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2002.

Certain prior year amounts have been reclassified to conform to the current periods’ presentation, including the costs associated with the Company’s coin coupon offerings that were previously recorded as a casino expense. The Company has reclassified the amounts as a reduction of casino revenue. The amounts totaled $4,218,000 and $7,967,000 for the three and six months ended June 30, 2002, respectively.

Depreciation Expense.    Depreciation expense for the three months ended June 30, 2003 and 2002 was $11,742,000 and $11,219,000, respectively, and for the six months ended June 2003 and 2002 was $23,128,000 and $22,251,000, respectively.

Gaming Revenues and Promotional Allowances.    The estimated cost of providing promotional allowances (which is included in gaming expenses) for the three months ended June 30, 2003 and 2002 was $10,180,000 and $8,739,000, respectively, and for the six months ended June 30, 2003 and 2002 was $20,214,000 and $17,960,000, respectively.

Use of Estimates.    The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect (i) the reported amounts of assets and liabilities, (ii) the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and (iii) the reported amounts of revenues and expenses during the reporting period. Estimates used by the Company include, among other things, (i) the evaluation of the non-impairment of property, plant, equipment and other long-term assets, (ii) the evaluation of the future realization of deferred tax assets, (iii) the adequacy of reserves associated with asset sales and the Indiana regulatory settlement, and in determining litigation reserves and other obligations, and (iv) the valuation of funds held in Argentine banks. Actual results could differ from those estimates.

PINNACLE ENTERTAINMENT, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Restricted Cash—Long-Term.    Restricted cash at June 30, 2003 was $153,671,000, compared to $30,100,000 at December 31, 2002, which increase is primarily attributed to the funding of the $125,000,000 term loan portion of the Credit Facility in May 2003, net of certain debt issuance fees (see Note 5). As the term loan proceeds are designated for long-term capital projects (Lake Charles, Belterra and other capital improvements), such funds are classified as long-term restricted cash. Additional long-term restricted cash as of both dates includes the $22,500,000 refundable investment account established as a requirement by the Louisiana Gaming Control Board for the Lake Charles construction project, and which account will be released back to the Company once construction commences (see Note 4); a $5,000,000 escrow account with the Indiana Gaming Commission to ensure the completion of the Belterra Casino Resort’s 300-guestroom tower expansion (see Notes 4 and 6); and a $2,600,000 cash-collaterized letter of credit for a self-insured workers’ compensation insurance deposit, which deposit will be increased to $4,059,000 prior to September 30, 2003.

Debt Issuance Costs and Related Amortization.    Debt issuance costs, net of accumulated amortization, at June 30, 2003 was $17,969,000 compared to $8,679,000 at December 31, 2002. The increase is primarily attributed to the direct costs associated with the execution of the Credit Facility in May 2003 (see Note 5). Accumulated amortization as of June 30, 2003 and December 31, 2002 was $17,412,000 and $15,334,000, respectively. Debt issuance cost amortization included in interest expense for the three months ended June 30, 2003 and 2002 was $1,111,000 and $960,000, respectively, and for the six months ended June 30, 2003 and 2002 was $2,078,000 and $1,927,000, respectively.

Comprehensive Income.    Statement of Financial Accounting Standards (“SFAS”) No. 130 “Reporting Comprehensive Income” requires that a company disclose other comprehensive income (loss) and the components of such income (loss). The Company’s only such item was the foreign currency translation adjustments reported in the accompanying financial statements. Therefore, comprehensive loss was computed as follows:

	For the three months ended June 30,		For the six months ended June 30,
	2003	2002	2003	2002
	(in thousands)
Net loss	$(2,384)	$(6,415)	$(3,231)	$(65,417)
Foreign currency translation income (loss)	410	(815)	982	(5,958)

Comprehensive loss	$(1,974)	$(7,230)	$(2,249)	$(71,375)

Earnings per Share.    Diluted earnings per share assume exercise of in-the-money stock options (those options with exercise prices at or below the weighted average market price for the periods presented) outstanding at the beginning of the year or at the date of the issuance, unless the assumed exercises are antidilutive. For the three months ended June 30, 2003 and 2002, there were 10,000 and 472,000 potentially antidilutive in-the-money stock options, respectively, and for the six months ended June 30, 2003 and 2002, there were 10,000 and 168,000 such stock options, respectively. However, as the Company incurred a net loss for all such periods, the effect of all stock options outstanding (whether or not in-the-money) were not included in the diluted calculation.

Stock-Based Compensation.    The Company accounts for its stock-based compensation under Accounting Principles Board Opinion No. 25 “Accounting for Stock Issued to Employees” and follows the disclosure provisions of SFAS No. 148 “Accounting for Stock-Based Compensation—Transition and Disclosure—an Amendment of FASB Statement No. 123”. SFAS No. 148, among other things, requires disclosure in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the pro forma effect of the method used on reporting results.

PINNACLE ENTERTAINMENT, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In estimating the pro forma effect of stock-based compensation, the Company used an option-pricing model. Such model requires the use of highly subjective assumptions, including the expected life of the option, the expected volatility of the underlying stock, the expected dividend on the stock, and the risk-free interest rate for the expected term of the option.

In computing the pro forma stock-based compensation, the following assumptions were made:

	Risk-Free Interest Rate	Original Expected Life	Expected Volatility	Expected Dividends
Options granted in the following periods:
June 30, 2002	4.5%	5 years	51.8%	None
June 30, 2003	2.6%	5 years	55.0%	None

The following sets forth the pro forma financial results related to the Company’s employee stock-based compensation plans, with respect to the options’ estimated fair value, based on the Company’s stock price at the grant date:

	For the three months ended June 30,		For the six months ended June 30,
	2003	2002	2003	2002
	(in thousands, except per share data)
Loss before cumulative effect of a change in accounting principle and pro forma stock-based compensation expense	$(2,384)	$(6,415)	$(3,231)	$(8,713)
Pro forma stock-based compensation expense, net of taxes	455	376	981	724

Pro forma loss before cumulative effect of a change in accounting principle	(2,839)	(6,791)	(4,212)	(9,437)
Cumulative effect of a change in accounting principle	0	0	0	56,704

Pro forma loss	$(2,839)	$(6,791)	$(4,212)	$(66,141)

Pro forma loss per common share—basic and diluted:
Pro forma loss before cumulative effect of a change in accounting principle	$(0.11)	$(0.26)	$(0.16)	$(0.37)
Cumulative effect of a change in accounting principle	0.00	0.00	0.00	(2.21)

Pro forma loss per share—basic and diluted	$(0.11)	$(0.26)	$(0.16)	$(2.58)

Number of shares—basic and diluted	25,934	25,804	25,934	25,625

Recently Issued Accounting Pronouncements.    Statement of Financial Accounting Standards No. 149 (“SFAS No. 149”). In April 2003, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities.” SFAS No. 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments imbedded in other contracts and for hedging activities under SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities.” The statement is generally effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. The Company believes that the adoption of this statement will not have a material effect on the Company’s results of operations or financial condition for the year ending December 31, 2003.

PINNACLE ENTERTAINMENT, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Statement of Financial Accounting Standards No. 150 (“SFAS No. 150”).    In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.” SFAS No. 150 established standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. The statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The Company believes that the adoption of this statement will not have a material effect on the Company’s results of operations or financial condition for the year ending December 31, 2003.

Note 2—Goodwill and Intangible Assets

Goodwill.    Goodwill consists of the excess of the acquisition cost over the fair value of the net assets acquired in business combinations. Pursuant to the implementation of Statement of Financial Accounting Standards No. 142 (“SFAS No. 142”) on January 1, 2002, goodwill is no longer amortized. Instead, goodwill is subject to an annual assessment for impairment by applying a fair-value-based test, which analysis the Company completes during the third quarter of each year.

Gaming Licenses.    Boomtown Bossier City.    In connection with the acquisition of Casino Magic Corp. in 1998, a portion of the purchase price was allocated to the Bossier City gaming license, which license permits the Company to conduct the gaming operations of Boomtown Bossier City. Pursuant to the implementation of SFAS No. 142 on January 1, 2002 and based on the classification of the gaming license as a non-amortizing intangible asset, such asset is no longer amortized. Instead, the asset is subject to an annual assessment for impairment by applying a fair-value-based test, which analysis the Company completes during the third quarter of each year.

Casino Magic Argentina.    A portion of the acquisition price of Casino Magic Corp. in 1998 was also allocated to a concession agreement to operate two casinos in Argentina, which agreement was originally scheduled to expire in December 2006. In 2001, the Company signed an extension agreement to extend the concession contract through 2016. Pursuant to such agreement, the Company agreed, among other things, to invest in the development of new facilities and related amenities. The dollar-denominated cost of such investment was significantly reduced in 2002 as a result of the Argentine government’s conversion of all contracts into peso-denominated contracts in January 2002, which amount would equate to US$3,456,000 at June 30, 2003. The Company also negotiated an additional 5-year extension to December 2021, predicated on the Company investing at least US$1,773,000 (based on June 30, 2003 exchange rates) in the construction of a new hotel facility.

In January 2003, the Company reached an understanding with the Province of Neuquen, which understanding was formalized by a signed agreement in late July 2003 and modified the earlier extension agreement. The modified agreement continues the extension of the Company’s concession agreement through December 2016 and modifies the conditions of such extension. As modified, the investment requirements now stipulate that, among other things, the Argentine subsidiary build as much of the planned new facility as possible, utilizing the resources (cash and retained earnings through 2006) of the Argentine subsidiary. Also, the Company receives the additional five-year extension to 2021 if it invests five million pesos (or US$1,773,000 based on at June 30, 2003 exchange rates) in a three-star hotel facility with a minimum of 10 guest rooms.

Amortization expense of the license cost related to Casino Magic Argentina for the three months ended June 30, 2003 and 2002 was $93,000 and $82,000, respectively, and for the six months ended June 30, 2003 and 2002 was $186,000 and $212,000, respectively. The unamortized gaming license costs as of June 30, 2003 and December 31, 2002 were $2,301,000 and $2,079,000, respectively, and accumulated amortization was $1,443,000 and $1,257,000, respectively.

PINNACLE ENTERTAINMENT, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Summary.    The following summarizes the gaming licenses activities between December 31, 2002 and June 30, 2003:

	Balance as of December 31, 2002	Foreign Currency Adjustment	Amortization Expense	Balance as of June 30, 2003
	(in thousands)
Gaming Licenses:
Boomtown Bossier City non-amortizing gaming License	$19,865	$0	$0	$19,865
Casino Magic Argentina amortizing gaming license	2,079	408	(186)	2,301

Cumulative gaming licenses	$21,944	$408	$(186)	$22,166

Note 3—Assets Held For Sale

Assets held for sale consist of 97 acres of unimproved land adjacent to the Hollywood Park Race Track in Inglewood, California. In 2002, the Company entered into an agreement to sell 37 acres for $22,200,000 in cash, before income taxes, to a regional homebuilder. In June 2003, the homebuilder paid the Company a non-refundable cash deposit of $250,000 towards the purchase price. Also in 2002, the Company entered into an agreement to sell 60 acres for $36,000,000 in cash, before income taxes, to a national retail development company. The close of both escrows are scheduled for the second half of 2003, subject to the buyers obtaining the necessary entitlements to develop the land. In addition, both buyers have the right to extend the close of escrow under certain circumstances. While both transactions continue to proceed towards closing, there can be no assurance that such sales will be completed. The approximate book value of the 97 acres of real property as of June 30, 2003 and December 31, 2002 was $12,160,000.

Note 4—Expansion and Development

Lake Charles Project.    The Lake Charles, Louisiana project is the development of a destination resort and casino that will include approximately 700 guestrooms (including suites), approximately 28,000 square feet of meeting space, five restaurants serving regional cuisine, a championship golf course, an expansive outdoor pool area, retail shops and a full-service spa.

The dockside riverboat’s casino will be on one level, surrounded on three sides by the hotel and restaurant. The casino is expected to have approximately 1,500 slot machines and 60 table games.

In May 2003, the Company executed the Credit Facility, which, subject to satisfaction of certain conditions, provides the necessary financial resources to commence the project (see Note 5). Also in May 2003, the Company received the necessary Louisiana Gaming Control Board approval for the construction contracts submitted in March 2003. In July 2003, the Company commenced construction of the access road to the facility and anticipates construction activity at the site itself to begin in late August 2003 (once the U.S. Army Corp of Engineers approval has been received). The Company anticipates completing the project in early 2005. Issuance of the gaming license, which customarily occurs immediately prior to opening of a gaming property in Louisiana, is subject to continued compliance with certain conditions finalized with the Louisiana Gaming Control Board in November 2001. However, there are no assurances the Company will be successful in continuing to satisfy these conditions. In the event the Company does not continue to meet these conditions, the Louisiana Gaming Control Board may retract its selection of the Company for receipt of the fifteenth and final gaming license that can be issued under current law in Louisiana.

All costs incurred by the Company related to obtaining this license have been expensed as incurred.

PINNACLE ENTERTAINMENT, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Belterra.    In February 2003, the Company began construction of a $37,000,000 expansion project at the Belterra Casino Resort that will add 300 guestrooms, for a total of 608, and will also give the property approximately 33,000 square feet of meeting and conference space, a year-round swimming pool and other amenities. As of June 30, 2003, construction is approximately 15% complete and is proceeding on schedule for an expected opening in the spring of 2004. The Company does not anticipate significant construction disruption to its existing operations.

Note 5—Secured and Unsecured Notes Payable

Notes payable at June 30, 2003 and December 31, 2002 consisted of the following:

	June 30, 2003	December 31, 2002
	(in thousands)
Secured notes payable, Credit Facility	$125,000	$0
Unsecured 9.25% Notes	350,000	350,000
Unsecured 9.5% Notes	125,000	125,000
Hollywood Park-Casino debt obligation	15,819	16,866
Other secured notes payable	1,269	1,482
Other unsecured notes payable	150	150

	617,238	493,498
Less current maturities	3,539	2,419

	$613,699	$491,079

Secured Credit Facility.    In May 2003, the Company executed a $240,000,000 amended and restated bank credit facility, comprised of a $115,000,000 reducing revolver and a $125,000,000 term loan (the “Credit Facility”). The $125,000,000 term loan was borrowed upon execution of the Credit Facility, with the proceeds of such facility held in a completion reserve account pending satisfaction of the conditions described below. The Company has an option to increase the Credit Facility to $250,000,000 prior to May 16, 2004. The revolver matures in May 2007 and the term loan matures in May 2008. These maturity dates can be accelerated under certain circumstances. The Credit Facility will be used to finance the construction and opening of the Lake Charles casino resort, the 300-guestroom tower expansion at Belterra Casino Resort and general corporate purposes.

The Credit Facility has, among other things, restrictive financial covenants and capital spending limits, and is secured by substantially all the assets of the Company and its subsidiaries (other than the Argentine subsidiaries). The Company’s obligations under the Credit Facility are guaranteed by the Company’s significant subsidiaries. Interest on the Credit Facility is based on customary financial ratios and is subject to change. As of June 30, 2003, the term loan bore interest of 4.625% over LIBOR and the reducing revolver bore a facility fee for unborrowed amounts of 1.25%. The Company may also, at its option, borrow at the Prime Rate. The Credit Facility allows for interest rate swap agreements or other interest rate protection agreements. Presently, the Company does not use such financial instruments.

Availability under the Credit Facility is significantly limited until the Company deposits $40,000,000 of cash proceeds from asset sales or equity capital raising efforts into the completion reserve account by June 30, 2004. The Company expects the source of these cash proceeds to be the two pending sales of unimproved land adjacent to the Hollywood Park Race Track (aggregating $58,200,000—see Note 3). If such sales are not completed by June 30, 2004 (of which there can be no assurance), among other alternatives, the Company could

PINNACLE ENTERTAINMENT, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

sell some or all of its surplus land in Reno, St. Louis or elsewhere, although the Company cannot ensure that it will be able to do so on a timely basis or on favorable terms. In the event that such $40,000,000 in cash proceeds is not deposited by June 30, 2004, the unfunded revolving credit commitment would be cancelled and the Credit Facility would mature on September 30, 2004. Additionally, availability under the Credit Facility is significantly limited until the Company shall have demonstrated that it has, during the period following September 30, 2002, expended not less than $90,000,000 of its excess cash to finance the Lake Charles project and the Belterra tower expansion (and, subject to certain limitations, other enhancements to the Company’s properties) as well as transaction expenses associated with the Credit Facility.

Borrowing under the Credit Facility is also subject to other conditions typical of construction loans, including conditions pertaining to construction of the Lake Charles project. Specifically, the Company must execute in favor of the lenders a mortgage with respect to the land lease for the Lake Charles project and satisfy certain other Lake Charles project related requirements prior to August 31, 2003. The Company anticipates meeting these conditions; however, there can be no assurances the Company will be able to do so.

The Credit Facility amends and restates the Company’s previous bank credit facility, which facility had remained unused since February 1999.

Note 6—Commitments and Contingencies

Indiana Regulatory Settlement and Related Costs.    In 2002, the Company incurred estimated regulatory, legal and other settlement costs of $6,609,000 ($6,493,000 of which was incurred through June 30, 2002) in connection with an investigation by the Indiana Gaming Commission into events surrounding, and claims underlying, lawsuits filed by two former Belterra Casino Resort employees and events surrounding a golf tournament held in 2001. The lawsuits were settled during 2002.

In August 2002, the Company entered into a settlement agreement with the Indiana Gaming Commission. The Company agreed, among other things, to pay a fine of $2,260,000; suspend gaming operations at the Belterra Casino Resort for three days in October 2002; pay estimated wages, tips, taxes and community development fees that would have been paid had the operation not been closed during the three-day closure period; build a new 300 guest-room tower by July 2004; and establish a new compliance committee of the Company’s Board of Directors. Except for the guestroom tower, which is under construction, all elements of the settlement agreement have been completed.

The Company also placed $5,000,000 into an escrow account to ensure the completion of the new guestroom tower by July 2004, at which time the funds will be released back to the Company. In the event the Company does not complete the tower by July 29, 2004 (subject to extension for events beyond the Company’s control upon approval by the Indiana Gaming Commission), the $5,000,000 escrowed funds will be paid to the Indiana Gaming Commission.

Settlement costs incurred in 2002 included the fine, investigation costs, estimated severance with former officers and estimated legal and other related costs. The estimated costs may be subject to revision upon final disposition of these matters after June 30, 2003.

Employment Contracts.    During the six months ended June 30, 2003, the Company entered into a five-year employment agreement with its newly retained Chief Financial Officer and a four-year employment agreement with its Chief Operating Officer, as well as various other employment contracts that range in term from two to four years. These agreements, as well as the existing employment agreements with the Company’s Chief

PINNACLE ENTERTAINMENT, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Executive Officer, General Counsel and other key employees, in general grant the employee the right to receive his or her annual salary for up to the balance of the employment agreement, plus extension of certain benefits and the immediate vesting of stock options, if the employee terminates his or her employment for good reason or the Company terminates the employee without cause (both as defined in the respective agreements). Upon certain events (including the employee’s termination of his or her employment after a diminution of his or her responsibilities or after the Company’s failure to pay a minimum bonus, or the Company’s termination of the employee) (each a “Severance Trigger”) following a change in control (as defined in the various agreements), the employee is entitled to (i) a lump-sum payment equal to two times the largest annual salary and incentive compensation that was paid to the employee during the two years preceding the change in control (or in the case of the Chief Executive Officer, Chief Financial Officer and General Counsel, a lump sum payment equal to their annual salary through the end of the term, or if the balance of the contract is less than one year, for one year), (ii) the extension of certain benefits for at least one year after termination, and (iii) the immediate vesting of the employee’s stock options. In the case of the CEO, he may terminate his employment following a change of control and receive such payments, benefits and option vesting without the requirement that there be a subsequent Severance Trigger. The aggregate amount to be paid to this group of employees in the event of a change in control and subsequent severance trigger is approximately $13,576,000.

Construction Commitments.    As described in Note 4, the Company is in the early stages of developing and building projects in Louisiana and Indiana. The total costs of such projects are estimated to be $362,000,000, inclusive of capitalized interest and pre-opening costs. At June 30, 2003, the Company had expended approximately $17,461,000 of this amount and had entered into agreements related to design, development and construction for approximately $39,700,000 ($16,889,000 of which was expended through June 30, 2003). The Company has set aside $22,500,000 for the benefit of the Lake Charles project and deposited $5,000,000 into an escrow account for the benefit of the Belterra project, and classified such amounts as “Restricted Cash” on the Condensed Consolidated Balance Sheets at June 30, 2003 and December 31, 2002.

Legal Astoria Entertainment Litigation.    In November 1998, Astoria Entertainment, Inc. filed a complaint in the United States District Court for the Eastern District of Louisiana. Astoria, an unsuccessful applicant for a license to operate a riverboat casino in Louisiana, attempted to assert a claim under the Racketeer Influenced and Corrupt Organizations Act (“RICO”), seeking damages allegedly resulting from its failure to obtain a license. Astoria named several companies and individuals as defendants, including Hollywood Park, Inc. (the predecessor to Pinnacle Entertainment), Louisiana Gaming Enterprises, Inc. (“LGE”), a wholly-owned subsidiary of Pinnacle Entertainment, and an employee of Boomtown, Inc. The Company believed the RICO claim against it had no merit and, indeed, Astoria voluntarily dismissed its RICO claim against Hollywood Park, LGE, and the Boomtown employee.

On March 1, 2001, Astoria amended its complaint. Astoria’s amended complaint added new legal claims, and named Boomtown, Inc. and LGE as defendants. Astoria claims that the defendants (i) conspired to corrupt the process for awarding licenses to operate riverboat casinos in Louisiana, (ii) succeeded in corrupting the process, (iii) violated federal and Louisiana antitrust laws, and (iv) violated the Louisiana Unfair Trade Practices Act. The amended complaint asserts that Astoria would have obtained a license to operate a riverboat casino in Louisiana, but for these alleged improper acts. On August 21, 2001, the court dismissed Astoria’s federal claims with prejudice and its state claims without prejudice. On September 21, 2001, Astoria appealed those dismissals to the U.S. Court of Appeals for the Fifth Circuit. On October 3, 2001, Boomtown, Inc. and LGE filed a cross-appeal on the grounds that the state claims should have been dismissed with prejudice. Astoria subsequently voluntarily dismissed its appeal. While the cross-appeal by Boomtown, Inc. and LGE was pending, in May 2002, Astoria refiled its state claims in the Civil District Court for the Parish of Orleans, Louisiana. Boomtown, Inc. and LGE subsequently filed a Motion to Dismiss the refiled state law claims. On January 7, 2003, the Fifth

PINNACLE ENTERTAINMENT, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Circuit Court of Appeals affirmed the lower court’s decision that Astoria’s state law claims were dismissed without prejudice. A hearing on the Motion to Dismiss Astoria’s refiled state law claims is scheduled to be heard on September 4, 2003 before the Civil District Court for the Parish of Orleans, Louisiana. While the Company cannot predict the outcome of this litigation, management intends to defend it vigorously.

Poulos Lawsuit.    A class action lawsuit was filed on April 26, 1994, in the United States District Court, Middle District of Florida (the “Poulos Lawsuit”), naming as defendants 41 manufacturers, distributors and casino operators of video poker and electronic slot machines, including Casino Magic. The lawsuit alleges that the defendants have engaged in a course of fraudulent and misleading conduct intended to induce people to play such games based on false beliefs concerning the operation of the gaming machines and the extent to which there is an opportunity to win. The suit alleges violations of RICO, as well as claims of common law fraud, unjust enrichment and negligent misrepresentation, and seeks damages in excess of $6 billion. On May 10, 1994, a second class action lawsuit was filed in the United States District Court, Middle District of Florida (the “Ahern Lawsuit”), naming as defendants the same defendants who were named in the Poulos Lawsuit and adding as defendants the owners of certain casino operations in Puerto Rico and the Bahamas, who were not named as defendants in the Poulos Lawsuit. The claims in the Ahern Lawsuit are identical to the claims in the Poulos Lawsuit. Because of the similarity of parties and claims, the Poulos Lawsuit and Ahern Lawsuit were consolidated into one case file (the “Poulos/Ahern Lawsuit”) in the United States District Court, Middle District of Florida. On December 9, 1994 a motion by the defendants for change of venue was granted, transferring the case to the United States District Court for the District of Nevada, in Las Vegas. In an order dated April 17, 1996, the court granted motions to dismiss filed by Casino Magic and other defendants and dismissed the complaint without prejudice. The plaintiffs then filed an amended complaint on May 31, 1996 seeking damages against Casino Magic and other defendants in excess of $1 billion and punitive damages for violations of RICO and for state common law claims for fraud, unjust enrichment and negligent misrepresentation.

At a December 13, 1996 status conference, the Poulos/Ahern Lawsuit was consolidated with two other class action lawsuits (one on behalf of a smaller, more defined class of plaintiffs and one against additional defendants) involving allegations substantially identical to those in the Poulos/Ahern Lawsuit (collectively, the “Consolidated Lawsuits”) and all pending motions in the Consolidated Lawsuits were deemed withdrawn without prejudice. The plaintiffs in the Consolidated Lawsuits filed a consolidated amended complaint on February 14, 1997, which the defendants moved to dismiss. On December 19, 1997, the court granted the defendants’ motion to dismiss certain allegations in the RICO claim, but denied the motion as to the remainder of such claim; granted the defendants’ motion to strike certain parts of the consolidated amended complaint; denied the defendants’ remaining motions to dismiss and to stay or abstain; and permitted the plaintiffs to substitute one of the class representatives. On January 9, 1998, the plaintiffs filed a second consolidated amended complaint containing claims nearly identical to those in the previously dismissed complaints. The defendants answered, denying the substantive allegations of the second consolidated amended complaint. On June 21, 2002, the court denied plaintiffs’ motion for class certification. On July 11, 2002, the plaintiffs’ filed a petition for permission to appeal the court’s denial of the plaintiffs’ motion for class certification. On August 15, 2002, the United States Court of Appeals for the Ninth Circuit granted plaintiffs’ petition. On August 23, 2002, the plaintiffs filed their notice of appeal with the U.S. District Court for the District of Nevada. On or about April 30, 2003, the plaintiffs filed their opening brief on appeal. Defendants’ answering brief was filed on July 31, 2003.

The claims are not covered under the Company’s insurance policies. While the Company cannot predict the outcome of this action, management intends to defend it vigorously.

Casino Magic Biloxi Patron Incident.    On January 13, 2001, three Casino Magic Biloxi patrons sustained injuries as a result of an assault by another Casino Magic Biloxi patron, who then killed himself. Several other

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NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

patrons sustained injuries while attempting to exit the casino. On August 1, 2001, two of the casino patrons injured during the January 13, 2001 incident filed a complaint in the Circuit Court of Harrison County, Mississippi, Second Judicial District. The complaint alleges that Biloxi Casino Corp. failed to exercise reasonable care to keep its patrons safe from foreseeable criminal acts of third persons and seeks unspecified compensatory and punitive damages. The plaintiffs filed an amended complaint on August 17, 2001. The amended complaint added an allegation that Biloxi Casino Corp. violated a Mississippi statute by serving alcoholic beverages to the perpetrator who was allegedly visibly intoxicated and that Biloxi Casino Corp.’s violation of the statute was the proximate cause of or contributing cause to plaintiffs’ injuries. On March 20, 2002, the third injured victim filed a complaint in the Circuit Court of Harrison County, Mississippi, Second Judicial District. The allegations in the complaint are substantially similar to those contained in the August 1, 2001 lawsuit. The trial for the August 1, 2001 lawsuit has been continued. The trial is now set for February 9, 2004. No trial date has been set for the subsequent suit. While the Company cannot predict the outcome of these actions, the Company, together with its applicable insurers, intends to defend them vigorously.

Actions by Greek Authorities.    In 1995, a subsidiary of Casino Magic Corp., Casino Magic Europe B.V. (“CME”), performed management services for Porto Carras Casino, S.A. (“PCC”), a joint venture in which CME had a minority interest. Effective December 31, 1995, CME, with the approval of PCC, assigned its interests and obligations under the PCC management agreement to a Greek subsidiary, Casino Magic Hellas S.A. (“Hellas”). Hellas issued invoices to PCC for management fees that accrued during 1995, but had not been billed by CME.

In September 1996, local Greek tax authorities in Thessaloniki assessed a penalty of approximately $3.5 million against Hellas, and an equal amount against PCC, arising out of the presentation and payment of the invoices. The Thessaloniki tax authorities asserted that the Hellas invoices were fictitious, representing an effort to reduce the taxable income of PCC.

PCC and Hellas each appealed their respective assessments. The assessment of the fine against PCC was overturned by the Administrative Court of Thessaloniki on December 11, 2000. The court determined that the actions taken by Hellas and PCC were not fictitious but constituted a legitimate business transaction and accordingly overturned the assessment of the fine. Hellas’s appeal was dismissed for technical procedural failures and has not been reinstated; presumably, however, the rationale of the court in the PCC fine matter would apply equally to the Hellas fine matter.

During the first quarter of 2001, the Greek taxing authorities appealed the December 11, 2000 decision by the Administrative Court of Thessaloniki overturning the assessment of the fine against PCC. On March 31, 2003, the Administrative Court of Appeals affirmed the Administrative Court of Thessaloniki’s decision. It is unknown whether the taxing authorities will appeal such ruling.

Under Greek law, shareholders are not liable for the liabilities of a Greek company in which they hold shares, even if the entity is later liquidated or dissolved, and assessments such as the PCC and Hellas fines generally are treated as liabilities of the company. Additionally, all of PCC’s stock was sold to an unrelated company in December of 1996, and the buyer assumed all of PCC’s liabilities. Therefore, management does not expect that this matter will have a materially adverse effect on the financial condition or results of operations of the Company.

In June 2000, Greek authorities issued a warrant to appear at a September 29, 2000 criminal proceeding to Marlin Torguson (a member of the Company’s board of directors and Chairman of the Board of CME in 1995) and Robert Callaway (former Associate General Counsel for the Company and, prior to its acquisition by the Company, CME’s General Counsel). They were charged under Greek law, and convicted inabsentia, as being

PINNACLE ENTERTAINMENT, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

culpable criminally for corporate misconduct based solely on their status as alleged executive board members of PCC. The Company is advised that they are not, and have never been, managing (active) executive directors of PCC. Accordingly, the Company believes that they were improperly named in the proceedings. The defendants have a right of appeal for a de novo trial under Greek law.

On March 30, 2001, appeals on behalf of Messrs. Torguson and Callaway were filed. The hearing before the three-member Court of Misdemeanors of Thessaloniki was held on April 10, 2003. At the conclusion of the hearing, the court ruled in favor of Messrs. Torguson and Callaway and overturned their criminal convictions. At this time, it is unknown whether the government will appeal such ruling.

Shareholder Derivative Action.    On December 13, 2002, William T. Kelsey, an individual shareholder of the Company, filed a derivative lawsuit purportedly on behalf of the Company against the Company’s former Chairman R.D. Hubbard, former CEO Paul R. Alanis, Chairman and CEO Daniel R. Lee, various other current and former directors of the Company, and against the Company itself as a nominal defendant. The lawsuit, brought in California Superior Court in Los Angeles County, alleges, among other things, breaches of fiduciary duty, negligence, mismanagement and violations of the RICO Act by the defendants in connection with the events surrounding a golf tournament held at the Company’s Belterra Casino Resort in June 2001. The complaint alleged that the Company is entitled to recover unspecified damages in excess of $10 million, plus exemplary, punitive and treble damages and the plaintiff’s fees and costs. The Company empowered a Special Committee of two independent directors to perform an investigation and determine whether pursuit of this derivative lawsuit was in the best interests of the Company and its shareholders.

On July 28, 2003, the Court approved an Agreement for Settlement which provides for, among other things (i) a payment to the Company by its insurer, (ii) payment of legal fees by the Company to counsel for the plaintiff, (iii) a payment by the Company to Mr. Kelsey and (iv) a Separate Agreement and Specific Mutual Release by and between the Company and R.D. Hubbard (the “Hubbard Settlement”). The Company anticipates the payment from the Company’s insurer will offset the payment to the plaintiff and related legal fees, as well as those costs incurred by the Company. The Hubbard Settlement provides for, among other things, that Mr. Hubbard will contribute an Option to Purchase all or a portion of his shares of the Company within a two-year timeframe, with the option price set at $10 per share in Year One and $15 per share in Year Two. This Option belongs to the Company and is fully transferable. If the Company sells its option, Mr. Hubbard will receive one-half of the net proceeds from such sale. In addition, Mr. Hubbard shall contribute (i) an assignable right of first refusal in favor of Pinnacle to purchase his stock exercisable over the course of three years, (ii) a limitation on the sales of his stock for each quarter without Company pre-approval for a period of three years, and (iii) an agreement not to participate in a contest for control of the Company for the same three-year period. Pinnacle will also pay or reimburse certain of Mr. Hubbard’s legal costs. The Agreement for Settlement and the Hubbard Settlement are each subject to any applicable regulatory approvals. The Company incurred and expensed litigation costs of $601,000 and $1,161,000 in the three and six-month periods ended June 30, 2003 in connection with this matter, and anticipates additional costs during the three months ended September 30, 2003. Pinnacle anticipates the payment to the Company by the insurer will materially offset such expenses, including those anticipated during the three months ended September 30, 2003.

Alanis Suit.    On or about December 3, 2002, Paul Alanis filed a lawsuit against the Company, R.D. Hubbard and Daniel R. Lee, claiming, among other things, wrongful termination and defamation. He seeks unspecified compensatory and punitive damages. On February 11, 2003, the court granted the Company’s motion to send the matter to arbitration, with the exception of the defamation claims against Mr. Lee, and stayed the entire action pending such arbitration. The arbitration hearing is set to commence on January 12, 2004. The trial on the defamation claims has been set for March 22, 2004. While the outcome of this action cannot be predicted, the Company and Mr. Lee intend to defend it vigorously.

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NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

New Hampshire Insurance Company Lawsuit.    On July 31, 2000, a collision occurred between the M/V Miss Belterra and the M/V Elizabeth Ann riverboats. On or about August 15, 2002, New Hampshire Insurance Company filed suit against the Company in the U.S. District Court, District of California alleging, among other things, that New Hampshire Insurance Company overpaid the Company in excess of $2 million dollars, on the Company’s business interruption claim arising out of the collision. The plaintiff is seeking restitution of the sums that it has allegedly overpaid the Company, a judicial declaration of the amount, if any, that it has overpaid the Company, a judicial declaration of the rights and duties of the parties and costs of suit. On October 4, 2002, the Company filed an answer, counterclaim and request for jury trial setting claim, among other things, that the plaintiff’s payments to the Company fall short of its obligation by at least $1.75 million, that plaintiff breached its insurance contract, that plaintiff has acted in bad faith and seeking a judicial determination of the respective rights and duties of the parties. The Company has also requested attorneys’ fees, costs of suit and interest. While the Company cannot predict the outcome of this action, it intends to defend it vigorously and pursue its counterclaims.

Other.    The Company is party to a number of other pending legal proceedings, though management does not expect that the outcome of such proceedings, either individually or in the aggregate, will have a material effect on the Company’s financial results.

Note 7—Consolidating Condensed Financial Information

The Company’s subsidiaries (excluding Casino Magic Argentina and certain non-material subsidiaries) have fully and unconditionally guaranteed the payment of all obligations under the 9.25% Notes and the 9.5% Notes. Separate financial statements and other disclosures regarding the subsidiary guarantors are not included herein because management has determined that such information is not material to investors. In lieu thereof, the Company includes the following:

Consolidating Condensed Financial Information

For the three and six months ended June 30, 2003 and 2002 and Balance Sheets as of June 30, 2003 and December 31, 2002

	Pinnacle Entertainment, Inc.	(a) Wholly Owned Guarantor Subsidiaries	(b) Wholly Owned Non- Guarantor Subsidiaries	Consolidating and Eliminating Entries	Pinnacle Entertainment, Inc. Consolidated
	(in thousands)
Balance Sheet
As of June 30, 2003
Current assets	$79,226	$74,009	$5,791	$0	$159,026
Property, plant and equipment, net	19,117	566,633	1,312	0	587,062
Other non-current assets	171,640	29,592	2,300	10,851	214,383
Investment in subsidiaries	533,656	1,485	0	(535,141)	0
Inter-company	177,476	66,734	0	(244,210)	0

	$981,115	$738,453	$9,403	$(768,500)	$960,471

Current liabilities	$34,647	$49,170	$2,105	$0	$85,922
Notes payable, long term	612,491	1,208	0	0	613,699
Other non-current liabilities	26,744	0	0	(12,206)	14,538
Inter-company	60,921	177,476	5,813	(244,210)	0
Equity	246,312	510,599	1,485	(512,084)	246,312

	$981,115	$738,453	$9,403	$(768,500)	$960,471

PINNACLE ENTERTAINMENT, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Consolidating Condensed Financial Information

For the three and six months ended June 30, 2003 and 2002 and Balance Sheets as of June 30, 2003 and December 31, 2002

	Pinnacle Entertainment, Inc.	(a) Wholly Owned Guarantor Subsidiaries	(b) Wholly Owned Non- Guarantor Subsidiaries	Consolidating and Eliminating Entries	Pinnacle Entertainment, Inc. Consolidated
	(in thousands)
Statement of Operations
For the three months ended June 30, 2003
Revenues:
Gaming	$0	$109,966	$2,812	$0	$112,778
Food and beverage	0	7,043	185	0	7,228
Equity in subsidiaries	9,607	1,203	0	(10,810)	0
Other	1,500	12,056	22	0	13,578

	11,107	130,268	3,019	(10,810)	133,584

Expenses:
Gaming	0	66,380	779	0	67,159
Food and beverage	0	8,141	192	0	8,333
Administrative and other	5,037	31,360	943	0	37,340
Depreciation and amortization	618	11,014	203	0	11,835

	5,655	116,895	2,117	0	124,667

Operating income	5,452	13,373	902	(10,810)	8,917
Interest expense (income), net	13,245	(328)	(1)	0	12,916

(Loss) income before inter-company activity and taxes	(7,793)	13,701	903	(10,810)	(3,999)
Management fee & inter-company interest expense (income)	(4,094)	4,094	0	0	0
Income tax (benefit) expense	(1,315)	0	(300)	0	(1,615)

Net (loss) income	$(2,384)	$9,607	$1,203	$(10,810)	$(2,384)

For the six months ended June 30, 2003
Revenues:
Gaming	$0	$221,240	$5,046	$0	$226,286
Food and beverage	0	13,632	349	0	13,981
Equity in subsidiaries	19,783	1,430	0	(21,213)	0
Other	3,000	22,377	32	0	25,409

	22,783	258,679	5,427	(21,213)	265,676

Expenses:
Gaming	0	130,938	1,389	0	132,327
Food and beverage	0	16,022	346	0	16,368
Administrative and other	9,561	62,494	1,973	0	74,028
Depreciation and amortization	1,213	21,747	354	0	23,314

	10,774	231,201	4,062	0	246,037

Operating income (loss)	12,009	27,478	1,365	(21,213)	19,639
Interest expense (income), net	25,303	(509)	(2)	0	24,792

Income (loss) before inter-company activity and income taxes	(13,294)	27,987	1,367	(21,213)	(5,153)
Management fee & inter-company interest expense (income)	(8,204)	8,204	0	0	0
Income tax (benefit) expense	(1,859)	0	(63)	0	(1,922)

Net (loss) income	$(3,231)	$19,783	$1,430	$(21,213)	$(3,231)

PINNACLE ENTERTAINMENT, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Consolidating Condensed Financial Information

For the three and six months ended June 30, 2003 and 2002 and Balance Sheets as of June 30, 2003 and December 31, 2002

	Pinnacle Entertainment, Inc.	(a) Wholly Owned Guarantor Subsidiaries	(b) Wholly Owned Non- Guarantor Subsidiaries	Consolidating and Eliminating Entries	Pinnacle Entertainment, Inc. Consolidated
	(in thousands)
Statement of Operations (continued)
For the three months ended June 30, 2002
Revenues:
Gaming	$0	$103,616	$1,448	$0	$105,064
Food and beverage	0	7,511	114	0	7,625
Equity in subsidiaries	18,689	789	0	(19,478)	0
Other	1,500	11,877	11	0	13,388

	20,189	123,793	1,573	(19,478)	126,077

Expenses:
Gaming	0	60,835	422	0	61,257
Food and beverage	0	8,461	120	0	8,581
Administrative and other	10,346	31,378	179	0	41,903
Depreciation and amortization	536	10,654	111	0	11,301

	10,882	111,328	832	0	123,042

Operating income (loss)	9,307	12,465	741	(19,478)	3,035
Interest expense (income), net	12,076	(287)	(2)	0	11,787

Income (loss) before inter-company activity and income taxes	(2,769)	12,752	743	(19,478)	(8,752)
Management fee & inter-company interest expense (income)	(4,771)	4,771	0	0	0
Income tax (benefit) expense	(2,291)	0	(46)	0	(2,337)

Net income (loss)	$4,293	$7,981	$789	$(19,478)	$(6,415)

For the six months ended June 30, 2002
Revenues:
Gaming	$0	$207,504	$3,331	$0	$210,835
Food and beverage	0	14,369	267	0	14,636
Equity in subsidiaries	2,626	1,211	0	(3,837)	0
Other	3,000	21,086	25	0	24,111

	5,626	244,170	3,623	(3,837)	249,582

Expenses:
Gaming	0	121,790	1,004	0	122,794
Food and beverage	0	16,418	259	0	16,677
Administrative and other	14,885	61,190	130	0	76,205
Depreciation and amortization	1,140	21,036	287	0	22,463

	16,025	220,434	1,680	0	238,139

Operating income (loss)	(10,399)	23,736	1,943	(3,837)	11,443
Interest expense (income), net	24,070	(277)	(7)	0	23,786

Income (loss) before taxes	(34,469)	24,013	1,950	(3,837)	(12,343)
Management fee & inter-company interest expense (income)	(9,614)	9,614	0	0	0
Income tax expense (benefit)	(4,369)	0	739	0	(3,630)

Income (loss) before change in accounting principle	(20,486)	14,399	1,211	(3,837)	(8,713)
Cumulative effect of change in accounting principle	44,931	11,773	0	0	56,704

Net income (loss)	$(65,417)	$2,626	$1,211	$(3,837)	$(65,417)

PINNACLE ENTERTAINMENT, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Consolidating Condensed Financial Information

For the three and six months ended June 30, 2003 and 2002 and Balance Sheets as of June 30, 2003 and December 31, 2002

	Pinnacle Entertainment, Inc.	(a) Wholly Owned Guarantor Subsidiaries	(b) Wholly Owned Non- Guarantor Subsidiaries	Consolidating and Eliminating Entries	Pinnacle Entertainment, Inc. Consolidated
	(in thousands)
Statement of Cash Flow
For the six months ended June 30, 2003
Net cash provided by (used in) operating activities	$(14,420)	$29,987	$1,941	$0	$17,508
Net cash provided by (used in) investing activities	(124,475)	(23,318)	459	0	(147,334)
Net cash provided by (used in) financing activities	114,664	(214)	0	0	114,450
Effect of exchange rate changes	0	0	73	0	73
For the six months ended June 30, 2002
Net cash provided by (used in) operating activities	$2,994	$17,930	$(1,793)	$0	$19,131
Net cash provided by (used in) investing activities	(24,160)	(21,722)	2,860	0	(43,022)
Net cash provided by (used in) financing activities	2,390	(453)	0	0	1,937
Effect of exchange rate changes	0	0	(1,519)	0	(1,519)

Balance Sheet
As of December 31, 2002
Current assets	$101,865	$67,116	$4,024	$0	$173,005
Property, plant and equipment, net	22,850	562,233	1,000	0	586,083
Other non-current assets	38,779	29,642	2,078	10,851	81,350
Investment in subsidiaries	512,877	(927)	0	(511,950)	0
Inter-company	171,028	52,159	0	(223,187)	0

	$847,399	$710,223	$7,102	$(724,286)	$840,438

Current liabilities	$37,652	$48,142	$2,092	$0	$87,886
Notes payable, long term	489,846	1,233	0	0	491,079
Other non-current liabilities	25,193	0	0	(12,206)	12,987
Inter-company	46,222	171,028	5,937	(223,187)	0
Equity	248,486	489,820	(927)	(488,893)	248,486

	$847,399	$710,223	$7,102	$(724,286)	$840,438

(a)	The following subsidiaries are treated as guarantors of both the 9.5% Notes and 9.25% Notes: Belterra Resort Indiana LLC, Boomtown, Inc., Boomtown Hotel & Casino, Inc., Louisiana—I Gaming, Louisiana Gaming Enterprises, Inc., Casino Magic Corp., Biloxi Casino Corp., PNK (Bossier City), Inc., Casino One Corporation, HP/Compton, Inc. and Crystal Park Hotel and Casino Development Company, LLC.
(b)	The Company’s only material non-guarantor of both the 9.5% Notes and the 9.25% Notes is Casino Magic Neuquen S.A. and its subsidiary Casino Magic Support Services.

PINNACLE ENTERTAINMENT, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 8—Segment Information

The following table reconciles the Company’s segment activity to its consolidated results of operations for the three and six months ended June 30, 2003 and 2002 and financial position as of June 30, 2003 and December 31, 2002.

	For the three months ended June 30,		For the six months ended June 30,
	2003	2002	2003	2002
	(in thousands)
Boomtown New Orleans
Revenues	$26,523	$24,996	$53,381	$50,787
Expenses, excluding depreciation and amortization	19,204	18,117	38,610	36,911
Depreciation and amortization	1,687	1,657	3,316	3,210

Net operating income—Boomtown New Orleans	$5,632	$5,222	$11,455	$10,666

Belterra Casino Resort
Revenues	$33,641	$30,166	$64,721	$57,746
Expenses, excluding depreciation and amortization	28,765	26,012	55,061	51,209
Depreciation and amortization	3,406	3,308	6,747	6,550

Net operating income (loss)—Belterra Casino Resort	$1,470	$846	$2,913	$(13)

Boomtown Bossier City
Revenues	$26,478	$22,483	$55,225	$48,737
Expenses, excluding depreciation and amortization	22,857	21,228	46,546	43,028
Depreciation and amortization	2,227	1,975	4,180	3,902

Net operating income (loss)—Boomtown Bossier City	$1,394	$(720)	$4,499	$1,807

Casino Magic Biloxi
Revenues	$20,467	$21,531	$42,419	$43,427
Expenses, excluding depreciation and amortization	17,245	16,644	34,550	33,339
Depreciation and amortization	1,910	1,895	3,844	3,755

Net operating income—Casino Magic Biloxi	$1,312	$2,992	$4,025	$6,333

Boomtown Reno
Revenues	$21,896	$23,768	$41,383	$42,142
Expenses, excluding depreciation and amortization	17,840	18,166	34,654	34,170
Depreciation and amortization	1,764	1,819	3,540	3,619

Net operating income—Boomtown Reno	$2,292	$3,783	$3,189	$4,353

Casino Magic Argentina
Revenues	$3,019	$1,573	$5,427	$3,623
Expenses, excluding depreciation and amortization	1,914	1,401	3,708	3,223
Depreciation and amortization	203	111	354	287

Net operating income—Casino Magic Argentina	$902	$61	$1,365	$113

Card Clubs
Revenues	$1,560	$1,560	$3,120	$3,120
Expenses, excluding depreciation and amortization	(30)	87	33	174
Depreciation and amortization	593	509	1,270	1,085

Net operating income—Card Clubs	$997	$964	$1,817	$1,861

PINNACLE ENTERTAINMENT, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	For the three months ended June 30,		For the six months ended June 30,
	2003	2002	2003	2002
	(in thousands)
Total Reportable Segments
Revenues	$133,584	$126,077	$265,676	$249,582
Expenses, excluding depreciation and amortization	107,795	101,655	213,162	202,054
Depreciation and amortization	11,790	11,274	23,251	22,408

Net operating income—Total Reportable Segments	$13,999	$13,148	$29,263	$25,120

Reconciliation to Consolidated Net Loss
Total net operating income for reportable segments	$13,999	$13,148	$29,263	$25,120
Unallocated income and expense:
Corporate	5,082	10,113	9,624	13,677
Interest income	(369)	(532)	(850)	(1,166)
Interest expense, net of capitalized interest	13,285	12,319	25,642	24,952

Loss before income taxes and cumulative effect of a change in accounting principle	(3,999)	(8,752)	(5,153)	(12,343)
Income tax benefit	(1,615)	(2,337)	(1,922)	(3,630)

Loss before cumulative effect of a change in accounting principle	(2,384)	(6,415)	(3,231)	(8,713)
Cumulative effect of a change in accounting principle, net of taxes	0	0	0	56,704

Net loss	$(2,384)	$(6,415)	$(3,231)	$(65,417)

EBITDA(a)
Boomtown New Orleans	$7,319	$6,879	$14,771	$13,876
Belterra Casino Resort	4,876	4,154	9,660	6,537
Boomtown Bossier City	3,621	1,255	8,679	5,709
Casino Magic Biloxi	3,222	4,887	7,869	10,088
Boomtown Reno	4,056	5,602	6,729	7,972
Casino Magic Argentina	1,105	172	1,719	400
Card Clubs	1,590	1,473	3,087	2,946
Corporate	(5,037)	(10,086)	(9,561)	(13,622)

	$20,752	$14,336	$42,953	$33,906

(a)

The Company defines EBITDA as earnings before net interest expense, provision for income taxes, depreciation, amortization and cumulative effect of a change in accounting principle. EBITDA is presented solely as a supplemental disclosure as management believes it to be a relevant and useful measure to compare operating results among its properties. Additionally, management believes some investors, as well as the Company’s lenders, consider EBITDA to be a useful measure in determining a company’s ability to service or incur indebtedness and for estimating a company’s underlying cash flow from operations before capital costs, taxes and capital expenditures. However, EBITDA is not a measure of financial performance under the promulgations of the accounting industry known as “generally accepted accounting principles”, or “GAAP.” EBITDA should not be considered in isolation from, or as a substitute for, net income (loss), operating income (loss) or cash flow from operations determined in accordance with GAAP. Finally, EBITDA is not calculated in the same manner by all companies and accordingly, may not be an appropriate measure for

PINNACLE ENTERTAINMENT, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

comparing performance amongst different companies. EBITDA and the following reconciliation are presented pursuant to SFAS No. 131. The following table is a reconciliation of net loss to EBITDA:

	For the three months ended June 30,		For the six months ended June 30,
	2003	2002	2003	2002
	(in thousands)
Net loss	$(2,384)	$(6,415)	$(3,231)	$(65,417)
Cumulative effect of a change in accounting principle	0	0	0	56,704

Loss before cumulative effect of a change in accounting principle	(2,384)	(6,415)	(3,231)	(8,713)
Income tax benefit	(1,615)	(2,337)	(1,922)	(3,630)

Loss before cumulative effect of a change in accounting principle and income taxes	(3,999)	(8,752)	(5,153)	(12,343)
Interest expense, net of capitalized interest and interest income	12,916	11,787	24,792	23,786

Operating income	8,917	3,035	19,639	11,443
Depreciation and amortization	11,835	11,301	23,314	22,463

EBITDA	$20,752	$14,336	$42,953	$33,906

	June 30, 2003	December 31, 2002
	(in thousands)
Total Assets
Boomtown New Orleans	$82,764	$82,010
Belterra Casino Resort	222,882	221,979
Boomtown Bossier City	132,664	133,822
Casino Magic Biloxi	104,542	103,814
Boomtown Reno	95,876	90,159
Casino Magic Argentina	9,403	7,102
Card Clubs	5,918	6,100
Corporate	306,422	195,452

Total Reportable Segments and Corporate	$960,471	$840,438

PROSPECTUS

PINNACLE ENTERTAINMENT, INC.

$500,000,000

DEBT SECURITIES

PREFERRED STOCK

DEPOSITARY SHARES

COMMON STOCK

WARRANTS TO PURCHASE COMMON STOCK

We may offer and sell, from time to time, in one or more classes or series and in amounts, at prices and on terms that we will determine at the time of offering, with an aggregate initial offering price not exceeding $500,000,000:

•	debt securities, which may consist of debentures, notes or other types of debt;

•	shares of preferred stock;

•	shares of preferred stock represented by depositary shares;

•	shares of common stock; and

•	warrants to purchase common stock.

We will provide the specific terms of these securities in supplements to this prospectus. This prospectus may not be used to sell securities unless accompanied by a prospectus supplement. WE URGE YOU TO READ CAREFULLY THIS PROSPECTUS AND THE ACCOMPANYING PROSPECTUS SUPPLEMENT, WHICH WILL DESCRIBE THE SPECIFIC TERMS OF THE SECURITIES OFFERED, BEFORE YOU MAKE YOUR INVESTMENT DECISION.

One of our stockholders also may offer and sell common stock under this prospectus. The aggregate offering price of securities covered by this prospectus includes any common stock sold by such stockholder.

One or more of our subsidiaries may guarantee our payment obligations under any series of debt securities offered by this prospectus and the related prospectus supplement. These subsidiaries are listed in this prospectus under the heading “Description of Debt Securities—Guarantee.”

Our common stock trades on the New York Stock Exchange under the symbol “PNK”. If we decide to list or seek a quotation for any other securities, the prospectus supplement relating thereto will disclose the exchange or market on which such securities will be listed or quoted.

INVESTING IN THESE SECURITIES INVOLVES RISKS. YOU SHOULD CAREFULLY REVIEW THE INFORMATION CONTAINED IN THIS PROSPECTUS AND IN THE APPLICABLE PROSPECTUS SUPPLEMENT UNDER THE HEADING “RISK FACTORS.”

None of the Securities and Exchange Commission, the Louisiana Gaming Control Board, the Indiana Gaming Commission, the Mississippi Gaming Commission, the Nevada Gaming Commission, the Nevada State Gaming Control Board, or any state securities commission or other gaming authority, has passed upon the adequacy or accuracy of this prospectus or the investment merits of the securities offered hereby. Any representation to the contrary is a criminal offense.

The date of this prospectus is October 21, 2002

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission, which we refer to as the SEC, using the SEC’s shelf registration rules. Under the shelf registration rules, using this prospectus, together with a prospectus supplement, we and the selling stockholder collectively may sell from time to time, in one or more offerings, any of the applicable securities described in this prospectus having a total initial offering price not exceeding $500,000,000.

In this prospectus “Pinnacle Entertainment,” “the company,” “we,” “us,” and “our” refer to Pinnacle Entertainment, Inc., a Delaware corporation, and its consolidated subsidiaries, unless the context otherwise requires.

This prospectus provides you with a general description of the securities we may sell. Each time we sell securities under this prospectus, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. We use market and industry data throughout this prospectus that we have obtained from market research, publicly available information and industry publications. These sources generally state that the information that they provide has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information are not guaranteed. The market and industry data is often based on industry surveys and the preparers’ experience in the industry. Similarly, although we believe that the surveys and market research that others have performed are reliable, we have not independently verified this information. You should read this prospectus, the applicable prospectus supplement and the additional information described below under “Where You Can Find More Information” before making an investment decision.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information we file with the SEC at its public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our filings are also available to the public on the Internet, through a

i

database maintained by the SEC at http://www.sec.gov.

We filed a registration statement on Form S-3 to register with the SEC the securities described in this prospectus. This prospectus is part of that registration statement. As permitted by SEC rules, this prospectus does not contain all the information contained in the registration statement or the exhibits to the registration statement. You may refer to the registration statement and accompanying exhibits for more information about us and our securities.

The SEC allows us to incorporate by reference into this document the information we have filed with it. This means that we can disclose important business, financial and other information to you by referring you to other documents separately filed with the SEC. All information incorporated by reference is part of this document, unless and until that information is updated and superseded by the information contained in this document or any information subsequently incorporated by reference.

We incorporate by reference the documents listed below:

1.  Our annual report on Form 10-K for the year ended December 31, 2001;

2.  Our first amendment to our annual report on Form 10-K for the year ended December 31, 2001 filed on April 30, 2002;

3.  Our second amendment to our annual report on Form 10-K for the year ended December 31, 2001 filed on October 8, 2002;

4.  Our quarterly report on Form 10-Q for the quarter ended March 31, 2002;

5.  Our first amendment to our quarterly report on Form 10-Q for the quarter ended March 31, 2002 filed on October 8, 2002;

6.  Our quarterly report on Form 10-Q for the quarter ended June 30, 2002;

7.  Our first amendment to our quarterly report on Form 10-Q for the quarter ended June 30, 2002 filed on October 8, 2002;

8.  Our current report on Form 8-K filed on April 11, 2002;

9.  Our current report on Form 8-K filed on May 3, 2002;

10.  Our current report on Form 8-K filed on May 30, 2002;

11.  Our current report on Form 8-K filed on June 19, 2002;

12.  Our current report on Form 8-K filed on August 7, 2002; and

13.  The description of our common stock contained in our registration statement on Form 8-A filed on August 10, 2001.

You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:

Pinnacle Entertainment, Inc.

Investor Relations

330 North Brand Boulevard

Suite 1100

Glendale, California 91203

(818) 662-5900

Exhibits to the filings will not be sent, however, unless those exhibits have specifically been incorporated by reference.

We also incorporate by reference all future filings we make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 (i) on or after the date of the filing of the registration statement containing this prospectus and prior to the effectiveness of such registration statement and (ii) on or after the date of this prospectus and prior to the termination of the offering made hereby. Such documents will become a part of this prospectus from the date that the documents are filed with the SEC.

You should rely only on the information contained or incorporated by reference in this prospectus and any prospectus supplement. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where the offer and sale is not permitted. You should assume that the information appearing or incorporated by reference in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operation and prospects may have changed since that date.

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements in this prospectus, any prospectus supplement and any documents incorporated by reference may constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. Words such as, but not limited to, “believe,” “expect,” “anticipate,” “estimate,” “intend,” “plan,” and similar expressions are intended to identify forward-looking statements. Such forward-looking statements, which may include, without limitation, statements regarding our expansion plans, cash needs, cash reserves, liquidity, operating and capital expenses, financing options, expense reductions and earnings and other operating results, are subject to a variety of risks and uncertainties that could cause actual results to differ materially from those anticipated by our management. Factors that may cause our actual performance to differ materially from that contemplated by such forward-looking statements include, among others:

•	any failure to comply with the conditions negotiated with the Louisiana Gaming Control Board for our casino development project in Lake Charles, Louisiana, and our ability to complete the project on time and on budget;

•	a failure to improve results at the Belterra Casino Resort and the effectiveness of management at the Belterra Casino Resort in containing costs without negatively affecting revenues, customer service or efforts to expand the number of customers visiting the property;

•	the effectiveness of the planned new hotel tower at the Belterra Casino Resort in enhancing Belterra’s status as a regional resort property and in increasing utilization of its casino and other facilities;

•	additional costs in connection with our settlement of the Indiana Gaming Commission investigation;

•	changes in gaming laws and regulations, including the expansion of casino gaming in states in which we operate (or in states bordering the states in which we operate), such as the expansion of Indian gaming in California and Louisiana and the introduction of casino gaming in Kentucky, Ohio or Arkansas;

•	the effectiveness of the planned capital improvements at our Bossier City casino in drawing additional customers to the property despite significant competition in the local market;

•	the effect of current and future weather conditions and other natural events affecting the key markets in which we operate;

•	the amount and effect of future impairment charges under Statement of Financial Accounting Standards No. 144 and Statement of Financial Accounting Standards No. 142;

•	any failure to obtain adequate financing to meet strategic goals, including financing for the Lake Charles project;

•	any failure to obtain or retain gaming licenses or regulatory approvals, or the limitation, conditioning, suspension or revocation of any existing gaming license;

•	risks associated with substantial indebtedness, leverage, debt service and liquidation;

•	loss or retirement of key executives;

•	risks related to pending litigation and the possibility of future litigation;

•	increased competition from casino operators who have more resources and have built or are building competitive casino properties;

•	increases in existing taxes or the imposition of new taxes on gaming revenues or gaming devices;

•	adverse changes in the public perception and acceptance of gaming and the gaming industry;

•	the impact of fuel and transportation costs on the willingness of customers to travel by automobile to our casino properties; and

•	other adverse changes in the gaming markets in which we operate.

In addition, these statements could be affected by general domestic and international economic and political conditions, including slowdowns in the economy, uncertainty as to the future direction of the economy and vulnerability of the economy to domestic or international incidents, as well as market conditions in our industry. For a more detailed discussion of certain of these factors, see the section entitled “Risk Factors” on page 4 of this prospectus, “Risk Factors” in the applicable prospectus supplement and “Factors Affecting Future Operating Results” in our most recent Form 10-K/A and Form 10-Q/A (incorporated by reference in this prospectus) and similar sections in our future filings which are incorporated by reference in this prospectus, which describe risks and factors that could cause results to differ materially from those projected in such forward-looking statements. We caution the reader that these risk factors may not be exhaustive. We operate in a continually changing business environment, and new risk factors emerge from time to time. Management cannot predict such new risk factors, nor can it assess the impact, if any, of such new risk factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those projected in any forward-looking statements.

PINNACLE ENTERTAINMENT, INC.

We are a diversified, multi-jurisdictional owner and operator of gaming entertainment facilities in growing gaming markets. We own and operate five properties in the United States, located in southeastern Indiana; Reno, Nevada; Bossier City and New Orleans, Louisiana; and Biloxi, Mississippi. We also own and operate two casinos in Argentina and we receive lease income from two card clubs and own 97 acres of vacant land in southern California. All of our properties primarily cater to customers who live within driving distance.

Our revenues in 2001 and the first six months of 2002 were $528.6 million and $257.5 million, respectively. Our cash flow from operating activities in 2001 and the first six months of 2002 was $36.1 million and $21.3, respectively. After certain asset impairment charges and other factors, we had a net loss in 2001 and the first six months of 2002 of $28.6 million and $65.4 million, respectively.

Properties

The following table summarizes certain features of each of our properties as of June 30, 2002:

Property	Type of Facility	Customer Feeder Market	Slot Machines (approx.)	Table Games (approx.)	Hotel Rooms
Boomtown New Orleans, LA	Dockside	Local	1,474	44	—
Casino Magic Biloxi, MS	Dockside	Regional	1,340	31	378
Boomtown Bossier City, LA	Dockside	Regional	1,135	36	188
Belterra-Vevay, IN	Dockside(3)	Regional	1,357	47	308
Boomtown Reno, NV	Land- based	Local/ Regional	1,285	37	318
Casino Magic Argentina(1)	Land- based	Local	615	50	—
Card Clubs, Los Angeles, CA(2)	Land- based	Local	—	141	237

Property Total			7,206	386	1,429

(1)	Data presents the combined operations of the two facilities we operate in Argentina.
(2)	Data presents the combined operations of two card clubs in California that we lease to a third party operator.
(3)	Indiana law was changed effective July 1, 2002 to permit dockside gaming on terms that we believe are favorable to Belterra. Belterra began dockside operation on August 1, 2002.

Our principal properties include:

Boomtown New Orleans is a locals-oriented dockside riverboat casino. The property features an 88,000 square foot adjoining building with two restaurants, a deli, a 350-seat nightclub, 21,000 square feet of meeting space and an amusement center. The property opened in 1994 and was expanded and renovated within the past year. It is located on 54 acres in Harvey, Louisiana, across the Mississippi River and approximately ten miles from downtown New Orleans.

Casino Magic Biloxi is a regional resort built around a dockside casino. The property features a 378 guest-room hotel, four restaurants, 6,600 square feet of convention space and a health club. In 2001, the resort was awarded a four-diamond rating from AAA. The facility opened in 1993, was expanded in 1998 and is located on a 16 acres in Biloxi, Mississippi.

Boomtown Bossier City is a regional resort built around a dockside riverboat casino. We have recently substantially completed the major portion of the public areas of a $25 million renovation and expansion in Bossier City, including rebranding the facility from “Casino Magic” to “Boomtown.” The property opened in 1996 and is located on 23 acres in Bossier City, Louisiana, directly off, and highly visible from, Interstate 20, the major thoroughfare connecting Shreveport/Bossier City to Dallas/Fort Worth.

Belterra is a regional resort built around a dockside riverboat casino. It features a 15-story, 308 guest-room hotel, six restaurants, a 1,500 seat entertainment showroom, a spa and a Tom Fazio-designed 18-hole golf course. The property opened in October 2000 and is located on 315 acres along the Ohio River in southeastern Indiana, approximately 45 miles southwest of downtown Cincinnati, Ohio, and 70 miles northeast of Louisville, Kentucky. Indiana law was changed effective July 1, 2002 to permit dockside gaming on terms that we believe are favorable to Belterra. We converted our casino to dockside operation on August 1, 2002, the first day permitted by Indiana law. We intend to begin construction of a new $30 million, 300 guest-room hotel tower in early 2003 and to complete construction in 2004. We believe the new hotel tower will enhance Belterra’s status as a regional resort and will increase utilization of the resort’s casino and other facilities.

Boomtown Reno is a land-based casino. The property features 318 guest-rooms, four restaurants, two large gas stations, an RV park, a 25,000 square foot amusement center (including a motion simulator theater) and over 10,000 square feet of meeting space. The facility has been operating for over 30 years and is located on a portion of our 569 acres of land near Verdi, Nevada, directly off Interstate 80, the primary highway connecting northern California to northern Nevada and most of the rest of the United States.

Our Strategy and Competitive Strengths

Our strategy is to grow our revenues, cash flow and earnings through internal growth initiatives, including a disciplined capital expenditure program at our existing properties, and the strategic development or acquisition of gaming properties in attractive gaming markets.

We believe that the following key competitive strengths will contribute to the successful implementation of our strategy:

•	High Quality Properties in Attractive Locations

We own high quality casino properties in attractive locations. We are committed to maintaining the quality of our properties by offering up-to-date slot machine product, presenting fresh entertainment offerings and renovating and improving our facilities wherever necessary. Most of our properties have either opened or been extensively refurbished within the past four years.

•	Significant Near-Term Development Plans

We believe our new development in Lake Charles, the Belterra expansion and the Boomtown Bossier City renovation will provide substantial growth in revenues, cash flows and earnings.

•	Significant Opportunities to Further Develop Our Properties

Several of our properties occupy only a portion of their sites, allowing us ample opportunities to add casino capacity, guest-rooms and other facilities, as our markets grow and demand warrants.

•	Geographically Diversified Portfolio

We own and operate five U.S. properties, each in a distinct market. Our regional diversification reduces our dependence on any one market, while providing us with an opportunity to build a diversified base of gaming customers. This diversification will be enhanced upon the opening of our Lake Charles project. In the 12 months ended June 30, 2002, no one property accounted for more than one-third of our cash flow. We intend to broaden the diversification of our portfolio of properties through the continued pursuit of development opportunities and strategic acquisitions in attractive gaming markets.

•	Well-Positioned to Expand Into New Jurisdictions

Historically, some states have legalized gaming to reduce budget shortfalls. According to the National Association of State Budget Officers, as of June 11, 2002, there are currently an estimated 45 states with projected budget shortfalls for fiscal 2002. We believe we are well-positioned to enter into and successfully compete in any new market that may elect to introduce or expand gaming.

•	Experienced Management Team

Our executive and property-level management teams, led by Daniel R. Lee and Wade W. Hundley, have extensive industry experience and an established record of developing, acquiring, integrating and operating gaming facilities. Mr. Lee, formerly the Chief Financial Officer and Senior Vice President-Development of Mirage Resorts, became our Chief Executive Officer and Chairman of the Board on April 10, 2002. Mr. Hundley, formerly the Executive Vice President in the Office of the CEO, Harveys Casino Resorts, became our Executive Vice President and Chief Operating Officer in September 2001. Prior to being at Harveys, Mr. Hundley was a principal at Colony Capital, which then owned Harveys.

Background

We were incorporated in the State of Delaware in 1981 as the successor to a business that started in 1938. Our executive offices are located at 330 North Brand Boulevard, Suite 1100, Glendale, California 91203 and our telephone number is (818) 662-5900.

Our website address is www.pinnacle-entertainment-inc.com. Information contained in our website, including any links contained in our website, does not constitute part of this prospectus.

Belterra® and Casino Magic® are our registered servicemarks. Boomtown® is our registered servicemark. We have applied for servicemark registration for “Belterra Casino Resort” and its design. Each trademark, tradename or servicemark of any other company appearing in this prospectus belongs to its holder.

RISK FACTORS

Before making any decision to invest in our securities, you should carefully consider the following factors in addition to the other information contained in this prospectus and the applicable prospectus supplement and incorporated by reference in this prospectus and the applicable prospectus supplement. If any of the following risks actually occur, our business, financial condition and results of operations may suffer. As a result, you could lose part or all of your investment.

RISKS RELATED TO OUR BUSINESS

The gaming industry is very competitive and increased competition could adversely affect our profitability.

We face significant competition in all of our markets. This competition would intensify if new gaming operations enter our markets or existing competitors expand their operations. Several of our properties are located in jurisdictions that restrict gaming to certain areas and/or are adjacent to states that prohibit or restrict gaming operations. Economic difficulties faced by state governments could lead to intensified political pressures for the legalization of gaming. Further legalization of gaming could be an expansion opportunity for us or a significant threat to us, depending on where the legalization occurs and our ability to capitalize on it. The legalization or authorization of gaming within or near a market area of one of our properties could make it harder for us to attract customers and therefore adversely affect our business. In particular, our ability to attract customers would be significantly affected by legalization or expansion of gaming in Alabama, Arkansas, California, Kentucky, Ohio or Texas. In the past, legislation to legalize or expand gaming has been introduced in some of these jurisdictions. We expect similar proposals will be made in the future and we cannot assure you that such proposals will not be successful.

The entry of additional competitors into the jurisdictions in which our casinos operate could likewise harm our ability to attract customers, particularly if a competitor were to obtain a license to operate a gaming facility at a location superior to ours. In some instances, Native American gaming facilities operate under regulatory requirements and tax environments that are less stringent than those imposed on state-licensed casinos, which could provide them with a competitive advantage. Even in gaming markets where the maximum number of gaming licenses available has already been issued, we face the risk that existing casino licensees will expand their operations and the risk that Native American gaming, which generally is not subject to a limit on the number of licenses issued, will continue to grow. For example, in February 2002, the Governor of Louisiana signed a compact with a Native American tribe to allow for the development and operation of a land-based casino in the city of Vinton, Louisiana, which is 20 miles closer to Houston, Texas, the major market for casinos in Lake Charles, than our proposed Lake Charles project. Although that compact was disapproved by the U.S. Department of the Interior, it is possible that the Native American tribe or another competitor will eventually be able to open a gaming facility in a location superior to ours.

Many of our competitors are larger and have substantially greater name recognition, marketing resources and access to lower cost sources of financing. Moreover, consolidation of companies in the gaming industry could increase the concentration of large gaming companies in the markets in which we operate. This may result in our competitors having even greater resources, name recognition and licensing prospects than such competitors currently enjoy.

Furthermore, increases in the popularity of, and competition from, internet lotteries and other account wagering gaming services, which allow their customers to wager on a wide variety of sporting events and play Las Vegas-style casino games from home, could divert customers from our properties and thus adversely affect our business.

The competitive environment facing each of our key properties is discussed in greater detail under the caption “Description of Business—Competition” in the Annual Report on Form 10-K for the year ended December 31, 2001 incorporated by reference in this prospectus

Many factors, some of which are beyond our control, could prevent us from completing our construction and development projects as planned.

General Construction Risks—Delays and Cost Overruns.    Construction and expansion projects for our properties entail significant risks which could cause construction delays and cost overruns. These risks include:

•	shortages of materials, including slot machines or other gaming equipment;

•	shortages of skilled labor or work stoppages;

•	unforeseen construction scheduling, engineering, environmental, geological or archaeological problems;

•	weather interference, floods, fires or other casualty losses; and

•	unanticipated cost increases.

Our anticipated costs and construction periods for construction projects are based upon budgets, conceptual design documents and construction schedule estimates prepared by us in consultation with our architects, consultants and contractors. The cost of any construction project undertaken by us may vary significantly from initial expectations. We may have a limited amount of capital resources to fund cost overruns on any project. If we cannot finance cost overruns on a timely basis, the completion of one or more projects may be delayed until adequate cash flow from operations or other financing is available. The completion date of any of our construction projects could also differ significantly from initial expectations for construction-related or other reasons. We cannot assure you that any project will be completed on time, if at all, or within established budgets. Significant delays or cost overruns on our construction projects could significantly reduce our return on our investment in these projects and adversely affect our earnings and financial resources.

Our estimated costs of $325 million and $30 million, respectively, for completing the Lake Charles project and the expansion of the Belterra Resort Casino are based solely on estimates prepared by us. Due to typical construction uncertainties associated with any project or changes in the design or concepts of such projects, we cannot assure you that our construction costs at Lake Charles and Belterra will not be higher than the estimated cost of completion.

Construction Dependent Upon Available Bank Financing.    The availability of funds under our credit facilities will be, at any time, dependent upon satisfaction of various financial and operational covenants customary for credit facilities of this type. Our ability to satisfy these covenants will be subject to financial, economic, business, competitive, regulatory and other factors, many of which are beyond our control. Accordingly, we cannot assure you that in the future we will be able to access borrowings under our credit facilities sufficient to allow us to undertake or complete current or future construction projects.

Construction at our existing properties could disrupt our operations.

There are additional risks and uncertainties associated with undertaking construction on properties with ongoing operations. For example, the renovation of our Boomtown Bossier City casino has, and the expansion of the Belterra Resort Casino could, disrupt business at, and lessen the appeal of, these properties during the construction phase, and thus deter customers from visiting those locations. Facility disruption during expansions and remodels could impair profitability at these properties. In the future, we are likely to undertake other construction projects at these and other properties.

We could lose our right to pursue the Lake Charles project if we fail to meet the conditions imposed by Louisiana Gaming Regulators.

In October 2001, we were selected by the Louisiana Gaming Control Board to receive the fifteenth and final gaming license to be issued by the Board. Issuance of the license is subject to a number of remaining conditions, including, but not limited to, submitting the Lake Charles project’s architectural plans for approval by the Louisiana Gaming Control Board, building a facility consistent with presentations made to the Louisiana Gaming Control Board, meeting various construction milestone dates and satisfying the financing requirements to complete the project. We submitted architectural plans for the project in August 2002 which incorporated a particular riverboat design concept. At its August 2002 meeting, the Louisiana Gaming Control Board did not approve that concept and gave us until October 21, 2002 to submit a revised riverboat design and architectural plans for its construction. At its September 2002 meeting, the Louisiana Gaming Control Board approved our revised riverboat design, subject to our timely submission of architectural plans by October 21, 2002. In the event that we do not submit architectural plans by October 21, 2002 or in the event that the Louisiana Gaming Control Board does not approve the architectural plans that we submit, the Louisiana Gaming Control Board may opt to retract its selection of Pinnacle for the fifteenth license.

The Lake Charles financing requirements include setting aside $22.5 million in a refundable account, which we satisfied in April 2002, and demonstrating sufficient financial resources for the full project once construction commences in early 2003. We intend to meet each of the conditions for our Lake Charles project, including securing an extension, expansion and modification of our existing bank credit facilities in order to provide for the necessary capital resources. In the event we are not successful in securing such modifications of our existing credit facilities under terms and conditions acceptable to us, we will need to secure an alternative source of financing. There are no assurances that we will do so, or will be able to meet the other conditions for our Lake Charles project, in which event we would not be licensed to operate a casino in Lake Charles, Louisiana. See “Government Regulation and Gaming Issues.”

Development of the Lake Charles project, expansion of our Belterra Resort Casino and other capital intensive projects could strain our financial resources and might not provide for a sufficient return.

Our Lake Charles project is expected to be completed in 2004 at a cost of $325 million. The new 300 guest-room hotel tower for our Belterra Casino Resort is also expected to be completed in 2004, at a cost of $30 million. The capital required for these projects is significant and such capital requirements may exhaust all of our currently available cash and borrowing resources. We cannot assure you that there will be sufficient capital for our other present and future business activities.

In addition, we cannot assure you that, once completed, the revenues generated from our new developments will be sufficient to pay their expenses or, even if revenues are sufficient to pay expenses, that the projects will yield an adequate return on our significant investments. Our projects may take significantly longer than we expect to generate returns, if any. For example, despite the fact that our Belterra Casino Resort earned positive cash flow of $6.5 million in the first six months of 2002, it generated a net loss in excess of $24.0 million from its opening in October 2000 through December 31, 2001. Our total capital expenditures and other pre-opening costs incurred to build and open the property were approximately $223 million.

Although we believe the new hotel tower will enhance the Belterra Casino Resort’s stature as a regional resort and will increase utilization of the resort’s casino and other facilities, we cannot assure you that the resort will provide net profits or maintain positive cash flow or that the additional capital investments we are making to construct the new hotel tower will yield an adequate return.

We operate in a highly taxed industry, and may be subject to higher taxes in the future.

In virtually all gaming jurisdictions, state and local governments raise considerable revenues from taxes based on casino revenues. In certain jurisdictions, we pay taxes and fees based on the number of customers that attend casinos and the number of slot machines that we operate. We also pay property taxes, sales taxes, payroll taxes, franchise taxes and income taxes. Taxes in certain states, including Indiana and Louisiana, where there are a limited number of casino licenses, tend to be higher than in other states. We cannot assure you that the relationship between the number of licenses in a given market and the applicable tax rates will not be changed to our detriment.

Our profitability depends on generating enough revenues to pay gaming taxes and other largely variable expenses, such as payroll, as well as largely fixed expenses, such as our property taxes, utilities and interest expense on fixed rate debt. From time to time, state and local governments have increased gaming taxes and such increases can significantly impact the profitability of gaming operations. For example, the Illinois legislature, where we do not currently conduct operations, recently increased gaming tax rates significantly. We cannot assure you that other legislatures will not enact similar tax legislation.

From time to time, certain legislators have proposed the imposition of a federal tax on gross gaming revenues. Such a tax would reduce our profitability.

For a more detailed description of the tax and regulatory environments affecting us, see “Government Regulation and Gaming Issues” in this prospectus.

Our industry is highly regulated, which makes us dependent on obtaining and maintaining gaming licenses and subjects us to potentially significant fines and penalties.

The ownership and operation of gaming facilities are subject to extensive state and local regulation. The states and localities in which we and our subsidiaries conduct gaming operations require us to hold various licenses, findings of suitability, registrations, permits and approvals. The various regulatory authorities, including the Indiana Gaming Commission, the Louisiana Gaming Control Board, the Mississippi Gaming Commission, the Nevada State Gaming Control Board and the Nevada Gaming Commission, may, among other things, limit, condition, suspend, revoke or fail to renew a license or approval to own any of our gaming subsidiaries for any cause deemed reasonable by such licensing authorities. Substantial fines or forfeitures of assets for violations of gaming laws or regulations may be levied against us, our subsidiaries and the persons involved.

To date, we have obtained all governmental licenses, findings of suitability, registrations, permits and approvals necessary for the operation of our gaming facilities. However, we cannot assure you that we will be able to obtain any new licenses, findings of suitability, registrations, permits and approvals that may be required in the future or that existing ones will be renewed or will not be suspended or revoked. Any expansion of our gaming operations in our existing jurisdictions or into new jurisdictions will require various additional licenses, findings of suitability, registrations, permits and approvals of the gaming authorities. The approval process can be time consuming and costly and has no assurance of success. See “Government Regulation and Gaming Issues.”

On April 11, 2002, we announced that the Indiana Commission had begun an investigation into our regulatory compliance at Belterra Casino Resort. The investigation was initiated as a result of allegations of harassment in a lawsuit filed by two former employees of Belterra Casino Resort. On August 5, 2002, we announced that we had executed a settlement with the Indiana Commission in connection with the matter. At the Indiana Commission meeting held July 29, 2002, we agreed, among other things, to pay a fine of $2.26 million, suspend gaming operations at Belterra Casino Resort for a three-day period beginning at 6:00 p.m. on October 6 to 12:01 p.m. on October 9, 2002, build a new 300 guest-room tower at the property within two years and establish a new compliance committee of our board of directors. If we fail to fully comply with the terms of the settlement, the Indiana Gaming Commission could take further disciplinary action against us.

Potential changes in the regulatory environment could harm our business.

From time to time, legislators and special interest groups have proposed legislation that would expand, restrict or prevent gaming operations in the jurisdictions in which we operate. In addition, from time to time, certain anti-gaming groups propose referenda that, if adopted, could limit our ability to continue to operate in those jurisdictions in which such referenda are adopted. Any expansion of gaming could significantly increase competition for our properties. Any new restriction on or prohibition of our gaming operations could force us to curtail operations and incur significant losses.

For example, in recent years, certain anti-gaming groups proposed for adoption through the initiative and referendum process certain amendments to the Mississippi Constitution which would prohibit gaming in the state. The proposals were declared illegal by the Mississippi courts on constitutional and procedural grounds. The latest ruling was appealed to the Mississippi Supreme Court, which affirmed the decision of the lower court. If another such proposal were to be offered and if a sufficient number of signatures were to be gathered to place a legal initiative on the ballot, it is possible for the voters of Mississippi to consider such a proposal in November 2003. While we are unable to predict whether such an initiative will appear on a ballot or the likelihood of such an initiative being approved by the voters, if such an initiative were passed and gaming were prohibited in Mississippi, we would need to close our Mississippi gaming operations and it would have a significant adverse effect on us.

The concentration and evolution of the slot machine manufacturing industry poses a significant risk to us.

A majority of our revenues are attributable to slot machines operated by us at our casinos. It is important, for competitive reasons, that we offer the most popular slot machine games to our customers.

It is our belief that a substantial majority of the slot machines sold in the U.S. in 2001 were manufactured by a few companies. In addition, it is our belief that one company in particular provided over a majority of all slot machines sold in the U.S. in 2001.

In recent years, the prices of new slot machines have escalated faster than inflation. Furthermore, in recent years, slot machine manufacturers have frequently refused to sell slot machines featuring the most popular games, instead requiring participating lease arrangements in order to acquire the machines. Generally, a participating lease is substantially more expensive than the cost to purchase a new machine.

For competitive reasons, we may be forced to purchase new slot machines or enter into participating lease arrangements that are more expensive than continuing to operate our existing slot machines. If the newer slot machines do not result in sufficient incremental revenues to offset the increased investment and participating lease costs, it could hurt our profitability.

Because we are highly leveraged, future cash flows may not be sufficient to meet our obligations and we might have difficulty obtaining additional financing.

We have a substantial amount of consolidated debt in relation to our stockholders’ equity. As of June 30, 2002, we had $495.0 million of debt, including $350.0 million of unsecured 9.25% senior subordinated notes due February 2007 and $125.0 million of unsecured 9.50% senior subordinated notes due August 2007. During the six months ended June 30, 2002, cash paid for interest on our debt was $23.2 million, including $22.1 million related to the 9.25% and 9.50% senior subordinated notes, and in 2001, cash paid for interest on our debt was $45.7 million, including $44.2 million related to the 9.25% and 9.50% senior subordinated notes. While we currently believe that we have sufficient cash and cash-generating resources to meet our debt service obligations during the next year, we cannot assure you that in the future we will generate sufficient cash flow from operations or through asset sales to meet our long-term debt service obligations. Our substantial debt and related debt service obligations could have important adverse consequences to us, such as:

•	limiting our ability to obtain additional financing;

•	requiring a substantial portion of our cash flow to be used for payments on the debt and related interest;

•	reducing our ability to use cash flow to fund working capital, capital expenditures and general corporate requirements;

•	limiting our ability to respond to changing business and economic conditions and to withstand competitive pressures, which may affect our financial condition;

•	incurring higher interest expense in the event of increases in interest rates on our borrowings which have variable interest rates;

•	heightening our vulnerability to downturns in our business or in the general economy and restricting us from making improvements or acquisitions, or exploring business opportunities;

•	limiting our ability to dispose of assets or pay cash dividends; and

•	restricting our activities compared to those of competitors with less debt or greater resources.

In addition, we will have the right to incur additional indebtedness, subject to the limitations imposed by the covenants in our credit facilities and the indentures governing our 9.25% and 9.50% senior subordinated notes. If our existing and contemplated levels of indebtedness are further increased, the related risks will increase correspondingly.

If we fail to generate sufficient cash flow from future operations to meet our debt service obligations, we may need to seek refinancing of all or a portion of our indebtedness or obtain additional financing in order to meet our obligations with respect to our indebtedness. We cannot assure you that we will be able to refinance any of our indebtedness or obtain additional financing on satisfactory terms or at all, particularly because of our anticipated high levels of debt and the debt incurrence restrictions imposed by the agreements governing our debt.

We may pursue strategic acquisitions that could have an adverse impact on our business if unsuccessful.

We may from time to time acquire or invest in complementary companies, either on our own or through joint ventures. From time to time, we may evaluate acquisition opportunities that could increase our profitability or provide us with additional industry expertise. These acquisitions, if any, may result in difficulties for us in assimilating acquired operations. This could result in the diversion of our financial resources and our management’s attention from other business issues and opportunities. For instance, the integration of acquired companies may result in problems related to the integration of management teams. We may not be able to successfully integrate operations or personnel that we may acquire in the future. Any failure to successfully integrate a future acquisition could significantly reduce the financial returns from that acquisition and significantly harm our earnings and cash flow. In addition, any acquisitions may not be successful in achieving our desired strategic objectives, which would also cause our business to suffer. Acquisitions also may present other risks, such as exposing our company to potential unknown liabilities associated with acquired businesses.

Adverse weather conditions, natural disasters and highway construction in the areas in which we operate could have a material adverse effect on our results of operations and financial condition.

Adverse weather conditions, particularly hurricanes, flooding, heavy snowfall and other extreme weather conditions, natural disasters or highway construction can deter our customers from traveling or make it difficult for them to frequent our properties. If any of our properties were to experience prolonged adverse weather conditions or prolonged disruption due to natural disasters or highway construction, or if several of our properties were to simultaneously experience such events, our results of operations and financial condition could be materially adversely affected.

Loss of land-based, riverboat or dockside facilities from service would adversely affect our operations.

Our riverboat and dockside gaming facilities in Indiana, Louisiana and Mississippi, as well as any additional riverboat casino properties that might be developed or acquired, are subject to risks in addition to those associated with land-based casinos, including loss of service due to casualty, mechanical failure, extended or extraordinary maintenance, flood, hurricane, snow and ice storms or other severe weather conditions. There are additional risks associated with the movement of vessels on waterways, including risks of casualty due to river turbulence, collisions with other vessels and severe weather conditions.

In September 1998, a hurricane struck the Gulf Coast region, and Casino Magic Biloxi, Boomtown New Orleans and some of our competitors were forced to shut down operations for approximately one week. If any of our casinos, be it riverboat, dockside or land-based, cease operations for any material period of time, it could adversely affect our results of operations.

The loss of management and other key personnel could significantly harm our business.

Our ability to maintain our competitive position is dependent to a large degree on the efforts and skills of our senior management team, including Daniel R. Lee, our Chairman of the Board and Chief Executive Officer. Although we have entered into employment agreements with Mr. Lee and certain of our senior managers, we cannot guarantee that these individuals will remain with us. If we lose the services of any members of our management team or other key personnel, our business may be significantly impaired. We cannot assure you that we will be able to retain our existing senior management personnel or attract additional qualified senior management personnel.

In addition, our officers, directors and key employees also are required to file applications with the gaming authorities in each of the jurisdictions in which we operate and are required to be licensed or found suitable by these gaming authorities. If the gaming authorities were to find an officer, director or key employee unsuitable for licensing or unsuitable to continue having a relationship with us, we would have to sever all relationships with that person. Furthermore, the gaming authorities may require us to terminate the employment of any person who refuses to file appropriate applications. Either result could significantly impair our gaming operations. Mr. Lee has filed applications with the requisite gaming authorities and they are pending. We cannot assure you that the licenses will be granted or that Mr. Lee will be found suitable by these gaming authorities.

We experience significant quarterly and annual fluctuations in operating results.

We experience significant fluctuations in our quarterly and annual operating results due to seasonality and other factors. Historically, the summer months are our strongest period and we have generated a substantial majority of the income from operations before non-recurring items in the quarters ending June 30 and September 30. Conversely, the winter months are our slowest period. The gaming industry historically has experienced a general slowdown in the fourth quarter of the calendar year with revenues typically declining during this period.

We are subject to litigation which, if adversely determined, could cause us to incur substantial losses.

We are, from time to time, during the normal course of operating our businesses, subject to various litigation claims and legal disputes. Among such litigation claims are the lawsuits described in the Quarterly Report on Form 10-Q for the quarter ended June 30, 2002 incorporated by reference in this prospectus. Some of the litigation claims may not be covered under our insurance policies or our insurance carriers may seek to deny coverage. As a result, we might be required to incur significant legal fees, which may have a material adverse impact on our financial position. In addition, because we cannot predict the outcome of any action, it is possible that, as a result of current and/or future litigation, we will be subject to adverse judgments or settlements that could significantly reduce our earnings or result in losses.

We face environmental and archaeological regulation of our real estate.

Our business is subject to a variety of federal, state and local governmental regulations relating to the use, storage, discharge, emission and disposal of hazardous materials. We believe that we are presently in material compliance with applicable environmental laws. However, failure to comply with such laws could result in the imposition of severe penalties or restrictions on our operations by government agencies or courts of law. We currently do not have environmental impairment liability insurance, and a material fine or penalty or a severe restriction would adversely affect our business.

In addition, the locations of our developments may coincide with sites containing archaeologically significant artifacts, such as Native American remains and artifacts. Federal, state and local governmental regulations relating to the protection of such sites may require us to modify, delay or cancel construction projects at significant cost to us.

Terrorism and the uncertainty of war, as well as other factors affecting discretionary consumer spending, may harm our operating results.

The strength and profitability of our business depends on consumer demand for hotel casino resorts and gaming in general and for the type of amenities we offer. Changes in consumer preferences or discretionary consumer spending could harm our business. The terrorist attacks of September 11, 2001, and ongoing terrorist and war activities in the United States and elsewhere have had a negative impact on travel and leisure expenditures, including lodging, gaming (in some jurisdictions) and tourism. We cannot predict the extent to which the events of September 11 may continue to affect us, directly or indirectly, in the future. An extended period of reduced discretionary spending and/or disruptions or declines in airline travel and business conventions could significantly harm our operations.

In addition to fears of war and future acts of terrorism, other factors affecting discretionary consumer spending, including general or regional economic conditions, disposable consumer income, fears of recession and consumer confidence in the economy, may negatively impact our business. Negative changes in factors affecting discretionary spending could reduce customer demand for the products and services we offer, thus imposing practical limits on pricing and harming our operations.

Also, the terrorist attacks of September 11 have substantially affected the availability, scope of coverage and cost of insurance for certain types of damages or occurrences. We cannot assure you that we will be able to obtain any insurance coverage with respect to occurrences of terrorist acts and any losses that could result from these acts. This could expose us to heavy losses in the event that any damages occur, directly or indirectly, as a result of terrorist attacks and have a significant negative impact on our operations.

We operate in Argentina.

Our operations in Argentina accounted for approximately 17% of the operating income of our combining properties, before corporate expenses and non-recurring charges, in 2001 and approximately 2% of our consolidated assets at December 31, 2001. Argentina has experienced substantial political and economic turmoil over the last year. The value of the Argentine peso has declined from $1.00 on December 31, 2001 to $0.27 as of June 30, 2002. Laws have been enacted that converted dollar-denominated bank accounts owned by us in Argentina to peso-denominated accounts and, simultaneously with that, the government devalued the peso. New laws have also restricted our ability to transfer funds out of Argentina. These events have adversely affected our operations in Argentina and will probably continue to do so.

RATIO OF EARNINGS TO FIXED CHARGES AND

RATIO OF EARNINGS TO COMBINED FIXED

CHARGES AND PREFERRED STOCK DIVIDEND

The following table sets forth the unaudited consolidated ratio of earnings to fixed charges and the unaudited consolidated ratio of earnings to combined fixed charges and preferred dividend requirements for the periods shown:

	Year Ended December 31,					Six Months Ended June 30,
	1997	1998	1999	2000	2001	2001	2002
Ratio of earnings to fixed charges (1)	2.74x	1.73x	2.20x	2.94x	—	—	—
Ratio of earnings to combined fixed charges and preferred stock dividend (2)	2.31x	1.73x	2.20x	2.94x	—	—	—

(1)	In computing the ratio of earnings to fixed charges: (i) earnings were calculated from income from continuing operations, before income taxes and fixed charges, and excluding capitalized interest; and (ii) fixed charges were computed from interest expense, amortization of debt issuance costs, capitalized interest, and the estimated interest included in rental expense. Earnings were insufficient to cover fixed charges by $51 million for the year ended December 31, 2001 and $12.1 million and $12.6 million for the six months ended June 30, 2001 and 2002, respectively.
(2)	The ratio of earnings to combined fixed charges and preferred dividend is computed in the same manner as described in the footnote immediately above for the preferred dividend paid in 1997. Earnings were insufficient to cover combined fixed charges and preferred dividend by $51 million for the year ended December 31, 2001 and $12.1 million and $12.6 million for the six months ended June 30, 2001 and 2002, respectively.

USE OF PROCEEDS

Unless indicated otherwise in the applicable prospectus supplement, we expect to use the net proceeds from the sale of our securities for our operations and for other general corporate purposes, including, but not limited to, repayment or refinancing of borrowings, working capital, capital expenditures, investments, acquisitions and the repurchase of our common stock. Additional information on the use of net proceeds from the sale of securities offered by this prospectus may be set forth in the applicable prospectus supplement relating to such offering.

We will not receive any proceeds from the sale of common stock by the selling stockholder.

DESCRIPTION OF DEBT SECURITIES

The following provides a general description of the terms of the debt securities that we may issue. The particular terms of any debt securities we may offer and the extent, if any, to which the general provisions set forth below may be modified or not apply will be described in the prospectus supplement relating to those debt securities.

The debt securities will be issued under one or more indentures, each dated as of a date on or before the issuance of the debt securities to which it relates and in the form filed as an exhibit to the registration statement of which this prospectus is a part, subject to any amendments or supplements as we may adopt from time to time. Each indenture will be entered into between us, as obligor, a trustee chosen by us and qualified to act as a trustee under the Trust Indenture Act of 1939, and any of our subsidiaries which guarantee our obligations under the indenture. You should read the indenture because it will control your rights as a holder of debt securities. The terms of the indenture will also be governed by the Trust Indenture Act.

General

The debt securities will be our direct obligations, which will be unsecured, rank subordinate to our credit facilities and any other existing or future senior debt, and may rank subordinate to or equally with our other subordinated indebtedness, including, as of June 30, 2002, $350.0 million principal amount of our unsecured 9.25% notes due February 2007 and $125.0 million principal amount of our unsecured 9.50% notes due August 2007. Under the indenture, unsecured subordinated debt securities may be issued without limit as to aggregate principal amount, in one or more series, in each case as established from time to time in or pursuant to authority granted by a resolution from our board of directors or as established in one or more indentures supplemental to the indenture. All debt securities of one series do not need to be issued at the same time. Additionally, unless otherwise provided, a series may be reopened, without the consent of the holders of the debt securities of such series, for issuances of additional debt securities of such series.

Terms of the Debt Securities

You should refer to the prospectus supplement for some or all of the following terms of each series of the debt securities offered by such supplement:

•	the designation, aggregate principal amount and authorized denominations of the series;

•	the issue price as a percentage of the principal amount at which the series will be issued and, if other than the principal amount of such series, the portion of the principal amount of such series payable upon declaration of acceleration of the maturity or upon redemption of such series and the rate or rates at which original issue discount will accrue;

•	the date or dates on which the series will mature;

•	the rate or rates per annum, if any, at which the series will bear interest;

•	whether the debt securities of the series will accrete in principal amount prior to accruing cash interest, or otherwise be issued with original issue discount;

•	the times from which any interest will accrue, be payable and the record dates pertaining to such payment;

•	the place or places where the principal and interest, if any, on the series will be payable;

•	any redemption or other special terms;

•	the covenants applicable to the debt securities which are in addition to, modify or delete those described in the indenture;

•	the events of default relating to the debt securities which are in addition to, modify or delete those described in the indenture;

•	whether the debt securities will be issued in certificated or book-entry form, and the denominations of such debt securities;

•	if applicable, the terms of any right to convert debt securities into shares of, or exchange debt securities for, our common stock or other securities or property;

•	provisions, if any, for the defeasance or discharge of certain of our obligations with respect to such debt securities, which provisions may be in addition to, in substitution for, or in modification of (or any combination of the foregoing), the provisions of the indenture;

•	the manner in which the amounts of payment of principal of, premium, if any, or any interest on such debt securities will be determined, if such amounts may be determined by reference to an index based on a currency or currencies other than that in which such debt securities are denominated or designated to be payable or by reference to a commodity, commodity index, stock exchange index or financial index;

•	a discussion of any material and/or special United States federal income tax considerations applicable to such debt securities;

•	any depositaries, trustees, interest rate calculation agents, exchange rate calculation agents or other agents with respect to the debt securities other than those originally appointed;

•	whether such debt securities will be issued in the form of one or more global securities and whether such global securities are to be issuable in a temporary global form or permanent global form;

•	the terms, if any, on which such debt securities will be subordinate to other debt;

•	any listing or intended listing of the debt securities on a securities exchange;

•	the provisions, if any, relating to any guarantees of the debt securities; and

•	any other terms of the debt securities, which will not be inconsistent with the provisions of the indenture.

Our debt securities may be sold at a discount below their principal amount. Even if our debt securities are not issued at a discount below their principal amount, these securities may, for United States federal income tax purposes, be deemed to have been issued with original issue discount because of certain interest payment or other characteristics. Special United States federal income tax considerations applicable to debt securities issued with original issue discount will be described in more detail in any applicable prospectus supplement. In addition, special United States federal tax considerations or other restrictions or terms applicable to any debt securities offered exclusively to foreigners or denominated in a currency other than United States dollars will also be set forth in the prospectus supplement, if applicable.

Information About the Trustee

Under our indenture, there may be more than one trustee, each with respect to one or more series of debt securities. Any trustee under our indenture may resign at any time or be removed with respect to one or more series of debt securities, and a successor trustee may be appointed to act with respect to such series. If two or more persons are acting as trustees with respect to different series of debt securities, each trust shall be separate and apart from the trust administered by any other trustee. Except as indicated in any prospectus supplement, any action to be taken by the trustee may be taken only with respect to the one or more series of debt securities for which it is trustee under the indenture.

Merger, Consolidation or Sale of Assets

Our indenture does not allow us to consolidate or merge with or into, or sell, assign, convey, transfer or lease our properties and assets, substantially in their entirety, as computed on a consolidated basis, to another corporation, person or entity unless:

•	either we are the surviving person, in the case of a merger or consolidation, or the successor or transferee is a corporation organized under the laws of the United States, or any state thereof or the District of Columbia and the successor or transferee corporation expressly assumes, by supplemental indenture, all of our obligations under the debt securities and the indenture; and

•	no default or event of default exists immediately after such transaction.

Denominations

Unless we specify in the prospectus supplement, the debt securities of any series will be issuable only as debt securities in denominations of $1,000, and integral multiples of $1,000, and will be payable only in U.S. dollars. The indenture also provides that debt securities of a series may be issuable in global form. See “Global Securities” below.

Registration and Transfer

If you surrender for transfer your registered debt securities at the office or agency we maintain for such purpose, we will deliver, in the name you have designated as transferee, one or more new debt securities of the same series of like aggregate principal amount in such denominations as are authorized for debt securities of such series and of a like maturity and with like terms and conditions. You will not incur a service charge for any transfer or exchange of debt securities, but we may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection with the transfer or exchange.

We will not be required to:

•	register, transfer or exchange debt securities of any series during a period beginning with the opening of business 15 days before the day of the transmission of a notice of redemption of debt securities of such series selected for redemption, and ending at the close of business on the day of the transmission; or

•	register, transfer or exchange any debt security so selected for redemption in whole or in part, except the unredeemed portion of any debt security being redeemed in part.

Events of Default

Unless we inform you otherwise in the prospectus supplement, events of default means any of the following:

•	default in the payment of any interest upon any debt security of that series when it becomes due and payable, and continuance of such default for a period of 30 days;

•	default in the payment of principal of or premium, if any, on any debt security of that series when due;

•	if applicable, default in the deposit of any sinking fund payment, when and as due in respect of any debt security of that series;

•	default in the performance, or breach, of any covenants or warranties in the indenture if the default continues uncured for a period of 120 days after written notice to us by the applicable trustee or to us and the applicable trustee by the holders of at least 25% in principal amount of the outstanding debt securities of that series as provided in the indenture; and

•	certain events of bankruptcy, insolvency or reorganization.

If an event of default for any series of debt securities, which are at that time outstanding, occurs and continues, then the applicable trustee or the holders of not less than 25% in principal amount of the outstanding debt securities of that series may, by a notice in writing to us, and to the applicable trustee if given by the holders, declare to be due and payable immediately the principal, or, if the debt securities of that series are discount securities, such portion of the principal amount as may be specified in the terms of that series and premium, if any, of all debt securities of that series.

At any time after a declaration of acceleration with respect to debt securities of any series has been made, but before a judgment or decree for payment of the money due has been obtained by the applicable trustee, the holders of a majority in principal amount of the outstanding debt securities of that series may, subject to our having paid or deposited with the trustee a sum sufficient to pay overdue interest and principal which has become due other than by acceleration and certain other conditions, rescind and annul such acceleration if all events of default, other than the non-payment of accelerated principal and premium, if any, with respect to debt securities of that series, have been cured or waived as provided in the indenture. For information as to waiver of defaults see the discussion set forth below under “Modification and Waiver.”

You should refer to our prospectus supplement with regard to any series of debt securities that are discount securities for the particular provisions relating to acceleration of a portion of the principal amount of such discount securities upon the occurrence and continuation of an event of default.

The indenture provides that the trustee is not obligated to exercise any of its rights or powers under the indenture at the request of any holder of outstanding debt securities, unless the trustee receives indemnity satisfactory to it against any loss, liability or expense. Subject to certain rights of the trustee, the holders of a majority in principal amount of the outstanding debt securities of any series shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee with respect to the debt securities of that series.

No holder of any debt security of any series will have any right to institute any proceeding, judicial or otherwise with respect to the indenture or for the appointment of a receiver or trustee, or for any remedy under the indenture, unless such holder shall have previously given to the applicable trustee written notice of a continuing event of default with respect to debt securities of that series and the holders of at least 25% in principal amount of the outstanding debt securities of that series shall have made written request, and offered reasonable indemnity, to such trustee to institute such proceeding as trustee, and the trustee shall not have received from the holders of a majority in principal amount of the outstanding debt securities of that series direction inconsistent with such request and shall have failed to institute such proceeding within 60 days. However, the holder of any debt security will have an absolute and unconditional right to receive payment of the principal of, premium, if any, and any interest on such debt security on or after the due dates expressed in such debt security and to institute suit for the enforcement of any such payment.

We are required by the indenture, within 120 days after the end of each fiscal year, to furnish to the trustee a statement as to compliance with the indenture. The indenture provides that the trustee with respect to any series of debt securities may withhold notice to the holders of debt securities of such series of any default or event of default (except a default in payment on any debt securities of such series) with respect to debt securities of such series if and so long as a committee of its trust officers, in good faith, determines that withholding such notice is in the interest of the holders of debt securities of such series.

Modification and Waiver

We and the applicable trustee, at any time and from time to time, may modify the indenture without prior notice to or consent of any holder of any series of debt securities for any of the following purposes:

•	to permit a successor corporation to assume our covenants and obligations under the indenture and in such series of debt securities in accordance with the terms of the indenture;

•	to add to our covenants for the benefit of the holders of any series of debt securities (and if the covenants are to be for the benefit of less than all series, we shall state that the covenants are expressly being included solely for the benefit of the applicable series);

•	to surrender any of our rights or powers conferred in the indenture;

•	to add any additional events of default (and if the events of default are to be applicable to less than all series, we shall state that the events of default are expressly being included solely for the benefit of the applicable series);

•	to add to, change or eliminate any of the provisions of the indenture in a manner that will become effective only when there is no outstanding debt security which is entitled to the benefit of the provision and as to which the modification would apply;

•	to secure a series of debt securities or to provide that our obligations under a series of debt securities or the indenture will be guaranteed and the terms and conditions for the release or substitution of the security or guarantee;

•	to supplement any of the provisions of the indenture to the extent needed to permit or facilitate the defeasance and discharge of a series of debt securities in a manner that will not adversely affect the interests of the holders of debt securities of that series or any other series of debt securities issued under the indenture in any material respect;

•	to establish the form or terms of debt securities as permitted by the indenture;

•	to provide for the acceptance of appointment by a successor trustee regarding one or more series of debt securities and to add to or change any of the provisions of the indenture as is necessary to provide for the administration of the trusts by more than one trustee;

•	to comply with the requirements of the Securities and Exchange Commission in connection with qualification of the indenture under the Trust Indenture Act;

•	to cure any ambiguity;

•	to correct or supplement any provision in the indenture which may be defective or inconsistent with any other provision in the indenture;

•	to eliminate any conflict between the terms of the indenture and the debt securities and the Trust Indenture Act; or

•	to make any other provisions with respect to matters or questions arising under the indenture which will not be inconsistent with any provision of the indenture as long as the new provisions do not adversely affect in any material respect the interests of the holders of any outstanding debt securities of any series created prior to the modification.

We may also modify the indenture for any other purpose if we receive the written consent of the holders of not less than a majority in principal amount of the outstanding debt securities of each series affected by such modification voting separately. However, we may not, without the consent of the holder of each outstanding debt security of each series affected:

•	change the stated maturity or reduce the principal amount or the rate of interest, or extend the time for payment of interest of any debt security or any premium payable upon the redemption of any debt security, or change the stated maturity of, or reduce the amount of the principal of a discount security that would be due and payable upon a declaration of acceleration of the maturity of a discount security or impair the right to institute suit for the enforcement of any payment on or after the due date thereof (including, in the case of redemption, on or after the redemption date), or alter any redemption provisions in a manner adverse to the holders of such series of debt securities;

•	reduce the percentage in principal amount of the outstanding debt securities of a series where the consent of the holder is required for any such amendment, supplemental indenture or waiver which is provided for in the indenture;

•	if applicable, adversely affect the right of a holder to convert any debt security;

•	modify any of the waiver provisions, except to increase any required percentage or to provide that certain other provisions of the indenture cannot be modified or waived without the consent of the holder of each outstanding debt security which would be affected; or

•	modify any provision described in the prospectus supplement as requiring the consent of each affected holder of debt securities.

A modification that changes or eliminates any covenant or other provision of the indenture with respect to one or more particular series of debt securities, or that modifies the rights of the holders of debt securities of a series with respect to such covenant or other provision, shall be deemed not to affect the rights under the indenture of the holders of debt securities of any other series.

The indenture provides that the holders of not less than a majority in aggregate principal amount of the then outstanding debt securities of any series, by notice to the relevant trustee, may on behalf of the holders of the debt securities of such series waive any default and its consequences under the indenture, except (1) a continuing default in the payment of interest on, premium, if any, or the principal of, any such debt security held by a nonconsenting holder or (2) a default in respect of a covenant or provision of the indenture which cannot be modified or amended without the consent of the holder of each outstanding debt security of each series affected.

Defeasance of Debt Securities or Certain Covenants in Certain Circumstances

Defeasance and Discharge.    The indenture provides that we may be discharged from any and all obligations under any debt securities other than:

•	certain obligations to pay additional amounts, if any, upon the occurrence of certain tax, assessment or governmental charge events regarding payments on debt securities;

•	to register the transfer of debt securities;

•	to permit temporary debt securities to be exchanged for definitive debt securities;

•	to replace stolen, lost or mutilated debt securities; or

•	to maintain paying agencies and to hold money for payment in trust.

We may only defease and discharge all of our obligations under the debt securities of any series if:

•	we irrevocably deposit with the trustee, in trust, the amount, as certified by an officers’ certificate, of money and/or U.S. government obligations that, through the payment of interest and principal in respect thereof in accordance with their terms, will be sufficient to pay and discharge each installment of principal and premium, if any and any interest on, and any mandatory sinking fund payments in respect of, the debt securities of such series on the dates such payments are due; and

•	we deliver to the trustee an opinion of counsel or a ruling from the United States Internal Revenue Service, in either case to the effect that holders of the debt securities of such series will not recognize income, gain or loss for United States federal income tax purposes as a result of such deposit, defeasance and discharge.

Defeasance of Certain Covenants.    Upon compliance with certain conditions, we may omit to comply with certain restrictive covenants contained in the indenture or in the applicable prospectus supplement or any other restrictive covenant relating to any series of debt securities provided for in a board resolution or supplemental indenture which by its terms may be defeased pursuant to the terms of such series of debt securities. Any omission to comply with such covenants shall not constitute a default or event of default with respect to any such debt securities. In that event, you would lose the protection of these covenants, but would gain the protection of having money and/or U.S. government obligations set aside in trust to repay the series of debt securities. We may only defease any covenants if, among other requirements:

•	we irrevocably deposit with the trustee money and/or U.S. government obligations that, through the payment of interest and principal in respect to such obligations, in accordance with their terms, will provide money in an amount, as certified by an officers’ certificate, sufficient to pay principal, premium, if any, and any interest on and any mandatory sinking fund payments in respect of the debt securities of such series on the dates such payments are due; and

•	we deliver to the trustee an opinion of counsel or a ruling from the United States Internal Revenue Service to the effect that the holders of the debt securities of such series will not recognize income, gain or loss, for United States federal income tax purposes, as a result of the covenant defeasance.

Limited Liability of Certain Persons

The indenture provides that none of our past, present or future stockholders, incorporators, employees, officers or directors, or of any successor corporation or any of our affiliates shall have any personal liability in respect of our obligations under the indenture or the debt securities by reason of his, her or its status as such stockholder, incorporator, employee, officer or director.

Mandatory Disposition Pursuant to Gaming Laws

The indenture provides that each holder and beneficial owner, by accepting any of the debt securities subject thereto, shall be deemed to have agreed that if the gaming authority of any jurisdiction of which we or any of our subsidiaries conducts or proposes to conduct gaming, requires that a person who is a holder or the beneficial owner of the debt securities be licensed, qualified or found suitable under applicable gaming laws, such holder or beneficial owner, as the case may be, shall apply for a license, qualification or a finding of suitability within the required time period. If such person fails to apply or become licensed or qualified or is found unsuitable, we shall have the right, at our option:

•	to require such person to dispose of its debt securities or beneficial interest therein within 30 days of receipt of notice of our election or such earlier date as may be requested or prescribed by such gaming authority; or

•	to redeem such debt securities at a redemption price equal to 100% of the principal amount thereof, plus accrued and unpaid interest, if any, to the earlier of the redemption date or the date of the finding of unsuitability, which may be less than 30 days following the notice of redemption if so requested or prescribed by the applicable gaming authority or such lesser amount as may be required by applicable law or by order of any gaming authority.

We shall notify the trustee in writing of any such redemption as soon as practicable. We shall not be responsible for any costs or expenses any such holder may incur in connection with its application for a license, qualification or a finding of suitability.

Conversion Rights

The terms and conditions, if any, upon which the debt securities are convertible into common stock or other securities or property will be set forth in the applicable prospectus supplement. Such terms will include the conversion price (or manner of its calculation), the conversion period, provisions as to whether conversion will be at our option or at the option of the holders, the events requiring an adjustment of the conversion price and provisions affecting conversion in the event of the redemption of such debt securities.

Guarantee

Under our indenture, one or more of our subsidiaries may be a guarantor and may “guarantee” the performance and punctual payment when due, whether at stated maturity, by acceleration or otherwise, of all of our obligations under the debt securities of any series and the indenture. The liability of the guarantors will be independent of and not in consideration of or contingent upon our liability or any other party obligated under the debt securities or the indenture. A separate action or actions may be brought or prosecuted against us or any other party obligated under the debt securities or the indenture whether or not we or any other party obligated under the debt securities or the indenture are joined in any such action or actions. However, any guarantee will be limited to an amount not to exceed the maximum amount that can be guaranteed by the guarantor without rendering the guarantee, as it relates to such guarantor, original issue discountable under Section 548 of the Federal Bankruptcy Code or any applicable provision of comparable state law. Each guarantee will be a continuing guarantee and will remain in full force and effect until payment in full of all of the guaranteed obligations.

The following of our subsidiaries may be guarantors of the debt securities: Belterra Resort Indiana, LLC; Biloxi Casino Corp.; Boomtown, Inc.; Boomtown Hotel & Casino, Inc.; Casino Magic Corp.; Casino One Corporation; Crystal Park Hotel and Casino Development Company, LLC; HP/Compton, Inc.; Louisiana-I Gaming, a Louisiana Partnership in Commendam; Louisiana Gaming Enterprises, Inc.; Ogle Haus, LLC; PNK (Bossier City), Inc.; PNK (Lake Charles), LLC; PNK Development 1, Inc.; PNK Development 2, Inc.; PNK Development 3, Inc.; and St. Louis Casino Corp.

Payment, Paying and Transfer Agents

We covenant and agree, for the benefit of each series of debt securities, that we will duly and punctually pay the principal of, premium, if any, and any interest on the debt securities in accordance with the terms of the debt securities and the indenture. We will maintain an office or agency where debt securities of that series may be presented or surrendered for payment, where debt securities of that series may be surrendered for registration of transfer or exchange and where notices and demands to or upon us in respect of the debt securities of that series and the indenture may be served.

Global Securities

The debt securities of any series may be issued in whole or in part in the form of one or more global securities that will be deposited with, or on behalf of, a depositary identified in the applicable prospectus supplement relating to such series. Global securities will be in registered form and may be issued in either temporary or permanent form. The specific terms of the depositary arrangement regarding a series of debt securities will be described in the applicable prospectus supplement relating to such series.

DESCRIPTION OF PREFERRED STOCK AND

DEPOSITARY SHARES

This section describes the general terms and provisions of the preferred stock that we may offer by this prospectus. The applicable prospectus supplement will describe the specific terms of the series of preferred stock then offered, and the terms and provisions described in this section will apply only to the extent not superseded by the terms of the applicable prospectus supplement.

This section is only a summary of the preferred stock that we may offer. We urge you to read carefully our certificate of incorporation and the certificate of designation we will file in relation to an issue of any particular series of preferred stock before you buy any preferred stock.

Preferred Stock

Our certificate of incorporation permits us to issue, without prior permission from our stockholders, up to 250,000 shares of our $1.00 par value preferred stock. As of June 30, 2002, none of our preferred stock was issued and outstanding.

Terms of Future Series of Preferred Stock

Our board of directors may, without further action of the stockholders, issue undesignated preferred stock in one or more classes or series. Any undesignated preferred stock issued by us may:

•	rank prior to our common stock as to dividend rights, liquidation preference or both;

•	have full or limited voting rights; and

•	be convertible into shares of common stock or other securities.

The powers, designations, preferences and relative, participating, optional or other special rights, and qualifications, limitations or restrictions, including dividend rights, voting rights, conversion rights, terms of redemption and liquidation preferences, of the preferred stock of each series will be fixed or designated by our board of directors pursuant to a certificate of designation. We will describe in the applicable prospectus supplement the specific terms of a particular series of preferred stock, which may include the following:

•	the maximum number of shares in the series;

•	the designation of the series;

•	the terms of any voting rights of the series;

•	the dividend rate, if any, on the shares of such series, the conditions and dates upon which such dividends will be payable, the preference or relation which such dividends will bear to the dividends payable on any other class or classes or on any other series of capital stock, and whether such dividends will be cumulative or non-cumulative;

•	whether the shares of such series will be redeemable by us and, if so, the times, prices and other terms and conditions of such redemption;

•	the rights of the holders of shares of such series upon the liquidation, dissolution or winding up of our company;

•	whether or not the shares of such series will be subject to the operation of a retirement or sinking fund and, if so, the extent to and manner in which any such retirement or sinking fund shall be applied to the purchase or redemption of the shares of such series for retirement or to other corporate purposes and the terms and provisions relative to the operation thereof;

•	whether or not the shares of such series shall be convertible into, or exchangeable for, (a) our debt securities, (b) shares of any other class or classes of stock of our company, or of any other series of the same or different class of stock, or (c) shares of any class or series of stock of any other corporation, and if so convertible or exchangeable, the price or prices or the rate or rates of conversion or exchange and the method, if any, of adjusting the same;

•	while any shares of such series are outstanding, the limitations and restrictions, if any, upon the payment of dividends or making of other distributions on, and upon the purchase, redemption or other acquisition by our company of, our common stock, or any other class or classes of stock of our company ranking junior to the shares of such series either as to dividends or upon liquidation;

•	the conditions or restrictions, if any, upon the creation of indebtedness of our company or upon the issue of any additional stock, including additional shares of such series or of any other series or of any other class, ranking on a parity with or prior to the shares of such series as to dividends or distribution of assets on liquidation, dissolution or winding up;

•	whether fractional interests in shares of the series will be offered in the form of depositary shares as described below under “—Depositary Shares;”

•	any other preference or provision and relative, participating, optional or other special rights or qualifications, limitations or restrictions thereof; and

•	our ability to modify the rights of holders otherwise than by a vote of a majority or more of the series outstanding.

The preferred stock will, when issued, be fully paid and non-assessable. We will select the transfer agent, registrar and dividend disbursement agent for a series of preferred stock and will describe its selection in the applicable prospectus supplement. The registrar for shares of preferred stock will send notices to stockholders of any meetings at which holders of the preferred stock have the right to elect directors of our company or to vote on any other matter of our company.

Although we have no present plans to issue any shares of preferred stock, any issuance of shares of preferred stock, or the issuance of rights to purchase preferred shares, may have the effect of delaying, deferring or preventing a change of control in our company or an unsolicited acquisition proposal. The issuance of preferred stock also could decrease the amount of earnings and assets available for distribution to the holders of common stock or could adversely affect the rights and powers, including voting rights, of the holders of common stock.

Depositary Shares

This section describes the general terms and provisions of the depositary shares we may offer. The applicable prospectus supplement will describe the specific terms of the depositary shares offered through that prospectus supplement, including, but not limited to, the title of the depositary shares and the deposited security, the amount of deposited securities represented by one depositary share and any general terms outlined in this section that will not apply to those depositary shares.

We have summarized certain terms and provisions of the depositary agreement, the depositary shares and the depositary receipts in this section. The summary is not complete. We will file with the SEC, upon an offering of depositary shares, the form of depositary agreement, including the form of depositary receipt, both of which will be incorporated herein. You should read the forms of depositary agreement and depositary receipt relating to a series of preferred stock for additional information before you buy any depositary shares that represent preferred stock of such series.

General.    We may offer fractional interests in preferred stock rather than full shares of preferred stock. If this occurs, we will provide for the issuance by a depositary to the public of receipts for depositary shares, each of which will represent a fractional interest in a share of a particular series of preferred stock.

The stock of any series of preferred stock underlying the depositary shares will be deposited under a separate depositary agreement between us and a depositary. For these purposes, the depositary will be a bank or trust company having its principal office in the United States and having a combined capital and surplus of at least $50 million. We will name the depositary and give the address of its principal executive office in the applicable prospectus supplement. Subject to the terms of the depositary agreement, each owner of a depositary share will have a fractional interest in all the rights and preferences of the preferred stock underlying such depositary shares. Those rights include any dividend, voting, redemption, conversion and liquidation rights.

The depositary shares will be evidenced by depositary receipts issued under the depositary agreement. If you purchase fractional interests in shares of the related series of preferred stock, you will receive depositary receipts as described in the applicable prospectus supplement. While the final depositary receipts are being prepared, we may order the depositary to issue temporary depositary receipts substantially identical to the final depositary receipts in final form. The holders of the temporary depositary receipts will be entitled to the same rights as if they held the depositary receipts although not in final form. Holders of the temporary depositary receipts can exchange them for the final depositary receipts at our expense.

If you surrender depositary receipts at the principal office of the depositary, unless the related depositary shares have previously been called for redemption, you will not be entitled to receive at such office the number of shares of preferred stock and any money or other property represented by such depositary shares. We will not issue partial shares of preferred stock. If you deliver depositary receipts evidencing a number of depositary shares that represent more than a whole number of shares of preferred stock, the depositary will issue you a new depositary receipt evidencing such excess number of depositary shares at the same time that the shares of preferred stock are withdrawn. Holders of preferred stock received in exchange for depositary shares will no longer be entitled to deposit such shares under the depositary agreement or to receive depositary shares in exchange for such preferred stock.

Dividends and Other Distributions.    The depositary will distribute all cash dividends or other distributions received with respect to the preferred stock to the record holders of depositary shares representing the preferred stock in proportion to the number of depositary shares owned by the holders on the relevant record date. The depositary will distribute only the amount that can be distributed without attributing to any holder of depositary shares a fraction of one cent. The balance not distributed will be added to and treated as part of the next sum received by the depositary for distribution to record holders of depositary shares.

If there is a distribution other than in cash, the depositary will distribute property to the holders of depositary shares, unless the depositary determines that it is not feasible to make such distribution. If this occurs, the depositary may, with our approval, sell the property and distribute the net proceeds from the sale to the holders of depositary shares.

The depositary agreement will also contain provisions relating to how any subscription or similar rights offered by us to the holders of the preferred stock will be made available to the holders of depositary shares.

Conversion and Exchange.    If any series of preferred stock underlying the depositary shares is subject to conversion or exchange, the applicable prospectus supplement will describe the rights or obligations of each record holder of depositary receipts to convert or exchange the depositary shares.

Redemption of Depositary Shares.    If the series of the preferred stock underlying the depositary shares is subject to redemption, the depositary shares will be redeemed from the redemption proceeds, in whole or in part, of such series of the preferred stock held by the depositary. The depositary will mail notice of redemption between 30 to 60 days prior to the date fixed for redemption to the record holders of the depositary shares to be redeemed at their addresses appearing in the depositary’s records. The redemption price per depositary share will bear the same relationship to the redemption price per share of preferred stock that the depositary share bears to the underlying preferred share. Whenever we redeem preferred stock held by the depositary, the depositary will redeem, as of the same redemption date, the number of depositary shares representing the preferred stock redeemed. If less than all the depositary shares are to be redeemed, the depositary shares to be redeemed will be selected by lot or pro rata as determined by the depositary.

After the date fixed for redemption, the depositary shares called for redemption will no longer be outstanding. When the depositary shares are no longer outstanding, all rights of the holders will cease, except the right to receive money or other property that the holders of the depositary shares were entitled to receive upon such redemption. Such payments will be made when holders surrender their depositary receipts to the depositary.

Voting the Preferred Stock.    Upon receipt of notice of any meeting at which the holders of the preferred stock are entitled to vote, the depositary will mail information about the meeting contained in the notice to the record holders of the depositary shares relating to such preferred stock. Each record holder of such depositary shares on the record date, which will be the same date as the record date for the preferred stock, will be entitled to instruct the depositary as to how the preferred stock underlying the holder’s depositary shares should be voted.

The depositary will try, if practical, to vote the number of shares of preferred stock underlying the depositary shares according to the instructions received. We will agree to take all action requested and deemed necessary by the depositary in order to enable the depositary to vote the preferred stock in that manner. The depositary will not vote any preferred stock for which it does not receive specific instructions from the holder of the depositary shares relating to such preferred stock.

Taxation.    Provided that each obligation in the depositary agreement and any related agreement is performed in accordance with its terms, owners of depositary shares will be treated for United States federal income tax purposes as if they were owners of the shares of preferred stock represented by the depositary shares. Accordingly, for United States federal income tax purposes they will have the income and deductions to which they would be entitled if they were holders of the preferred stock. In addition:

•	no gain or loss will be recognized for United States federal income tax purposes upon withdrawal of preferred stock in exchange for depositary shares as provided in the depositary agreement;

•	the tax basis of each share of preferred stock to an exchanging owner of depositary shares will, upon the exchange, be the same as the aggregate tax basis of the depositary shares exchanged for such preferred stock; and

•	the holding period for the preferred stock, in the hands of an exchanging owner of depositary shares who held the depositary shares as a capital asset at the time of the exchange, will include the period that the owner held such depositary shares.

Amendment and Termination of the Depositary Agreement.    The form of depositary receipt evidencing the depositary shares and any provision of the depositary agreement may be amended by agreement between our company and the depositary at any time. However, any amendment that materially and adversely alters the rights of the existing holders of depositary shares will not be effective unless approved by the record holders of at least a majority of the depositary shares then outstanding. A depositary agreement may be terminated by us or the depositary only if:

•	all outstanding depositary shares relating to the depositary agreement have been redeemed; or

•	there has been a final distribution on the preferred stock of the relevant series in connection with the liquidation, dissolution or winding up of the business, and the distribution has been distributed to the holders of the related depositary shares.

Charges of Depositary.    We will pay all transfer and other taxes and governmental charges arising solely from the existence of the depositary arrangements. We will pay associated charges of the depositary for the initial deposit of the preferred stock and any redemption of the preferred stock. Holders of depositary shares will pay transfer and other taxes and governmental charges and any other charges that are stated to be their responsibility in the depositary agreement.

Miscellaneous.    We will forward to the holders of depositary shares all reports and communications that we must furnish to the holders of the preferred stock.

Neither the depositary nor we will be liable if the depositary is prevented or delayed by law or any circumstance beyond its control in performing its obligations under the depositary agreement. Our obligations and the depositary’s obligations under the depositary agreement will be limited to performance in good faith of duties set forth in the depositary agreement. Neither the depositary nor we will be obligated to prosecute or defend any legal proceeding connected with any depositary shares or preferred stock unless satisfactory indemnity is furnished to us or the depositary. We and the depositary may rely upon written advice of counsel or accountants, or information provided by persons presenting preferred stock for deposit, holders of depositary shares or other persons believed to be competent and on documents believed to be genuine.

Resignation and Removal of Depositary.    The depositary may resign at any time by delivering notice to us. We also may remove the depositary at any time. Resignations or removals will take effect upon the appointment of a successor depositary and its acceptance of the appointment. The successor depositary must be appointed within 60 days after delivery of the notice of resignation or removal and must be a bank or trust company having its principal office in the United States and having a combined capital and surplus of at least $50 million.

DESCRIPTION OF COMMON STOCK

Our authorized common stock consists of 40,000,000 shares of common stock, par value $.10 per share. As of June 30, 2002, 25,910,812 shares of common stock were issued and outstanding and held of record by approximately 2,898 stockholders. The following description of our common stock and provisions of our certificate of incorporation and restated bylaws are only summaries, and we encourage you to review complete copies of our certificate of incorporation and restated bylaws, which we have previously filed with the SEC.

The holders of our common stock are entitled to one vote for each share of the common stock on all matters voted on by such stockholders, including elections of directors and, except as otherwise required by law or provided in any resolution adopted by our board of directors with respect to any series of preferred stock, the holders of the common stock exclusively possess all voting power. Subject to any preferential rights of any outstanding series of preferred stock designated by the board of directors from time to time, the holders of the common stock are entitled to dividends from the funds legally available therefor, and upon liquidation are entitled to receive pro rata all of our assets available for distribution to such holders after distribution in full of the preferential amount to be distributed to holders of shares of preferred stock. All outstanding shares of the common stock are validly issued, fully paid and nonassessable. The common stock has no preemptive or conversion rights or other subscription rights and there are no sinking fund or, except as described below under the heading “Delaware Anti-Takeover Law and Certain Certificate of Incorporation and Bylaw Provisions,” redemption provisions applicable to the common stock.

The rights and privileges of our common stock may be subordinate to the rights and preferences of any of our preferred stock.

Our common stock is traded on the New York Stock Exchange under the symbol “PNK”.

Delaware Anti-Takeover Law and Certain Certificate of Incorporation and Bylaw Provisions

The provisions of Delaware law, and of our certificate of incorporation and restated bylaws may have the effect of delaying, deferring or discouraging another person from acquiring control of our company, including takeover attempts that might result in a premium over the market price for the shares of common stock.

Delaware Law

Our company has not expressly elected not to be governed by the provisions of Section 203 of the Delaware corporate law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a business combination with an interested stockholder for a three-year period following the time that this stockholder becomes an interested stockholder, unless the business combination is approved in a prescribed manner.

Certificate of Incorporation and Restated Bylaw Provisions

General

Under our restated bylaws, any vacancy on our board of directors, however occurring, including a vacancy resulting from an enlargement of our board, may only be filled by vote of a majority of our directors then in office, even if less than a quorum. The limitations on the filling of vacancies could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, control of us.

Our restated bylaws also provide that any action required or permitted to be taken by our stockholders at an annual meeting or special meeting of stockholders may be taken by written consent in lieu of a meeting. Our restated bylaws further provide that special meetings of the stockholders may only be called by the chairman of the board of directors or by a majority of the board of directors. Our restated bylaws provide that stockholders at an annual meeting may only consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of the board or by a stockholder who was a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has given to our corporate secretary timely written notice, in proper form, of the stockholder’s intention to bring that proposal or nomination before the meeting. In addition to some other applicable requirements, for a stockholder proposal or nomination to be properly brought before an annual meeting by a stockholder, the stockholder generally must have given notice in proper written form to the corporate secretary not less than 90 days nor more than 120 days prior to the anniversary date of the immediately preceding annual meeting of stockholders. Although our restated bylaws do not give the board of directors the power to approve or disapprove stockholder nominations of candidates or proposals regarding other business to be conducted at annual meeting, our restated bylaws may have the effect of precluding the consideration of some business at a meeting if the proper procedures are not followed or may discourage or deter a potential acquiror from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of us.

The Delaware corporate law provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation’s certificate of incorporation or bylaws or to approve mergers, consolidations or the sale of all or substantially all its assets, unless a corporation’s certificate of incorporation or bylaws, as the case may be, requires a greater percentage. Our restated bylaws may be amended or repealed by a majority vote of the board of directors, subject to any limitations set forth in the restated bylaws, and may also be amended by the stockholders by the affirmative vote of the holders of at least two-thirds of the outstanding voting power of our capital stock issued and outstanding and entitled to vote generally in the election of directors. The two-thirds stockholder vote would be in addition to any separate class vote that might in the future be required pursuant to the terms of any series of preferred stock that might be outstanding at the time any of these amendments are submitted to stockholders.

Our certificate of incorporation authorizes the board of directors to issue, without stockholder approval, preferred stock with such terms as our board may determine.

Suitability Requirements

In addition to the foregoing, our certificate of incorporation requires that if a person owns or controls our securities or the securities of our affiliated companies and is determined by a gaming authority to be unsuitable to own or control such securities, or in the sole discretion of our board of directors, is deemed likely to jeopardize our right to conduct gaming activities in any of the jurisdictions in which we conduct gaming activities, we may redeem, and if required by a gaming authority, shall redeem, his securities to the extent required by the government gaming authority or deemed necessary or advisable by us.

If a gaming authority requires us, or if we deem it necessary or advisable, to redeem such securities, we will serve notice on the holder who holds securities subject to redemption and will call for the redemption of the securities of such holder at a redemption price equal to that required to be paid by the gaming authority making the finding of unsuitability, of if such gaming authority does not require a certain price per share to be paid, a sum deemed reasonable by us, which in our discretion may include the original purchase price per share of such securities. The redemption price may be paid in cash, by promissory note, or both, as required by the applicable gaming authority and, if not so required, as we elect. Unless the gaming authority requires otherwise, the redemption price will in no event exceed:

(1)  the closing sales price of the securities on the national securities exchange on which such shares are then listed on the date the notice of redemption is delivered to the person who has been determined to be unsuitable, or

(2)  if such shares are not then listed for trading on any national securities exchange, then the closing sales price of such shares as quoted in the NASDAQ National Market System, or

(3)  if the shares are not then so quoted, then the mean between the representative bid and the ask price as quoted by NASDAQ or another generally recognized reporting system.

The foregoing is not a complete summary of all of the suitability requirements and other gaming law requirements contained in our certificate of incorporation. Please refer to the complete text of our certificate of incorporation filed as an exhibit to the registration statement of which this prospectus is a part.

Limitations of Liability and Indemnification of Directors and Officers

Our certificate of incorporation limits the liability of directors to us and our stockholders. Specifically, a director will not be personally liable for monetary damages for breach of fiduciary duty as a director, except for liability:

•	for any breach of the director’s duty of loyalty to us or our stockholders;

•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law;

•	under Section 174 of the Delaware General Corporation Law, which concerns unlawful payments of dividends, stock purchases or redemptions; or

•	for any transaction from which the director derived an improper personal benefit.

Our certificate of incorporation provides that we will indemnify our officers and directors to the fullest extent permitted by the Delaware General Corporation Law, and our restated bylaws provide that we will indemnify and advance expenses to our officers and directors to the fullest extent permitted by the Delaware General Corporation Law, as it now exists or may in the future be amended, against all expenses and liabilities reasonably incurred in connection with their service for or on behalf of our company. We believe that these provisions will assist us in attracting and retaining qualified individuals to serve as directors and officers.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company.

DESCRIPTION OF WARRANTS

We may issue common stock warrants for the purchase of our common stock. Warrants may be issued independently or together with any debt securities or common stock offered by any prospectus supplement and may be attached to or separate from those debt securities or common stock.

Each series of warrants will be issued under a separate warrant agreement to be entered into between us and a bank or trust company, as warrant agent. The warrant agent will act solely as our agent in connection with warrant certificates evidencing the warrants. The warrant agent will not assume any obligation or relationship of agency or trust for or with any holders of warrant certificates or beneficial owners of warrants.

As of June 30, 2002, there were no warrants outstanding to purchase our common stock.

The following description summarizes the general terms of the form of warrant agreement and warrant certificate which we will file as exhibits to the registration statement of which this prospectus forms a part upon our offering of warrants. You should read the warrant agreement and warrant certificate for provisions summarized below and others that may be important to you.

General

The prospectus supplement relating to a particular series of warrants will include the specific terms of the series, including, where applicable, the following:

•	the title and aggregate number of the warrants;

•	the offering price;

•	the number of shares of common stock purchasable upon the exercise of a Warrant;

•	the exercise price or manner of determining the exercise price, the manner in which the exercise price may be paid, including the currency or currency units in which the price may be payable, and any minimum number of warrants exercisable at one time;

•	when the warrants become exercisable and the expiration date;

•	the terms of any right of ours to redeem or call the warrants;

•	the terms of any right of ours to accelerate the exercisability of the warrants;

•	where the warrant certificates may be transferred and exchanged;

•	whether the warrants are to be issued with common stock or debt securities and, if so, the number and terms of any such offered securities;

•	the date, if any, on and after which the warrants and the related shares of common stock or debt securities will be separately transferable;

•	United States federal income tax consequences applicable to the warrants; and

•	any other terms of the warrants, including terms, procedures and limitations relating to exchange and exercise of the warrants.

Transfers and Exchange

Warrant certificates may be exchanged for new warrant certificates of different denominations, may, if in registered form, be presented for registration of transfer, and may be exercised at the corporate trust office of the warrant agent. We may specify other offices where these activities may be conducted in a prospectus supplement. No service charge will be made for any permitted transfer or exchange of warrant certificates, but holders must pay any tax or other applicable governmental charge. Before the exercise of any warrants, holders of the warrants will not have any of the rights of holders of the common stock purchasable upon exercise. This means holders of warrants will not have the right to receive payments of dividends, if any, on the common stock purchasable upon such exercise or to exercise any applicable right to vote.

Exercise

Each warrant will entitle its holder to purchase the number of shares of common stock at the exercise price that is set forth in, or calculable from, the applicable prospectus supplement. Holders will be able to exercise warrants at any time up to the time on the expiration date set forth in the applicable prospectus supplement. After that time, or a later date to which such expiration date may be extended by us, unexercised warrants will become void.

Holders will be able to exercise warrants by delivering to the warrant agent at its corporate trust office warrant certificates properly completed and paying the exercise price. As soon as practicable after such delivery, we will issue and deliver to the indicated holder the shares of common stock issuable upon that exercise. If fewer than all of the warrants represented by a warrant certificate are exercised, we will issue a new warrant certificate for the remaining number of warrants. The holder of a warrant must pay any tax or other governmental charge imposed in connection with the issuance of underlying common stock purchased upon exercise of a warrant.

Modifications

The warrant agreements and the terms of the warrants may be modified or amended by us and the warrant agent, without the consent of any holder, for the purpose of curing any ambiguity, or of curing, correcting or supplementing any defective or inconsistent provision contained therein, or in any other manner that we deem necessary or desirable and that will not materially adversely affect the interests of the holders of the warrants.

Together with the warrant agent, we may also modify or amend the warrant agreement and the terms of the warrants with the consent of a majority of the holders of the then outstanding unexercised warrants affected thereby. No modification or amendment of that type that accelerates the expiration date, increases the exercise price, reduces the number of outstanding warrants required for consent of any such modification or amendment, or otherwise materially adversely affects the rights of the holders of the warrants may be made without the consent of each holder affected thereby.

Warrant Adjustments

The terms and conditions on which the exercise price of and/or the number of shares of our common stock covered by a Warrant are subject to adjustment will be set forth in the warrant certificate and the applicable prospectus supplement. Such terms may include:

•	provisions for adjusting the exercise price and/or the number of shares of our common stock covered by the Warrant;

•	the events requiring an adjustment;

•	the events upon which we may, in lieu of making an adjustment, make proper provisions so that the holder of the warrant, upon its exercise, would be treated as if the holder had exercised the warrant prior to the occurrence of the events; and

•	provisions affecting exercise in the event of certain events affecting our common stock.

GOVERNMENT REGULATION AND GAMING ISSUES

The ownership and operation of gaming companies are subject to extensive regulation. In particular, Indiana, Louisiana, Mississippi, Nevada, California and Argentina have regulations affecting the operation of our gaming business and the ownership and disposition of our securities, including the securities offered pursuant to this prospectus. We summarize these regulations below.

Our certificate of incorporation requires that anyone who owns or controls our securities must comply with gaming regulations governing their “suitability” as investors. These provisions apply to all the securities offered using this prospectus. Any purchaser or holder of securities that we or the selling stockholder have offered using this prospectus shall be deemed to have agreed to such provisions. If a person owns or controls our securities or the securities of our affiliated companies and is determined by a gaming authority to be unsuitable to own or control such securities, or in the sole discretion of our board of directors, is deemed likely to jeopardize our right to conduct gaming activities in any of the jurisdictions in which we conduct gaming activities, we may redeem, and if required by a gaming authority, shall redeem, his securities to the extent required by the gaming authority or deemed necessary or advisable by us.

If a gaming authority requires us, or if we deem it necessary or advisable, to redeem a holder’s securities, we will serve notice on the holder who holds the securities subject to redemption and will call for the redemption of the securities of such holder at a redemption price equal to that required to be paid by the gaming authority making the finding of unsuitability, of if such gaming authority does not require a certain price per share to be paid, a sum deemed reasonable by us. See the section of this prospectus entitled “Description of Common Stock—Certificate of Incorporation and Bylaw Provisions” for additional information about these suitability and redemption requirements.

Indiana.    The ownership and operation of riverboat casinos at Indiana-based sites are subject to extensive state regulation under the Indiana Riverboat Gaming Act (“Indiana Act”), as well as regulations which the Indiana Gaming Commission (the “Indiana Commission”) has adopted pertaining to the Indiana Act. The Indiana Act grants broad and pervasive regulatory powers and authorities to the Indiana Commission. The comprehensive regulations cover ownership, reporting, rules of game and operational matters; thus, the Indiana Act and regulations are significant to our prospects for successfully operating the Belterra facility. The Indiana Act has been challenged based on its constitutionality on two occasions. The Indiana Act was found constitutional on both occasions.

The Indiana Act authorizes the issuance of up to eleven Riverboat Owner’s Licenses to be operated from counties that are contiguous to the Ohio River, Lake Michigan and Patoka Lake. In October 2000, Belterra, the tenth riverboat, commenced operations. Five of the riverboats are in counties contiguous to the Ohio River and five are in counties contiguous to Lake Michigan. The Indiana Commission has not considered an application for a license to be sited in a county contiguous to Patoka Lake since Patoka Lake is a project of the U.S. Army Corps of Engineers (“Corps”) and the Corps has determined Patoka Lake is unsuitable for a riverboat project. A riverboat owner’s license is a revocable privilege and is not a property right under the Indiana Act.

An Indiana license entitles the licensee to own and operate one riverboat. A company may own 100% of one licensee and up to 10% of a second licensee. An Indiana riverboat owner’s license has an initial effective period of five years; thereafter, a license is subject to annual renewal. After the expiration of the initial license, the Indiana Commission will conduct a complete re-investigation every three years, but the Indiana Commission reserves the right to investigate licenses at any times it deems necessary. The Indiana Commission has broad discretion over the initial issuance of licenses and over the renewal, revocation, suspension, restriction and control of riverboat owner’s licenses. Belterra will be subject to a reinvestigation in 2003 to ensure it continues to be in compliance with the Indiana Act. Officers, directors and principal owners of the actual license holder and employees who are to work on the riverboat are subject to substantial disclosure requirements as a part of securing and maintaining necessary licenses.

Contracts to which Belterra is party are subject to disclosure and approval processes imposed by the regulations. A riverboat owner’s licensee may not enter into or perform any contract or transaction in which it transfers or receives consideration which is not commercially reasonable or which does not reflect the fair market value of the goods or services rendered or received. All contracts are subject to disapproval by the Indiana Commission. Suppliers of gaming equipment and materials must also be licensed under the Indiana Act.

Licensees are statutorily required to disclose to the Indiana Commission the identity of all directors, officers and persons holding direct or indirect beneficial interests of 1% or greater. The Indiana Commission also requires a broad and comprehensive disclosure of financial and operating information on licensees and their principal officers, and their parent corporations and other upstream owners. The Indiana Act prohibits contributions to a candidate for a state, legislative, or local office, or to a candidate’s committee or to a regular party committee by the holder of a riverboat owner’s license or a supplier’s license, by an officer of a licensee, by an officer of a person that holds at least a 1% interest in the licensee or by a person holding at least a 1% interest in the licensee. The prohibition against political contributions extends for three years following a change in the circumstances that resulted in the prohibition. The Indiana Commission has promulgated a rule requiring the quarterly reporting of such licensees, officers, and persons.

In June 2002, the Indiana General Assembly authorized riverboats to either continue conducting excursions or to implement a flexible boarding schedule or dockside gaming. Belterra began dockside operation on August 1, 2002.

Under the Indiana Act, “Adjusted gross receipts” (“AGR”) means the total of all cash and property received from gaming less cash paid out as winnings and uncollectible gaming receivables (not to exceed 2%). A wagering tax of 22.5% is imposed on those riverboats that continue to conduct excursions. Those riverboats electing to operate dockside will be subject to the following graduated wagering tax based on a state fiscal year (July 1 of one year through June 30 of the following year):

•	15% of the first $25 million of AGR.
•	20% of AGR in excess of $25 million, but not exceeding $50 million.
•	25% of AGR in excess of $50 million, but not exceeding $75 million.
•	30% of AGR in excess of $75 million, but not exceeding $150 million.
•	35% of AGR in excess of $150 million.

The Indiana Act also prescribes an additional tax for admissions, based on $3 per person. Those riverboats conducting excursions must pay the admissions on a passenger per excursion basis which requires payment of the admission tax on carryover patrons. Those riverboats conducting dockside operations pay the admission tax on each person admitted to the riverboat. The carryover patron calculation is, thus, eliminated with the commencement of dockside operations.

Real Property taxes are imposed on riverboats at rates determined by local taxing authorities. Income to us from Belterra is subject to the Indiana gross income tax, the Indiana adjusted gross income tax and the Indiana supplemental corporate net income tax. Sales on a riverboat and at related resort facilities are subject to applicable use, excise and retail taxes. The Indiana Act requires a riverboat owner licensee to directly reimburse the Indiana Commission for the costs of inspectors and agents required to be present while authorized gaming is conducted.

Through the establishment of purchasing goals, the Indiana Act encourages minority and women’s business enterprise participation in the riverboat gaming industry. Each riverboat licensee must establish goals of expending at least 10% of total dollar value of the licensee’s qualified contracts for goods and services with minority business enterprises and 5% with women business enterprises. The Indiana Commission may suspend, limit or revoke the owner’s license or impose a fine for failure to comply with the statutory goals. The Indiana Commission has indicated it will be vigilant in monitoring attainment of these goals. We are currently in compliance with such purchasing goals, but have failed to achieve these goals at various times in the past. We have adopted an Action Plan to insure compliance with the purchasing goals. The Action Plan has been reviewed and approved by the Indiana Commission.

Minimum and maximum wagers on games on the riverboat are left to the discretion of the licensee. Wagering may not be conducted with money or other negotiable currency. There are no statutory restrictions on extending credit to patrons; however, the matter of credit continues to be a matter of potential legislative action.

If an institutional investor acquires 5% or more of any class of voting securities of a holding company of a licensee, the investor is required to notify the Indiana Commission and to provide additional information, and may be subject to a finding of suitability. Institutional investors who acquire 15% or more of any class of voting securities are subject to a finding of suitability. Any other person who acquired 5% or more of any class of voting securities of a holding company of a licensee is required to apply to the Indiana Commission for a finding of suitability. A riverboat licensee or an affiliate may not enter into a debt transaction of $1,000,000 or more without the approval of the Indiana Commission. The Indiana Commission has taken the position that a “debt transaction” includes increases in maximum amount available under reducing revolving credit facilities. A riverboat owner licensee or any other person may not lease, hypothecate, borrow money against or loan money against or otherwise securitize a riverboat owner’s license.

A licensee, or its parent company, that is publicly traded must notify the Indiana Commission of a public offering that will be registered with the SEC. The licensee must notify the Indiana Commission within 10 business days of the initial filing of a registration statement with the SEC. An ownership interest in a licensee may only be transferred in accordance with the Indiana Act and rules promulgated thereunder.

The Indiana Commission has promulgated a rule that prohibits distributions, excluding distributions for the payment of taxes, by a licensee to its partners, shareholders, itself or any affiliated entity if the distribution would impair the financial viability of the riverboat gaming operation. The Indiana Commission has also promulgated a rule mandating licensees to maintain a cash reserve against defaults in gaming debts. The cash reserve must be equal to licensee’s average payout for a three-day period based on the riverboat’s performance the prior calendar year. The cash reserve can consist of cash on hand, cash maintained in Indiana bank accounts and cash equivalents not otherwise committed or obligated.

On April 11, 2002, we announced that the Indiana Commission had begun an investigation into our regulatory compliance at Belterra Casino Resort. The investigation was initiated as a result of allegations of harassment in a lawsuit filed by two former employees of Belterra Casino Resort. On August 5, 2002, we announced that we had executed a settlement with the Indiana Commission in connection with the matter. At the Indiana Commission meeting held July 29, 2002, we agreed, among other things, to pay a fine of $2.26 million, suspend gaming operations at Belterra Casino Resort for a three-day period beginning at 6:00 p.m. on October 6 to 12:01 p.m. on October 9, 2002, build a new 300 guest-room tower at the property within two years and establish a new compliance committee of our board of directors.

Louisiana.    The ownership and operation of a riverboat gaming vessel is subject to the Louisiana Riverboat Economic Development and Gaming Control Act (the “Louisiana Act”). As of May 1, 1996, gaming activities are regulated by the Louisiana Gaming Control Board (the “Board”). The Board is responsible for issuing the gaming license and enforcing the laws, rules and regulations relative to riverboat gaming activities. The Board is empowered to issue up to fifteen licenses to conduct gaming activities on a riverboat of new construction in accordance with applicable law. However, no more than six licenses may be granted to riverboats operating from any one designated waterway. An initial license to conduct gaming operations is valid for a term of five years. The Louisiana Act provides for successive five year renewals after the initial five year term.

The laws and regulations of Louisiana seek to: (i) prevent unsavory or unsuitable persons from having any direct or indirect involvement with gaming at any time or in any capacity; (ii) establish and maintain responsible accounting practices and procedures; (iii) maintain effective control over the financial practices of licensees, including establishing procedures for reliable record keeping and making periodic reports to the Board; (iv) prevent cheating and fraudulent practices; (v) provide a source of state and local revenues through fees; and (vi) ensure that gaming licensees, to the extent practicable, employ and contract with Louisiana residents, women and minorities. The Louisiana Act specifies certain restrictions and conditions relating to the operation of riverboat gaming, including, but not limited to, the following: (i) in parishes bordering the Red River, such as the our Casino Magic property in Bossier, gaming may be conducted dockside; however, prior to the passage of legislation legalizing dockside gaming effective April 1, 2001 in the 2001 Special Session of the Louisiana Legislature, in all other authorized locations such as Boomtown New Orleans, gaming is not permitted while a riverboat is docked, other than for forty-five minutes between excursions, unless dangerous weather or water conditions exist; (ii) prior to the passage of legislation legalizing dockside gaming effective April 1, 2001 in the 2001 Special Session of the Louisiana Legislature, each round trip riverboat cruise may not be less than three nor more than eight hours in duration, subject to specified exceptions; (iii) agents of the Board are permitted on board at any time during gaming operations; (iv) gaming devices, equipment and supplies may be purchased or leased from permitted suppliers; (v) gaming may only take place in the designated river or waterway; (vi) gaming equipment may not be possessed, maintained, or exhibited by any person on a riverboat except in the specifically designated gaming area, or a secure area used for inspection, repair, or storage of such equipment; (vii) wagers may be received only from a person present on a licensed riverboat; (viii) persons under 21 are not permitted in designated gaming areas; (ix) except for slot machine play, wagers may be made only with tokens, chips, or electronic cards purchased from the licensee aboard a riverboat; (x) licensees may only use docking facilities and routes for which they are licensed and may only board and discharge passengers at the riverboat’s licensed berth; (xi) licensees must have adequate protection and indemnity insurance; (xii) licensees must have all necessary federal and state licenses, certificates and other regulatory approvals prior to operating a riverboat; and (xiii) gaming may only be conducted in accordance with the terms of the license and the rules and regulations adopted by the Board.

No person may receive any percentage of the profits from our operations in Louisiana without first being found suitable. In March 1994, Boomtown New Orleans, its officers, key personnel, partners and persons holding a 5% or greater interest in the partnership were found suitable by the predecessor to the Board. In April 1996, the Board’s predecessor confirmed that Casino Magic Bossier’s officers, key personnel, partners and persons holding a 5% or greater interest in the corporation were suitable and authorized to acquire an existing licensee. In July 1999, the Board renewed Boomtown New Orleans’ license to conduct gaming operations. In May 2001, the Board renewed Casino Magic Bossier’s license to conduct gaming operations. A gaming license is deemed to be a privilege under Louisiana law and as such may be denied, revoked, suspended, conditioned or limited at any time by the Board. In issuing a license, the Board must find that the applicant is a person of good character, honesty and integrity and the applicant is a person whose prior activities, criminal record, if any, reputation, habits and associations do not pose a threat to the public interest of the State of Louisiana or to the effective regulation and control of gaming, or create or enhance the dangers of unsuitable, unfair or illegal practices, methods, and activities in the conduct of gaming or the carrying on of business and financial arrangements in connection therewith. The Board will not grant any licenses unless it finds that: (i) the applicant is capable of conducting gaming operations, which means that the applicant can demonstrate the capability, either through training, education, business experience, or a combination of the above, to operate a gaming casino; (ii) the proposed financing of the riverboat and the gaming operations is adequate for the nature of the proposed operation and from a source suitable and acceptable to the Board; (iii) the applicant demonstrates a proven ability to operate a vessel of comparable size, capacity and complexity to a riverboat in its application for a license; (v) the applicant designates the docking facilities to be used by the riverboat; (vi) the applicant shows adequate financial ability to construct and maintain a riverboat; (vii) the applicant has a good faith plan to recruit, train and upgrade minorities in all employment classifications; and (viii) the applicant is of good moral character.

The Board may not award a license to any applicant who fails to provide information and documentation to reveal any fact material to qualification or who supplies information which is untrue or misleading as to a material fact pertaining to the qualification criteria; who has been convicted of or pled nolo contendere to an offense punishable by imprisonment of more than one year; who is currently being prosecuted for or regarding whom charges are pending in any jurisdiction of an offense punishable by more than one year imprisonment; if any holder of 5% or more in the profits and losses of the applicant has been convicted of or pled guilty or nolo contendere to an offense which at the time of conviction is punishable as a felony.

The transfer of a license is prohibited; however, the sale, assignment, transfer, pledge, or disposition of securities which represent 5% or more of the total outstanding shares issued by a holder of a license may be transferred, subject to prior Board approval. A security issued by a holder of a license must generally disclose these restrictions.

Section 2501 of the regulations enacted by the Louisiana State Police Riverboat Gaming Division pursuant to the Louisiana Act (the “Regulations”) requires prior written approval of the Board of all persons involved in the sale, purchase, assignment, lease, grant or foreclosure of a security interest, hypothecation, transfer, conveyance or acquisition of an ownership interest (other than in a corporation) or economic interest of five percent (5%) or more in any licensee.

Section 2523 of the Regulations requires notification to and prior approval from the Board of the: (a) application for, receipt, acceptance or modification of a loan, the (b) use of any cash, property, credit, loan or line of credit, or the (c) guarantee or granting of other forms of security for a loan by a licensee or person acting on a licensee’s behalf. Exceptions to prior written approval include, without limitation, any transaction for less than $2,500,000 in which all of the lending institutions are federally regulated, the transaction modifies the terms of an existing, previously approved loan transaction, or if the transaction involves publicly registered debt and securities sold pursuant to a firm underwriting agreement.

The failure of a licensee to comply with the requirements set forth above may result in the suspension or revocation of that licensee’s gaming license. Additionally, if the Board finds that the individual owner or holder of a security of a corporate license or intermediary company or any person with an economic interest in a licensee is not qualified under the Louisiana Act, the Board may require, under penalty of suspension or revocation of the license, that the person not: (a) receive dividends or interest on securities of the corporation, (b) exercise directly or indirectly a right conferred by securities of the corporation, (c) receive remuneration or economic benefit from the licensee, or (d) continue in an ownership or economic interest in the licensee.

A licensee must periodically report the following information to the Board, which is not confidential and is to be available for public inspection: (a) the licensee’s net gaming proceeds from all authorized games; (b) the amount of net gaming proceeds tax paid; and, (c) all quarterly and annual financial statements presenting historical data that are submitted to the Board, including annual financial statements that have been audited by an independent certified public accountant.

The Louisiana Act restricts gaming space on riverboats to no more than 30,000 square feet. The Board has adopted rules governing the method for approval of the area of operations and the rules and odds of authorized games and devices permitted, and prescribing grounds and procedures for the revocation, limitation or suspension of licenses and permits.

On April 19, 1996, the Louisiana legislature adopted legislation requiring statewide local elections on a parish-by-parish basis to determine whether to prohibit or continue to permit licensed riverboat gaming, licensed video poker gaming, and licensed land-based gaming in Orleans Parish. The applicable local election took place on November 5, 1996, and the voters in the parishes of Boomtown New Orleans and Casino Magic Bossier voted to continue licensed riverboat and video poker gaming. However, it is noteworthy that the current legislation does not provide for any moratorium on future local elections on gaming.

Prior to the passage of legislation in the 2001 Special Session of the Louisiana Legislature, fees to the state of Louisiana for conducting gaming activities on a riverboat include: (i) $50,000 per riverboat for the first year of operation and $100,000 per year, per riverboat thereafter, plus (ii) 18.5% of net gaming proceeds. In the 2001 Special Session of the Louisiana Legislature, a law was passed legalizing dockside gaming and increasing the fees paid to the state of Louisiana to 21.5% of net gaming proceeds effective April 1, 2001 for the nine riverboats in the southern region of the state, including our Boomtown New Orleans property, while the fee increase to 21.5% of net gaming proceeds will be phased in over an approximately two year period for the riverboats operating in parishes bordering the Red River, including our Casino Magic Bossier City property.

Mississippi.    The ownership and operation of casino gaming facilities in Mississippi are subject to extensive state and local regulation, but primarily the licensing and regulatory control of the Mississippi Gaming Commission (the “Mississippi Commission”). The Mississippi Gaming Control Act (the “Mississippi Act”), which legalized dockside casino gaming in Mississippi, is similar to the Nevada Gaming Control Act discussed below. The Mississippi Commission has adopted regulations which are also similar in many respects to the Nevada gaming regulations.

The laws, regulations and supervisory procedures of Mississippi and the Mississippi Commission are based upon declarations of public policy that are concerned with, among other things, (1) the prevention of unsavory or unsuitable persons from having direct or indirect involvement with gaming at any time or in any capacity; (2) the establishment and maintenance of responsible accounting practices and procedures; (3) the maintenance of effective controls over the financial practices of licensees, including the establishment of minimum procedures for internal fiscal affairs and safeguarding of assets and revenues, providing for reliable record keeping and requiring the filing of periodic reports with the Mississippi Commission; (4) the prevention of cheating and fraudulent practices; (5) providing a source of state and local revenues through taxation and licensing fees; and (6) ensuring that gaming licensees, to the extent practicable, employ Mississippi residents. The regulations are subject to amendment and interpretation by the Mississippi Commission. We believe that our compliance with the licensing procedures and regulatory requirements of the Mississippi Commission will not affect the marketability of our securities. Changes in Mississippi laws or regulations may limit or otherwise materially affect the types of gaming that may be conducted and such changes, if enacted, could have an adverse effect on us and our Mississippi gaming operations.

The Mississippi Act provides for legalized dockside gaming in each of the fourteen counties that border the Gulf Coast or the Mississippi River, but only if the voters in the county have not voted to prohibit gaming in that county. As of July 1, 2002, dockside gaming was permissible in nine of the fourteen eligible counties in the state and gaming operations had commenced in seven counties. Under Mississippi law, gaming vessels must be located on the Mississippi River or on navigable waters in eligible counties along the Mississippi River or in the waters lying south of the counties along the Mississippi Gulf Coast.

The Mississippi Act permits unlimited stakes gaming on permanently moored vessels on a 24-hour basis and does not restrict the percentage of space which may be utilized for gaming. The Mississippi Act permits substantially all traditional casino games and gaming devices.

We and any subsidiary of ours that operates a casino in Mississippi (a “Mississippi Gaming Subsidiary”) are subject to the licensing and regulatory control of the Mississippi Commission. We are registered under the Mississippi Act as a publicly traded corporation (a “Registered Corporation”) of Biloxi Casino Corp. d/b/a Casino Magic Biloxi (“Casino Magic Biloxi”) and have been found suitable to own the stock of Casino Magic Corp., which is registered as an intermediary company (an “Intermediary Company”). Casino Magic Corp. has been found suitable to own the stock of Casino Magic Biloxi. As a Registered Corporation, we are required periodically to submit detailed financial and operating reports to the Mississippi Commission and furnish any other information which the Mississippi Commission may require. If we are unable to continue to satisfy the registration requirements of the Mississippi Act, we and any Mississippi Gaming Subsidiary cannot own or operate gaming facilities in Mississippi. No person may become a stockholder of or receive any percentage of profits from an Intermediary Company or a Mississippi Gaming Subsidiary of a Registered Corporation without first obtaining licenses and approvals from the Mississippi Commission. We have obtained such approvals from the Mississippi Commission.

A Mississippi Gaming Subsidiary must maintain a gaming license from the Mississippi Commission to operate a casino in Mississippi. Such licenses are issued by the Mississippi Commission subject to certain conditions, including continued compliance with all applicable state laws and regulations. There are no limitations on the number of gaming licenses that may be issued in Mississippi. Gaming licenses require the payment of periodic fees and taxes, are not transferable, are issued for a three-year period (and may be continued for two additional three-year periods) and must be renewed periodically thereafter. Casino Magic Biloxi was granted a renewal of its gaming license by the Mississippi Commission on December 21, 2000.

Certain of our officers and employees and the officers, directors and certain key employees of Casino Magic Corp. and Casino Magic Biloxi must be found suitable or approved by the Mississippi Commission. We believe that we have obtained or applied for all necessary findings of suitability with respect to such persons associated with us, Casino Magic Corp. or Casino Magic Biloxi, although the Mississippi Commission, in its discretion, may require additional persons to file applications for findings of suitability. In addition, any person having a material relationship or involvement with us, Casino Magic Corp. or Casino Magic Biloxi may be required to be found suitable, in which case those persons must pay the costs and fees associated with such investigation. The Mississippi Commission may deny an application for a finding of suitability for any cause that it deems reasonable. Changes in certain licensed positions must be reported to the Mississippi Commission. In addition to its authority to deny an application for a finding of suitability, the Mississippi Commission has jurisdiction to disapprove a change in a person’s corporate position or title and such changes must be reported to the Mississippi Commission. The Mississippi Commission has the power to require us, Casino Magic Corp. and Casino Magic Biloxi to suspend or dismiss officers, directors and other key employees or sever relationships with other persons who refuse to file appropriate applications or whom the authorities find unsuitable to act in such capacities. Determinations of suitability or questions pertaining to licensing are not subject to judicial review in Mississippi.

At any time, the Mississippi Commission has the power to investigate and require the finding of suitability of any of our record or beneficial stockholders. The Mississippi Act requires any person who acquires more than five percent of any class of voting securities of a Registered Corporation, as reported to the Securities and Exchange Commission (“SEC”), to report the acquisition to the Mississippi Commission, and such person may be required to be found suitable. Also, any person who becomes a beneficial owner of more than ten percent of any class of voting securities of a Registered Corporation, as reported to the SEC, must apply for a finding of suitability by the Mississippi Commission. The Mississippi Commission generally has exercised its discretion to require a finding of suitability of any beneficial owner of more than five percent of any class of voting securities of a Registered Corporation. If a stockholder who must be found suitable is a corporation, partnership or trust, it must submit detailed business and financial information, including a list of beneficial owners. Any record or beneficial stockholder required to apply for a finding suitability must pay all investigative fees and costs of the Mississippi Commission in connection with such investigation.

The Mississippi Commission has adopted a policy which provides that under certain circumstances, an “institutional investor,” as defined in the policy, which acquires more than ten percent, but not more than fifteen percent, of a Registered Corporation’s voting securities may apply to the Mississippi Commission for a waiver of such finding of suitability if such institutional investor holds the voting securities for investment purposes only. An institutional investor shall not be deemed to hold voting securities for investment purposes unless the voting securities were acquired and are held in the ordinary course of business as an institutional investor and not for the purpose of causing, directly or indirectly, the election of a majority of the members of the board of directors of the Registered Corporation, any change in the Registered Corporation’s corporate charter, bylaws, management, policies or operations of the Registered Corporation, or any of its gaming affiliates, or any other action which the Mississippi Commission finds to be inconsistent with holding the Registered Corporation’s voting securities for investment purposes only. Activities which are not deemed to be inconsistent with holding voting securities for investment purposes only include: (i) voting on all matters voted on by stockholders; (ii) making financial and other inquiries of management of the type normally made by securities analysts for informational purposes and not to cause a change in its management, policies or operations; and (iii) such other activities as the Mississippi Commission may determine to be consistent with such investment intent.

Any person who fails or refuses to apply for a finding of suitability or a license within thirty (30) days after being ordered to do so by the Mississippi Commission may be found unsuitable. The same restrictions apply to a record owner if the record owner, after request, fails to identify the beneficial owner. Any person found unsuitable and who holds, directly or indirectly, any beneficial ownership of such securities beyond such time as the Mississippi Commission prescribes, may be guilty of a misdemeanor. We may be subject to disciplinary action if, after receiving notice that a person is unsuitable to be a stockholder or to have any other relationship with us, Casino Magic Corp. or Casino Magic Biloxi, the company involved: (1) pays the unsuitable person any dividend or other distribution upon such person’s voting securities; (2) recognizes the exercise, directly or indirectly, of any voting rights conferred by securities held by the unsuitable person; (3) pays the unsuitable person any remuneration in any form for services rendered or otherwise, except in certain limited and specific circumstances; or (4) fails to pursue all lawful efforts to require the unsuitable person to divest himself of the securities, including, if necessary, the immediate purchase of the securities for cash at a fair market value.

We may be required to disclose to the Mississippi Commission, upon request, the identities of the holders of any of our debt or other securities. In addition, under the Mississippi Act, the Mississippi Commission may in its discretion require the holder of any debt security of a Registered Corporation to file an application, be investigated and be found suitable to own the debt security. Although the Mississippi Commission generally does not require the individual holders of obligations such as notes to be investigated and found suitable, the Mississippi Commission retains the discretion to do so for any reason, including but not limited to, a default, or where the holder of the debt instrument exercises a material influence over the gaming operations of the entity in question. Any holder of debt securities required to apply for a finding of suitability must pay all investigative fees and costs of the Mississippi Commission in connection with such an investigation.

If the Mississippi Commission determines that a person is unsuitable to own a debt security, then the Registered Corporation may be sanctioned, including the loss of its approvals, if without the prior approval of the Mississippi Commission it: (1) pays to the unsuitable person any dividend, interest, or any distribution whatsoever; (2) recognizes any voting right by the unsuitable person in connection with those securities; (3) pays the unsuitable person remuneration in any form; or (4) makes any payment to the unsuitable person by way of principal, redemption, conversion, exchange, liquidation, or similar transaction.

Each Mississippi Gaming Subsidiary and Intermediary Company must maintain in Mississippi a current ledger with respect to ownership of its equity securities and we must maintain in Mississippi a current list of our stockholders, which must reflect the record ownership of each outstanding share of any class of our equity securities. The ledger and stockholder lists must be available for inspection by the Mississippi Commission at any time. If any securities are held in trust by an agent or by a nominee, the record holder may be required to disclose the identity of the beneficial owner to the Mississippi Commission. A failure to make such disclosure may be grounds for finding the record holder unsuitable. We must also render maximum assistance in determining the identity of the beneficial owner.

The Mississippi Act requires that the certificates representing securities of a Registered Corporation bear a legend indicating that the securities are subject to the Mississippi Act and the regulations of the Mississippi Commission. We have received from the Mississippi Commission a waiver from this legend requirement. The Mississippi Commission has the power to impose additional restrictions on the holders of our securities at any time.

Substantially all material loans, leases, sales of securities and similar financing transactions by a Registered Corporation, an Intermediary Company or a Mississippi Gaming Subsidiary must be reported to or approved by the Mississippi Commission. A pledge of the stock of a Mississippi Gaming Subsidiary and the foreclosure of such a pledge are ineffective without the prior approval of the Mississippi Commission. Moreover, restrictions on the transfer of an equity security issued by a Mississippi Gaming Subsidiary or Intermediary Company and agreements not to encumber such securities are ineffective without the prior approval of the Mississippi Commission.

A Registered Corporation may not make a public offering of its securities without the prior approval of the Mississippi Commission if any part of the proceeds of the offering is to be used to finance the construction, acquisition or operation of gaming facilities in Mississippi or to retire or extend obligations incurred for those purposes. Under the regulations of the Mississippi Commission, a Mississippi Gaming Subsidiary may not guarantee a security issued by an affiliated company pursuant to a public offering, or pledge its assets to secure payment or performance of the obligations evidenced by the security issued by the affiliated company, without the prior approval of the Mississippi Commission. Such approval, if given, does not constitute a recommendation or approval of the investment merits of the securities subject to the offering.

On February 20, 2002, the Mississippi Commission granted us prior approval to make public offerings and private placements of securities for a period of two years, subject to certain conditions (the “Mississippi Shelf Approval”). The Mississippi Shelf Approval also includes approval for Casino Magic Corp. and Casino Magic Biloxi to guarantee any security issued by, and for Casino Magic Biloxi to hypothecate its assets to secure the payment or performance of, any obligations evidenced by a security issued by us in a public offering or private placement under the Mississippi Shelf Approval. The Mississippi Shelf Approval also includes approval to place restrictions upon the transfer of and enter into agreements not to encumber the equity securities of Casino Magic Corp. and Casino Magic Biloxi. The Mississippi Shelf Approval, however, may be rescinded for good cause without prior notice upon the issuance of an interlocutory stop order by the Mississippi Commission. The Mississippi Shelf Approval does not constitute a finding, recommendation or approval of the Mississippi Commission as to the accuracy or the adequacy of any prospectus or the investment merits of any securities offered thereby. Any representation to the contrary is unlawful. The sale of securities pursuant to this shelf registration statement will qualify as an offering made pursuant to the terms of the Mississippi Shelf Approval as currently in effect or as may be renewed in the discretion of the Mississippi Commission.

Changes in control of us through merger, consolidation, acquisition of assets, management or consulting agreements, or any act or conduct by a person by which he or she obtains control, may not occur without the prior approval of the Mississippi Commission. Entities seeking to acquire control of a Registered Corporation must satisfy the Mississippi Commission in a variety of stringent standards prior to assuming control of the Registered Corporation. The Mississippi Commission may also require controlling stockholders, officers, directors and other persons having a material relationship or involvement with the entity proposing to acquire control, to be investigated and licensed as part of the approval process relating to the transaction.

The Mississippi legislature has declared that some corporate acquisitions opposed by management, repurchases of voting securities and other corporate defense tactics that affect corporate gaming licensees in Mississippi and Registered Corporations may be injurious to stable and productive corporate gaming. The Mississippi Commission has established a regulatory scheme to ameliorate the potentially adverse effects of these business practices upon Mississippi’s gaming industry and to further Mississippi’s policy to (1) assure the financial stability of corporate gaming operations and their affiliates; (2) preserve the beneficial aspects of conducting business in the corporate form; and (3) promote a neutral environment for the orderly governance of corporate affairs.

Approvals are, in certain circumstances, required from the Mississippi Commission before a Registered Corporation may make exceptional repurchases of voting securities (such as repurchases which treat holders differently) in excess of the current market price and before a corporate acquisition opposed by management can be consummated. Mississippi’s gaming regulations also require prior approval by the Mississippi Commission of a plan of recapitalization proposed by the Registered Corporation’s board of directors in response to a tender offer made directly to the Registered Corporation’s stockholders for the purpose of acquiring control of the Registered Corporation.

Neither we, any Intermediary Company nor any Mississippi Gaming Subsidiary may engage in gaming activities in Mississippi while also conducting gaming operations outside of Mississippi without approval of the Mississippi Commission. The Mississippi Commission may require determinations that, among other things, there are means for the Mississippi Commission to have access to information concerning the out-of-state gaming operations of us and our affiliates. We have previously obtained a waiver of foreign gaming approval from the Mississippi Commission for operations in other states in which we conduct gaming operations and will be required to obtain the approval or a waiver of such approval from the Mississippi Commission prior to engaging in any additional future gaming operations outside of Mississippi.

If the Mississippi Commission determined that we, Casino Magic Corp. or Casino Magic Biloxi violated a gaming law or regulation, the Mississippi Commission could limit, condition, suspend or revoke our approvals, the approvals of Casino Magic Corp. and the license of Casino Magic Biloxi, subject to compliance with certain statutory and regulatory procedures. In addition, we, Casino Magic Corp., Casino Magic Biloxi and the persons involved could be subject to substantial fines for each separate violation. Because of such a violation, the Mississippi Commission could seek to appoint a supervisor to operate our Mississippi casino facilities. Limitation, conditioning or suspension of any gaming license or approval or the appointment of a supervisor could (and revocation of any gaming license or approval would) materially adversely affect us, our gaming operations and our results of operations.

License fees and taxes, computed in various ways depending on the type of gaming or activity involved, are payable to the State of Mississippi and to the counties and cities in which a Mississippi Gaming Subsidiary’s respective operations are conducted. Depending upon the particular fee or tax involved, these fees and taxes are payable either monthly, quarterly or annually and are based upon (1) a percentage of the gross gaming revenues received by the casino operation, (2) the number of gaming devices operated by the casino, or (3) the number of table games operated by the casino. The license fee payable to the State of Mississippi is based upon “gaming receipts” (generally defined as gross receipts less payouts to customers as winnings) and the current maximum tax rate imposed is 8% of gaming receipts in excess of $134,000 per month. The gross revenue fees imposed by the local governments equal approximately 4% of the gaming receipts.

The Mississippi Commission’s regulations require as a condition of licensure or license renewal that an existing licensed gaming establishment’s plan include a 500-car parking facility in close proximity to the casino complex and infrastructure facilities which amount to at least twenty-five percent of the casino cost. We believe that Casino Magic Biloxi is in compliance with this requirement. The Mississippi Commission later adopted amendments to the regulation that increase the infrastructure development requirement from twenty-five percent to one hundred percent for new casinos (or upon acquisition of a closed casino), but grandfathered existing licensees.

In recent years, certain anti-gaming groups proposed for adoption through the initiative and referendum process certain amendments to the Mississippi Constitution which would prohibit gaming in the state. The proposals were declared illegal by the Mississippi courts on constitutional and procedural grounds. The latest ruling was appealed to the Mississippi Supreme Court, which affirmed the decision of the lower court. If another such proposal were to be offered and if a sufficient number of signatures were to be gathered to place a legal initiative on the ballot, it is possible for the voters of Mississippi to consider such a proposal in November 2003. While we are unable to predict whether such an initiative will appear on a ballot or the likelihood of such an initiative being approved by the voters, if such an initiative were passed and gaming were prohibited in Mississippi it would have a significant adverse effect on us and our Mississippi gaming operations.

The sale of food or alcoholic beverages at Casino Magic Biloxi is subject to licensing, control and regulation by the applicable state and local authorities. The agencies involved have full power to limit, condition, suspend or revoke any such license, and any such disciplinary action against Casino Magic Biloxi could (and revocation would) have a materially adverse effect upon our operations. Certain of our, Casino Magic Corp.’s and Casino Magic Biloxi’s officers and managers must be investigated by the Alcoholic Beverage Control Division of the State Tax Commission (the “ABC”) in connection with Casino Magic Biloxi’s liquor permits. Changes in licensed positions must be approved by the ABC.

Nevada.    The ownership and operation of casino gaming facilities in Nevada are subject to: (i) the Nevada Gaming Control Act and the regulations promulgated there under (collectively, “Nevada Act”); and (ii) various local regulations. Our gaming operations are subject to the licensing and regulatory control of the Nevada Gaming Commission (“Nevada Commission”), the Nevada State Gaming Control Board (“Nevada Board”) and Washoe County. The Nevada Commission, the Nevada Board and Washoe County are collectively referred to as the “Nevada Gaming Authorities.”

The laws, regulations and supervisory procedures of the Nevada Gaming Authorities are based upon declarations of public policy which are concerned with, among other things: (i) the prevention of unsavory or unsuitable persons from having a direct or indirect involvement with gaming at any time or in any capacity; (ii) the establishment and maintenance of responsible accounting practices and procedures; (iii) the maintenance of effective controls over the financial practices of licensees, including the establishment of minimum procedures for internal fiscal affairs and the safeguarding of assets and revenues, providing reliable record keeping and requiring the filing of periodic reports with the Nevada Gaming Authorities; (iv) the prevention of cheating and fraudulent practices; and (v) providing a source of state and local revenues through taxation and licensing fees. Changes in such laws, regulations and procedures could have an adverse effect on Boomtown Reno’s gaming operations.

Boomtown Hotel & Casino, Inc. (the “Gaming Subsidiary”), which operates Boomtown Reno and two other gaming operations with slot machines only, is required to be licensed by the Nevada Gaming Authorities. The gaming licenses require the periodic payment of fees and taxes and are not transferable. We are currently registered by the Nevada Commission as a publicly traded corporation (a “Registered Corporation”) and have been found suitable to own the stock of Boomtown, Inc., which is registered as an intermediary company (“Intermediary Company”). Boomtown has been found suitable to own the stock of the Gaming Subsidiary, which is a corporate licensee (a “Corporate Licensee”) under the terms of the Nevada Act. As a Registered Corporation we are required periodically to submit detailed financial and operating reports to the Nevada Commission and furnish any other information which the Nevada Commission may require. No person may become a stockholder of, or holder of an interest of, or receive any percentage of profits from an Intermediary Company or a Corporate Licensee without first obtaining licenses and approvals from the Nevada Gaming Authorities. We, Boomtown and the Gaming Subsidiary have obtained from the Nevada Gaming Authorities the various registrations, findings of suitability, approvals, permits and licenses required in order to engage in gaming activities in Nevada.

The Nevada Gaming Authorities may investigate any individual who has a material relationship to, or material involvement with, us, Boomtown or the Gaming Subsidiary in order to determine whether such individual is suitable or should be licensed as a business associate of a gaming licensee. Our, Boomtown’s and the Gaming Subsidiary’s officers, directors and certain key employees must file applications with the Nevada Gaming Authorities and may be required to be licensed or found suitable by the Nevada Gaming Authorities. Our and Boomtown’s officers, directors and key employees who are actively and directly involved in gaming activities of the Gaming Subsidiary may be required to be licensed or found suitable by the Nevada Gaming Authorities. The Nevada Gaming Authorities may deny an application for licensing for any cause which they deem reasonable. A finding of suitability is comparable to licensing, and both require submission of detailed personal and financial information followed by a thorough investigation. The applicant for licensing or a finding of suitability must pay all the costs of the investigation. Changes in licensed positions must be reported to the Nevada Gaming Authorities and, in addition to their authority to deny an application for a finding of suitability or licensure, the Nevada Gaming Authorities have jurisdiction to disapprove a change in a corporate position.

If the Nevada Gaming Authorities were to find an officer, director or key employee unsuitable for licensing or unsuitable to continue having a relationship with us, Boomtown or the Gaming Subsidiary, the companies involved would have to sever all relationships with such person. In addition, the Nevada Commission may require us, Boomtown or the Gaming Subsidiary to terminate the employment of any person who refuses to file appropriate applications. Determinations of suitability or of questions pertaining to licensing are not subject to judicial review in Nevada.

We and the Gaming Subsidiary are required to submit detailed financial and operating reports to the Nevada Commission. Substantially all material loans, leases, sales of securities and similar financing transactions by us, Boomtown and the Gaming Subsidiary must be reported to or approved by the Nevada Commission.

If it were determined that the Nevada Act was violated by the Gaming Subsidiary, the gaming licenses it holds could be limited, conditioned, suspended or revoked, subject to compliance with certain statutory and regulatory procedures. In addition, we, Boomtown, the Gaming Subsidiary and the persons involved could be subject to substantial fines for each separate violation of the Nevada Act at the discretion of the Nevada Commission. Further, a supervisor could be appointed by the Nevada Commission to operate Boomtown Reno and, under certain circumstances, earnings generated during the supervisor’s appointment (except for reasonable rental value of the casino) could be forfeited to the State of Nevada. Limitation, conditioning or suspension of the gaming licenses of the Gaming Subsidiary or the appointment of a supervisor could (and revocation of any gaming license would) negatively affect our gaming operations.

Any beneficial holder of our voting securities, regardless of the number of shares owned, may be required to file an application, be investigated, and be found suitable as a beneficial holder of the our voting securities if the Nevada Commission has reason to believe that such ownership would otherwise be inconsistent with the declared policies of the State of Nevada. The applicant must pay all costs of investigation incurred by the Nevada Gaming Authorities in conducting any such investigation.

The Nevada Act requires any person who acquires beneficial ownership of more than 5% of a Registered Corporation’s voting securities to report the acquisition to the Nevada Commission. The Nevada Act requires that beneficial owners of more than 10% of a Registered Corporation’s voting securities apply to the Nevada Commission for a finding of suitability within thirty days after the Chairman of the Nevada Board mails the written notice requiring such filing. Under certain circumstances, an “institutional investor,” as defined in the Nevada Act, which acquires more than 10%, but not more than 15%, of a Registered Corporation’s voting securities may apply to the Nevada Commission for a waiver of such finding of suitability if such institutional investor holds the voting securities for investment purposes only. An institutional investor shall not be deemed to hold voting securities for investment purposes unless the voting securities were acquired and are held in the ordinary course of business as an institutional investor and not for the purpose of causing, directly or indirectly, the election of a majority of the members of the board of directors of the Registered Corporation, any change in the Registered Corporation’s corporate charter, restated bylaws, management, policies or operations of the Registered Corporation, or any of its gaming affiliates, or any other action which the Nevada Commission finds to be inconsistent with holding the Registered Corporation’s voting securities for investment purposes only. Activities which are not deemed to be inconsistent with holding voting securities for investment purposes only include: (i) voting on all matters voted on by stockholders; (ii) making financial and other inquiries of management of the type normally made by securities analysts for informational purposes and not to cause a change in its management, policies or operations; and (iii) such other activities as the Nevada Commission may determine to be consistent with such investment intent. If the beneficial holder of voting securities who must be found suitable is a corporation, partnership or trust, it must submit detailed business and financial information, including a list of beneficial owners. The applicant is required to pay all costs of investigation.

Any person who fails or refuses to apply for a finding of suitability or a license within thirty days after being ordered to do so by the Nevada Commission or the Chairman of the Nevada Board, may be found unsuitable. The same restrictions apply to a record owner if the record owner, after request, fails to identify the beneficial owner.

Any stockholder found unsuitable and who holds, directly or indirectly, any beneficial ownership of the common stock beyond such period of time as may be prescribed by the Nevada Commission may be guilty of a criminal offense. We are subject to disciplinary action if, after we receive notice that a person is unsuitable to be a stockholder or to have any other relationship with us, Boomtown or the Gaming Subsidiary, we: (i) pay that person any dividend or interest upon voting securities of the company, (ii) allow that person to exercise, directly or indirectly, any voting right conferred through securities held by that person, (iii) pay remuneration in any form to that person for services rendered or otherwise, or (iv) fail to pursue all lawful efforts to require such unsuitable person to relinquish his voting securities including, if necessary, the immediate purchase of said voting securities for cash at fair market value.

The Nevada Commission may, in its discretion, require the holder of any debt or other security of a Registered Corporation to file applications, be investigated and be found suitable to own the debt or other security of a Registered Corporation if the Nevada Commission has reason to believe that his acquisition of such debt or other security would otherwise be inconsistent with the policy of the State of Nevada. If the Nevada Commission determines that a person is unsuitable to own such security, then pursuant to the Nevada Act, the Registered Corporation can be sanctioned, including the loss of its approvals, if without the prior approval of the Nevada Commission, it: (i) pays to the unsuitable person any dividend, interest, or any distribution whatsoever; (ii) recognizes any voting right by such unsuitable person in connection with such securities; (iii) pays the unsuitable person remuneration in any form; or (iv) makes any payment to the unsuitable person by way of principal, redemption, conversion, exchange, liquidation, or similar transaction.

We are required to maintain a current stock ledger in Nevada which may be examined by the Nevada Gaming Authorities at any time. If any securities are held in trust by an agent or by a nominee, the record holder may be required to disclose the identity of the beneficial owner to the Nevada Gaming Authorities. A failure to make such disclosure may be grounds for finding the record holder unsuitable. We are also required to render maximum assistance in determining the identity of the beneficial owner. The Nevada Commission has the power to require that the our stock certificates bear a legend indicating that the securities are subject to the Nevada Act. However, to date the Nevada Commission has not imposed such a requirement on us.

We are not permitted to make a public offering of our securities without the prior approval of the Nevada Commission if the securities or the proceeds therefrom are intended to be used to construct, acquire or finance gaming facilities in Nevada, or to retire or extend obligations incurred for such purposes. On March 22, 2001, the Nevada Commission granted the us prior approval to make public offerings for a period of two years, subject to certain conditions (the “Nevada Shelf Approval”). The Nevada Shelf Approval also applies to any affiliated company wholly owned by us (an “Affiliate”), which is a publicly traded corporation or would thereby become a publicly traded corporation pursuant to a public offering. The Nevada Shelf Approval also includes approval for Boomtown and the Gaming Subsidiary to guarantee any security issued by, and for the Gaming Subsidiary to hypothecate its assets to secure the payment or performance of any obligations evidenced by a security issued by us or an Affiliate in a public offering under the Nevada Shelf Approval. The Nevada Shelf Approval also includes approval to place restrictions upon the transfer of and enter into agreements not to encumber the equity securities of Boomtown and the Gaming Subsidiary. The Nevada Shelf Approval, however, may be rescinded for good cause without prior notice upon the issuance of an interlocutory stop order by the Chairman of the Nevada Board. The Nevada Shelf Approval does not constitute a finding, recommendation or approval of the Nevada Gaming Authorities as to the accuracy or the adequacy of the prospectus or the investment merits of the securities offered thereby. Any representation to the contrary is unlawful. The sale of securities pursuant to this prospectus will qualify as a public offering and will be made pursuant to the terms of the Nevada Shelf Approval as currently in effect or as may be renewed in the discretion of the Nevada Gaming Commission.

Changes in control of a Registered Corporation through merger, consolidation, stock or asset acquisitions, management or consulting agreements, or any act or conduct by a person whereby he obtains control, may not occur without the prior approval of the Nevada Commission. Entities seeking to acquire control of a Registered Corporation must satisfy the Nevada Board and Nevada Commission in a variety of stringent standards prior to assuming control of such Registered Corporation. The Nevada Commission may also require controlling stockholders, officers, directors and other persons having a material relationship or involvement with the entity proposing to acquire control to be investigated and licensed as part of the approval process relating to the transaction.

The Nevada legislature has declared that some corporate acquisitions opposed by management, repurchases of voting securities and corporate defense tactics affecting Nevada corporate gaming licensees, and Registered Corporations that are affiliated with those operations, may be injurious to stable and productive corporate gaming. The Nevada Commission has established a regulatory scheme to ameliorate the potentially adverse effects of these business practices upon Nevada’s gaming industry and to further Nevada’s policy to: (i) assure the financial stability of corporate gaming licensees and their affiliates; (ii) preserve the beneficial aspects of conducting business in the corporate form; and (iii) promote a neutral environment for the orderly governance of corporate affairs. Approvals are, in certain circumstances, required from the Nevada Commission before the Registered Corporation can make exceptional repurchases of voting securities above the current market price thereof and before a corporate acquisition opposed by management can be consummated. The Nevada Act also requires prior approval of a plan of recapitalization proposed by the Registered Corporation’s Board of Directors in response to a tender offer made directly to the Registered Corporation’s stockholders for the purposes of acquiring control of the Registered Corporation.

License fees and taxes, computed in various ways depending on the type of gaming or activity involved, are payable to the State of Nevada and to Washoe County, in which the Gaming Subsidiary’s operations are conducted. Depending upon the particular fee or tax involved, these fees and taxes are payable either monthly, quarterly or annually and are based upon either: (i) a percentage of the gross revenues received; (ii) the number of gaming devices operated; or (iii) the number of table games operated. A casino entertainment tax is also paid by casino operations where entertainment is furnished in a cabaret, nightclub, cocktail lounge or casino showroom in connection with the serving or selling of food or refreshments, or the selling of any merchandise.

Any person who is licensed, required to be licensed, registered, required to be registered, or is under common control with such persons (collectively, “Licensees”), and who proposes to become involved in a gaming venture outside of Nevada, is required to deposit with the Nevada Board, and thereafter maintain, a revolving fund in the amount of $10,000 to pay the expenses of investigation by the Nevada Board of such Licensee’s participation in such foreign gaming. The revolving fund is subject to increase or decrease in the discretion of the Nevada Commission. Thereafter, Licensees are required to comply with certain reporting requirements imposed by the Nevada Act. Licensees are also subject to disciplinary action by the Nevada Commission if they knowingly violate any laws of the foreign jurisdiction pertaining to the foreign gaming operation, fail to conduct the foreign gaming operation in accordance with the standards of honesty and integrity required of Nevada gaming operations, engage in activities or enter into associations that are harmful to the State of Nevada or its ability to collect gaming taxes and fees, or employ, contract with, or associate with a person in the foreign operation who has been denied a license or finding of suitability in Nevada on the ground of unsuitability.

California.    Operation of California card club casinos such as the Hollywood Park-Casino and the Crystal Park Casino is governed by the Gambling Control Act (the “GCA”) and is subject to the oversight of the California Attorney General and the California Gambling Control Commission. Under the GCA, a California card club casino may only offer certain forms of card games, including Poker, Pai Gow, and California Blackjack. A card club casino may not offer many of the card games and other games of chance permitted in Nevada and other jurisdictions where we conduct business. Although the California Attorney General takes the position that, under the GCA, only individuals, partnerships or privately-held companies (as opposed to publicly-traded companies such us) are eligible to operate card club casinos, the enactment of California Senate Bill 100 (“SB-100”) in 1995, and the subsequent enactment of Senate Bill-8 permit a publicly-owned racing association to own and operate a card club casino if it also owns and operates a race track on the same premises.

In September 1995, the Attorney General granted us a provisional registration under SB-100 to operate the Hollywood Park-Casino, which provisional registration was renewed effective January 1, 1999. Pursuant to the GCA, on September 10, 1999, in connection with the sale of the Hollywood Park Race Track (see Note 11 to the Notes to Consolidated Financial Statements of our Annual Report on Form 10-K/A (amendment no. 2) for the year ended December 31, 2001, which we incorporate be reference in this prospectus), we were no longer eligible to operate the Hollywood Park-Casino and therefore entered into a sublease arrangement of the Hollywood Park-Casino with the same third party operator which leases the Crystal Park Casino. In the event the GCA were to be amended to permit publicly-traded companies such as us to operate card clubs, we, and our officers, directors and certain stockholders, would likely have to file the necessary licensing applications with the Attorney General, if we wished to operate the Hollywood Park-Casino or the Crystal Park Casino.

Pursuant to the GCA, the operator of a card club casino, and its officers, directors and certain stockholders are required to be registered by the Attorney General and licensed by the municipality in which it is located. A permanent registration will not be granted until the California Department of Justice completes its review of our applications and the applications of our corporate officers and directors. The Attorney General has broad discretion to deny a gaming registration and may impose reasonably necessary conditions upon the granting of a gaming registration. Grounds for denial include felony convictions, criminal acts, convictions involving dishonesty, illegal gambling activities, and false statements on a gaming application. Such grounds also generally include having a financial interest in a business or organization that engages in gaming activities that are illegal under California law. In addition, the Attorney General possesses broad authority to suspend or revoke a gaming registration on any of the foregoing grounds, as well as for violation of any federal, state or local gambling law, failure to take reasonable steps to prevent dishonest acts or illegal activities on the premises of the card club casino, failure to cooperate with the Attorney General in its oversight of the card club casino and failure to comply with any condition of the registration. The City of Inglewood and the City of Compton have granted the operator of the Hollywood Park-Casino and the Crystal Park Casino all municipal gaming licenses necessary for operation of such facilities, and the operator has received provisional registrations for both locations from the California Department of Justice.

Argentina.    The Provincial Government of Neuquen, Argentina enacted a casino privatization program to issue twelve-year exclusive concession agreements to operate existing casinos. Our two casinos are the only casinos in the province of Neuquen, in west central Argentina, and are located in Neuquen City and San Martin de los Andes. The casinos had previously been operated by the provincial government. The Ministry of Finance of Argentina has adopted a modified regulatory system for casinos, based somewhat on the regulatory system utilized by the State of Nevada, and such regulatory system is being administered by the Provincial Government of Neuquen. We cannot predict what effect the enactment of other laws, regulations or pronouncements relating to casino operations may have on the operations of Casino Magic Argentina.

SELLING STOCKHOLDER

The selling stockholder named below, R. D. Hubbard, or certain of his affiliates, may from time to time offer to sell pursuant to this prospectus and the applicable prospectus supplement up to an aggregate of the number of shares of our common stock indicated below. Mr. Hubbard is a former director and Chairman of the Board of the Company. Based on a Schedule 13D/A filed by Mr. Hubbard on October 2, 2002, the following table sets forth the number of shares of our common stock that Mr. Hubbard beneficially owns:

	Positions with Pinnacle Entertainment	Shares of Common Stock Beneficially Owned Prior to the Offering				Number of Shares of Common Stock Offered		Shares of Common Stock Beneficially Owned After the Offering
Name of Beneficial Owner		Number		Percent				Number		Percent
R.D. Hubbard	Former director and Chairman of the Board	2,322,699	(a)	8.9	%(b)	2,322,699	(c)	0	(d)	0	%(d)

(a)	Includes 282,000 shares of our common stock which Mr. Hubbard has the right to acquire upon the exercise of options which are exercisable within 60 days of October 2, 2002. These shares also include 249,990 shares of our common stock owned by the R.D. and Joan Dale Hubbard Foundation, a non-profit organization; Mr. Hubbard may be deemed to have beneficial ownership of such shares.
(b)	Assumes exercise of stock options beneficially owned by the selling stockholder into 282,000 shares of our common stock. Based on 25,910,812 shares outstanding as of June 30, 2002.
(c)	This is the maximum number of shares that Mr. Hubbard may offer to sell pursuant to this prospectus and any applicable prospectus supplement.
(d)	Assumes that Mr. Hubbard sells the maximum number of shares pursuant to this prospectus and any applicable prospectus supplement.

PLAN OF DISTRIBUTION

We and the selling stockholder (with respect to common stock) may sell the securities offered by this prospectus to one or more underwriters or dealers for public offering, through agents, directly to purchasers or through a combination of any such methods of sale. The name of any such underwriter, dealer or agent involved in the offer and sale of the securities, the amounts underwritten and the nature of its obligation to take the securities will be stated in the applicable prospectus supplement. We and/or the selling stockholder have reserved the right to sell the securities directly to investors on our own and/or the selling stockholder’s behalf in those jurisdictions where we and/or the selling stockholder are authorized to do so. The sale of the securities may be effected in transactions (a) on any national or international securities exchange or quotation service on which the securities may be listed or quoted at the time of sale, (b) in the over-the-counter market, (c) in transactions otherwise than on such exchanges or in the over-the-counter market or (d) through the writing of options.

In addition, we may issue the securities as a dividend or distribution or in a subscription rights offering to our existing security holders. In some cases, we or dealers acting with us or on our behalf, and/or selling stockholder or dealers acting with it on its behalf, may also purchase securities and reoffer them to the public by one or more of the methods described above. This prospectus may be used in connection with any offering of our securities through any of these methods or other methods described in the applicable prospectus supplement.

We, our agents and underwriters, and/or the selling stockholder and its agents and underwriters, may offer and sell the securities at a fixed price or prices that may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The securities may be offered on an exchange, which will be disclosed in the applicable prospectus supplement. We and/or the selling stockholder may, from time to time, authorize dealers, acting as our or its agents, to offer and sell the securities upon such terms and conditions as set forth in the applicable prospectus supplement.

If we and/or the selling stockholder use underwriters to sell securities, we and/or the selling stockholder will enter into an underwriting agreement with them at the time of the sale to them. In connection with the sale of the securities, underwriters may receive compensation from us and the selling stockholder in the form of underwriting discounts or commissions and may also receive commissions from purchasers of the securities for whom they may act as agent. Any underwriting compensation paid by us and/or the selling stockholder to underwriters or agents in connection with the offering of the securities, and any discounts, concessions or commissions allowed by underwriters to participating dealers, will be set forth in the applicable prospectus supplement to the extent required by applicable law. Underwriters may sell the securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters or commissions (which may be changed from time to time) from the purchasers for whom they may act as agents.

Dealers, agents and selling stockholders participating in the distribution of the securities may be deemed to be underwriters, and any discounts and commissions received by them and any profit realized by them on resale of the securities may be deemed to be underwriting discounts and commissions under the Securities Act. Unless otherwise indicated in the applicable prospectus supplement, an agent will be acting on a best efforts basis, and a dealer will purchase debt securities as a principal, and may then resell the debt securities at varying prices to be determined by the dealer.

If so indicated in the prospectus supplement, we and/or the selling stockholder will authorize underwriters, dealers or agents to solicit offers by certain specified institutions to purchase offered securities from us and/or the selling stockholder at the public offering price set forth in the prospectus supplement pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. Such contracts will be subject to any conditions set forth in the applicable prospectus supplement, and the prospectus supplement will set forth the commission payable for solicitation of such contracts. The underwriters and other persons soliciting such contracts will have no responsibility for the validity or performance of any such contracts.

If we offer securities in a subscription rights offering to our existing security holders, we may enter into a standby underwriting agreement with dealers, acting as standby underwriters. We may pay the standby underwriters a commitment fee for the securities they commit to purchase on a standby basis. If we do not enter into a standby underwriting arrangement, we may retain a dealer-manager to manage a subscription rights offering for us.

Underwriters, dealers and agents may be entitled, under agreements entered into with our company and/or the selling stockholder to indemnification against and contribution towards certain civil liabilities, including any liabilities under the Securities Act of 1933, as amended.

To facilitate the offering of securities, certain persons participating in the offering may engage in transactions that stabilize, maintain, or otherwise affect the price of the securities. These may include over-allotment, stabilization, syndicate, short covering transactions and penalty bids. Over-allotment involves sales in excess of the offering size, which creates a short position. Stabilizing transactions involve bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. Syndicate short covering transactions involve purchases of securities in the open market after the distribution has been completed in order to cover syndicate short positions. Penalty bids permit the underwriters to reclaim selling concessions from dealers when the securities originally sold by the dealers are purchased in covering transactions to cover syndicate short positions. These transactions may cause the price of the securities sold in an offering to be higher than it would otherwise be. These transactions, if commenced, may be discontinued by the underwriters at any time.

Any securities other than our common stock issued hereunder may be new issues of securities with no established trading market. Any underwriters or agents to or through whom such securities are sold for public offering and sale may make a market in such securities, but such underwriters or agents will not be obligated to do so and may discontinue any market making at any time without notice. No assurance can be given as to the liquidity of the trading market for any such securities. The amount of expenses expected to be incurred by us in connection with any issuance of securities will be set forth in the applicable prospectus supplement. Certain of the underwriters, dealers or agents and their associates may engage in transactions with, and perform services for, us and certain of our affiliates in the ordinary course of our business.

LEGAL MATTERS

Unless otherwise specified in a prospectus supplement, the validity of any securities issued hereunder will be passed upon for our company by Irell & Manella LLP, Los Angeles, California.

EXPERTS

The financial statements and the related financial statement schedule incorporated in this prospectus by reference from the Company’s Annual Report on Form 10-K/A (amendment no. 2) for the year ended December 31, 2001 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the Company’s reportable segments having been restated to include in a footnote segment information for the Company’s properties and operations on a disaggregated basis), and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

We have not authorized any dealer, salesperson or other person to give any information or represent anything not contained in this prospectus supplement or the prospectus included herein. You must not rely on any unauthorized information. This prospectus supplement does not offer to sell or buy any securities in any jurisdiction where it is unlawful. The information in this prospectus supplement or the prospectus included herein is current as of its date.

Prospectus

$135,000,000

8 3/4% Senior Subordinated Notes due 2013

PROSPECTUS SUPPLEMENT

September 19, 2003

Sole Book-Running Manager

Bear, Stearns & Co. Inc.

Joint Lead Managers

Banc of America Securities LLC

Lehman Brothers

SG Cowen

CIBC World Markets

UBS Investment Bank